2007 *Putting the PEDAL to the Metal*





AK Steel | ANNUAL REPORT AND FORM 10-K 2007

Putting the PEDAL to the Metal

AK Steel put the "PEDAL to the Metal" in 2007 by tirelessly focusing on Profitable growth, Enhancing shareholder value, De-leveraging our balance sheet, maximizing our Assets and positioning the company for Long-term, sustained profitability.

For AK Steel, 2007 was a break-through year defined by record sales and operational performance. Revenues reached an all-time high of $7 billion, up approximately 15% over 2006. Our revenues were driven by record shipments at a record average selling price of $1,081 per ton. Our sales were aided by strong demand and variable surcharges to offset historically high raw material and energy costs.



James L. Wainscott
Chairman, President and Chief Executive Officer

Profitable Growth

Our record sales and relentless cost-control efforts enabled us to achieve record operating profitability in 2007. For the first time in the company's history, we achieved $100 per ton in quarterly operating profit—a long-held, but previously unmet goal. More importantly, we surpassed this performance benchmark for the entire year, strengthening our ability to compete in the global steel marketplace.

Our full-year 2007 adjusted operating profit of $103 per ton represents a 194% increase over 2006 adjusted operating profit of $35 per ton. It also represents a $185 per ton improvement over the $82 per ton operating loss experienced in the second and third quarters of 2003—prior to the company's executive management changes. Our strong cash inflows during 2007 produced a solid cash balance of $714 million. That is an increase of nearly $200 million over 2006, even after taking into account debt redemptions, pension contributions and capital investments totaling more than $800 million.

194% Increase
in Adjusted Operating Profitability


$35 per ton
$103 per ton
2006
2007

In recognition of our "Break-Through" performance in 2007, AK Steel received a MANNY award for excellence in manufacturing from *Cincy* magazine, a leading business publication in Greater Cincinnati.

Enhanced Shareholder Value

Over the course of a few short years, AK Steel has emerged as a Wall Street winner. We recorded net income of $387.7 million in 2007, or $3.46 per diluted share.

From 2003 through the end of 2007, investors saw the value of their AK Steel shares increase by approximately 2,000%. Our performance in 2007 alone prompted CNNMoney.com to list AK Steel among its Top 10 Best Performing FORTUNE 500 stocks of the year. With a 174% gain in value in 2007, AK Steel claimed the second spot on this prestigious list.

De-Leverage the Balance Sheet

AK Steel completed a series of significant liability-reduction initiatives in 2007 to strengthen our balance sheet. Our strong financial performance enabled us to redeem the entire $450 million of 7¾% senior notes that were due in 2009. In addition, we made three early contributions to our pension trust fund totaling $250 million. From 2005 through the end of 2007, AK Steel contributed $609 million to the pension trust.

We also reached a VEBA (Voluntary Employees Beneficiary Association) health care settlement with current retirees at our Middletown Works. The retirees were former hourly and salaried members of their local union. The settlement will further strengthen our balance sheet by reducing the company's current OPEB liability by approximately one-half.

SHAREHOLDERS

2ND BEST PERFORMING
FORTUNE 500
stock for the year 2007
174% increase in value

Asset Maximization

Throughout 2007, AK Steel took several major steps to maximize assets—to do more with less and increase unit productivity. For example, to better meet global demand for our electrical steel products, our Board of Directors approved our fourth electrical steel expansion project in recent years—a $180 million capital investment to lower production costs and increase electrical steel capacity at our specialty steel operations in Butler, Pennsylvania and Zanesville, Ohio.

This project, which is expected to be completed by the end of 2009, will also provide us with the opportunity to increase carbon steel slab production at Butler Works, significantly lowering AK Steel's need to purchase carbon slabs on the volatile world market.

We also negotiated "new era" labor agreements at our Rockport, Coshocton and Middletown Works—each providing for a smaller, more flexible workforce, as well as affordable pensions and health care cost-sharing. We now have competitive labor deals in place at each of our steelmaking plants.

And, in August, our corporate staff and executive management team moved to a newly constructed corporate headquarters building in West Chester, Ohio—located in the Greater Cincinnati area. The state-of-the-art building enhances our corporate team's ability to service our domestic and international customers and support our manufacturing plants.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007.**

OR

☐ **Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to .**

Commission File No. 1-13696.

AK STEEL HOLDING CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**31-1401455**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
9227 Centre Pointe Drive, West Chester, Ohio	**45069**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(513) 425-5000.**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock $.01 Par Value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes X No ___.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ___ No X .

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X .

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Rule 12b-2 of the Act).

Large accelerated filer X Accelerated filer ___ Non-accelerated filer ___.

Indicate by check mark whether the registrant is a shell company, as defined in Rule 12b-2 of the Securities Exchange Act of 1934. Yes ___ No X .

Aggregate market value of the registrant's voting stock held by non-affiliates at June 30, 2007: $4,128,824,301.

At February 22, 2008, there were 111,912,162 shares of the registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required to be furnished pursuant to Part III of this Form 10-K will be set forth in, and incorporated by reference from, the registrant's definitive proxy statement for the annual meeting of stockholders, (the "2008 Proxy Statement"), which will be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year ended December 31, 2007.

AK Steel Holding Corporation

Table of Contents

		Page
PART I		
Item 1.	Business	1
Item 1A.	Risk Factors	7
Item 1B.	Unresolved Staff Comments	9
Item 2.	Properties	9
Item 3.	Legal Proceedings	10
Item 4.	Submission of Matters to a Vote of Security Holders	14
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	16
Item 6.	Selected Financial Data	19
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	20
Item 7A.	Quantitative and Qualitative Disclosure about Market Risk	46
Item 8.	Financial Statements and Supplementary Data	49
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosures	99
Item 9A.	Controls and Procedures	99
Item 9B.	Other Information	102
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	102
Item 11.	Executive Compensation	102
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	102
Item 13.	Certain Relationships and Related Transactions, and Director Independence	102
Item 14.	Principal Accounting Fees and Services	103
PART IV		
Item 15.	Exhibits and Financial Statement Schedules	103

(Dollars in millions, except per share and per ton amounts)

PART I

Item 1. Business.

Operations Overview

AK Steel Holding Corporation ("AK Holding") is a corporation formed under the laws of Delaware in 1993 and is a fully-integrated producer of flat-rolled carbon, stainless and electrical steels and tubular products through its wholly-owned subsidiary, AK Steel Corporation ("AK Steel" and, together with AK Holding, the "Company"). AK Steel is the successor through merger to Armco Inc., which was formed in 1900.

The Company's operations consist of seven steelmaking and finishing plants located in Indiana, Kentucky, Ohio and Pennsylvania that produce flat-rolled carbon steels, including premium quality coated, cold-rolled and hot-rolled products, and specialty stainless and electrical steels that are sold in slab, hot band, and sheet and strip form. The Company's operations also include AK Tube LLC ("AK Tube"), which further finishes flat-rolled carbon and stainless steel at two tube plants located in Ohio and Indiana into welded steel tubing used in the automotive, large truck and construction markets. In addition, the Company's operations include European trading companies that buy and sell steel and steel products and other materials.

Customers

In conducting its steel operations, the Company principally directs its marketing efforts toward those customers who require the highest quality flat-rolled steel with precise "just-in-time" delivery and technical support. Management believes that the Company's enhanced product quality and delivery capabilities, and its emphasis on customer technical support and product planning, are critical factors in its ability to serve this segment of the market.

The Company's flat-rolled carbon steel products are sold primarily to automotive manufacturers and to customers in the appliance, industrial machinery and equipment, and construction markets, consisting principally of manufacturers of home appliances, and heating, ventilation and air conditioning equipment. The Company also sells coated, cold rolled, and hot rolled carbon steel products to distributors, service centers and converters who may further process these products prior to reselling them. To the extent necessary, the Company carries increased inventory levels to meet the requirements of certain of its customers for "just-in-time" delivery.

The Company sells its stainless steel products to manufacturers and their suppliers in the automotive industry, to manufacturers of food handling, chemical processing, pollution control, medical and health equipment and to distributors and service centers. The Company sells electrical steels, which are iron-silicon alloys with unique magnetic properties, primarily to manufacturers of power transmission and distribution transformers and electrical motors and generators.

The Company's automotive sales declined to approximately 40% of the Company's total sales in 2007, compared to 41% in 2006. The relative decline in automotive sales is principally the result of an increase in revenues for electrical and stainless products as a result of higher prices and sales of higher-end electrical products. The Company's appliance, industrial machinery and equipment, and construction market sales decreased to 26% of the Company's total sales in 2007, compared to 29% in 2006. This decline is the result of weak appliance and housing market conditions and also reflects an increase in revenues in the distributors, service center and converters market. The following table sets forth the percentage of the Company's net sales attributable to various markets:

	Years Ended December 31,		
	2007	2006	2005
Automotive	40%	41%	45%
Appliance, Industrial Machinery and Equipment, and Construction	26%	29%	25%
Distributors, Service Centers and Converters	34%	30%	30%

AK Steel is a major supplier to the domestic automotive industry, including foreign-based manufacturers with plants in the United States. The Company's sales to General Motors Corporation, the Company's largest customer, accounted for approximately 13% of its net sales in 2005, and less than 10% in 2007 and 2006. No other customer accounted for more than 10% of the Company's net sales during 2007, 2006 or 2005. The Company's relationship with General Motors is solely that of a supplier in the ordinary course of business. If General Motors were to elect to source more of its purchases of steel from other steel producers in the future, management believes that any material change in purchases would be phased in over a multi-year period. Management further believes that such a decrease in sales to General Motors would be offset, to a material extent, by sales to new customers and increased sales to other existing customers. If, however, these expectations prove incorrect, the Company's operating results could be materially adversely affected by a significant decrease in sales to General Motors.

The Company is a party to contracts with all of its major automotive and most of its appliance industry customers. The term of most of these contracts is one year. These contracts set forth prices to be paid for each product during their term. Approximately 70% of the Company's shipments to contract customers permit price adjustments to reflect changes in prevailing market conditions or certain energy and raw material costs. Approximately 60% of the Company's shipments of flat-rolled steel products in 2007 were made to contract customers, and the balance of the Company's shipments were made in the spot market at prevailing prices at the time of sale.

Raw Materials and Other Inputs

The principal raw materials required for the Company's steel manufacturing operations are iron ore, coal, coke, chrome, nickel, silicon, molybdenum, zinc, limestone, and carbon and stainless steel scrap. The Company also uses large volumes of natural gas, electricity and oxygen in its steel manufacturing operations. In addition, the Company routinely purchases approximately 500,000 to 700,000 tons of carbon steel slabs from other steel producers to supplement the production from its own steelmaking facilities. The Company makes most of its purchases of coal, iron ore, coke and limestone at negotiated prices under annual and multi-year agreements. The Company typically makes purchases of carbon steel slabs, carbon and stainless steel scrap, natural gas and other raw materials at prevailing market prices, which are subject to price fluctuations in accordance with supply and demand. The Company enters into financial instruments designated as hedges with respect to the purchases of natural gas and certain raw materials, the prices of which may be subject to volatile fluctuations.

The Company believes that it currently has adequate sources of supply for its raw material and energy requirements for 2008. The Company has secured adequate sources of iron ore for all of its anticipated iron ore needs through 2012. To the extent that multi-year contracts are available in the marketplace, the Company has secured adequate sources of supply to satisfy other key raw materials needs for the next three to five years. Where multi-year contracts are not available, the Company continues to seek to secure the remainder of its raw materials needs through annual contracts or spot purchases. In 2007, market conditions affecting certain key raw materials such as carbon scrap, nickel, chrome, zinc, and iron ore substantially increased the costs of these raw materials.

The Company continues to attempt to reduce the risk of supply shortages by entering into multi-year supply contracts and by evaluating alternative sources and substitute materials. The potential exists, however, for production disruptions due to shortages of raw materials in the future. If such a disruption were to occur, it could have a material impact on the Company's financial condition, operations and cash flow.

Research and Development

The Company conducts a broad range of research and development activities aimed at improving existing products and manufacturing processes and developing new products and processes. Research and development costs incurred in 2007, 2006 and 2005 were $8.0, $6.6 and $6.7, respectively.

Employees

At December 31, 2007, the Company's operations included approximately 6,900 employees, of which approximately 5,150 are represented by labor unions under various contracts that will expire in the years 2008 through 2013. See discussion under *Labor Agreements* in the **Liquidity and Capital Resources** section below for detailed information on these agreements.

Competition

The Company competes with domestic and foreign flat-rolled carbon, stainless and electrical steel producers (both integrated steel producers and mini-mill producers) and producers of plastics, aluminum and other materials that can be used in lieu of flat-rolled steels in manufactured products. Mini-mills generally offer a narrower range of products than integrated steel mills, but can have some competitive cost advantages as a result of their different production processes and typically non-union work forces. Price, quality, on-time delivery and customer service are the primary competitive factors in the steel industry and vary in relative importance according to the category of product and customer requirements.

Domestic steel producers face significant competition from foreign producers. For a variety of reasons, these foreign producers generally are able to sell products in the United States at prices substantially lower than domestic producers. These reasons include lower labor, raw material, energy and regulatory costs, as well as significant government subsidies and preferential trade practices in their home countries. The annual level of imports of foreign steel into the United States also is affected to varying degrees by the relative strength or weakness of the U.S. dollar against various foreign currencies. During 2007, major foreign currencies, in particular the euro, were particularly strong relative to the U.S. dollar, which likely increased the cost of foreign steel for U.S. buyers. Due in part to that strength, U.S. imports of finished steel decreased during 2007 from the record level of 2006 and accounted for approximately 25% of domestic steel market demand in 2007. By comparison, imports of finished steel accounted for approximately 28% and 22%, respectively, of domestic steel demand in 2006 and 2005.

For many years, numerous foreign steel producers exporting products to the United States have been found to be in violation of U.S. trade laws, and have been subject to countervailing duties and anti-dumping duties imposed by order of the International Trade Commission (the "ITC") of the United States. Such orders typically are scheduled for periodic reviews on a schedule established by the ITC. In November 2006, the ITC issued a decision in such a review which discontinued antidumping and countervailing duties on, among other products, corrosion resistant flat-rolled steel products imported from Australia, Canada, France and Japan, while allowing such duties to continue for another five years with respect to such products imported from Germany and Korea. The Company was a party to that review and vigorously argued for a continuation of all of the duties. The decision by the ITC to end the duties on corrosion resistant steel from the four countries noted above eventually could result in an increase in the volume of such steel products imported into the United States from those countries. That increase in supply could result in a reduction in the general pricing of such products from all producers. Because a significant portion of the steel products produced and sold by the Company consists of various types of corrosion resistant flat-rolled steel products, such a result has the potential to negatively impact the Company's net sales and thus its income and cash flow. Appeals were filed following the ITC's decision. At this time, the Company can neither predict the outcome of such appeals nor reliably estimate the extent of the future competitive impact, if any, on the Company of the discontinuation of antidumping and countervailing duties on corrosion resistant flat steel products from Australia, Canada, France and Japan.

The Company's ability to compete has been negatively impacted by the bankruptcies of numerous domestic steel companies, including several former major competitors of the Company, and the subsequent and continuing global steel industry consolidation. Those bankruptcies facilitated the global consolidation of the steel industry by enabling other entities to purchase and operate the facilities of the bankrupt steel companies without accepting any responsibility for most, and in some instances any, pension or healthcare obligations to the retirees of the bankrupt companies. In contrast, the Company has continued to provide pension and healthcare benefits to its retirees, resulting in a competitive disadvantage compared to other domestic integrated steel companies and mini-mills that do not provide such benefits to any or most of their retirees. Since the fall of 2003, when new management was put in place, the Company has made an intensive effort to reduce this employment cost competitive disadvantage as it negotiates new collective bargaining agreements with all of the unions representing the hourly employees at all of its facilities.

Since the fall of 2003, the Company has negotiated progressive new labor agreements that have significantly reduced total employment costs at all of its represented facilities, including Middletown Works where the Company ended a one-year lockout of the represented hourly employees upon successful negotiation of a new labor contract in March 2007. The new labor agreements have increased the Company's ability to compete in the highly competitive global steel market while, at the same time, enhancing the ability of the Company to continue to support its retirees' pension and healthcare needs.

Environmental

Environmental Compliance

Domestic steel producers, including AK Steel, are subject to stringent federal, state and local laws and regulations relating to the protection of human health and the environment. Over the past three years, the Company has expended the following for environmental-related capital investments and environmental compliance costs:

	Years Ended December 31,		
	2007	2006	2005
Environmental-related capital investments	$ 2.4	$ 9.6	$ 33.3
Environmental compliance costs	122.8	125.5	109.0

Environmental compliance costs decreased slightly in 2007 from 2006 due primarily to lower costs for maintenance and natural gas costs at Ashland Works coke plant, but were still higher than in 2005 due to continued higher spending to comply with Maximum Achievable Control Technology ("MACT") standards following the installation and startup in 2006 of the new pollution control equipment at Middletown Works referred to below. Except as expressly noted below, management does not anticipate any material impact on the Company's recurring operating costs or future profitability as a result of its compliance with current environmental regulations. Moreover, because all domestic steel producers operate under the same set of federal environmental regulations, management believes that the Company is not disadvantaged relative to its domestic competitors by its need to comply with these regulations.

Environmental-related capital expenditures decreased in 2007 due primarily to higher than normal spending in 2006 and 2005 for pollution control equipment for the blast furnace and basic oxygen furnace at Middletown Works. As previously reported, the United States Environmental Protection Agency ("EPA") published its final MACT rules for integrated iron and steel manufacturing facilities in the Federal Register on May 20, 2003. Pursuant to these rules, any existing affected source was required to have pollution control equipment necessary to comply with the MACT rules installed and operating by May 22, 2006. The blast furnace and basic oxygen furnaces at the Company's Middletown Works are affected sources subject to the new MACT rules. The Company timely completed the installation and startup of the first phase of this project in May 2005 at its blast furnace and the second phase in April 2006 at its basic oxygen furnaces. Testing to demonstrate compliance with the MACT requirements was completed during 2007. The result of that testing confirmed compliance with the MACT rules. The three-year capital cost (2004-2006) of such compliance was approximately $65.0. Prior to successful completion of the Company's compliance testing, the Hamilton County Department of Environmental Services issued two Notices of Violation ("NOV"s) alleging failure of one of the basic oxygen furnaces to achieve timely compliance with the MACT rules. See discussion below under "*Environmental Proceedings*.")

Environmental Remediation

AK Steel and its predecessors have been conducting steel manufacturing and related operations for more than 107 years. Although the Company believes its operating practices have been consistent with prevailing industry standards during this time, hazardous materials may have been released at one or more operating sites, including sites that the Company no longer owns. The Company has estimated potential remediation expenditures for those sites where future remediation efforts are probable based on identified conditions, regulatory requirements or contractual obligations arising from the sale of a business or facility.

Pursuant to the Resource Conservation and Recovery Act ("RCRA"), which governs the treatment, handling and disposal of hazardous waste, the EPA and authorized state environmental agencies may conduct inspections of RCRA regulated facilities to identify areas where there have been releases of hazardous waste or hazardous constituents into the environment and may order the facilities to take corrective action to remediate such releases. AK Steel's major steelmaking facilities are subject to RCRA inspections by environmental regulators. While the Company cannot predict the future actions of these regulators, it is possible that they may identify conditions in future inspections of these facilities which they believe require corrective action.

Under authority conferred by the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), the EPA and state environmental authorities have conducted site investigations at certain of AK Steel's facilities and other third-party facilities, portions of which previously may have been used for disposal of materials that are currently subject to regulation. The results of these investigations are still pending, and AK Steel could be directed to expend funds for remedial activities at the former disposal areas. Because of the uncertain status of these investigations, however, the Company cannot reliably predict whether or when such expenditures might be required, their magnitude or the timeframe during which these potential costs would be incurred.

As previously reported, on July 27, 2001, AK Steel received a Special Notice Letter from the EPA requesting that AK Steel agree to conduct a Remedial Investigation/Feasibility Study ("RI/FS") and enter into an administrative order on consent pursuant to Section 122 of CERCLA regarding the former Hamilton Plant located in New Miami, Ohio. The Hamilton Plant no longer exists. It ceased operations in 1990, and all of its former structures have been demolished and removed. Although AK Steel did not believe that a site-wide RI/FS was necessary or appropriate, in April 2002, it entered into a mutually agreed-upon administrative order on consent to perform such an investigation and study of the Hamilton Plant site. The site-wide RI/FS is underway and is projected to be completed this year. AK Steel currently has accrued $0.8 for the remaining cost of the RI/FS. Until the RI/FS is completed, AK Steel cannot reliably estimate the additional costs, if any, associated with any potentially required remediation of the site or the timeframe during which these potential costs would be incurred.

Environmental Proceedings

On September 30, 1998, AK Steel received an order from the EPA under Section 3013 of RCRA requiring it to develop a plan for investigation of eight areas of Mansfield Works that allegedly could be sources of contamination. A site investigation began in November 2000 and is continuing. AK Steel cannot reliably estimate at this time how long it will take to complete this site investigation. AK Steel currently has accrued approximately $2.1 for the projected cost of the study at Mansfield Works. Until the site investigation is completed, AK Steel cannot reliably estimate the additional costs, if any, associated with any potentially required remediation of the site or the timeframe during which these potential costs would be incurred.

On October 9, 2002, AK Steel received an order from the EPA under Section 3013 of RCRA requiring it to develop a plan for investigation of several areas of Zanesville Works that allegedly could be sources of contamination. A site investigation began in early 2003 and is continuing. AK Steel estimates that it will take approximately two more years to complete this site investigation. AK Steel currently has accrued approximately $1.0 for the projected cost of the study and remediation at Zanesville Works. Until the site investigation is completed, AK Steel cannot reliably estimate the additional costs, if any, associated with any potentially required remediation of the site or the timeframe during which these potential costs would be incurred.

On November 26, 2004, Ohio EPA issued an NOV for alleged waste violations associated with an acid leak at AK Steel's Coshocton Works. In November 2007, Ohio EPA and AK Steel reached an agreement to resolve this NOV. Pursuant to that agreement, AK Steel will implement an inspection program, conduct an investigation of the area where the acid leak occurred, submit a closure plan, and, upon approval from Ohio EPA, implement that closure plan. Also, AK Steel has agreed to pay a civil penalty of twenty-eight thousand dollars and to fund a supplemental environmental project in the amount of seven thousand dollars. Until the investigation is completed and a closure plan is approved, AK Steel cannot reliably estimate the costs associated with closure or the timeframe during which the closure costs will be incurred.

On December 20, 2006, Ohio EPA issued an NOV with respect to two electric arc furnaces at AK Steel's Mansfield Works alleging failure of the Title V stack tests with respect to several air pollutants. The Company is investigating this claim and is working with Ohio EPA to attempt to resolve it. AK Steel believes it will reach a settlement in this matter that will not have a material financial impact on AK Steel, but cannot be certain that a settlement will be reached. If a settlement is reached, the Company cannot reliably estimate at this time how long it will take to reach such a settlement or what its terms might be. AK Steel will vigorously contest any claims which cannot be resolved through a settlement. Until it has reached a settlement with Ohio EPA or the claims that are the subject of the NOV are otherwise resolved, AK Steel cannot reliably estimate the costs, if any, associated with any potentially required operational changes at the furnaces or the timeframe over which any potential costs would be incurred.

The Hamilton County Department of Environmental Services ("HCDES") issued two NOVs, one on June 19, 2007 and one on June 27, 2007, each alleging that one of the basic oxygen furnaces at the Company's Middletown Works failed to meet the MACT requirements. AK Steel is investigating these claims and is working with HCDES to attempt to resolve them. AK Steel believes it will reach a settlement in this matter that will not have a material financial impact on the Company, but cannot be certain that a settlement will be reached. If a settlement is reached, the Company cannot reliably estimate at this time how long it will take to reach such a settlement or what its terms might be. AK Steel will vigorously contest any claims which cannot be resolved through a settlement. Until it has reached a settlement with HCDES or the claims that are the subject of the NOVs are otherwise resolved, AK Steel cannot reliably estimate the costs, if any, associated with any potentially required operational changes at the furnace or the timeframe over which any potential costs would be incurred.

On July 23, 2007, the EPA issued an NOV with respect to the Coke Plant at AK Steel's Ashland Works alleging violations of pushing and combustion stack limits. The Company is investigating this claim and is working with the EPA to attempt to resolve it. AK Steel believes it will reach a settlement in this matter that will not have a material financial impact on AK Steel, but cannot be certain that a settlement will be reached. If a settlement is reached, the Company cannot reliably estimate at this time how long it will take to reach such a settlement or what its terms might be. AK Steel will vigorously contest any claims which cannot be resolved through a settlement. Until it has reached a settlement with the EPA or the claims that are the subject of the NOV are otherwise resolved, AK Steel cannot reliably estimate the costs, if any, associated with any potentially required operational changes at the batteries or the timeframe over which any potential costs would be incurred.

In addition to the foregoing matters, AK Steel is or may be involved in proceedings with various regulatory authorities that may require AK Steel to pay fines, comply with more rigorous standards or other requirements or incur capital and operating expenses for environmental compliance. Management believes that the ultimate disposition of the foregoing proceedings will not have, individually or in the aggregate, a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows.

Available Information

The Company maintains an internet website at www.aksteel.com. Information about the Company is available on the website free of charge, including the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. Information on the Company's website is not incorporated by reference into this report.

Item 1A. Risk Factors.

The Company cautions readers that its business activities involve risks and uncertainties that could cause actual results to differ materially from those currently expected by management. The most significant of those risks are:

- **Risk of reduced selling prices and shipments associated with a cyclical industry**. Historically, the steel industry has been a cyclical industry. A downturn in the domestic or global economy could adversely affect demand for the Company's products, which likely would result in lower prices and shipments for such products. Such lower prices and shipments could impact the Company's sales to the spot market or its efforts to negotiate higher prices with its contract customers.

- **Risk of reduced demand in key product markets**. Although reduced from prior years, the automotive and housing markets remain a key element of the Company's business. Both markets have suffered recently from an economic downturn. If North American automotive production, in general, or by one or more of the Company's major automotive customers in particular, were to be further reduced significantly as a result of this economic downturn, it likely would negatively affect the Company's sales, financial results and cash flows. Similarly, if demand for the Company's products sold to the housing market were to be further reduced significantly, it could negatively affect the Company's sales, financial results and cash flows.

- **Risk of increased global steel production and imports**. Actions by the Company's foreign or domestic competitors to increase production in and/or exports to the United States could result in an increased supply of steel in the United States, which could result in lower prices for the Company's products. In fact, significant planned increases in production capacity in the United States have been announced by competitors of the Company. In addition, foreign competitors, especially those in China, have substantially increased their production capacity in the last few years. This increased foreign production has contributed to an historically high level of imports of foreign steel into the United States. A 2006 decision by the International Trade Commission (the "ITC") has increased the risk that a high level of imports will continue. That decision discontinued antidumping and countervailing duties on, among other products, corrosion resistant flat steel products imported from Australia, Canada, France and Japan, while allowing such duties to continue for another five years with respect to such products imported from Germany and Korea. The decision by the ITC to end the duties on corrosion resistant steel from the four countries noted above eventually could result in an increase in the volume of such steel products imported into the United States, which could result in a reduction in the pricing of such products. Because a significant portion of the steel products produced and sold by the Company consists of various types of corrosion resistant flat steel products, such a result has the potential to negatively impact the Company's net sales and thus its income and cash flows. Appeals were filed following the ITC's decision. At this time, the Company can neither predict the outcome of such appeals nor reliably estimate the future financial impact, if any, on the Company of the discontinuation of antidumping and countervailing duties on corrosion resistant flat steel products from Australia, Canada, France and Japan.

- **Risk of changes in the cost of raw materials and energy**. Approximately 60% of the Company's shipments are pursuant to contracts having durations of six months or more. Approximately 70% of the Company's shipments to contract customers include variable pricing mechanisms to adjust the price or to impose a surcharge based upon changes in certain raw material and energy costs, while others contain fixed prices that do not allow a pass through of all of the raw material and energy cost increases. Approximately 40% of the Company's shipments are in the spot market, therefore pricing for these products fluctuates regularly based on prevailing market conditions. Thus, the price at which the Company sells steel will not necessarily change in tandem with changes in its raw material and energy costs. As a result, a significant increase in raw material or energy costs could adversely impact the Company's financial results. The Company's total raw material and energy costs have increased significantly during the past several years and early indications are that they will increase again in 2008, particularly with respect to iron ore. Recently published reports have indicated that there is a substantial risk of a significant increase in iron ore prices in 2008. Moreover, the Company's total costs for iron ore will increase in 2008 due to new pricing terms with a major supplier regardless of whether there is an increase in the world price for iron ore.

- **Risk of production disruption at the Company.** The Company operates its facilities at production levels at or near capacity. High levels of production are important to the Company's financial results because they enable the Company to spread its fixed costs over a greater number of tons. Production disruptions could result in material negative impacts to the Company's operations and financial results. Such production disruptions could be caused by unanticipated plant outages, equipment failures, transportation disruptions, or unanticipated disruptions in the supply of, or poor quality of, raw materials, particularly scrap, coal, coke, iron ore, alloys and purchased carbon slabs, or in the supply of natural gas or other industrial gases.

- **Risks associated with the Company's healthcare obligations.** The Company provides healthcare coverage to its active employees and its retirees, as well as to certain members of their families. The Company is self-insured with respect to substantially all of its healthcare coverage. While the Company has mitigated its exposure to rising healthcare costs through cost sharing and healthcare cost caps, the cost of providing such healthcare coverage is greater on a relative basis for the Company than for other steel companies against whom the Company competes which either provide a lesser level of benefits, require that their participants pay more for the benefits they receive, or do not provide coverage to as broad a group of participants (*e.g.* they do not provide retiree healthcare benefits). To try to reduce this competitive cost disadvantage, the Company entered into a settlement with a class of retirees from its Middletown Works which would result in the responsibility for future healthcare benefits to such class members being assumed by a Voluntary Employee Beneficiary Association to be funded by the Company. That settlement was approved by a federal court in Cincinnati, Ohio on February 21, 2008. For a more detailed description of this settlement, see the discussion in the *Legal Proceedings* section below. In the event of an appeal, a failure of the appellate court to approve the settlement would result in the Company reverting to a more significant cost disadvantage relative to its competitors. This competitive disadvantage could be compounded by an escalation in medical cost trend rates that affects active employee and retiree benefit expenses. This would adversely affect the Company's financial results and could adversely affect the long-term ability of the Company to provide future healthcare benefits.

- **Risks associated with the Company's pension obligations.** The Company's pension trust is currently underfunded to meet its long-term obligations, primarily as a result of below-expectation investment returns in the early years of this decade, as well as falling interest rates over that same period. The extent of underfunding is directly affected by changes in interest rates and asset returns in the securities markets. It is also affected by the rate and age of employee retirements, along with other actuarial experiences compared to projections. These items affect pension plan assets and the calculation of pension and other postretirement benefit obligations and expenses. Such changes could increase the cost to the Company of those obligations, which could have a material adverse affect on the Company's results and its ability to meet those obligations. In addition, changes in the law, rules, or governmental regulations with respect to pension funding also could materially and adversely affect the cash flow of the Company to meet its pension and other benefit obligations.

- **Risks associated with major litigation, arbitrations, environmental issues and other contingencies.** The Company has described several significant legal and environmental proceedings in Items 1 and 3 of this report. An adverse result in one or more of those proceedings could negatively impact the Company's financial results and cash flows.

- **Risks associated with environmental compliance.** Due to the nature and extent of environmental issues affecting the Company's operations and obligations, changes in application or scope of environmental regulations applicable to the Company could have a significant adverse impact on the Company's operations and financial results and cash flows.

- **Risks associated with climate change and greenhouse gas emission limitations.** The United States has not ratified the 1997 Kyoto Protocol Treaty (the "Kyoto Protocol") and the Company does not produce steel in a country which has ratified that treaty. Negotiations for a treaty which would succeed the Kyoto Protocol are ongoing and it is not known yet what the terms of that successor treaty ultimately will be or if the United States will ratify it. It appears, however, that limitations on greenhouse gas emissions may be imposed in the United States at some point in the future through federally enacted legislation. If such legislation is enacted, the Company anticipates incurring increased energy, environmental and other costs in order to comply with the limitations imposed on greenhouse gas emissions. In addition, depending upon whether similar limitations are imposed globally, the legislation could negatively impact the Company's ability to compete with foreign steel companies situated in areas not subject to such limitations. Unless and until the legislation is enacted and its terms are known, however, the Company cannot reasonably or reliably estimate the impact of such legislation on its financial condition, operating performance or ability to compete.

While the previously listed items represent the most significant risks to the Company, the Company regularly monitors and reports all risks to Management by means of a formal Total Enterprise Risk Management program.

Item 1B. Unresolved Staff Comments.

The Company has no unresolved Securities and Exchange Commission staff comments.

Item 2. Properties.

The Company's corporate headquarters are located in West Chester, Ohio. The Company is leasing the building in West Chester, but has an option to purchase the building in early 2009. The initial term of the lease for the building is twelve years (subject to the purchase option), with two five-year options to extend the lease. The Company continues to own its former headquarters building and the property on which it is located, but is assessing its options of the future uses of the building. Steelmaking, finishing and tubing operations are conducted at nine facilities located in Indiana, Kentucky, Ohio and Pennsylvania. All of these facilities are owned by the Company, either directly or through wholly-owned subsidiaries.

Middletown Works is situated on approximately 2,400 acres in Middletown, Ohio. It consists of a coke facility, blast furnace, basic oxygen furnace and continuous caster for the production of carbon steel. Also located at the Middletown site are a hot rolling mill, cold rolling mill, two pickling lines, four annealing facilities, two temper mills and three coating lines for finishing the product.

Ashland Works is located on approximately 600 acres in Ashland, Kentucky. It consists of a coke facility, blast furnace, basic oxygen furnace and continuous caster for the production of carbon steel. A coating line at Ashland also helps to complete the finishing operation of the material processed at the Middletown plant.

Rockport Works is located on approximately 1,700 acres near Rockport, Indiana. The 1.7 million square-foot plant consists of a state-of-the-art continuous cold rolling mill, a continuous hot-dip galvanizing and galvannealing line, a continuous carbon and stainless steel pickling line, a continuous stainless steel annealing and pickling line, hydrogen annealing facilities and a temper mill.

Butler Works is situated on approximately 1,300 acres in Butler, Pennsylvania. The 3.5 million square-foot plant produces stainless, electrical and carbon steel. Melting takes place in three electric arc furnaces that feed an argon-oxygen decarburization unit. These units feed two double strand continuous casters. The Butler Works also includes a hot rolling mill, annealing and pickling units and two fully automated tandem cold rolling mills. It also has various intermediate and finishing operations for both stainless and electrical steels.

Coshocton Works is located on approximately 650 acres in Coshocton, Ohio. The 570,000 square-foot stainless steel finishing plant containing two Sendzimer mills and two Z-high mills for cold reduction, four annealing and pickling lines, nine bell annealing furnaces, four hydrogen annealing furnaces, two bright annealing lines and other processing equipment, including temper rolling, slitting and packaging facilities.

Mansfield Works is located on approximately 350 acres in Mansfield, Ohio. The 1.6 million square-foot facility produces stainless steel and includes a melt shop with two electric arc furnaces, an argon-oxygen decarburizatión unit, a thin-slab continuous caster, and a six-stand hot rolling mill.

Zanesville Works is located on 130 acres in Zanesville, Ohio. It consists of a 508,000 square-foot finishing plant for some of the stainless and electrical steel produced at Butler Works and Mansfield Works and has a Sendzimer cold rolling mill, annealing and pickling lines, high temperature box anneal and other decarburization and coating units. As previously identified above, the Company is currently expanding the electrical steel production capacity at its Zanesville Works.

AK Tube's Walbridge plant, located in Ohio, operates six electric resistance weld tube mills, two slitters, two cut-to-length machines and various other processing equipment housed in a 330,000 square foot facility. AK Tube's Columbus plant, located in Indiana, is a 142,000 square foot facility with eight electric resistance weld and two laser weld tube mills.

Item 3. Legal Proceedings.

In addition to the environmental matters discussed in Item 1 and the items discussed below, there are various claims pending against AK Steel and its subsidiaries involving product liability, commercial, employee benefits and other matters arising in the ordinary course of business. Unless otherwise noted, in management's opinion, the ultimate liability resulting from all of these claims, individually and in the aggregate, should not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

As previously reported, on June 29, 2000, the United States filed a complaint on behalf of the EPA against AK Steel in the U.S. District Court for the Southern District of Ohio (the "Court"), Case No. C-1-00530, for alleged violations of the Clean Air Act, the Clean Water Act and the RCRA at Middletown Works. Subsequently, the State of Ohio, the Sierra Club and the National Resources Defense Council intervened. On April 3, 2006, a proposed Consent Decree in Partial Resolution of Pending Claims (the "Consent Decree"), executed by all parties, was lodged with the Court. After a 30-day notice period, the Consent Decree was entered by the Court on May 15, 2006. Under the Consent Decree, the Company will implement certain RCRA corrective action interim measures to address polychlorinated biphenyls ("PCBs") in sediments and soils relating to Dicks Creek and certain other specified surface waters, adjacent floodplain areas, and other previously identified geographic areas. The Company also will undertake a comprehensive RCRA facility investigation at its Middletown Works and, as appropriate, complete a corrective measures study. Under the Consent Decree, the Company paid a civil penalty of $0.46 and will perform a supplemental environmental project that will remove ozone-depleting refrigerants from certain equipment at an estimated cost of $0.85. The Company currently anticipates that the cost of the remaining work required under the Consent Decree will be approximately $15.6, consisting of approximately $3.2 in capital investments and $12.4 in expenses. The Company has accrued the $12.4 for anticipated expenses associated with this project. The Company is in the process of completing work to more definitively delineate the soils and sediments which will need to be removed under the Consent Decree. Until that process is completed, the Company cannot reliably determine whether the actual cost of the work required under the Consent Decree will exceed the amount presently accrued. If there are additional costs, the Company does not anticipate at this time that they will have a material financial impact on the Company. The Company cannot reliably estimate at this time the timeframe during which the accrued or potential additional costs would be incurred.

On June 26, 2002, seventeen individuals filed a purported class action against AK Steel in the United States District Court for the Southern District of Ohio, Case No. C-1-02-467. As subsequently amended, the complaint alleges that AK Steel discriminates against African-Americans in its hiring practices and that AK Steel discriminates against all of its employees by preventing its employees from working in a racially-integrated environment free from racial discrimination. The named plaintiffs seek various forms of declaratory, injunctive and unspecified monetary relief (including back pay, front pay, lost benefits, lost seniority and punitive damages) for themselves and unsuccessful African-American candidates for employment at AK Steel. AK Steel has answered the complaint and discovery is ongoing. On January 19, 2007, the Court conditionally certified two subclasses of unsuccessful African-American candidates. On June 15, 2007, AK Steel filed a motion to decertify one of those subclasses. That motion remains pending. The trial of this matter has been scheduled for June 2008. AK Steel continues to contest this matter vigorously.

Since 1990, AK Steel (or its predecessor, Armco Inc.) has been named as a defendant in numerous lawsuits alleging personal injury as a result of exposure to asbestos. As of December 31, 2007, there were approximately 426 such lawsuits pending against AK Steel. The great majority of these lawsuits have been filed on behalf of people who claim to have been exposed to asbestos while visiting the premises of a current or former AK Steel facility. Approximately 40% of these premises suits arise out of claims of exposure at a facility in Houston, Texas that has been closed since 1984. When such an asbestos lawsuit initially is filed, the complaint typically does not include a specific dollar claim for damages. Only 135 of the 426 cases pending at December 31, 2007 in which AK Steel is a defendant include specific dollar claims for damages in the filed complaints. Those 135 cases involve a total of 2,600 plaintiffs and 17,317 defendants. In each, the complaint typically includes a monetary claim for compensatory damages and a separate monetary claim in an equal amount for punitive damages, and does not attempt to allocate the total monetary claim among the various defendants. For example, 120 of the 135 cases involve claims of $0.2 or less, seven involve claims of between $0.2 and $5.0, five involve claims of between $5.0 and $15.0, and three involve claims of $20.0. In each case, the amount described is per plaintiff against all of the defendants, collectively. Thus, it usually is not possible at the outset of a case to determine the specific dollar amount of a claim against AK Steel. In fact, it usually is not even possible at the outset to determine which of the plaintiffs actually will pursue a claim against AK Steel. Typically, that can only be determined through written interrogatories or other discovery after a case has been filed. Thus, in a case involving multiple plaintiffs and multiple defendants, AK Steel initially only accounts for the lawsuit as one claim against it. After AK Steel has determined through discovery whether a particular plaintiff will pursue a claim against it, it makes an appropriate adjustment to statistically account for that specific claim. It has been AK Steel's experience to date that only a small percentage of asbestos plaintiffs ultimately identify AK Steel as a target defendant from whom they actually seek damages and most of these claims ultimately are either dismissed or settled for a small fraction of the damages initially claimed. Set forth below is a chart showing the number of new claims filed (accounted for as described above), the number of pending claims disposed of (*i.e.* settled or otherwise dismissed), and the approximate net amount of dollars paid on behalf of AK Steel in settlement of asbestos-related claims in 2007 and 2006.

	2007	2006
New Claims Filed	71	60
Claims Disposed Of	138	65
Total Amount Paid in Settlements	$ 0.4	$0.4

Since the onset of asbestos claims against AK Steel in 1990, five asbestos claims against it have proceeded to trial in four separate cases. All five concluded with a verdict in favor of AK Steel. AK Steel intends to continue its practice of vigorously defending the asbestos claims asserted against it. Based upon its present knowledge, and the factors set forth above, AK Steel believes it is unlikely that the resolution in the aggregate of the asbestos claims against AK Steel will have a materially adverse effect on the Company's consolidated results of operations, cash flows or financial condition. However, predictions as to the outcome of pending litigation, particularly claims alleging asbestos exposure, are subject to substantial uncertainties. These uncertainties include (1) the significantly variable rate at which new claims may be filed, (2) the impact of bankruptcies of other companies currently or historically defending asbestos claims, (3) the uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, (4) the type and severity of the disease alleged to be suffered by each claimant, and (5) the potential for enactment of legislation affecting asbestos litigation.

As previously reported, on January 2, 2002, John D. West, a former employee, filed a purported class action in the United States District Court for the Southern District of Ohio against the AK Steel Corporation Retirement Accumulation Pension Plan, or AK RAPP, and the AK Steel Corporation Benefit Plans Administrative Committee. Mr. West claims that the method used under the AK RAPP to determine lump sum distributions does not comply with the Employment Retirement Income Security Act of 1974 ("ERISA") and resulted in underpayment of benefits to him and the other class members. The District Court ruled in favor of the plaintiff class and on March 29, 2006 entered an amended final judgment against the defendants in the amount of $37.6 in damages and $7.3 in prejudgment interest, for a total of approximately $44.9, with post judgment interest accruing at the rate of 4.7% per annum until paid. The defendants appealed to the United States Court of Appeals for the Sixth Circuit. On April 20, 2007, a panel of the Court of Appeals issued an opinion in which it affirmed the decision of the District Court. On May 4, 2007, the defendants filed a petition seeking a rehearing by that panel or the full Court of Appeals for the Sixth Circuit. The petition was not granted. On August 15, 2007, the defendants filed a motion to stay the issuance of a mandate pending the filing of a petition for certiorari. On August 28, 2007, the Court of Appeals granted the motion. On November 16, 2007, defendants filed a petition for certiorari with the Supreme Court of the United States. That petition remains pending. The defendants intend to continue to contest this matter vigorously. In the event the plaintiffs ultimately prevail in this litigation, the funds for the payments to class members pursuant to the judgment will come from the AK Steel Master Pension Trust. The Company's pension liability was re-measured as of April 30, 2007 to include the amount of this liability as of that date. The Company's current estimates of its future funding obligations for its pension liabilities thus include a $47.4 liability associated with this case. As of December 31, 2007, the amount of the judgment plus total accrued interest was approximately $48.8. See discussion of future pension funding obligations in Part I, Item 2, **Liquidity and Capital Resources**.

On December 12, 2007, two individuals filed a purported class action against AK Holding, AK Steel, Anthem Insurance Companies, Inc. ("Anthem"), and others in the United States District Court for the Southern District of Ohio, Case No. 1:07-cv-01002. The complaint alleges that the plaintiffs are entitled to compensation arising from the demutualization of Anthem in 2001. A response to the complaint has not yet been filed in the case. No trial date has been set. AK Holding and AK Steel intend to contest this matter vigorously.

Middletown Works Retiree Healthcare Benefits Litigation

On June 1, 2006, AK Steel notified approximately 4,600 of its current retirees (or their surviving spouses) who formerly were hourly and salaried members of the Armco Employees Independent Federation ("AEIF") that AK Steel was terminating their existing healthcare insurance benefits plan and implementing a new plan more consistent with current steel industry practices which would require the retirees to contribute to the cost of their healthcare benefits, effective October 1, 2006. On July 18, 2006, a group of nine former hourly and salaried members of the AEIF filed a purported class action (the "Retiree Action") in the United States District Court for the Southern District of Ohio (the "Court"), Case No. 1-06CV0468, alleging that AK Steel did not have a right to make changes to their healthcare benefits. The named plaintiffs in the Retiree Action sought, among other things, injunctive relief (including an order retroactively rescinding the changes) for themselves and the other members of the putative class. On August 4, 2006, the plaintiffs in the Retiree Action filed a motion for a preliminary injunction seeking to prevent AK Steel from implementing the previously announced changes to healthcare benefits with respect to the AEIF-represented hourly employees. AK Steel opposed that motion, but on September 22, 2006 the trial court issued an order granting the motion. On that same day, AK Steel filed a notice of appeal to the United States Court of Appeals for the Sixth Circuit seeking a reversal of the decision to grant the preliminary injunction. While the appeal was pending, however, the Company announced on October 8, 2007 that it had reached a tentative settlement (the "Settlement") of the claims of the retirees in the Retiree Action. Accordingly, on October 18, 2007, the pending appeal from the preliminary injunction was dismissed at the request of the parties.

The Settlement was subject to approval by the Court. On October 25, 2007, the parties filed a joint motion asking the Court to approve the Settlement. On November 1, 2007, an order was issued by the Court granting the plaintiffs' renewed motion for class certification. On November 2, 2007, the Court issued an order giving preliminary approval of the Settlement and scheduled a hearing (the "Fairness Hearing") on final approval of the Settlement beginning on February 12, 2008. In November 2007, notice of the Settlement was sent to all retirees or their surviving spouses who would be covered by the terms of the Settlement (hereinafter referred to collectively as the "Class Members"). Between the time the original notification of the benefit changes was sent on June 1, 2006 and the time that membership in the class was determined, the number of Class Members had increased to approximately 4,870. With dependents of the Class Members, the total number of persons covered by the Settlement is approximately 8,300. The Class Members were given the opportunity to object to the Settlement in writing and, if they so objected in writing, to oppose it orally at the Fairness Hearing. A group of retirees did file objections. The Fairness Hearing was conducted on February 12-13, 2008. The objecting retirees were represented by counsel at the Fairness Hearing and did oppose the Settlement. On February 21, 2008, the Court issued a written decision approving the Settlement. The final judgment (the "Judgment") formally approving the Settlement is expected to be entered soon. The Settlement will become effective on the date the Judgment is entered. The Class Members who opposed the Settlement will have a right to file an appeal from the Judgment within thirty days of the date the Judgment is entered.

Under terms of the Settlement, AK Steel will transfer to a Voluntary Employees Beneficiary Association trust (the "VEBA Trust") all post retirement benefit obligations (the "OPEB Obligations") owed to the Class Members under the Company's applicable health and welfare plans and will have no further liability for future claims incurred by the Class Members relating to their OPEB obligations. The VEBA Trust will be utilized to fund the future OPEB Obligations to the Class Members. Under the terms of the Settlement, AK Steel is obligated to initially fund the VEBA Trust with a contribution of $468.0 in cash within two days of the effective date of the Settlement. AK Steel further is obligated to make three subsequent annual cash contributions of $65.0 each, for a total contribution of $663.0.

As noted above, Class Members who objected to the Settlement have a right to appeal the Judgment. The Settlement includes terms which contemplate that possibility. If an appeal is filed and during its pendency, the VEBA Trust will continue to be responsible for the OPEB Obligations to the Class Members. If such an appeal is filed and is still pending at the time the next payment is due from AK Steel to the VEBA Trust under the terms of the Settlement, the funds which otherwise would have been paid to the VEBA Trust will be placed into an escrow account to be invested by the Trustees of the VEBA Trust. If the Judgment is affirmed on appeal, the funds placed into the escrow account, including interest or other earnings or losses, will be paid to the VEBA Trust. If, however, the Judgment is reversed, modified or vacated as a result of the appeal in such a way as to place the responsibility on AK Steel for payment of all of the OPEB Obligations to Class Members, then all of the monies placed into the escrow account, including interest or other earnings or losses, will revert to AK Steel. In addition, under those circumstances, the Company will be immediately designated as the sole fiduciary controlling the VEBA Trust and all assets of the VEBA Trust will be subject to, and payable in connection with, any health or welfare plans maintained and controlled by AK Steel for the benefit of any of its employees or retirees, not just the Class Members. In the event of a reversal, modification or vacation of the Judgment that results in only part of the OPEB Obligations returning to the responsibility of AK Steel, then AK Steel will be designated as the sole fiduciary with respect to an appropriate pro-rata share of the VEBA Trust assets relative to the portion of the OPEB Obligations for which AK Steel has resumed responsibility.

Once the Settlement becomes final and no longer subject to appeal, the Company's only remaining liability with respect to the OPEB Obligations to the Class Members will be to contribute whatever portion of the $663.0 due to the VEBA that has not yet been paid at that time. At the time of the Fairness Hearing, the Company's total OPEB liability for all of its retirees was approximately $2.0 billion. Of that amount, approximately $1.0 billion was attributable to the Class Members. Immediately following the Judgment approving the Settlement, the Company's total OPEB liability was reduced by approximately $0.34 billion. This reduction in the Company's OPEB liability will be treated as a negative plan amendment and amortized as a reduction to net periodic benefit cost over approximately eleven years. This negative plan amendment will result in an annual net periodic benefit cost reduction of approximately $30.0 in addition to the lower interest costs associated with the lower OPEB liability. Upon payment of the initial $468.0 contribution by the Company to the VEBA Trust in accordance with the terms of the Settlement, the Company's total OPEB liability will be reduced further to approximately $1.1 billion. After payment of this initial contribution, the Company's total OPEB liability will be further reduced by the amount of each subsequent annual $65.0 payment. In total, it is expected that the $663.0 Settlement with the Class Members, if the Judgment is upheld on appeal, ultimately will reduce the Company's total OPEB liability by approximately $1.0 billion.

Other than as described above, under the terms of the Settlement, the Company will have no other liability or responsibility with respect to OPEB Obligations to the Class Members.

As noted above, if an appeal is filed and the Judgment approving the Settlement is not affirmed on appeal, the result will be that the Company resumes responsibility, in whole or in part (depending upon the terms of the judicial decision reversing, vacating or modifying the Judgment) for the OPEB Obligations to some or all of the Class Members. Under such circumstances, the Company's total OPEB liability would increase accordingly, but the Company cannot reliably project at this time the amount of that increase because it is dependent upon the specific terms of the judicial decision. At that point, as to any such OPEB Obligations for which the Company has resumed responsibility as a result of the judicial decision, AK Steel would restart the retiree litigation and seek to judicially enforce what it continues to believe is its contractual right to unilaterally reduce, or even completely eliminate, OPEB benefits provided to any Class Members as to whom the Settlement no longer applies.

For accounting purposes, a settlement of the Company's OPEB Obligations related to the Class Members will be deemed to have occurred when the Company makes the last $65.0 payment called for under the Settlement, assuming that there are no legal appeals pending at that time.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of security holders during the fourth quarter of 2007.

Executive Officers of the Registrant

The following table sets forth the name, age and principal position with the Company of each of its executive officers as of February 29, 2008:

Name	Age	Positions with the Company
James L. Wainscott	50	Chairman of the Board, President and Chief Executive Officer
David C. Horn	56	Senior Vice President, General Counsel and Secretary
John F. Kaloski	58	Senior Vice President, Operations
Albert E. Ferrara, Jr.	59	Vice President, Finance and Chief Financial Officer
Douglas W. Gant	49	Vice President, Sales and Customer Service
Alan H. McCoy	56	Vice President, Government and Public Relations
Thomas F. McKenna	62	Vice President, Labor Relations
Lawrence F. Zizzo, Jr.	59	Vice President, Human Resources

James L. Wainscott was elected Chairman of the Board of Directors of the Company, effective January 1, 2006, and elected President and Chief Executive Officer in October 2003. Previously, Mr. Wainscott had been the Company's Chief Financial Officer since July 1998. Mr. Wainscott also served as Treasurer from April 1995 until April 2001. He was elected Senior Vice President in January 2000, having previously served as a Vice President from April 1995 until that date. Before joining the Company, Mr. Wainscott held a number of increasingly responsible financial positions for National Steel, and was elected treasurer and assistant secretary for National Steel in 1993.

David C. Horn was elected Senior Vice President, General Counsel and Secretary in January 2005. Mr. Horn was elected Vice President and General Counsel in April 2001 and assumed the additional position of Secretary in August 2003. From November 2003 through January 2004, Mr. Horn also had responsibility for the Company's human resource function. Before joining the Company as Assistant General Counsel in December 2000, Mr. Horn was a partner in the Cincinnati-based law firm now known as Frost Brown Todd LLC.

John F. Kaloski was elected Senior Vice President, Operations in January 2005. Mr. Kaloski was named Vice President in April 2003. Prior to joining the Company in October 2002 as Director, Operations Technology, Mr. Kaloski served as a Senior Vice President at National Steel Corporation and held senior management positions at U.S. Steel Corporation.

Albert E. Ferrara, Jr. was elected Vice President, Finance and Chief Financial Officer in November 2003. Mr. Ferrara joined the Company in June 2003 as Director, Strategic Planning and was named Acting Chief Financial Officer in September 2003. Prior to joining the Company, Mr. Ferrara was Vice President, Corporate Development for NS Group, Inc., a tubular products producer, and previously held positions as Senior Vice President and Treasurer with U.S. Steel Corporation and Vice President, Strategic Planning at USX Corporation.

Douglas W. Gant was elected Vice President, Sales and Customer Service in January 2004. From February 2001 until that date, Mr. Gant was Director, Sales and Marketing, having previously served as General Manager, Sales since May 1999. Mr. Gant was a regional sales manager from September 1995 until May 1999.

Alan H. McCoy was elected Vice President, Government and Public Relations in January 1997. From 1994 to 1997, Mr. McCoy was General Manager, Public Relations.

Thomas F. McKenna was elected Vice President, Labor Relations in March 2005. Prior to joining the Company, Mr. McKenna served as Deputy Chief of Staff for Policy for former Indiana Governor Joseph E. Kernan and held several other positions with the State of Indiana. Prior to his public service, Mr. McKenna was Managing Partner of the law firm Bamberger & Feibleman, and Director of Human Resources at the Midwest Steel Division of National Steel.

Lawrence F. Zizzo, Jr. was elected Vice President, Human Resources in January 2004. Before joining the Company, Mr. Zizzo was Vice President, Human Resources at National Steel Corporation. Prior to that position, Mr. Zizzo was Regional Director, Human Resources at National Steel.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

AK Holding's common stock has been listed on the New York Stock Exchange since April 5, 1995 (symbol: AKS). The table below sets forth, for the calendar quarters indicated, the reported high and low sales prices of the common stock:

2007	High	Low
First Quarter	$23.94	$16.13
Second Quarter	$38.52	$23.49
Third Quarter	$44.98	$27.90
Fourth Quarter	$53.97	$39.10
2006	**High**	**Low**
First Quarter	$15.45	$ 7.58
Second Quarter	$15.95	$11.11
Third Quarter	$14.33	$11.57
Fourth Quarter	$17.31	$11.62

As of February 22, 2008 there were 111,912,162 shares of common stock outstanding and held of record by 5,374 stockholders. The closing stock price on February 22, 2008 was $50.79 per share. Because depositories, brokers and other nominees held many of these shares, the number of record holders is not representative of the number of beneficial holders.

The payment of cash dividends is subject to a restrictive covenant contained in the instruments governing most of the Company's outstanding senior debt. The covenant allows the payment of dividends, if declared by the Board of Directors, and the redemption or purchase of shares of its outstanding capital stock, subject to a formula that reflects cumulative net earnings. Prior to 2007 and since 2001, as a result of cumulative losses recorded over several years, the Company was not permitted under the formula to pay a cash dividend on its common stock. During the third quarter of 2007, the cumulative losses calculated under the formula were eliminated due to the improved financial performance of the Company. Accordingly, a cash dividend is now permissible under the senior debt covenants. Restrictive covenants also are contained in the instruments governing the Company's $850.0 asset-based revolving credit facility. Under the credit facility covenants, dividends are not restricted unless availability under the credit facility falls below $150.0, at which point dividends would be limited to $12.0 annually. Currently, the availability under the asset-based revolving credit facility significantly exceeds $150.0. Accordingly, there currently are no covenant restrictions on the Company's ability to declare and pay a dividend to its shareholders.

On January 22, 2008, the Company announced that its Board of Directors declared a quarterly cash dividend of $0.05 per share of common stock, payable on March 10, 2008, to shareholders of record on February 15, 2008.

The Company made no open market purchases of any of its equity securities during the fourth quarter of 2007 or at any time during the year 2007. In April 2000, the Board of Directors authorized the Company to repurchase, from time to time, up to $100.0 of its outstanding equity securities. Through September 2002, the Company expended $53.6 to purchase 3,702,600 shares of its common stock and all of the outstanding shares of its $3.625 cumulative convertible preferred stock after declaring and paying all current and accrued dividends then outstanding. The Company's ability to purchase shares under this authorization is subject to the same debt covenant discussed above that can restrict dividend payments. Beginning in 2002 and continuing until the third quarter of 2007, the Company was not permitted as a result of this restrictive covenant to repurchase further shares under the April 2000 authorization. Since the third quarter of 2007, the Company could again repurchase shares, but has not yet done so and will announce its intent to re-activate this share repurchase program before making future purchases.

There were no unregistered sales of equity securities in the quarter ended December 31, 2007.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased (a)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs (b)
October 1 through 31, 2007	585	$49.27	0	
November 1 through 30, 2007	12,139	$46.61	0	
December 1 through 31, 2007	—	—	0	
Total	12,724	$46.73	0	$46.4

(a) During the quarter, the Company repurchased shares of common stock owned by participants in its restricted stock awards program under the terms of its Stock Incentive Plan. In order to satisfy the requirement that an amount be withheld that is sufficient to pay federal, state and local taxes due upon the vesting of the restricted stock, employees are permitted to have the Company withhold shares having a fair market value equal to the tax which could be imposed on the transaction. The Company repurchases the withheld shares at the quoted average of high and low prices on the day the shares are withheld.

(b) On April 25, 2000, the Company announced that its Board of Directors had authorized the Company to repurchase, from time to time, up to $100.0 of its outstanding equity securities. The Company has not repurchased its common stock under this program since the third quarter of 2000. The Company repurchased preferred shares in September 2002.

The following graph compares cumulative total stockholder return on the Company's Common Stock for the five-year period from January 1, 2003 through December 31, 2007 with the cumulative total return for the same period of (i) the Standard & Poor's Stock Index and (ii) S&P 500 Metals & Mining Index. The S&P 500 Metals & Mining Index is made up of Alcoa Inc., Titanium Metals Corporation, Newmont Mining Corporation, Nucor Corporation, Freeport-McMoRan Copper & Gold Inc., Allegheny Technologies Inc., and United States Steel Corporation. These comparisons assume an investment of $100 at the commencement of the period and reinvestment of dividends.

Cumulative Total Returns
January 1, 2003 through December 31, 2007
(Value of $100 invested on January 1, 2003)



700.00
600.00
500.00
400.00
300.00
200.00
100.00
0.00

	1/1/2003	12/31/2003	12/31/2004	12/31/2005	12/31/2006	12/31/2007
AK Steel	100.00	64.00	181.00	99.00	211.00	578.00
S&P 500 Metals & Mining	100.00	179.00	182.00	219.00	280.00	368.00
S&P 500	100.00	129.00	143.00	150.00	173.00	183.00

Item 6. Selected Financial Data.

The following selected historical consolidated financial data for each of the five years in the period ended December 31, 2007 have been derived from the Company's audited consolidated financial statements. On March 31, 2004, the Company sold Douglas Dynamics, LLC, and on April 12, 2004, it completed the sale of Greens Port Industrial Park. The results of Douglas Dynamics and Greens Port Industrial Park are classified as discontinued operations. The selected historical consolidated financial data presented herein are qualified in their entirety by, and should be read in conjunction with, the consolidated financial statements of the Company set forth in Item 8 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" set forth in Item 7.

	Years Ended December 31,				
	2007	2006	2005	2004	2003
	(dollars in millions, except per share data)				
Statement of Operations Data:					
Net sales	$7,003.0	$6,069.0	$5,647.4	$5,217.3	$4,041.7
Cost of products sold (exclusive of items below)	5,919.0	5,452.7	4,996.8	4,553.6	3,886.9
Selling and administrative expenses	223.5	207.7	208.4	206.4	243.6
Depreciation	196.3	194.0	196.4	206.2	221.7
Other operating items:					
Pension and other postretirement benefits charge (1)	—	133.2	54.2	330.8	240.1
Asset impairment charges (2)	—	—	31.7	—	—
Curtailment and labor contract charges (1)	39.8	15.8	12.9	—	—
Impairment of equity investment (3)	—	—	33.9	—	—
Goodwill impairment (3)	—	—	—	—	101.2
Total operating costs	6,378.6	6,003.4	5,534.3	5,297.0	4,693.5
Operating profit (loss)	624.4	65.6	113.1	(79.7)	(651.8)
Interest expense	68.3	89.1	86.8	110.1	117.8
Loss on early retirement of debt	—	—	—	8.7	—
Interest income (4)	32.2	21.2	9.1	3.9	3.0
Other income (expense)	3.0	(0.8)	2.6	1.3	(6.4)
Income (loss) from continuing operations before income tax	591.3	(3.1)	38.0	(193.3)	(773.0)
Income tax provision (benefit) due to state tax law changes	(11.4)	5.7	32.6	—	—
Income tax provision (benefit) (5)	215.0	(20.8)	6.2	(223.8)	(178.6)
Income (loss) from continuing operations	387.7	12.0	(0.8)	30.5	(594.4)
Income and gain on sale from discontinued operations (6)	—	—	—	207.9	34.0
Cumulative effect of accounting change (7)	—	—	(1.5)	—	—
Net income (loss)	$ 387.7	$ 12.0	$ (2.3)	$ 238.4	$ (560.4)
Basic earnings per share:					
Income (loss) from continuing operations	$ 3.50	$ 0.11	$ (0.01)	$ 0.28	$ (5.48)
Income from discontinued operations	—	—	—	1.91	0.31
Cumulative effect of accounting change	—	—	(0.01)	—	—
Net income (loss)	$ 3.50	$ 0.11	$ (0.02)	$ 2.19	$ (5.17)
Diluted earnings per share:					
Income (loss) from continuing operations	$ 3.46	$ 0.11	$ (0.01)	$ 0.28	$ (5.48)
Income from discontinued operations	—	—	—	1.90	0.31
Cumulative effect of accounting change	—	—	(0.01)	—	—
Net income (loss)	$ 3.46	$ 0.11	$ (0.02)	$ 2.18	$ (5.17)

	As of December 31,				
	2007	2006	2005	2004	2003
Balance Sheet Data:					
Cash and cash equivalents	$ 713.6	$ 519.4	$ 519.6	$ 377.1	$ 54.7
Working capital	1,453.9	1,616.0	1,343.0	1,360.1	579.1
Total assets	5,197.4	5,517.6	5,487.9	5,452.7	5,025.6
Current portion of long-term debt	12.7	—	—	—	62.5
Long-term debt (excluding current portion)	652.7	1,115.2	1,114.9	1,109.7	1,197.8
Current portion of pension and postretirement benefit obligations	158.0	157.0	237.0	159.9	141.4
Long-term pension and postretirement benefit obligations (excluding current portion)	2,537.2	2,927.6	3,115.6	3,264.1	2,940.6
Stockholders' equity (deficit)	874.7	417.0	220.5	197.4	(52.8)

(1) Under its method of accounting for pensions and other postretirement benefits, the Company recorded corridor charges in 2006, 2005, 2004 and 2003. Included in 2007 are curtailment charges of $15.1 and $24.7 associated with new labor agreements at the Company's Mansfield Works and Middletown Works, respectively. Included in 2006 is a curtailment charge of $10.8 associated with new Butler and Zanesville Works labor agreements and one-time charges of $5.0 related to contract negotiations. Included in 2005 is a curtailment charge of $12.9 associated with the new labor agreement at the Company's Ashland Works. See Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Note 1 to the consolidated financial statements for additional information.

(2) In 2005, the Company recorded an asset impairment charge of $31.7 related to certain previously idled stainless processing equipment at its Butler and Mansfield Works.

(3) In 2005, the Company recorded an asset and equity investment impairment charge of $33.9 related to a decision by AK-ISG Steel Coating Company to indefinitely idle its electrogalvanizing line by March 31, 2006. In 2003, the Company recorded an impairment of its steel operations goodwill.

(4) In 2007, the Company recorded $12.5 in interest income as a result of interest received related to the recapitalization of Combined Metals, LLC, a private stainless steel processing company in which AK Steel holds a 40% equity interest.

(5) In 2004, the Company reversed previously recorded valuation allowances of its deferred tax assets in the amount of $125.1. In 2003, the Company recorded an increase in the valuation allowance of its deferred tax assets of $87.3.

(6) On March 31, 2004 the Company sold Douglas Dynamics, LLC and on April 12, 2004 completed the sale of Greens Port Industrial Park. As a result, the Company reported an aggregate gain, net of tax, of $201.4 on the sales. During 2004 and 2003 the Company also reported income from these discontinued operations, net of tax, of $6.5 and $34.0, respectively.

(7) The Company's adoption during the fourth quarter of 2005 of FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143", resulted in the Company recording a charge of $1.5, net of tax.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Operations Overview

The Company's operations consist of seven steelmaking and finishing plants that produce flat-rolled carbon steels, including premium-quality coated, cold-rolled and hot-rolled products, and specialty stainless and electrical steels that are sold in hot band, sheet and strip form. These products are sold to the automotive, appliance, industrial machinery and equipment, and construction markets, as well as to distributors, service centers and converters. The Company sells its carbon products principally to domestic customers. The Company's electrical and stainless steel products are sold both domestically and internationally. The Company's continuing operations also include two plants operated by AK Tube where flat-rolled carbon and stainless steel is further finished into welded steel tubing. In addition, the Company operates European trading companies that buy and sell steel and steel products.

Safety, quality and productivity are the focal points of AK Steel's operations. AK Steel has led the steel industry in safety performance for many years. In 2007, the Company experienced its best-ever safety performance. The Company's Mansfield, Rockport and Zanesville Works operated the entire year without a single OSHA recordable injury. Also, the Company's Coshocton Works and Zanesville Works were honored in 2007 for outstanding safety performance. In 2007, the Company also joined the Strategic Partnership Program of the U.S. Department of Labor's Occupational Safety and Health Administration ("OSHA") to further strengthen safety and health efforts at the Company's Mansfield Works. The Strategic Partnership Program is a voluntary, cooperative relationship formed by OSHA in order to encourage, assist and recognize a company's efforts to achieve a high level of worker safety and health.

The Company also had one of its best performances with respect to quality in 2007. The Company has been recognized repeatedly in leading surveys for being industry-best in overall quality for carbon, stainless and electrical steels and received such recognition again in 2007. The Company also received a variety of quality awards from customers and others in 2007. All of the Company's steel plants have been awarded ISO/TS 16949:2002 Quality Management System certification, which is an international quality management system standard developed by the International Automotive Task Force and the Japan Automobile Manufacturers Association in conjunction with the international standards community. All of the Company's steel facilities also have been awarded certificates of registration under ISO 14001, a set of voluntary environmental management systems standards that enable an organization to control the impact of its activities, products or services on the environment. Audits to maintain these certifications are performed on a periodic and timely basis, and the Company continues to be ISO/TS16949:2002 and ISO 14001 certified. With respect to productivity, in 2007 the Company continued to improve on its historically excellent productivity performance and achieved record performances at numerous units at all locations. There were productivity and yield improvements in units at all locations, with the most significant strides taking place at the Company's electrical and stainless steel operations.

In October 2007, the Company announced a capital investment totaling $180.0 to lower production costs and increase the electrical steel capacity of its specialty steel operations at its Butler and Zanesville Works. The project will include installation of a new electric arc furnace ("EAF") and ladle metallurgy furnace, as well as additional electrical steel finishing equipment. The Company currently operates three EAFs at its Butler Works and this project will replace two of the existing EAFs with a single furnace capable of melting more than 1.45 million tons annually. When completed, the new two-furnace operation will provide about a 40% increase over the current three-furnace operation and will provide increased flexibility in helping the Company serve the growing demand for its electrical steel products. It further will provide an opportunity to increase carbon steel production at Butler Works, thereby reducing the Company's need to purchase carbon slabs in the spot market. This project represents the fourth phase of a continued expansion of the Company's electrical steels capacity since 2004. Phases one and two involved equipment upgrades and were both completed by early 2007. The third phase, an investment totaling $55.0 to increase production capacity for high-quality, grain-oriented electrical sheet steels, was substantially completed by the end of 2007. Collectively, the four phases of this expansion are aimed at helping the Company meet strong global market demand for electrical steel products and should have a favorable ongoing impact on its operations and financial results.

2007 Financial Results Overview

The Company experienced record financial performance in 2007. For the first time in the Company's history, it achieved an operating profit in excess of $100 per ton not only for a quarter but for the entire year. The Company achieved a quarterly record of $124 operating profit per ton (excluding $24.7 of curtailment charges) in the second quarter of 2007 and an annual record of $103 operating profit per ton (excluding $39.8 of curtailment charges) for all of 2007. At the bottom line, the Company also achieved record earnings of $3.46 per diluted share on record net income of $387.7. Net sales increased by more than 15% over 2006, and the Company established a new annual net sales record of $7 billion in 2007. The average annual selling price for the Company's products rose to $1,081 per ton, also a Company record. The continued strong operating results enabled the Company to continue to improve its cash position. The Company's cash at 2007 year-end was $713.6 versus $519.4 at 2006 year-end, even after making $700.0 in combined debt redemptions and contributions to the

Company's pension trust fund and $104.4 in capital expenditures during 2007. The Company also ended 2007 with $683.7 of availability under its credit facility, representing a record-high total liquidity of $1,397.3.

Although the Company's overall financial performance in 2007 was the best in its history, there were many challenges which the Company had to overcome to achieve that record. The Company again had to contend with large increases in the costs for raw materials which caused the cost of products sold to increase by approximately 9% from the prior year. While the Company was able to recoup a portion of those increased costs through price increases, it was not able to recover all of them. Until a labor dispute ended late in the first quarter of 2007, the Company operated its largest facility, Middletown Works, with a replacement workforce. For several months after that, the Company incurred increased costs while it brought back and re-trained its represented workforce at Middletown Works. The Company's results also were impacted by curtailment charges associated with the successful completion of the new labor agreement at Middletown Works, as well as a new labor agreement at Mansfield Works. In addition, the Company experienced an unplanned outage at its Ashland Works blast furnace late in the third quarter that affected operations there for the remainder of the third quarter and a portion of the fourth quarter. Despite all of these challenges, the Company not only improved its financial performance over 2006, but also had a record-breaking year in all of the key metrics its uses to measure its financial performance.

The Company was able to partially overcome its increased costs in 2007 by increasing selling prices, improving productivity, lowering operating costs and reducing discretionary spending wherever prudent.

Key Factors Generally Impacting Financial Results

AK Steel's financial results are primarily affected by its operating levels and resulting shipments, selling prices, production costs, raw material and energy costs, mix of products sold to the Company's various markets, and significant pension and other postretirement benefits costs. In addition, the Company's results also are affected by the overall cyclical nature of the steel industry and global steel competition. A significant factor often affecting the steel industry cycle is the performance of the general economy. The steel industry was particularly hard hit by the economic downturn that ended in 2003. A number of steel companies, including large and small competitors of AK Steel, filed for bankruptcy protection during that downturn. Many of the steelmaking assets of these bankrupt companies were purchased through the bankruptcy process. The acquiring companies which now operate these assets are able to enjoy cost advantages resulting principally from the elimination of large portions of their predecessors' retiree pension and healthcare costs. In addition, the Company also must compete in certain product lines with the domestic mini-mills, who can have some competitive cost advantages as a result of their different production processes and typically non-union work forces. The Company also must compete with foreign steelmakers, who typically have lower labor costs and, in some instances, lower raw material and energy costs. The strong competition from these domestic and foreign-based lower-cost steelmaking companies can impact the Company's operating results and financial condition from year to year. The steel industry also continues to be impacted by both the consolidation of competitors globally and competition from foreign steel companies. In addition, the steel industry is being impacted by the production and consumption of steel in China which has increased the demand and price for key raw materials used in making steel. Imports of finished products from China, particularly carbon products, have increased the available supply both globally and domestically and this increased supply has put downward pressure on steel pricing.

2007 Compared to 2006

Shipments

Steel shipments in 2007 were 6,478,700 tons, compared to 6,168,600 tons in 2006. The year-to-year increase was primarily the result of increased sales of hot-rolled and cold-rolled products. This increase was facilitated by higher production levels at the Company's Middletown Works and was also driven by the opportunity created by higher prices in the spot market. The increased capacity and production of the Company's electrical steel production facilities during 2006 and 2007 enabled the Company to improve product mix and take greater advantage in 2007 of the strong demand for the high end of these products both domestically and overseas. As a result, although total shipments of stainless and electrical steels decreased from 2006 to 2007, net sales increased. Tubular shipments declined slightly as the result of a decline in 2007 of demand from the domestic automotive market and the heavy truck manufacturers. Overall, value-added products comprised 80.3% of total shipments for 2007, down from 81.7% for 2006, principally as a result of lower stainless/electrical and coated shipments (partially offset by higher cold-rolled shipments) and higher hot-rolled shipments. Tons shipped by product category for 2007 and 2006 were as follows:

(tons in thousands)	2007		2006	
Stainless/electrical	1,072.0	16.5%	1,093.9	17.7%
Coated	2,665.2	41.1%	2,706.7	43.9%
Cold-rolled	1,325.7	20.5%	1,066.4	17.3%
Tubular	144.7	2.2%	169.9	2.8%
Subtotal value-added shipments	5,207.6	80.3%	5,036.9	81.7%
Hot-rolled	1,008.5	15.6%	861.5	14.0%
Secondary	262.6	4.1%	270.2	4.3%
Subtotal non value-added shipments	1,271.1	19.7%	1,131.7	18.3%
Total shipments	6,478.7	100.0%	6,168.6	100.0%

Net Sales

The Company set an all-time record for net sales in 2007 of $7,003.0, up over 15% from the 2006 then-record sales of $6,069.0. The year-to-year increase was driven by a record average annual selling price of approximately $1,081 per ton compared to $984 per ton in 2006. Several factors helped drive this improvement. First, for several years now, the Company has focused on growing its niche markets, obtaining surcharges for raw materials and energy input costs, and optimizing its product mix. In 2007, the Company continued to benefit from that ongoing focus. Second, in 2007 the Company also benefited from increased contract prices for the Company's carbon steel products, increased contract prices and volumes for the Company's electrical steel products, increased carbon spot market prices and shipments and higher surcharges on its stainless steel shipments. The price increases and higher surcharges were needed to address the extraordinary increases in the costs of energy and certain key raw materials which the Company has experienced in recent years. The Company had various surcharges or other variable pricing mechanisms with respect to approximately 70% of its contract shipments in 2007. Contract sales represented approximately 60% of its total shipments for the year. These positive factors were somewhat offset by lower shipments in the appliance, industrial machinery and equipment, and construction markets primarily related to a soft housing market.

The Company's automotive sales declined to approximately 40% of the Company's total sales in 2007 compared to 41% in 2006. The relative decline in automotive sales is principally the result of an increase in revenues for electrical and stainless products as a result of higher prices and sales of higher-end electrical products. The Company's appliance, industrial machinery and equipment, and construction market sales decreased to 26% of the Company's total sales in 2007, compared to 29% in 2006. This decline is the result of weak appliance and housing market conditions and also reflects an increase in revenues in the distributors, service center and converters market. The following table sets forth the percentage of the Company's net sales attributable to various markets:

	2007	2006
Automotive	40%	41%
Appliance, Industrial Machinery and Equipment, and Construction	26%	29%
Distributors, Service Centers and Converters	34%	30%

Operating Profit and Adjusted Operating Profit

The Company reported a record operating profit for 2007 of $624.4, compared to an operating profit of $65.6 for 2006. Included in 2007 and 2006 annual results were pre-tax, primarily non-cash charges, which are described more fully below. Excluding those charges results in adjusted operating profit for the years 2007 and 2006 of $664.2 and $214.6, respectively.

Exclusion of the non-cash charges, discussed below, from the operating results is presented in order to clarify the effects of those charges on the Company's operating results and to more clearly reflect the operating performance of the Company on a comparative basis for 2007 and 2006. The excluded charges consist of an OPEB corridor charge, pension curtailment charges and other one-time charges related to the Butler and Zanesville union contracts that were obtained during 2006.

The Company did not incur corridor charges in 2007, compared to a $133.2 corridor charge recorded in 2006. Corridor charges, if required after a remeasurement of the Company's pension and other postretirement obligations, have historically been recorded in the fourth quarter of the year in accordance with the method of accounting for pension and other postretirement benefits which the Company adopted as a result of its merger with Armco Inc. in 1999. Since 2001, the Company has recorded approximately $1.8 billion in non-cash pre-tax corridor charges as a result of this accounting treatment. These corridor charges have resulted in a significant negative impact on the Company's financial statements including a substantial reduction in the Company's stockholders' equity. Additional information concerning these corridor charges is contained in the "*Pension & OPEB Charges*" section below. Though these corridor charges have been required in six of the last seven years, it is impossible to reliably forecast or predict whether they will occur in future years or, if they do, what the magnitude will be. They are driven mainly by events and circumstances beyond the Company's control, primarily changes in interest rates, health care cost trends, and mortality and retirement assumptions.

The 2007 curtailment charges were a result of new labor agreements that the Company entered into with the represented employees at the Company's Middletown Works and Mansfield Works. Under these agreements, the existing defined benefit pension plan was "locked and frozen" in 2007, with subsequent Company contributions being made to multiemployer pension trusts. As a result, the Company was required to recognize in 2007 the past service pension expense that previously would have been amortized. These new labor agreements extend until 2011 and no further curtailment or other charges are anticipated to occur for the duration of the agreements. Additional information concerning these charges is contained in the "*Pension & OPEB Charges*" section below.

The 2006 curtailment charges were the result of labor agreements that the Company entered into with the represented employees at the Company's Butler and Zanesville Works. Under these agreements, the existing defined benefit pension plan was "locked and frozen", with subsequent Company contributions being made to a Company-provided 401(k) plan. As a result, the Company was required to recognize the past service pension expense that previously would have been amortized. These labor agreements extend until 2012 and no further curtailment or other charges are anticipated to occur for the duration of the agreements. Additional information concerning these charges is contained in the "*Pension & OPEB Charges*" section below.

Management believes that reporting operating profit on an adjusted basis, which is not a financial measure under generally accepted accounting principles ("GAAP"), more clearly reflects the Company's current operating results and provides investors with a better understanding of the Company's overall financial performance. In addition, the adjusted operating results facilitate the ability to compare the Company's financial results to those of our competitors. Management views the reported results of adjusted operating profit as an important operating performance measure and, as such, believes that the GAAP financial measure most directly comparable to it is operating profit. Adjusted operating profit is used by management as a supplemental financial measure to evaluate the performance of the business. Management believes that this non-GAAP measure, when analyzed in conjunction with the Company's GAAP results and the accompanying reconciliations, provides additional insight into the financial trends of the Company's business versus the GAAP results alone. Management also believes that investors and potential investors in the Company's securities should not rely on adjusted operating profit as a substitute for any GAAP financial measure and the Company encourages investors and potential investors to review the reconciliations of adjusted operating profit to the comparable GAAP financial measure. While management believes that the non-GAAP measures allow for comparability to competitors, the most significant limitation on that comparison is that the Company immediately recognizes the pension and other postretirement benefit corridor charges, if required, after a remeasurement of the liability, historically, in the fourth quarter of the year. The Company's competitors do not recognize these pension and other postretirement costs immediately, but instead, amortize these costs over future years. Management compensates for the limitations of this non-GAAP financial measure by recommending that these non-GAAP measures be evaluated in conjunction with the GAAP financial measures.

The following table reflects the reconciliation of non-GAAP financial measures for the full year 2007 and 2006 results:

Reconciliation of Operating Profit to Adjusted Operating Profit

	2007	2006
Operating profit, as reported	$624.4	$ 65.6
Other postretirement benefit corridor charge	—	133.2
Curtailment charges	39.8	10.8
Labor contract charges	—	5.0
Adjusted operating profit	$664.2	$214.6

Operating Costs

Operating costs in 2007 and 2006 were $6,378.6 and $6,003.4, respectively. Operating costs for 2007 were negatively affected by higher steelmaking input costs, principally with respect to certain raw materials. Compared to 2006, costs for various raw materials, including nickel, iron ore, alloys, zinc, aluminum, and purchased slabs, increased by over $470.0 in 2007. Nickel costs peaked in mid-2007, then dropped substantially throughout the remainder of 2007. Partially offsetting these higher costs were lower natural gas costs. As a result of the progressively increasing costs during both years, the Company recorded LIFO charges in 2007 and 2006 of $31.2 and $156.2, respectively. In 2006 and for a portion of 2007, the Company also incurred higher operating costs at the Company's Middletown Works due to the lockout of the Middletown Works hourly workforce. With the completion and implementation of the new labor agreement ending the lockout at Middletown Works, and the other labor agreements reached in recent years, the Company significantly improved its competitive cost position. These new labor agreements provide workforce flexibility and cost sharing for healthcare. Also, under these agreements the traditional defined-benefit pension plan was "locked and frozen" and replaced with a per-hour contribution to a multiemployer pension plan resulting in lower operating labor costs.

The Company experienced an unplanned outage at its Ashland Works blast furnace late in the third quarter of 2007 that continued into the fourth quarter 2007. For 2007, the Company recorded as a reduction to cost of sales and a corresponding accounts receivable insurance recovery of $34.0 related to this blast furnace outage for direct costs associated with the outage. Of this amount, $15.0 was received during the fourth quarter of 2007, reducing the amount of the account receivable to $19.0. This amount is expected to be received during 2008.

Selling and Administrative Expense

The Company's selling and administrative expense increased $15.8 in 2007 to $223.5, or 8%, due primarily to increases in compensation and benefits costs.

Depreciation Expense

Depreciation expense increased slightly from $194.0 in 2006 to $196.3 in 2007, in line with the increases in the Company's capital spending in recent years.

Goodwill Impairment

The Company is required to annually review its goodwill for possible impairment. The 2007 and 2006 annual reviews did not result in any goodwill impairment for the Company.

Pension & Other Postretirement Employee Benefit ("OPEB") Charges

Under the method of accounting for pension and other postretirement benefit plans which the Company adopted at the time of its merger with Armco Inc. in 1999, the Company recognized a non-cash charge in 2006 of $133.2 with respect to its benefit plans. Under this method of accounting, the Company is required to recognize into its results of operations, as a non-cash "corridor" adjustment, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets. Amounts inside this 10% corridor are amortized over the average remaining service life of active plan participants. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the benefit plans, or when the assumptions change, as they may each year when a valuation is performed. The effect of prevailing interest rates on the discount rate used to value projected plan obligations as of the October 31 measurement date is one of the more important factors used to determine the Company's year-end liability, corridor adjustment and subsequent year's expense for these benefit plans. The 2006 corridor charge of $133.2 was caused principally by an increase in health care costs and the large number of early retirements of employees eligible for retiree healthcare benefits at the Company's Middletown Works. There were no corridor charges incurred in 2007.

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("FAS 158") in September 2006. FAS 158 provides guidance for accounting for pensions and other postretirement benefit plans. This guidance requires companies to recognize on their balance sheet the overfunded or underfunded position of their plans with a corresponding adjustment to accumulated other comprehensive income, net of tax. The guidance for the recognition and disclosure provisions went into effect for the Company as of December 31, 2006. The adoption of FAS 158 resulted in a reduction of the Company's intangible asset of $32.9, a decrease in pension and other postretirement benefit liabilities of $159.8 and an increase to equity of $142.7, net of tax. Prior to the adoption of FAS 158, the Company recorded a net credit to equity of $29.7 to recognize its minimum pension liability. FAS 158 requires the Company to change its measurement date from October 31 to the Company's December 31 fiscal year-end date, by December 31, 2008.

In the first and second quarters of 2007, the Company recognized curtailment charges associated with new labor agreements at the Company's Mansfield Works and Middletown Works of $15.1 and $24.7, respectively. Under these agreements, the existing defined benefit pension plan at each facility was "locked and frozen" with subsequent Company contributions being made to multiemployer pension trusts. On balance, the Company expects the future benefits associated with the new labor agreement, including the locking and freezing of the defined benefit plans will outweigh the one-time curtailment charges and the ongoing contributions to the multiemployer pension trusts.

In the third quarter of 2006, the Company recognized a curtailment charge and other one-time charges in the aggregate amount of $15.8 related to new labor agreements negotiated during 2006 with the represented employees at the Company's Butler Works and Zanesville Works. Under these agreements, the existing defined benefit pension plan at each facility was "locked and frozen" in 2006, with subsequent Company contributions being made to Company-provided 401(k) plans. As a result, the Company was required to recognize in 2006 the past service pension expense that previously would have been amortized. On balance, the Company expects the future benefits associated with these new labor agreements, including the locking and freezing of the defined benefit plans, will outweigh the $15.8 one-time curtailment and other charges noted above, as well as the Company's ongoing contributions to the new 401(k) plans.

Interest Expense

The Company's interest expense for 2007 was $68.3, which was $20.8 lower than in 2006. This decrease was due primarily to the Company's early redemption during 2007 of the entire $450.0 of outstanding 7 7/8% senior notes due in 2009.

Interest Income

The Company's interest income for 2007 was $32.2, which was $11.0 higher than in 2006. This increase was due primarily to $12.5 of interest received as a result of the recapitalization of Combined Metals of Chicago, LLC, a private stainless steel processing company in which AK Steel holds a 40% equity interest.

Other Income

The Company's other income for 2007 was $3.0, which was $3.8 higher than in 2006. This increase was due primarily to foreign exchange gains.

Income Taxes

In 2007, the Company had an income tax provision of $203.6 which included a benefit of $11.4 due to state tax law changes, compared to an income tax benefit of $15.1 in 2006, which included a provision of $5.7 due to state tax law changes.

Net Income

The Company's net income in 2007 was $387.7, or $3.46 per diluted share. In 2006, the Company reported net income of $12.0, or $0.11 per share. The improvement in 2007 was principally a result of an increase in net sales due to a significant increase in the average selling price for the Company's steel products, particularly with respect to various contract customers and electrical steel products. The average sales price for the Company's products increased to $1,081 per ton in 2007 from $984 per ton in 2006. Offsetting the net sales improvement were (a) increases in the cost of products sold, due principally to higher raw material costs, (b) the effects of an unplanned Ashland Works blast furnace outage, and (c) the curtailment charges related to the new labor agreements at the Company's Mansfield Works and Middletown Works. The cost of products sold increased to $5,919.0 in 2007 from $5,452.7 in 2006. This increase was driven primarily by higher raw material costs, which increased by approximately $470.0 from 2006 to 2007. In 2007, the Company recorded pension curtailment charges totaling $39.8 and incurred no corridor charges. In 2006, the aggregate total of the corridor charge and charges for other items, including pension curtailment and other labor contract charges, was $149.0.

2006 Compared to 2005

Shipments

Steel shipments in 2006 were 6,168,600 tons, compared to 6,418,200 tons in 2005. The year-to-year decrease was primarily a result of reduced demand from the domestic automotive and appliance markets, particularly with respect to coated and cold-rolled products, offset in part by increased shipments of hot-rolled carbon and electrical steel products. The increase in hot-rolled shipments was due to opportunistic sales into the market for those products, particularly at times of reduced orders for coated and cold-rolled products. Shipments of stainless/electrical products also increased primarily as the result of continued strong demand for electrical steel products. The increased capacity and production of the Company's electrical steel production facilities during 2006 enabled the Company to take greater advantage in 2006 of the strong demand for these products. Tubular shipments declined slightly as the result of a decline in 2006 of demand from the domestic automotive market. Overall, value-added products comprised 81.7% of total shipments for 2006, down from 86.0% for 2005, principally as a result of lower cold-rolled and coated shipments partially offset by higher stainless and electrical shipments. In addition, the Company had higher hot-rolled shipments. Tons shipped by product category for 2006 and 2005 were as follows:

(tons in thousands)	2006		2005	
Stainless/electrical	1,093.9	17.7%	993.8	15.5%
Coated	2,706.7	43.9%	3,155.8	49.2%
Cold-rolled	1,066.4	17.3%	1,193.7	18.6%
Tubular	169.9	2.8%	175.0	2.7%
Subtotal value-added shipments	5,036.9	81.7%	5,518.3	86.0%
Hot-rolled	861.5	14.0%	654.5	10.2%
Secondary	270.2	4.3%	245.4	3.8%
Subtotal non value-added shipments	1,131.7	18.3%	899.9	14.0%
Total shipments	6,168.6	100.0%	6,418.2	100.0%

Net Sales

Net sales in 2006 were a Company record $6,069.0, compared to $5,647.4 in 2005, up over 7% from the prior year's record sales. The year-to-year increase was driven by a record average annual selling price of approximately $984 per ton. Several factors helped drive this improvement. They consisted principally of increased contract prices for the Company's carbon steel products, increased contract prices and volumes for the Company's electrical steel products, continued high demand in the stainless steel markets, and higher surcharges on its stainless steel shipments. These factors were somewhat mitigated by declining selling prices in the carbon spot market, primarily with respect to sales to the distributor and service center markets, as the result of strong competitive market conditions in 2006. The price increases and surcharges were needed to address the unprecedented increases in the costs of energy and certain key raw materials which the Company has experienced in recent years. The Company implemented variable pricing on approximately half of its contract shipments in 2006. Contract sales represented approximately 65% of its total shipments for the year.

Automotive sales as a percentage of total sales declined to about 41% in 2006 from 45% in 2005. This decline resulted principally from an increase in revenues from non-automotive sales. This non-automotive revenue increase was caused primarily by higher prices for electrical and certain other high-end non-automotive products, and an increased volume of electrical sales. Sales attributable to major market groups as a percent of total sales for 2006 and 2005 were as follows:

	2006	2005
Automotive	41%	45%
Appliance, Industrial Machinery and Equipment, and Construction	29%	25%
Distributors, Service Centers and Converters	30%	30%

Operating Profit and Adjusted Operating Profit

The Company's reported operating profit for the year 2006 was $65.6, compared to an operating profit of $113.1 for 2005. Included in both of these annual results were large pre-tax, primarily non-cash charges, which are described more fully below. If those charges are excluded, the Company's adjusted operating profits for the years 2006 and 2005 would be $214.6 and $245.8, respectively.

Exclusion of the non-cash charges, discussed below, from the operating results is presented in order to clarify the effects of those charges on the Company's operating results and to more clearly reflect the operating performance of the Company on a comparative basis for 2006 and 2005. The excluded charges consist of other postretirement benefit corridor charges ("the corridor charges"), asset and equity investment impairment charges, pension curtailment charges and other one-time charges related to the new Butler and Zanesville union contracts that were obtained during 2006.

Corridor charges have historically been recorded in the fourth quarter of the year in accordance with the method of accounting for pension and other postretirement benefits which the Company adopted as a result of its merger with Armco Inc. in 1999. Since 2001, the Company has recorded approximately $1.8 billion in non-cash pre-tax corridor charges as a result of this accounting treatment. While these corridor charges have occurred over the past six years, it is impossible to reliably forecast or predict whether they will occur in future years or, if they do, what the magnitude will be. They are driven mainly by events and circumstances beyond the Company's control, primarily changes in interest rates, health care cost trends, and mortality and retirement assumptions. These corridor charges have resulted in a significant negative impact on the Company's financial statements including a substantial reduction in the Company's stockholders' equity. Additional information concerning these corridor charges is contained in the "*Asset Impairment and Pension & OPEB Charges*" section below.

The 2006 curtailment charges and other one-time charges were the result of the new labor agreements that the Company entered into with the represented employees at the Company's Butler and Zanesville Works. Under these agreements, the existing defined benefit pension plan was "locked and frozen" in 2006, with subsequent Company contributions being made to a Company-provided 401(k) plan. As a result, the Company was required to recognize in 2006 the past service pension expense that previously would have been amortized. These agreements extend until 2012 and no further curtailment or other charges are anticipated to occur for the duration of the agreements. Additional information concerning these charges is contained in the "*Asset Impairment and Pension & OPEB Charges*" section below.

The 2005 curtailment charge is the result of the new labor agreement that the Company entered into with the represented employees at the Company's Ashland Works. Under this agreement, the existing defined benefit pension plan was "locked and frozen" as of January 1, 2006, with subsequent Company pension contributions being made to the Steelworkers Pension Trust. As a result, the Company was required to recognize in 2005 the past service pension expense that previously would have been amortized. This agreement extends until 2010 and no further curtailment charge is anticipated to occur for the duration of the agreement. Additional information concerning these charges is contained in the "*Asset Impairment and Pension & OPEB Charges*" section below.

The asset and equity investment impairment charges in 2005 are the result of idling or closing facilities which the Company does not currently foresee having a need to use. The actions resulting in the write-offs will better position the Company for the future by further consolidating and rationalizing its operations to be more cost effective and allowing for the maximization of the productivity of its other operations. The Company has reviewed all of its assets carefully and does not believe that it is reasonably likely that further asset impairments will occur within the foreseeable future. Additional information concerning this charge is contained in the "*Asset Impairment and Pension & OPEB Charges*" section below.

Management believes that reporting operating profit on an adjusted basis, which is not a financial measure under generally accepted accounting principles ("GAAP"), more clearly reflects the Company's current operating results and provides investors with a better understanding of the Company's overall financial performance. In addition, the adjusted operating results facilitate the ability to compare the Company's financial results to those of our competitors. Management views the reported results of adjusted operating profit as an important operating performance measure and, as such, believes that the GAAP financial measure most directly comparable to it is operating profit. Adjusted operating profit is used by management as a supplemental financial measure to evaluate the performance of the business. Management believes that this non-GAAP measure, when analyzed in conjunction with the Company's GAAP results and the accompanying reconciliations, provides additional insight into the financial trends of the Company's business versus the GAAP results alone. Management also believes that investors and potential investors in the Company's securities should not rely on adjusted operating profit as a substitute for any GAAP financial measure and the Company encourages investors and potential investors to review the reconciliations of adjusted operating profit to the comparable GAAP financial measure. While management believes that the non-GAAP measures allow for comparability to competitors, the most significant limitation on that comparison is that the Company immediately recognizes the pension and other postretirement benefit corridor charges, if required after a remeasurement of the liability, historically, in the fourth quarter of the current year. The Company's competitors do not recognize these pension and other postretirement costs immediately, but instead, amortize these costs over future years. Management compensates for the limitations of this non-GAAP financial measure by recommending that these non-GAAP measures be evaluated in conjunction with the GAAP financial measures.

The following table reflects the reconciliation of non-GAAP financial measures for the full year 2006 and 2005 results:

Reconciliation of Operating Profit to Adjusted Operating Profit

	2006	2005
Operating profit, as reported	$ 65.6	$113.1
Other postretirement benefit corridor charges	133.2	54.2
Asset impairment charges	—	65.6
Curtailment charges	10.8	12.9
Labor contract charges	5.0	—
Adjusted operating profit	$214.6	$245.8

Operating Costs

Operating costs in 2006 and 2005 were $6,003.4 and $5,534.3, respectively. Operating costs for 2006 were negatively affected by higher steelmaking input costs, principally with respect to energy and certain raw materials. Compared to 2005, costs for various raw material and energy costs, including natural gas, iron ore, coal, and purchased slabs increased by over $250.0 in 2006. As a result of the progressively increasing costs during the year, the Company recorded LIFO charges in both 2006 and 2005 of $156.2 and $60.1, respectively. The Company also incurred higher operating costs at the Company's Middletown Works due to the lockout of the Middletown Works hourly workforce. The lockout of hourly employees at the Company's Middletown Works began on March 1, 2006, following the expiration on February 28, 2006 of a collective bargaining agreement between AK Steel and the union that represents hourly employees at the plant. In order to continue meeting customer requirements, the Company implemented a contingency plan to continue operating Middletown Works with a temporary replacement workforce. Particularly during the first several months, the lockout resulted in higher operating costs for the Company. As the year progressed, however, the Company was able to significantly reduce those lockout-related costs. For the year 2006, the Company incurred approximately $60.0 in higher operating costs associated with the lockout, consisting principally of training and overtime costs and the recognition of fixed costs related to reduced operating levels as the Company operated Middletown Works with a temporary replacement workforce. In addition, the Company incurred approximately $9.0 in contingency planning and preparation costs.

Selling and Administrative Expense

The Company's selling and administrative expense decreased slightly in 2006.

Depreciation Expense

Depreciation expense declined slightly from $196.4 in 2005 to $194.0 in 2006, principally as the result of a similar relative decline in the Company's capital spending in recent years.

Goodwill Impairment

The Company is required to annually review its goodwill for possible impairment. The 2006 and 2005 annual reviews did not result in any goodwill impairment for the Company.

Asset Impairment and Pension & Other Postretirement Employee Benefit ("OPEB") Charges

In the fourth quarter of 2005, AK-ISG Steel Coating Company ("AK-ISG"), a joint venture that operated an electrogalvanizing line in Cleveland, OH, made the decision to indefinitely idle that facility effective March 31, 2006. The Company determined that it was able to fully satisfy its electrogalvanizing requirements, under prevailing market conditions, solely through its own facilities and would no longer need to utilize the AK-ISG electrogalvanizing line. As a result, the Company fully impaired its investment in AK-ISG, resulting in a charge of $33.9 in 2005. In August 2006, the Company entered into an agreement with the other party to the joint venture whereby that party assumed the Company's portion of the venture's assets and liabilities, including the lease guarantee, and agreed to indemnify the Company from any liabilities related to the joint venture. The Company also recorded an impairment charge of $31.7 related to certain previously-idled stainless processing equipment at its Butler Works and Mansfield Works. The Company determined that it was able to support its stainless markets through operating efficiencies at its other processing facilities. These actions have helped better position the Company for the future by further consolidating and rationalizing its operations, allowing it to be more cost effective and enabling it to maximize the productivity of its other operations. The Company has reviewed all of its assets carefully and does not believe that it is reasonably likely that significant asset impairments will occur within the foreseeable future.

Under the method of accounting for pension and other postretirement benefit plans which the Company adopted at the time of its merger with Armco Inc. in 1999, the Company recognized non-cash charges in 2006 and 2005 of $133.2 and $54.2, respectively, with respect to its benefit plans. Under this method of accounting, the Company is required to recognize into its results of operations, as a non-cash "corridor" adjustment, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets. Amounts inside this 10% corridor are amortized over the average remaining service life of active plan participants. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the benefit plans, or when the assumptions change, as they may each year when a valuation is performed. The effect of prevailing interest rates on the discount rate used to value projected plan obligations as of the October 31 measurement date is one of the more important factors used to determine the Company's year-end liability, corridor adjustment and subsequent year's expense for these benefit plans. The Company's 2005 corridor charge of $54.2 was caused principally by an increase in health care costs. The 2006 corridor charge of $133.2 was caused principally by an increase in health care costs and the large number of early retirements of employees eligible for retiree healthcare benefits at the Company's Middletown Works.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("FAS 158"). FAS 158 provides new guidance for accounting for pensions and other postretirement benefit plans. This new guidance requires companies to recognize on their balance sheet the overfunded or underfunded position of their plans with a corresponding adjustment to accumulated other comprehensive income, net of tax. The new guidance for the recognition and disclosure provisions went into effect for the Company as of December 31, 2006. The adoption of FAS 158 resulted in a reduction of the Company's intangible asset of $32.9, a decrease in pension and other postretirement benefit liabilities of $159.8 and an increase to equity of $142.7, net of tax. Also, prior to the adoption of FAS 158, in 2006 the Company recorded a net credit to equity of $29.7 to recognize its minimum pension liability. FAS 158 requires the Company to change its measurement date from October 31 to the Company's December 31 fiscal year-end date, by December 31, 2008.

In the third quarter of 2006, the Company recognized a curtailment charge and other one-time charges in the aggregate amount of $15.8 related to new labor agreements negotiated during 2006 with the represented employees at the Company's Butler Works and Zanesville Works. Under these agreements, the existing defined benefit pension plan at each facility was "locked and frozen" in 2006, with subsequent Company contributions being made to Company-provided 401(k) plans. As a result, the Company was required to recognize in 2006 the past service pension expense that previously would have been amortized. On balance, the Company expects the future benefits associated with these new labor agreements, including the locking and freezing of the defined benefit plans, will outweigh the $15.8 one-time curtailment and other charges noted above, as well as the Company's ongoing contributions to the new 401(k) plans.

The Company recognized a curtailment charge in 2005 of $12.9 related to the labor contract negotiated with the represented employees at the Company's Ashland Works. Under that agreement, the existing defined benefit pension plan was "locked and frozen" as of January 1, 2006, with subsequent Company pension contributions being made to the Steelworkers Pension Trust. As a result, the Company was required to recognize in 2005 the past service pension expense that previously would have been amortized. On balance, the Company expects the future benefits associated with the new labor agreement, including the locking and freezing of the defined benefit plans will outweigh the one-time curtailment charge and the ongoing contributions to the Steelworkers Pension Trust.

Interest Expense

The Company's interest expense for 2006 was $89.1, which was $2.3 higher than in 2005. This increase was due primarily to higher interest rates on the Company's variable rate debt and lower capitalized interest as a result of lower capital spending in 2006 than in 2005.

Interest Income

The Company's interest income for 2006 was $21.2, which was $12.1 higher than in 2005. This increase was due primarily to more interest income from higher rates on slightly increased levels of cash.

Other Income/(Expense)

The Company's other income/(expense) for 2006 was $(0.8), which was $3.4 higher than the $2.6 in 2005 due primarily to foreign currency gains.

Net Income (Loss)

The Company's net income in 2006 was $12.0, or $0.11 per share. In 2005, the Company reported a net loss of $2.3, or $0.02 per share. The improvement from 2005 to 2006 was principally a result of an increase in net sales due to a significant increase in the average selling price for the Company's steel products, particularly with respect to various contract customers and electrical steel products. The amount of this improvement was negatively affected by an increase in (a) the cost of products sold, due principally to higher raw material and energy costs, (b) Middletown Works lockout-related costs and (c) the corridor charge and other unusual items. The average sales price for the Company's products increased to $984 per ton in 2006 from $879 per ton in 2005. The cost of products sold increased to $5,452.7 in 2006 from $4,996.8 in 2005. This increase was driven primarily by higher raw material and energy costs, which increased by approximately $250.0 from 2005 to 2006. In 2006, the aggregate total of the corridor charge and charges for other unusual items, including pension curtailment and other labor contract charges, was $149.0. In 2005, the aggregate total of the corridor charge and charges for other unusual items, including pension curtailment and asset and equity investment impairment charges, was $132.7. In 2006 the Company had an income tax benefit of $15.1 compared to an income tax provision of $38.8 in 2005.

Cumulative Effect of Accounting Change

On December 31, 2005, the date of adoption of FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"), the Company recorded asset retirement obligations of $2.4, which included accumulated depreciation of $0.4 associated with the recorded long-lived asset at the time of adoption. The resulting cumulative effect of adopting this statement was $1.5.

Outlook

All of the statements in this **Outlook** section are subject to, and qualified by, the information in the **Forward Looking Statements** section below.

For the first quarter of 2008, the Company expects shipments to be comparable to its fourth quarter 2007 shipment level of 1,568,100 tons, with the average selling price increasing by approximately 5% to 6% from the fourth quarter of 2007 average selling price of $1,079 per ton. The higher selling prices are expected to be partially offset by higher raw material costs compared to fourth quarter 2007 levels, particularly in the areas of carbon scrap, purchased slabs, iron ore, and purchased coke. In addition, the Company expects to incur higher transportation costs than in the fourth quarter of 2007. The Company anticipates planned outage costs of approximately $8.0 in the first quarter of 2008, compared to approximately $31.0 incurred in the fourth quarter 2007. The cost of the majority of the Company's inventories is measured on the last in, first out ("LIFO") method. For the full year, the Company anticipates higher input costs, resulting in an anticipated LIFO charge for the full year. That will result in a LIFO charge for the first quarter of 2008, compared to a LIFO credit in the fourth quarter 2007. Taking all of these factors into account, the Company expects to generate operating profit in the first quarter of approximately $100 per ton. In addition, the Company anticipates its 2008 tax rate to be approximately 39.5% with cash taxes being less than 10%.

While it is not possible yet to reliably forecast the Company's financial performance for all of 2008, management believes that initiatives taken or announced in 2007 or earlier have laid a solid foundation for a strong, and year-on-year improved, financial performance by the Company in 2008. These initiatives include:

(1) One of the most significant challenges facing the Company in 2008 will be increased raw material and energy costs. To help address that challenge, the Company has focused for the last few years on including surcharges or other similar variable pricing mechanisms in the sales contracts it enters into with its customers. Currently, approximately 70% of the Company's shipments to contract customers contain surcharges or price adjustments (up or down) to reflect changes in prevailing market conditions on energy and raw material costs. Approximately 60% of the Company's shipments of flat-rolled steel products in 2007 were made to contract customers. The contracts with these customers set forth prices to be paid for each product type during their term. The term applicable to most of these contracts is currently one year and most will expire at various times during 2008. The Company will continue to seek to include surcharges and other similar variable pricing mechanisms in its sales contracts when they renew in 2008. Approximately 40% of the Company's shipments are sold in the spot market which allows the Company to adjust its prices to this market to current market price levels.

(2) Historically, one of the factors which has placed the Company at a cost disadvantage to its competitors has been the Company's comparatively high total employment costs. For the last several years, management has sought to address that disadvantage during the negotiation of new labor agreements at each of the Company's represented facilities. In 2007, the Company negotiated a competitive new labor agreement with the represented workforce at its largest plant, Middletown Works. This new labor agreement provides the Company workforce flexibility to operate Middletown Works more cost effectively, eliminates a base workforce guarantee, provides a "lock and freeze" of the existing defined benefit pension plan and future per-hour contribution to a multiemployer pension trust, and requires active and future-retiree healthcare cost sharing by the plan participants. This was the latest in a series of such new era labor agreements which provide significant labor cost savings to the Company. Since late 2003, the Company has negotiated new labor agreements with the various unions at all of its represented facilities. These new labor agreements, along with the Company's overall efforts to reduce its total employment costs, have enabled the Company to reduce its pre-tax labor costs by approximately $225.0 on an annualized basis. In addition, during this time period the new labor contracts and the Company's overall actions to reduce employment costs have resulted in a significant reduction in the Company's OPEB liability. Under GAAP, the Company may not recognize this benefit immediately. Rather, it is required to amortize the net benefits of this reduction into future years. The Company thus will be able to recognize the benefit of this net reduction annually through its earnings in the future as a reduction in its other postretirement benefit costs.

(3) The Company continues to focus on niche markets where it has the opportunity to generate increased revenue and margins. Since 2005, the Company has expanded its production capacity for grain-oriented electrical steels through a combination of small, targeted capital investments at existing production lines and by introducing innovative operating practices. The outlook for grain-oriented electrical steel remains very strong, with demand continuing to grow for the Company's energy efficient products used in power generation and distribution transformers. In light of this strong demand, in October 2007, the Company announced a capital investment totaling $180.0 to lower production costs and increase the electrical steel capacity of its specialty steel operations at the Butler and Zanesville Works. The project will include installation of a new electric arc furnace ("EAF") and ladle metallurgy furnace, as well as additional electrical steel finishing equipment. The Company currently operates three EAFs at its Butler Works and this project will replace two of the existing EAFs with a single furnace capable of melting more than 1.45 million tons annually. When completed, the new two-furnace operation will provide about a 40% increase over the current three-furnace operation and will provide increased flexibility in helping the Company serve the growing demand for its electrical steel products. It further will provide an opportunity to increase carbon steel production at Butler Works, thereby reducing the Company's need to purchase carbon slabs on the spot market. This project represents the fourth phase of a continued expansion of the Company's electrical steel capacity since 2004. Phases one and two involved equipment upgrades and were both completed by early 2007. The third phase, an investment totaling $55.0 to increase production capacity for high-quality, grain-oriented electrical sheet steels, was substantially completed by the end of 2007. Collectively, the four phases of this expansion are aimed at helping the Company meet strong market demand for electrical steel products and should have a favorable ongoing impact on its operations and financial results. Upon completion of this most recent project, the Company's annual production capacity for the high quality, grain oriented electrical steels will increase by roughly 12% to approximately 335,000 tons.

(4) The Company has made great strides in recent years to improve the funding status of its pension trust and thereby to reduce its future funding obligations. In 2007, the Company continued this effort with total pension contributions of $250.0. In the first quarter of 2008, the Company made a $75.0 early contribution towards an anticipated $150.0 of total required contributions, resulting in remaining pension funding obligations of approximately $75.0 for 2008. See **Liquidity and Capital Resources** below for a further discussion of future pension funding requirements.

(5) The Company also continues to seek to improve its overall cost structure and balance sheet by reducing its OPEB liability and costs. On October 8, 2007, the Company announced that it had reached a settlement (the "Settlement") of the claims in litigation filed against the Company by retirees of its Middletown Works relating to their retiree health and welfare benefits. The Settlement was approved by the federal district court on February 21, 2008 and is expected to reduce the Company's total OPEB liability of approximately $2.0 billion as of December 31, 2007 by approximately $1.0 billion. Under the terms of the Settlement, the Company will make payments totaling $663.0 to a Voluntary Employees Beneficiary Association which will assume all future responsibility for health and welfare claims by the affected retirees. This Settlement not only will reduce the Company's OPEB liability by approximately fifty percent, but also will reduce the Company's ongoing annual healthcare expense. For a more detailed description of this Settlement, see the discussion in the *Legal Proceedings* section above.

(6) The Company also has substantially reduced its long-term public debt obligations. During 2007, the Company redeemed all of its $450.0 in outstanding 7⅞% senior notes due February 15, 2009. The redemption of these notes was funded from the Company's existing cash. This will reduce the Company's interest expense in 2008 and beyond. In connection with these early redemptions, the Company incurred a non-cash, pre-tax charge of approximately $2.3 in 2007, but realized a net, pre-tax interest-related benefit of approximately $9.0 in 2007 and will have a full year's benefit in 2008.

(7) In February 2007, the Company obtained a new $850.0, five-year revolving credit facility with a syndicate of lenders which is secured by the Company's inventory and accounts receivable. This new

single credit facility replaced two former credit facilities totaling $700.0, which were secured separately by inventory and accounts receivable. The new facility is expected to provide the Company with enhanced liquidity, lower costs and greater flexibility for borrowings. The Company incurred a non-cash, pre-tax charge of approximately $2.8 in 2007 related to these actions.

Offsetting some of the benefits of these positive factors, however, are anticipated significant increases in the cost of certain raw materials in 2008, particularly with respect to iron ore. Although the Company has made progress in its strategy to secure contracts for long-term supplies of raw materials at competitive prices, many of those contracts include forms of variable pricing. Thus, while the Company expects to have the raw materials its needs, it continues to be exposed to the risk of increases in the global price for many of those raw materials. Currently, approximately 70% of the Company's shipments to contract customers contain surcharges or price adjustments (up or down) to reflect changes in prevailing market conditions or energy and raw material costs. Approximately 60% of the Company's shipments of flat-rolled steel products in 2007 were made to contract customers. The Company currently is anticipating another significant annual increase in the cost of certain raw materials in 2008, particularly iron ore, partially offset by anticipated lower natural gas costs.

The automotive market remains a key part of the Company's business, representing approximately 40% of its sales in 2007. Total domestic light vehicle sales in 2007 were approximately 16.1 million units, down from historical highs during recent preceding years. The Company anticipates market demand for light vehicles in the United States to decline in 2008 from 2007 levels to approximately 15.5 million units. Factoring in already negotiated, as well as anticipated, price increases in 2008, however, the Company expects its 2008 sales into the automotive market to be similar to its sales in 2007 as a result of increased business from some of its auto customers. If this projection is incorrect, and the volume of the Company's total automotive shipments during 2008 declines or the price increases obtained are less than anticipated, it likely would decrease the Company's overall sales revenue and negatively impact the benefits of the Company's cost saving efforts discussed above.

The appliance, industrial machinery and equipment, and construction market also continues to be an important part of the Company's business, representing approximately 26% of the Company's total sales in 2007. Sales to this market of the Company's business are tied to general economic trends, as well as housing starts. A number of forecasters are projecting that housing starts will continue to decline in 2008 to approximately 1.1 million units from 1.35 million units in 2007. If the decline in housing starts is greater than such forecasts, or there otherwise is a decline in the overall market for the Company's products sold into the appliance, industrial machinery and equipment, and construction market, this also could reduce the volume of the Company's total shipments during 2008. However, the Company would anticipate increasing its shipments into the service centers and distributors market.

The remaining 34% of the Company's sales in 2007 were to service centers and distributors. Unlike sales to the other markets of the Company's business, these sales are typically made at spot market prices. It is difficult to forecast spot market prices for the duration of 2008, but the outlook for the price of the Company's products sold into the carbon spot market appears to be improving. In recent months, the Company has announced six price increases totaling $200 per ton for its carbon flat-rolled steel products effective at various dates in 2008.

Although the Company did not incur corridor charges in 2007, the potential exists that the Company may again incur corridor charges in 2008. Under the Company's pension and other postretirement benefit plan accounting method, the annual determination of a corridor adjustment, if any, is made as of the plans' measurement date which will change to December 31 in 2008 in accordance with FAS 158 as previously discussed. Such a charge could result from a decline in interest rates, poor investment returns or adverse changes in assumptions. Whether or not such a charge will be recognized and, if so, the amount of such a charge cannot be reliably predicted or estimated at this time.

Another factor relevant to the Company's 2008 outlook is that the Company estimates that depreciation expense will be approximately $200.0 in 2008, compared to $196.3 in 2007, as the result of an increase in major capital projects that the Company intends to fund in 2008. Capital investments in 2008 are estimated to be approximately $200.0, of which the largest project is the previously announced new electric arc furnace and ladle metallurgy furnace project at the Butler and Zanesville Works.

Liquidity and Capital Resources

At December 31, 2007, the Company had $713.6 of cash and cash equivalents and $683.7 of availability under the Company's $850.0 five-year revolving credit facility for a total liquidity of $1,397.3. At December 31, 2007, there were no outstanding borrowings under the credit facility; however, availability was reduced by $166.3 due to outstanding letters of credit. Availability under the credit facility fluctuates monthly based on the varying levels of eligible collateral. The Company entered into the new credit facility in February 2007. It is secured by the Company's inventory and accounts receivable and replaced separate inventory and accounts receivable facilities totaling $700.0. The Company has no significant scheduled debt payments due until 2012 when its $550.0 Senior Notes are due. During 2007, the Company redeemed the entire $450.0 of outstanding senior notes due in 2009, with payments in the amounts of $225.0, $75.0 and $150.0 in March, May and August, respectively. In connection with these early redemptions, the Company incurred non-cash, pre-tax charges of approximately $2.3 in 2007. The redemptions were funded from the Company's existing cash balances.

During 2007, cash generated by operating activities of continuing operations totaled $702.9, due primarily to higher revenues and associated prices in 2007 and a decrease in working capital. Average selling prices increased to $1,081 per ton in 2007, an increase of 10%, or $97 per ton, over 2006 levels. The Company generated a net of $266.6 cash from accounts receivable, inventories, accounts payable and current liabilities. This was due primarily to the lower level of inventories, net receivables and higher accounts payable. Management believes that the Company's receivables and current liability levels are appropriate in the current business environment and expects a modest net increase in these items in 2008 as a result of the anticipated higher sales levels and higher raw material costs. Inventory levels were lower at year end due primarily to the Ashland Works blast furnace outage in the fourth quarter of 2007 along with the Company's overall efforts to enhance working capital and lower inventory levels.

The Company made early pension contributions in 2007 of $75.0 in the first quarter, $105.0 in the second quarter and $70.0 in the third quarter, for a total of $250.0. These 2007 contributions increased the Company's total pension contributions since 2005 to $609.0. In the first quarter of 2008, the Company made a $75.0 early contribution towards an anticipated $150.0 of required contributions in 2008. Currently, the Company estimates required pension contributions for the years 2009 through 2011 to be between approximately $170.0 to $180.0 each year. The calculation of estimated future pension contributions requires the use of assumptions concerning future events. The most significant of these assumptions relate to future investment performance of the pension funds, actuarial data relating to plan participants, and the benchmark interest rate used to discount future benefits to their present value. Because of the variability of factors underlying these assumptions, including the possibility of changes to pension legislation in the future, the reliability of estimated future pension contributions decreases as the length of time until the contributions must be made increases. The Company will also be making a $468.0 contribution to the Middletown Works Retiree's VEBA trust in the first quarter of 2008 as part of the settlement reached with the class members in October 2007. For a more detailed description of this settlement, see the discussion in the *Legal Proceedings* section above. For a more detailed discussion of the pension contribution estimates, see "*Employee Benefit Obligations*" below.

Cash used by investing activities in 2007 totaled $73.0, which includes $104.4 of capital investments partially offset by $2.5 of proceeds from the draw on Industrial Revenue Bonds for the Middletown Works MACT project and the $27.4 received as a result of the recapitalization of Combined Metals of Chicago, LLC.

Cash used by financing activities in 2007 totaled $435.7 due primarily to the redemption of the entire $450.0 in outstanding 7⅞% senior notes partially offset by $9.2 in proceeds from the exercise of stock options.

The Company believes that its current liquidity will be adequate to meet its obligations for the foreseeable future. Future liquidity requirements for employee benefit plan contributions, scheduled debt maturities, planned debt redemptions and capital investments are expected to be funded by internally generated cash and/or other financing sources. However, there is no assurance that the Company will be able to generate or obtain all of the necessary liquidity if there is a material deterioration in the steel industry or the overall economy. The Company's forward looking statement on liquidity is based on currently available information and, to the extent the information is inaccurate, there could be a material adverse impact to the Company's liquidity.

Dividends

The payment of cash dividends is subject to a restrictive covenant contained in the instruments governing most of the Company's outstanding senior debt. The covenant allows the payment of dividends, if declared by the Board of Directors, and the redemption or purchase of shares of its outstanding capital stock, subject to a formula that reflects cumulative net earnings. Prior to 2007 and since 2001, as a result of cumulative losses recorded over several years, the Company was not permitted under the formula to pay a cash dividend on its common stock. During the third quarter 2007, the cumulative losses calculated under the formula were eliminated due to the improved financial performance of the Company. Accordingly, a cash dividend is now permissible under the senior debt covenants. Restrictive covenants also are contained in the instruments governing the Company's $850.0 asset-based revolving credit facility. Under the credit facility covenants, dividends are not restricted unless availability falls below $150.0, at which point dividends would be limited to $12.0 annually. Currently, the availability under the credit facility significantly exceeds $150.0. Accordingly, there currently are no covenant restrictions on the Company's ability to declare and pay a dividend to its shareholders.

On January 22, 2008, the Company announced that its board of directors declared a quarterly cash dividend of $0.05 per share of common stock, payable on March 10, 2008, to shareholders of record on February 15, 2008.

Financial Covenants

The indentures governing the Company's outstanding $550.0 in senior notes and the $850.0 credit facility contain restrictions and covenants that may limit the Company's operating flexibility.

The senior note indenture includes restrictive covenants regarding (a) the use of proceeds from asset sales, (b) some investments, (c) the amount of sale/leaseback transactions, and (d) transactions by subsidiaries and with affiliates. Furthermore, the senior note indenture imposes the following additional financial covenants:

- A minimum interest coverage ratio of at least 2.5 to 1 for the incurrence of debt. Failure to currently meet this covenant would limit the amount of additional debt the Company can incur to approximately $100.0. At December 31, 2007, the ratio was approximately 10.0 to 1. This number is calculated by dividing the interest expense, including capitalized interest and fees on letters of credit, into EBITDA (defined, essentially, as operating income (i) before interest, income taxes, depreciation, amortization of intangible assets and restricted stock, extraordinary items and purchase accounting and asset distributions, (ii) adjusted for income before income taxes for discontinued operations, and (iii) reduced for the charges related to impairment of goodwill special charges, and pension and other postretirement employee benefit obligation corridor charges). The corridor charges are amortized over a 10-year period for this calculation.
- A limitation on "restricted payments," which consist primarily of dividends and share repurchases, of $25.0 plus 50% of cumulative net income (or minus 100% of cumulative net loss) from April 1, 2002. As of December 31, 2007, the limitation on restricted payments was approximately $75.0.

The Company's $850.0 five-year revolving credit facility secured by the Company's product inventory and accounts receivable contains restrictions on, among other things, distributions and dividends, acquisitions and investments, indebtedness, liens and affiliate transactions. In addition, the facility requires maintenance of a minimum fixed charge coverage ratio of 1.0 to 1 if availability under the facility is less than $125.0.

Capital Investments

The Company anticipates 2008 capital investments of approximately $200.0, which the Company expects to be funded from cash generated from operations. The Commonwealth of Kentucky has provided the Company the ability to receive tax incentives in the form of payroll tax and other withholdings over a 10-year period to help defray the costs for the installation of a vacuum degasser and caster modifications at its Ashland Works under the Kentucky Industrial Revitalization Act Tax Credit Program. Through December 31, 2007, the Company has accumulated $9.6 in such withholdings, which amount is included as a reduction of property, plant and equipment in the consolidated financial statements. To meet the growing demand for energy efficient products used in power generation and distribution transformers, the Company is expanding its production capacity for high-quality, grain-oriented electrical steels. The Company announced in 2007 capital investments totaling $180.0 to achieve this increased electrical steel capacity in 2007 and 2008. At December 31, 2007, commitments for all future capital investments totaled approximately $3.9.

Employee Benefit Obligations

Under its method of accounting for pension and other postretirement benefit plans, the Company recognizes, as of the Company's measurement date, any unrecognized actuarial gains and losses that exceed 10% of the larger of projected benefit obligations or plan assets (the "corridor"). Prevailing interest rates on the measurement date are one of the factors used to determine the Company's year-end liability, corridor charges and subsequent year's expense for these benefit plans. Based on the prevailing interest rates and on other relevant assumptions made by the Company, including the impact related to the higher level of retirements, primarily at its Middletown Works, the pre-tax effect of a 2006 non-cash charge related to other postretirement benefit plans was $133.2. There was no corridor charge related to pensions in 2006 and no corridor charges for pension and other postretirement benefit plans for 2007.

In September 2006, the FASB issued FAS 158 which required the Company to fully recognize and disclose an asset or liability for the overfunded or underfunded status of its benefit plans in financial statements as of December 31, 2006. For most companies subject to FASB standards, as expected, this resulted in a significant increase in recorded pension and OPEB liabilities. For the Company, however, the adoption of FAS 158 did not have that effect. Rather, at December 31, 2006, it resulted in a reduction of the Company's intangible asset of $32.9, a decrease in pension and other postretirement benefit liabilities of $159.8 and an increase to equity of $142.7, net of tax. FAS 158 requires the Company to change its measurement date from October 31 to the Company's December 31 fiscal year-end date, by December 31, 2008.

Based on current assumptions, the Company will be required to make pension contributions during 2008 totaling approximately $150.0, of which a $75.0 contribution was made in the first quarter of 2008. The amount and timing of future required contributions to the pension trust depend on the use of assumptions concerning future events. The most significant of these assumptions relate to future investment performance of the pension funds, actuarial data relating to plan participants and the benchmark interest rate used to discount benefits to their present value. Because of the variability of factors underlying these assumptions, including the possibility of future pension legislation, the reliability of estimated future pension contributions decreases as the length of time until the contribution must be made increases. Currently, the Company's major pension plans are significantly underfunded. As a result, absent major increases in long-term interest rates, above average returns on pension plan assets and/or changes in legislated funding requirements, the Company will be required to make contributions to its pension trusts of varying amounts in the long-term. Some of these contributions could be substantial. Currently, the Company estimates required contributions for 2009 through 2011 to be in the range of $170.0 to $180.0.

The Company provides healthcare benefits to most of its employees and retirees. Based on the assumptions used to value other postretirement benefits, primarily retiree healthcare and life insurance benefits, annual cash payments for these benefits are expected to be in a range of $68.4 to $165.1 before reflecting the Settlement with the Middletown Works retirees, and in a range of $23.0 to $110.1 after reflecting that Settlement, in each of the next 30 years. The total projected future benefit obligation of the Company with respect to payments for healthcare benefits is included in "Pension and other postretirement benefit obligations" in the Company's consolidated financial statements. The net amount recognized by the Company as of the end of 2007 for future payment of such healthcare benefit obligations was nearly $2.0 billion.

Accounting for retiree healthcare benefits requires the use of actuarial methods and assumptions, including assumptions about current employees' future retirement dates, the anticipated mortality rate of retirees, anticipated future increases in healthcare costs and the obligation of the Company under future collective bargaining agreements with respect to healthcare benefits for retirees. Changing any of these assumptions could have a material impact on the calculation of the Company's total obligation for future healthcare benefits. For example, the Company's calculation of its future retiree healthcare benefit obligation as of the end of 2007 assumed that the Company would continue to provide healthcare benefits to current and future retirees. If this assumption is altered, it could have a material effect on the calculation of the Company's total future retiree healthcare benefit obligation. This assumption could be altered as a result of one or more of the following developments.

First, retirees could consent to a change in the current level of healthcare benefits provided to them. Second, in certain instances, the union which represented a particular group of retirees when they were employed by the Company could, in the course of negotiations with the Company, accept such a change. Third, in certain instances, at or following the expiration of a collective bargaining agreement which affects the Company's obligation to provide healthcare benefits to retired employees, the Company could take action to modify or terminate the benefits provided to those retirees without the agreement of those retirees or the union, subject to the right of the union subsequently to bargain to alter or reverse such action by the Company. The precise circumstances under which retiree healthcare benefits may be altered unilaterally or by agreement with a particular union vary depending on the terms of the relevant collective bargaining agreement. Some of these developments already have occurred and either already have impacted, or may impact in the future, the Company's retiree healthcare benefit obligation. The most significant of these developments are summarized below.

On November 20, 2006, members of the United Steelworkers (USW) ratified a new 51-month labor agreement covering approximately 300 hourly production and maintenance employees at the Company's Mansfield Works. Under the agreement, the existing defined benefit pension plan was "locked and frozen" as of February 28, 2007 with subsequent contributions to the Steelworker's Pension Trust fund. As a result, the Company was required to recognize the past service pension expense that previously would have been amortized. The new contract expires on March 31, 2011.

On March 14, 2007, members of the International Association of Machinists and Aerospace Workers ("IAM") ratified a new 54-month labor agreement covering about 1,700 hourly production and maintenance employees at the Company's Middletown Works. Under the agreement, the existing defined benefit pension plan was "locked and frozen" as of May 26, 2007 with subsequent contributions to the IAM National Pension Fund. As a result, the Company was required to recognize the past service pension expense that previously would have been amortized. The new contract expires on September 15, 2011.

As a result of the ratification of the new labor contracts at Mansfield Works and Middletown Works, the Company recognized curtailment charges in the first and second quarters of 2007 of $15.1 and $24.7, respectively. Under these agreements, the existing defined benefit pension plan at each facility was "locked and frozen" with subsequent Company contributions being made to multiemployer pension trusts.

Since late 2003, the Company has negotiated new labor agreements with the various unions at all of its represented facilities. These new labor agreements, along with the Company's overall efforts to reduce its total employment costs, have enabled the Company to reduce its pre-tax labor costs by approximately $225.0 on an annualized basis. In addition, during this time period the new labor contracts and the Company's overall actions to reduce employment costs have resulted in a significant reduction in the Company's OPEB liability. Under GAAP, the Company may not recognize this benefit immediately. Rather, it is required to amortize the net benefits of this reduction into future years. The Company thus will be able to recognize the benefit of this net reduction annually through its earnings in the future as a reduction in its other postretirement benefit costs.

On October 8, 2007, the Company announced that it had reached a settlement (the "Settlement") of the claims in litigation filed against the Company by retirees of its Middletown Works relating to their retiree health and welfare benefits. The Settlement was approved by the federal district court on February 21, 2008 and is expected to reduce the Company's total OPEB liability of approximately $2.0 billion as of September 30, 2007 by approximately $1.0 billion. Under the terms of the Settlement, the Company will make payments totaling $663.0 to a Voluntary Employees Beneficiary Association which will assume all future responsibility for health and welfare claims by the affected retirees. If ultimately approved by the court, the Settlement not only will reduce the Company's OPEB liability by approximately fifty percent, but also will reduce the Company's ongoing annual healthcare expense. For a more detailed description of the Settlement, see the discussion in the *Legal Proceedings* section above.

Labor Agreements

At December 31, 2007, the Company's operations included approximately 6,900 employees, of which approximately 5,150 are represented by labor unions under various contracts that will expire in the years 2008 through 2013.

The labor contract for approximately 380 hourly employees represented by UAW Local 3462 at Coshocton Works was scheduled to expire on April 1, 2007. In February 2007 the members of that union ratified a new approximately three-year labor agreement which expires on March 31, 2010. The labor contract for approximately 300 hourly employees represented by UAW Local 169 at Mansfield Works was scheduled to expire on February 10, 2007. In November 2006, the members of that union ratified a new 51-month labor agreement which expires on March 31, 2011. In March 2007, the members of the IAM Local Lodge 1943 ratified a new 54-month agreement covering about 1,700 hourly employees at the Company's Middletown Works after a one-year lockout. The new agreement expires on September 15, 2011. In July 2007 members of the UAW Local 3044 ratified a new six-year agreement covering about 190 hourly production employees at the Company's Rockport Works. The new agreement took effect August 1, 2007 and expires September 30, 2013.

The labor agreement to which the Company is a party at the Company's Ashland Works Coke Plant is set to expire October 31, 2008 and will be re-negotiated in 2008. The expiring labor agreement covers approximately 250 employees. The USW represents the hourly workers at Ashland Works, including the Coke Plant. While management is seeking to reach a new agreement with the union without a work stoppage, the Company cannot predict the outcome of the contract negotiations. There is the potential of a work stoppage at the Ashland Works Coke Plant if the Company and the union cannot reach a timely agreement in contract negotiations. The Company expects to operate the facility in the event of a labor dispute, but there is a risk that such a labor dispute, if it occurs, could have a material impact on the Company's operations and financial results.

Energy and Raw Material Hedging

The Company enters into derivative transactions in the ordinary course of business to hedge the cost of natural gas and certain raw materials. At December 31, 2007, the consolidated balance sheets included net current assets of $0.6 for the fair value of these derivatives. Changes in the prices paid for the related commodities are expected to offset the effect on cash of settling these amounts.

Off Balance Sheet Arrangements

There were no off balance sheet arrangements as of December 31, 2007.

Tabular Disclosure of Contractual Obligations

In the ordinary course of business, the Company enters into agreements under which it is obligated to make legally enforceable future payments. These agreements include those related to borrowing money, leasing equipment and purchasing goods and services. The following table summarizes by category expected future cash outflows associated with contractual obligations in effect as of December 31, 2007.

Contractual Obligations (a)	Payment due by period: Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations	$ 12.7	$ 1.4	$ 551.4	$100.9	$ 666.4
Interest on long-term debt obligations	45.9	91.3	70.0	37.0	244.2
Operating lease obligations	4.3	6.7	4.9	12.8	28.7
Purchase obligations and commitments	2,387.0	2,113.8	1,175.6	586.6	6,263.0
Other long term liabilities (b)	—	23.5	15.1	121.4	160.0
Total	$2,449.9	$2,236.7	$1,817.0	$858.7	$7,362.3

(a) The Company will be required to make future cash contributions to its defined benefit pension plans. The estimate for these contributions is approximately $150.0 in 2008, of which $75.0 was made in the first quarter of 2008. The Company estimates that pension contributions for the years 2009 through 2011 will average approximately $170.0 to $180.0 each year. Estimates of cash contributions to be made after 2011 cannot be reliably determined at this time due to the number of variable factors which impact the calculation of defined benefit pension plan contributions. The Company also is required to make benefit payments for retiree medical benefits. The estimate for 2008 for these payments is $110.0 after reflecting the Settlement with Middletown Works retirees. These payments are projected to range from $68.4 to $165.1 for each of the next 30 years before reflecting the Settlement and are projected to range from $23.0 to $110.1 after reflecting the Settlement. For a more detailed description of this Settlement, see the discussion in the *Legal Proceedings* section above.

(b) Includes long-term FIN 48 liability of $35.6. The amount of the FIN 48 liability and the timing of its recognition are subject to significant uncertainty, and are contingent on the occurrence of future events, such as audits and examinations by various income tax authorities. For a more detailed description of FIN 48, "Accounting for Uncertainty in Income Taxes," see the discussion in the **New Accounting Pronouncements** section below

In calculating the amounts for purchase obligations the Company first identified all contracts under which the Company has a legally enforceable obligation to purchase products or services from the vendor and/or make payments to the vendor for an identifiable period of time. Then for each identified contract, the Company determined its best estimate of payments to be made under the contract assuming (1) the continued operation of existing production facilities, (2) normal business levels, (3) the contract would be adhered to in good faith by both parties throughout its term and (4) prices are as set forth in the contract. Because of changes in the markets it serves, changes in business decisions regarding production levels or unforeseen events, the actual amounts paid under these contracts could differ significantly from the numbers presented above.

A number of the Company's purchase contracts specify a minimum volume or price for the products or services covered by the contract. If the Company were to purchase only the minimums specified, the payments set forth in the table would be reduced. Under "requirements contracts" the quantities of goods or services the Company is required to purchase may vary depending on its needs, which are dependent on production levels and market conditions at the time. If the Company's business deteriorates or increases, the amount it is required to purchase under such a contract would likely change. Many of the Company's agreements for the purchase of goods and services allow the Company to terminate the contract without penalty upon 30 to 90 days' prior notice. Any such termination could reduce the projected payments.

The Company's consolidated balance sheets contain reserves for pension and other postretirement benefits and other long-term liabilities. The benefit plan liabilities are calculated using actuarial assumptions that the

Company believes are reasonable under the circumstances. However, because changes in circumstances can have a significant effect on the liabilities and expenses associated with these plans including, in the case of pensions, pending legislation, the Company cannot reasonably and accurately project payments into the future. While the Company does include information about these plans in the above table, it also discusses these benefits elsewhere in this Management's Discussion and Analysis of Financial Condition and Results of Operations and in the notes to its financial statements, set forth in Item 8.

The other long-term liabilities on the Company's consolidated balance sheets include reserves for environmental and legal issues, employment-related benefits and insurance, FIN 48 liabilities established with regard to uncertain tax positions and other reserves. These amounts generally do not arise from contractual negotiations with the parties receiving payment in exchange for goods and services. The ultimate amount and timing of payments are subject to significant uncertainty and, in many cases, are contingent on the occurrence of future events, such as the filing of a claim or completion of due diligence investigations, settlement negotiations, audit and examinations by taxing authorities, documentation or legal proceedings.

Critical Accounting Policies and Estimates

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America. These principles permit choices among alternatives and require numerous estimates of financial matters. The Company believes the accounting principles chosen are appropriate under the circumstances, and that the estimates, judgments and assumptions involved in its financial reporting are reasonable.

Revenue Recognition

Revenue from sales of products is recognized at the time title and the risks and rewards of ownership pass. This occurs when the products are shipped per customers' instructions, the sales price is fixed and determinable, and collection is reasonably assured.

Inventory Costing

Inventories are valued at the lower of cost or market. The cost of the majority of inventories is measured on the last in, first out ("LIFO") method. The LIFO method allocates the most recent costs to cost of products sold and, therefore, recognizes into operating results fluctuations in raw material, energy and other inventoriable costs more quickly than other methods. Other inventories, consisting mostly of foreign inventories and certain raw materials, are measured principally at average cost.

Use of Estimates

Accounting estimates are based on historical experience and information that is available to management about current events and actions the Company may take in the future. Significant items subject to estimates and assumptions include the carrying value of long-lived assets; valuation allowances for receivables, inventories and deferred income tax assets; environmental and legal liabilities; and assets and obligations related to employee benefit plans. There can be no assurance that actual results will not differ from these estimates.

The Company maintains an allowance for doubtful accounts as a reserve for the loss that would be incurred if a customer is unable to pay amounts due to the Company. The Company determines this based on various factors, including the customer's financial condition. While losses due to customer defaults have been low, if in the future the financial condition of some customers deteriorates to an extent that may affect their ability to pay, additional allowances may be needed. Approximately 24% of the Company's trade receivables outstanding at December 31, 2007 are due from businesses associated with the U.S. automotive industry. Except in a few situations where the risk warrants it, collateral is not required on trade receivables. While the Company believes its recorded trade receivables will be collected, in the event of default in payment of a trade receivable, the Company would follow normal collection procedures.

The Company records a valuation allowance to reduce its deferred tax asset to an amount that is more likely than not to be realized. In estimating levels of future taxable income needed to realize the deferred tax asset, the Company has considered historical results of operations and the cyclical nature of the steel business and would, if necessary, consider the implementation of prudent and feasible tax planning strategies to generate future taxable income. If future taxable income is less than the amount that has been assumed in determining the deferred tax asset, then an increase in the valuation allowance will be required, with a corresponding charge against income. On the other hand, if future taxable income exceeds the level that has been assumed in calculating the deferred tax asset, the valuation allowance could be reduced, with a corresponding credit to income.

The Company is involved in a number of environmental and other legal proceedings. The Company records a liability when it has determined that litigation has commenced or a claim or assessment has been asserted and, based on available information, it is probable that the outcome of such litigation, claim or assessment, whether by decision or settlement, will be unfavorable and the amount of the liability is reasonably estimable. The Company measures the liability using available information, including the extent of damage, similar historical situations, its allocable share of the liability and, in the case of environmental liabilities, the need to provide site investigation, remediation and future monitoring and maintenance. Accruals of probable costs have been made based on a combination of litigation and settlement strategies on a case-by-case basis and, where appropriate, are supplemented with incurred but not reported development reserves. However, amounts recognized in the financial statements in accordance with accounting principles generally accepted in the United States exclude costs that are not probable or that may not be currently estimable. The ultimate costs of these environmental and legal proceedings may, therefore, be higher than those currently recorded on the Company's financial statements. In addition, results of operations in any future period could be materially affected by changes in assumptions or by the effectiveness of the Company's strategies.

Pension and Other Postretirement Benefit Plans

Under its method of accounting for pension and other postretirement benefit plans, the Company recognizes into income, as of the Company's measurement date, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets, defined as the corridor. Amounts inside this 10% corridor are amortized over the average remaining service life of active plan participants. This method results in faster recognition of actuarial net gains and losses than the minimum amortization method permitted by prevailing accounting standards and used by the vast majority of companies in the United States. Faster recognition limits the amounts by which balance sheet assets and liabilities differ from economic net assets or obligations related to the plans. However, faster recognition under this method also results in the potential for highly volatile and difficult to forecast corridor adjustments, similar to those recognized in recent years.

In September 2006, the FASB issued FAS 158 which requires the Company to fully recognize and disclose an asset or liability for the overfunded or underfunded status of its benefit plans in financial statements as of December 31, 2006. For most companies subject to FASB standards, it is expected that this will result in a significant increase in recorded pension and OPEB liabilities. For the Company, however, the adoption of FAS 158 did not have that effect. Rather, at December 31, 2007, it resulted in a reduction of $32.9 in intangible assets, a decrease in pension and other postretirement benefit liabilities of $159.8 and an increase to equity of $142.7, net of tax. FAS 158 requires the Company to change its measurement date from October 31 to the Company's December 31 fiscal year-end date, by December 31, 2008.

Under the applicable accounting standards, actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the benefit plans or when the assumptions change, as they may each year when a valuation is performed. The major factors contributing to actuarial gains and losses for pension plans are the differences between expected and actual returns on plan assets and changes in the discount rate used to value pension liabilities as of the measurement date. For other postretirement benefit plans, differences in estimated versus actual healthcare costs, changes in assumed healthcare cost trend rates or a change in the difference between the discount rate and the healthcare trend rate are major factors contributing to actuarial gains and losses. In addition to the potential for corridor adjustments, these factors affect future net periodic benefit expenses. Changes in key assumptions can have a material effect on the amount of annual expense recognized. For example, a one-percentage-point decrease in the expected rate of return on pension plan assets would increase the projected 2007 pension expense by approximately $29.4 before tax. Based on the Company's liability as of December 31, 2007, a one-percentage-point increase in the assumed healthcare trend rate would increase projected 2007 other postretirement benefit expense by approximately $9.7 before tax. The discount rate used to value liabilities and assets affects both pensions and other postretirement benefit calculations. Similarly, a one-quarter-percentage-point decrease in this rate would increase pension expense by $2.1 and decrease other postretirement expense by $1.1. These estimates exclude any potential corridor adjustments.

Property, Plant and Equipment

The total weighted average useful life of the Company's machinery and equipment is 18.3 years based on the depreciable life of the assets. The Company recognizes costs associated with major maintenance activities at its operating facilities in the period in which they occur.

Investments

The Company's financial statements consolidate the operations and accounts of the Company and all subsidiaries in which the Company has a controlling interest. The Company also has investments in associated companies that are accounted for under the equity method and, because the operations of these companies are integrated with the Company's basic steelmaking operations, its proportionate share of their income (loss) is reflected in the Company's cost of products sold in the consolidated statements of operations. In addition, the Company holds investments in debt securities and minor holdings in equity securities, which are accounted for as available-for-sale or held-to-maturity cost investments. At December 31, 2007, the Company had no investments that it accounted for as trading securities. Each of the Company's investments is subject to a review for impairment, if and when, circumstances indicate that a loss in value below its carrying amount is other than temporary. Under these circumstances, the Company would write the investment down to its fair value, which would become its new carrying amount.

The Company's investment in AFSG Holdings, Inc. represents the carrying value of its discontinued insurance and finance leasing businesses, which have been largely liquidated. The activities of the remaining operating companies are being classified as "runoff" and the companies are accounted for, collectively, as a discontinued operation under the liquidation basis of accounting, whereby future cash inflows and outflows are considered. The Company is under no obligation to support the operations or liabilities of these companies.

Financial Instruments

The Company is a party to derivative instruments that are designated and qualify as hedges under FAS 133, "Accounting for Derivative Instruments and Hedging Activities" and related pronouncements. The Company's objective in using such instruments is to protect its earnings and cash flows from fluctuations in the fair value of selected commodities and currencies. For example, in the ordinary course of business, the Company uses cash settled commodity price swaps, with a duration of up to three years, to hedge the price of a portion of its natural gas, nickel, aluminum and zinc requirements. The Company designates these swaps as cash flow hedges and the resulting changes in their fair value are recorded in other comprehensive income. Subsequent gains and losses are recognized into cost of products sold in the same period as the underlying physical transaction. The pre-tax net loss recognized in earnings during 2007 representing the component of the derivative instruments excluded from the assessment of hedge effectiveness was $5.0 and was recorded in cost of products sold. At December 31, 2007, currently valued outstanding commodity hedges would result in the reclassification into earnings of $2.5 in net-of-tax gains within the next twelve months. Based on such reviews as it deems reasonable and appropriate, the Company believes that all counterparties to its outstanding derivative instruments are entities with substantial credit worthiness.

Goodwill

At December 31, 2007 and 2006, the Company's assets included $37.1 of goodwill. Each year, as required by FAS 142, "Goodwill and Other Intangible Assets," the Company performs an evaluation of goodwill to test this balance for possible impairment. Management judgment is used to evaluate the impact of changes in operations and to estimate future cash flows to measure fair value. Assumptions such as forecasted growth rates and cost of capital are consistent with internal projections. The evaluation requires that the reporting unit underlying the goodwill be measured at fair value and, if this value is less than the carrying value of the unit, a second test must be performed. Under the second test, the current fair value of the reporting unit is allocated to the assets and liabilities of the unit including an amount for "implied" goodwill. If implied goodwill is less than the net carrying amount of goodwill, the difference becomes the amount of the impairment that must be recorded in that year. The Company's businesses operate in highly cyclical industries and the valuation of these businesses can be expected to fluctuate, which may lead to further impairment charges in future operating costs. The 2007 annual review did not result in any goodwill impairment for the Company.

New Accounting Pronouncements

In December 2007, the FASB issued FAS 160, "Noncontrolling Interests in Consolidated Financial Statements". FAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This Statement is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating the impact of the adoption of FAS 160 on its financial position and results of operations.

In December 2007, the FASB revised FAS 141(R), "Business Combinations". FAS 141(R) applies to all transactions in which an entity obtains control of one or more businesses, including mergers and combinations achieved without the transfer of consideration. This Statement applies to all business entities, including mutual entities that previously used the pooling-of-interests method of accounting for some business combinations. This Statement is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating the impact of the adoption of FAS 141(R) on its financial position and results of operations.

In February 2007, the FASB issued FAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities". FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement is effective no later than fiscal years beginning on or after November 15, 2007. The Company adopted FAS 159 on January 1, 2008 and elected not to apply fair value measurement to any additional assets or liabilities not already required to be measured at fair value.

In September 2006, the FASB issued FAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R)", which requires the Company to fully recognize and disclose an asset or liability for the overfunded or underfunded status of its benefit plans in financial statements as of December 31, 2006. The adoption of FAS 158 resulted in a reduction of $32.9 in intangible assets, a decrease in pension and other postretirement benefit liabilities of $159.8 and an increase to equity of $142.7, net of tax. FAS 158 requires the Company to change its measurement date from October 31 to the Company's December 31 fiscal year-end date, by December 31, 2008.

In September 2006, the FASB issued FAS 157, "Fair Value Measurements." This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement does not require any new fair value measurements in accounting pronouncements where fair value is the relevant measurement attribute. However, for some entities, the application of this statement will change current practice for financial statements issued for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued a FASB Staff Position ("FSP") No. FAS 157-2 "Effective Date of FASB Statement No. 157", delaying the effective date of FAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The FSP deferred the effective date of FAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. The Company adopted the applicable portion of FAS 157 on January 1, 2008 and does not anticipate a significant impact on the disclosures within its financial statements for the year ended December 31, 2008. The Company is currently evaluating the impact of the adoption of FAS 157 for nonfinancial assets and nonfinancial liabilities on its financial position and results of operation.

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." This interpretation establishes a "more-likely-than-not" recognition threshold that must be met before a tax benefit can be recognized in the financial statements. FIN 48 also offers guidelines to determine how much of a tax benefit to recognize in the financial statements. Under FIN 48, the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the taxing authority should be recognized. This recognition requirement under FIN 48 is applied on an individual tax position basis, with the cumulative total tax benefit of all tax positions being reflected in the financial statements. The provisions of FIN 48 became effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 which resulted in a cumulative effect adjustment of $6.7 to retained earnings as of January 1, 2007 to increase reserves for uncertain tax positions.

Forward-Looking Statements

Certain statements made or incorporated by reference in this Form 10-K, or made in press releases or in oral presentations made by Company employees, reflect management's estimates and beliefs and are intended to be, and are hereby identified as "forward-looking statements" for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In particular, these include (but are not limited to) statements in the foregoing sections entitled Raw Materials, Employees, Competition, Environmental, Risk Factors, Legal Proceedings, Management's Discussion and Analysis of Financial Condition and Results of Operations, Operations Overview, Key Factors Generally Impacting Financial Results, Outlook, Liquidity and Capital Resources, Tabular Disclosure of Contractual Obligations, Critical Accounting Policies and Estimates, and New Accounting Pronouncements. In addition, these include statements in Item 7A, Quantitative and Qualitative Disclosure about Market Risk and in the Notes to Consolidated Financial Statements in the paragraphs entitled, Property Plant and Equipment, Goodwill and Other Intangible Assets, Pension and Other Postretirement Benefits Accounting, Concentrations of Credit Risk, Union Contracts, Financial Instruments, Income Taxes, Commitments, and Environmental and Legal Contingencies.

The Company cautions readers that such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently expected by management. See **Item 1A Risk Factors** for more information on certain of these risks and uncertainties.

Except as required by law, the Company disclaims any obligation to update any forward-looking statements to reflect future developments of events.

Item 7A. Quantitative and Qualitative Disclosure about Market Risk.

In the ordinary course of business, the Company's market risk includes changes in (a) interest rates, (b) the prices of raw materials and energy sources, and (c) foreign currency exchange rates. The Company manages interest rate risk by issuing variable and fixed debt, and currently has $550.0 of fixed-rate debt and $116.4 of variable-rate debt outstanding. The fair value of this debt as of December 31, 2007 is $680.2. A reduction in prevailing interest rates or improvement in the Company's credit rating could increase the fair value of this debt. A reduction in the rate used to discount total future principal and interest payments of 1% would result in an increase in the total fair value of the Company's long-term debt of approximately $35.3. An unfavorable effect on the Company's results and cash flows from exposure to interest rate declines and a corresponding increase in the fair value of its debt would result only if the Company elected to repurchase its outstanding debt securities at prevailing market prices.

In the ordinary course of business, the Company is exposed to fluctuations in the price of certain raw materials. In recent years, natural gas prices, in particular, have been highly volatile. At normal consumption levels, a one dollar per MCF change in natural gas prices would result in an approximate $40.0 change in annual pre-tax operating results, excluding the offsetting effects of any then existing hedging instruments. In addition, due primarily to increased demand from foreign steel producers, the costs of unfinished carbon steel slabs and scrap (both of which are purchased in the spot market and are not susceptible to hedging) rose significantly in 2007. Similarly, the Company experienced an increase in the cost of iron ore in 2006. Collectively, these and other raw material and energy cost increases have adversely affected the Company's margins. To offset such cost increases, where competitively possible, the Company attempts to add a surcharge to the price of steel it sells to the spot market and to negotiate a variable pricing mechanism with its contract customers that allows the Company to adjust selling prices in response to changes in the cost of certain raw materials and energy. In addition, in the case of stainless steel, increased costs for nickel, chrome and molybdenum can usually be recovered through established price surcharges. Approximately 60% of the Company's shipments in 2007 were made under contracts having a duration of six months or more. The Company anticipates that its percentage of contract sales will be similar in 2008. Approximately 70% of the Company's shipments to contract customers permit an adjustment of selling prices in response to changes in the cost of certain raw materials and energy. Therefore, fluctuations in the price of energy (particularly natural gas), raw materials (such as scrap, purchased slabs, coal, iron ore, and zinc) or other commodities will be, in part, passed on to the Company's customers rather than absorbed solely by the Company.

In addition, in order to further minimize its exposure to fluctuations in raw material costs, and to secure an adequate supply of raw materials, the Company has entered into multi-year purchase agreements for certain raw materials that provide for fixed prices or only a limited variable price mechanism. While enabling the Company to reduce its exposure to fluctuations in raw material costs, this also exposes the Company to an element of market risk relative to its sales contracts. Currently, most of the Company's sales contracts have durations of six months to one year and expire during 2008. Approximately half of those contracts have fixed price terms and the other half which have some form of variable pricing do not necessarily enable the Company to recoup the full amount of increases in its raw material and energy costs. When new contracts are negotiated with the Company's customers, the average sales prices could change, either up or down. If that average sales price decreases, the Company may not be able to reduce its raw material costs to a corresponding degree due to the multi-year term and fixed price nature of some of its raw material purchase contracts.

The Company uses cash settled commodity price swaps and/or options to hedge the price of a portion of its natural gas, nickel, aluminum and zinc requirements. The Company's hedging strategy is designed to protect it against normal volatility. However, abnormal price increases in any of these commodity markets could negatively impact operating costs. Gains and losses from the use of these instruments are deferred in accumulated other comprehensive loss on the consolidated balance sheets and recognized into cost of products sold in the same period as the underlying physical transaction. At December 31, 2007, accumulated other comprehensive loss includes $2.5 in unrealized net-of-tax gains for the fair value of these derivative instruments. The following table presents the negative effect on pretax income of a hypothetical change in the fair value of derivative instruments outstanding at December 31, 2007 due to an assumed 10% and 25% decrease in the market price of each of the indicated commodities.

Commodity Derivative	10% Decrease	25% Decrease
Natural Gas	$6.8	$16.9
Nickel	0.6	1.1
Zinc	0.1	0.3

Because these instruments are structured and used as hedges, these hypothetical losses would be offset by the benefit of lower prices paid for the physical commodity used in the normal production cycle. The Company currently does not enter into swap or option contracts for trading purposes.

The Company is also subject to risks of exchange rate fluctuations on a small portion of intercompany receivables that are denominated in foreign currencies. The Company occasionally uses forward currency contracts to manage exposures to certain of these currency price fluctuations. At December 31, 2007, the Company had outstanding forward currency contracts with a total value of $27.4 for the sale of euros. Based on the contracts outstanding at the end of 2007, a 10% increase in the dollar to euro exchange rate would result in a $2.7 pretax loss in the value of those contracts, which would offset the income benefit of a more favorable exchange rate.

Item 8. Financial Statements and Supplementary Data.

AK Steel Holding Corporation and Subsidiaries

Index to Consolidated Financial Statements

	Page
Management's Responsibility for Consolidated Financial Statements	50
Report of Independent Registered Public Accounting Firm	51
Consolidated Statements of Operations for the Years Ended December 31, 2007, 2006 and 2005	52
Consolidated Balance Sheets as of December 31, 2007 and 2006	53
Consolidated Statements of Cash Flows for the Years Ended December 31, 2007, 2006 and 2005	54
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2007, 2006 and 2005	55
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2007, 2006 and 2005	56
Notes to Consolidated Financial Statements	57

MANAGEMENT'S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

The Company prepares its consolidated financial statements and financial statement schedule in conformity with accounting principles generally accepted in the United States of America. These principles permit choices among alternatives and require numerous estimates of financial matters. The Company believes the accounting principles chosen are appropriate under the circumstances, and that the estimates, judgments and assumptions involved in its financial reporting are reasonable.

The Company's management is responsible for the integrity and objectivity of the financial information presented in its consolidated financial statements. It maintains a system of internal accounting controls designed to provide reasonable assurance that Company employees comply with stated policies and procedures, that the Company's assets are safeguarded and that its financial reports are fairly presented. On a regular basis, the Company's financial management discusses internal accounting controls and financial reporting matters with its independent auditors and its Audit Committee, composed solely of independent outside directors. The independent auditors and the Audit Committee also meet privately to discuss and assess the Company's accounting controls and financial reporting.

Dated: February 26, 2008

/s/ JAMES L. WAINSCOTT

James L. Wainscott
Chairman of the Board, President and Chief Executive Officer

Dated: February 26, 2008

/s/ ALBERT E. FERRARA, JR.

Albert E. Ferrara, Jr.
Vice President, Finance and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
AK Steel Holding Corporation
West Chester, Ohio

We have audited the accompanying consolidated balance sheets of AK Steel Holding Corporation and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, cash flows, and comprehensive income for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index to Exhibits at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AK Steel Holding Corporation at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*, on January 1, 2006, the recognition and related disclosure provisions of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans,* on December 31, 2006, and the provisions of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007 based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP

Cincinnati, Ohio
February 25, 2008

AK STEEL HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2007, 2006 and 2005
(dollars in millions, except per share data)

	2007	2006	2005
Net sales	$7,003.0	$6,069.0	$5,647.4
Cost of products sold (exclusive of items shown separately below)	5,919.0	5,452.7	4,996.8
Selling and administrative expenses	223.5	207.7	208.4
Depreciation	196.3	194.0	196.4
Other operating items:			
Other postretirement benefit corridor charges	—	133.2	54.2
Asset impairment charges	—	—	31.7
Curtailment charges	39.8	10.8	12.9
Labor contract charges	—	5.0	—
Impairment of equity investment	—	—	33.9
Total operating costs	6,378.6	6,003.4	5,534.3
Operating profit	624.4	65.6	113.1
Interest expense	68.3	89.1	86.8
Interest income	32.2	21.2	9.1
Other income/(expense)	3.0	(0.8)	2.6
Income (loss) before income taxes	591.3	(3.1)	38.0
Income tax provision (benefit) due to state law changes	(11.4)	5.7	32.6
Income tax provision (benefit)	215.0	(20.8)	6.2
Total income tax provision (benefit)	203.6	(15.1)	38.8
Income (loss) before cumulative effect of accounting change	387.7	12.0	(0.8)
Cumulative effect of accounting change, net of tax	—	—	(1.5)
Net income (loss)	$ 387.7	$ 12.0	$ (2.3)
Basic earnings per share:			
Income (loss) before cumulative effect of accounting change	$ 3.50	$ 0.11	$ (0.01)
Cumulative effect of accounting change	—	—	(0.01)
Net income (loss) per share	$ 3.50	$ 0.11	$ (0.02)
Diluted earnings per share:			
Income (loss) before cumulative effect of accounting change	$ 3.46	$ 0.11	$ (0.01)
Cumulative effect of accounting change	—	—	(0.01)
Net income (loss) per share	$ 3.46	$ 0.11	$ (0.02)

See notes to consolidated financial statements.

AK STEEL HOLDING CORPORATION

CONSOLIDATED BALANCE SHEETS

December 31, 2007 and 2006
(dollars in millions, except per share amounts)

	2007	2006
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 713.6	$ 519.4
Accounts receivable, net	675.0	696.8
Inventories, net	646.8	857.6
Deferred tax asset	357.6	437.4
Other current assets	33.8	36.3
Total Current Assets	2,426.8	2,547.5
Property, Plant and Equipment	5,131.1	5,021.5
Less accumulated depreciation	(3,065.2)	(2,888.1)
Property, plant and equipment, net	2,065.9	2,133.4
Other Assets:		
Investment in AFSG	55.6	55.6
Other investments	42.9	70.4
Goodwill	37.1	37.1
Other intangible assets	0.3	0.3
Deferred tax asset	549.5	647.1
Other	19.3	26.2
TOTAL ASSETS	$ 5,197.4	$ 5,517.6
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 588.2	$ 567.1
Accrued liabilities	214.0	207.4
Current portion of long-term debt	12.7	—
Current portion of pension and other postretirement benefit obligations	158.0	157.0
Total Current Liabilities	972.9	931.5
Non-current Liabilities:		
Long-term debt	652.7	1,115.2
Pension and other postretirement benefit obligations	2,537.2	2,927.6
Other liabilities	159.9	126.3
Total Non-current Liabilities	3,349.8	4,169.1
TOTAL LIABILITIES	4,322.7	5,100.6
Commitments and Contingencies (see Note 8)		
Stockholders' Equity:		
Preferred stock, authorized 25,000,000 shares	—	—
Common stock, authorized 200,000,000 shares of $.01 par value each; issued 2007, 120,302,930 shares, 2006, 119,025,234 shares; outstanding 2007, 111,497,682 shares; 2006, 110,324,847 shares	1.2	1.2
Additional paid-in capital	1,867.6	1,841.4
Treasury stock, common shares at cost, 2007, 8,805,248; 2006, 8,700,387 shares	(126.8)	(124.4)
Accumulated deficit	(915.1)	(1,296.1)
Accumulated other comprehensive income (loss)	47.8	(5.1)
TOTAL STOCKHOLDERS' EQUITY	874.7	417.0
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 5,197.4	$ 5,517.6

See notes to consolidated financial statements.

AK STEEL HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2007, 2006 and 2005
(dollars in millions)

	2007	2006	2005
Cash flows from operating activities:			
Net income (loss)	$ 387.7	$ 12.0	$ (2.3)
Adjustments to reconcile net income (loss) to cash flows from operating activities of continuing operations:			
Depreciation	196.3	194.0	196.4
Amortization	14.8	9.7	8.5
Provision for doubtful accounts	2.7	4.8	4.6
Deferred income taxes	127.2	(11.3)	25.4
Contributions to pension trust	(250.0)	(209.0)	(150.0)
Other postretirement benefit corridor charges	—	133.2	54.2
Asset impairment charges	—	—	31.7
Curtailment charges	39.8	10.8	12.9
Labor contract charges	—	5.0	—
Impairment of equity investment	—	—	33.9
Cumulative effect of accounting change	—	—	1.5
Other items, net	(5.6)	(8.0)	10.7
Changes in assets and liabilities:			
Accounts receivable	21.0	(130.3)	60.2
Inventories	204.5	(51.3)	(126.0)
Accounts payable and other current liabilities	41.1	106.5	65.5
Other assets	(1.3)	1.0	(3.0)
Pension asset and obligation	2.1	51.8	63.0
Postretirement benefit obligation	(69.3)	(40.8)	(3.2)
Other liabilities	(8.1)	(9.9)	(4.0)
Total adjustments	315.2	56.2	282.3
Net cash flows from operating activities	702.9	68.2	280.0
Cash flows from investing activities:			
Capital investments	(104.4)	(76.2)	(173.8)
Proceeds from the sale of investments and property, plant and equipment	0.3	6.5	1.2
Proceeds from draw on restricted funds for emission control expenditures	2.5	8.5	33.6
Proceeds from note receivable from equity investments	27.4	—	—
Purchase of investments	(12.3)	—	—
Restricted cash to collateralize letter of credit	12.6	(12.6)	—
Other items, net	0.9	0.2	1.2
Net cash flows from investing activities	(73.0)	(73.6)	(137.8)
Cash flows from financing activities:			
Redemption of long-term debt	(450.0)	—	—
Fees related to new credit facility or new debts	(2.6)	(0.1)	—
Exercise of stock options	9.2	3.3	3.1
Purchase of treasury stock	(2.4)	(0.9)	(0.6)
Tax benefits from stock-based compensation	6.5	—	—
Other items, net	3.6	2.9	(2.2)
Net cash flows from financing activities	(435.7)	5.2	0.3
Net increase (decrease) in cash and cash equivalents	194.2	(0.2)	142.5
Cash and cash equivalents, beginning of year	519.4	519.6	377.1
Cash and cash equivalents, end of year	$ 713.6	$ 519.4	$ 519.6

See notes to consolidated financial statements.

AK STEEL HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(dollars in millions)

	Common Stock	Additional Paid-In-Capital	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Total
Balance, December 31, 2004	$1.2	$1,824.6	$(122.9)	$(1,305.8)	(199.7)	197.4
Net loss				(2.3)		(2.3)
Issuance of performance shares, net		(0.1)				(0.1)
Change in unamortized performance shares		0.1				0.1
Issuance of restricted stock, net		4.8				4.8
Change in unamortized restricted stock		(1.7)				(1.7)
Stock options exercised		3.1				3.1
Tax benefit from common stock compensation		1.3				1.3
Purchase of treasury stock			(0.7)			(0.7)
Derivative instrument hedges, net of tax					(0.6)	(0.6)
Foreign currency translation adjustment, net of tax					(2.3)	(2.3)
Minimum pension liability					21.5	21.5
Balance, December 31, 2005	$1.2	$1,832.1	$(123.6)	$(1,308.1)	$(181.1)	$220.5
Net income				12.0		12.0
Change in unamortized performance shares		1.2				1.2
Change in unamortized stock options		1.0				1.0
Issuance of restricted stock, net		1.9				1.9
Change in unamortized restricted stock		1.0				1.0
Unrealized gain on marketable securities, net of tax					0.1	0.1
Stock options exercised		3.3				3.3
Tax benefit from common stock compensation		0.9				0.9
Purchase of treasury stock			(0.8)			(0.8)
Derivative instrument hedges, net of tax					0.6	0.6
Foreign currency translation adjustment, net of tax					2.9	2.9
Minimum pension liability					29.7	29.7
Balance, December 31, 2006 before adjustment	$1.2	$1,841.4	$(124.4)	$(1,296.1)	$(147.8)	$274.3
Adjustment to initially apply FAS 158, net of tax					142.7	142.7
Balance, December 31, 2006	$1.2	$1,841.4	$(124.4)	$(1,296.1)	$ (5.1)	$417.0
Adjustment to initially apply FIN 48				(6.7)		(6.7)
Net income				387.7		387.7
Change in unamortized performance shares		3.2				3.2
Change in unamortized stock options		1.9				1.9
Issuance of restricted stock, net		4.7				4.7
Change in unamortized restricted stock		(0.5)				(0.5)
Unrealized gain on marketable securities, net of tax					0.1	0.1
Stock options exercised		9.2				9.2
Tax benefit from common stock compensation		7.7				7.7
Purchase of treasury stock			(2.4)			(2.4)
Derivative instrument hedges, net of tax					0.2	0.2
Foreign currency translation adjustment, net of tax					3.6	3.6
Pension and OPEB adjustment, net of tax					49.0	49.0
Balance, December 31, 2007	$1.2	$1,867.6	$(126.8)	$ (915.1)	$ 47.8	$874.7

See notes to consolidated financial statements.

AK STEEL HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2007, 2006 and 2005
(dollars in millions)

	2007	2006	2005
Net income (loss)	$387.7	$ 12.0	$ (2.3)
Other comprehensive income, net of tax:			
Foreign currency translation adjustment	3.6	2.9	(2.3)
Derivative instrument hedges, mark to market:			
Gains (losses) arising in period	(8.6)	(29.3)	9.4
Less: Reclassification of (gains) losses included in net income	8.9	29.9	(10.0)
Unrealized gains on securities:			
Unrealized holding gains arising during period	—	0.1	—
Minimum pension liability adjustment	—	29.7	21.5
Pension and OPEB adjustment	49.0	—	—
Comprehensive income	$440.6	$ 45.3	$ 16.3

See notes to consolidated financial statements.

AK STEEL HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in millions, except per share amounts)

1. Summary of Significant Accounting Policies

Basis of Presentation: These financial statements consolidate the operations and accounts of AK Steel Holding Corporation ("AK Holding") and its 100%-owned subsidiary AK Steel Corporation ("AK Steel," and together with AK Holding, the "Company") and all subsidiaries in which the Company has a controlling interest. The Company also operates European trading companies that buy and sell steel and steel products.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of management estimates and assumptions that affect the amounts reported. These estimates are based on historical experience and information that is available to management about current events and actions the Company may take in the future. Significant items subject to estimates and assumptions include the carrying value of long-lived assets; valuation allowances for receivables, inventories and deferred income tax assets; legal and environmental liabilities; and assets and obligations related to employee benefit plans. There can be no assurance that actual results will not differ from these estimates.

Costs of Goods Sold: Cost of products sold for the Company consists primarily of raw materials, energy costs and supplies consumed in the manufacturing process, manufacturing labor, contract labor, depreciation expense and direct overhead expense necessary to manufacture the finished steel product as well as distribution and warehousing costs. The Company's proportionate share of the income (loss) of investments in associated companies that are accounted for under the equity method is also included in costs of goods sold since these operations are integrated with the Company's overall steelmaking operations.

Revenue Recognition: Revenue from sales of products is recognized at the time title and the risks and rewards of ownership pass. This is when the products are shipped per customers' instructions, the sales price is fixed and determinable, and collection is reasonably assured.

Cash Equivalents: Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and are of an original maturity of three months or less.

Supplemental Disclosure of Cash Flow Information:

	2007	2006	2005
Cash paid during the period for:			
Interest (net of interest capitalized)	$79.3	$83.7	$81.7
Income taxes	39.1	9.7	11.1

Supplemental Cash Flow Information Regarding Non-Cash Investing and Financing Activities: The Company granted to certain employees common stock with values, net of cancellations, of $4.6, $2.0 and $4.8 in 2007, 2006 and 2005, respectively, under its restricted stock award programs (see Note 3). The Company received restricted cash in 2005 of $5.0 to be used for construction of emission control equipment at Middletown Works (see Note 5). The Company had open accounts payables and accruals at December 31, 2007 and 2006 of $37.8 and $11.3 respectively, related to property, plant and equipment purchases.

Accounts Receivable: The allowance for doubtful accounts was $11.9 and $10.1 at December 31, 2007 and 2006, respectively. The Company maintains an allowance for doubtful accounts as a reserve for the loss that would be incurred if a customer is unable to pay amounts due to the Company. The Company determines this based on various factors, including the customer's financial condition.

(dollars in millions, except per share amounts)

Inventories: Inventories are valued at the lower of cost or market. The cost of the majority of inventories is measured on the last in, first out ("LIFO") method. Other inventories are measured principally at average cost and consist mostly of foreign inventories and certain raw materials.

	2007	2006
Inventories on LIFO:		
Finished and semi-finished	$ 819.4	$ 925.2
Raw materials and supplies	353.4	411.9
Adjustment to state inventories at LIFO value	(539.1)	(507.9)
Total	633.7	829.2
Other inventories	13.1	28.4
Total inventories	$ 646.8	$ 857.6

During 2007, 2006 and 2005, liquidation of LIFO layers generated income of $45.5, $1.7 and $6.9, respectively.

Property, Plant and Equipment: Plant and equipment are depreciated under the straight-line method over their estimated lives. Land improvements are depreciated over 20 years, leaseholds, over the life of the lease, buildings, over 40 years and machinery and equipment, over 2 to 20 years. The estimated weighted average life of the Company's machinery and equipment is 18.3 years. The Company recognizes costs associated with major maintenance activities at its operating facilities in the period in which they occur. The Company's property, plant and equipment balances as of December 31, 2007 and 2006 are as follows:

	2007	2006
Land, land improvements and leaseholds	$ 138.4	$ 136.7
Buildings	363.5	359.1
Machinery and equipment	4,550.3	4,478.7
Construction in progress	78.9	47.0
Total	5,131.1	5,021.5
Less accumulated depreciation	(3,065.2)	(2,888.1)
Property, plant and equipment, net	$ 2,065.9	$ 2,133.4

The amount of interest on capital projects capitalized in 2007 and 2006 was $3.6 and $3.3, respectively. The Company reviews the carrying value of long-lived assets to be held and used and long-lived assets to be disposed of when events and circumstances warrant such a review. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value of a long-lived asset exceeds its fair value an impairment has occurred and a loss is recognized based on the amount by which the carrying value exceeds the fair market value less cost to dispose for assets to be sold or abandoned. Fair market value is determined using quoted market prices, estimates based on prices of similar assets or anticipated cash flows discounted at a rate commensurate with risk.

Investments: The Company has investments in associated companies that are accounted for under the equity method. Because the operations of these companies are integrated with its basic steelmaking operations, the Company includes its proportionate share of the income (loss) of these associated companies in cost of products sold in the Company's consolidated statements of operations. Operating income includes income (loss) from equity companies of $7.4, $5.4 and ($3.8) in 2007, 2006 and 2005, respectively.

(dollars in millions, except per share amounts)

The Company received a cash payment of $42.7 in December 2007 resulting from the recapitalization of Combined Metals of Chicago L.L.C. ("Combined Metals"), a private stainless steel processing company in which it holds an equity interest. The cash payment represents a $27.4 partial repayment of the $35.0 receivable note held by the Company and $15.3 for interest. A pre-tax benefit of $12.5 in interest income was recorded in the fourth quarter of 2007. The Company continues to have a 40% equity interest in Combined Metals.

The Company formerly held an equity interest in AK-ISG Steel Coating Company ("AK-ISG"), a joint venture that operated an electrogalvanizing line in Cleveland, OH, and guaranteed its performance under an equipment lease. In the fourth quarter of 2005, AK-ISG made the decision to indefinitely idle its electrogalvanizing line effective March 31, 2006. As a result, the Company fully impaired its investment in AK-ISG, resulting in a charge of $33.9 in 2005. The recognition of the above guarantee was included in the impairment charge and was reserved in accrued liabilities at December 31, 2005. In August 2006, the Company entered into an agreement with the other party to the joint venture whereby that party assumed the Company's portion of the venture's assets and liabilities, including the lease guarantee, and agreed to indemnify the Company from any liabilities related to the joint venture.

The Company holds equity interests in companies that produce products or own processes that have a synergistic relationship with the Company's products. Each of these investments is subject to a review for impairment, if and when, circumstances indicate that a loss in value below its carrying amount is other than temporary. Under these circumstances, the Company would write down the investment to its fair value, which would then become its new carrying amount. No additional impairment was necessary based on the reviews conducted in 2007 and 2006.

The Company's investment in AFSG Holdings, Inc. represents the carrying value of its discontinued insurance and finance leasing businesses, which have been largely liquidated. The activities of the remaining operating companies are being "run off" and the companies are accounted for as a discontinued operation under the liquidation basis of accounting, whereby future cash inflows and outflows are considered. The Company is under no obligation to support the operations or liabilities of these companies.

Related Party Transactions: The Company regularly transacts business with its equity investees. The following relates to the Company's transactions with these unconsolidated subsidiaries for the years indicated:

	2007	2006	2005
Sales to equity investees	$59.9	$37.4	$29.8
Purchases from equity investees	21.0	25.1	32.7

	As of December 31,	
	2007	2006
Accounts receivable from equity investees	$1.6	$ 2.1
Accounts payable to equity investees	2.3	2.6
Notes receivable from equity investees	7.6	35.0

Goodwill and Other Intangible Assets: As of December 31, 2007 and 2006, goodwill on the consolidated balance sheets was $37.1, related primarily to the tubular business. Other intangible assets on the consolidated balance sheets were $0.3 at both December 31, 2007 and 2006. Goodwill is reviewed annually for possible impairment. Considering operating results and the estimated fair value of the business, the 2007 and 2006 annual reviews did not result in any goodwill impairment for the Company.

(dollars in millions, except per share amounts)

Pension and Other Postretirement Benefits: Under its method of accounting for pension and other postretirement benefit plans, the Company recognizes into income, as of the Company's measurement date, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets, defined as the "corridor". Amounts inside this 10% corridor are amortized over the average remaining service life of active plan participants. The Company adopted this method of accounting for pension and other postretirement benefit obligations as a result of its merger with Armco Inc. in 1999. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the plans. Differences between the expected and actual returns on plan assets and changes in interest rates, which affect the discount rates used to value projected plan obligations, can have a significant impact on the calculation of pension net gains and losses from year to year. For other postretirement benefit plans, increases in healthcare trend rates that outpace discount rates could cause unrecognized net losses to increase to the point that an outside-the-corridor charge would be necessary. By immediately recognizing net gains and losses outside the corridor, the Company's accounting method limits the amounts by which balance sheet assets and liabilities differ from economic net assets or obligations related to the plans. There were no corridor charges in 2007. In 2006, a significant number of retirements at the Company's Middletown Works, higher health care costs and change in assumptions led the Company to record a corridor charge of $133.2, which related to its other postretirement benefit plans. During 2005, higher health care costs and changes in assumptions resulted in a net actuarial loss in excess of the corridor for other postretirement benefit plans and led to the charge of $54.2.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("FAS 158") which required the Company to fully recognize and disclose an asset or liability for the overfunded or underfunded status of its benefit plans in financial statements as of December 31, 2006. The adoption of FAS 158 resulted in a reduction of $32.9 in intangible assets, a decrease in pension and other postretirement benefit liabilities of $159.8 and an increase to equity of $142.7, net of tax. FAS 158 requires the Company to change its measurement date from October 31 to the Company's December 31 fiscal year-end date, by December 31, 2008.

Income Taxes: The Company adopted FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes" which resulted in a cumulative effect adjustment of $6.7 to retained earnings as of January 1, 2007 to increase reserves for uncertain tax positions. Upon adoption of FIN 48, and subsequently during 2007, the Company's deferred tax assets and FIN 48 income tax payable accounts were adjusted to reflect the impact of reserving for uncertain tax positions. The ending deferred balances reflect the adoption of the FIN 48 provisions.

As more fully explained in Note 4, the Company records deferred tax assets, primarily related to amounts previously expensed in the consolidated financial statements, which become deductible in the tax return upon payment in the future. These amounts include pension and other postretirement benefit reserves and other reserves which have been accrued. To the extent the Company has regular and alternative minimum taxable income, it utilizes any existing regular and alternative minimum tax net operating loss carryovers to reduce its federal income tax liability. The Company files income tax returns in various state and local tax jurisdictions, and to the extent that net operating loss carryovers are available, the Company reduces its jurisdictional tax liability. Where state or local tax jurisdiction net operating loss carryovers are not available or are limited, the Company pays income taxes.

The tax losses and tax credit carryforwards may be used to offset future taxable income, and their benefit is reflected in the deferred tax assets. These deferred tax asset components are partially offset by deferred tax liabilities, primarily related to fixed assets which have been depreciated at a faster rate for tax purposes than for financial reporting purposes. In order to recognize fully the deferred tax asset, the Company must generate sufficient taxable income to utilize its temporary differences and net operating loss and tax credit carryforwards before they expire. The Company records a valuation allowance to reduce its deferred tax assets to an amount that is more likely than not to be realized. The valuation allowance is regularly reviewed for adequacy.

Earnings Per Share: Reconciliation of numerators and denominators for basic and diluted EPS computations is as follows:

	2007	2006	2005
Income (loss) for calculation of basic earnings per share:			
Income (loss) from continuing operations related to common stockholders	$387.7	$ 12.0	$ (0.8)
Cumulative effect of accounting change	—	—	(1.5)
Net income (loss) related to common stockholders	$387.7	$ 12.0	$ (2.3)
Common shares outstanding (weighted average in millions):			
Common shares outstanding for basic earnings per share	110.8	109.9	109.7
Effect of dilutive securities, employee stock options	1.1	0.6	—
Common shares outstanding for diluted earnings per share	111.9	110.5	109.7
Basic earnings per share:			
Income (loss) from continuing operations	$ 3.50	$ 0.11	$ (0.01)
Cumulative effect of accounting change	—	—	(0.01)
Net income (loss) per share	$ 3.50	$ 0.11	$ (0.02)
Income (loss) for calculation of diluted earnings per share:			
Income (loss) from continuing operations related to common stockholders	$387.7	$ 12.0	$ (0.8)
Cumulative effect of accounting change	—	—	(1.5)
Net income (loss) related to common stockholders	$387.7	$ 12.0	$ (2.3)
Diluted earnings per share:			
Income (loss) from continuing operations	$ 3.46	$ 0.11	$ (0.01)
Cumulative effect of accounting change	—	—	(0.01)
Net income (loss) per share	$ 3.46	$ 0.11	$ (0.02)

At the end of each of the above years, the Company had outstanding stock options whose exercise or conversion could, under certain circumstances, further dilute earnings per share. The shares of potentially issuable common stock that were not included in the above weighted average shares outstanding were 10,000, 388,080, and 3,406,883 at December 31, 2007, 2006 and 2005, respectively. To include them would have had an anti-dilutive effect on earnings per share for the years presented.

Share-Based Compensation: In December 2004, the FASB issued a revised FAS 123R, "Share-Based Payment". FAS 123R sets accounting requirements for "share-based" compensation to employees and requires companies to recognize in the income statement the grant-date fair value of the stock options and other equity-based compensation. Prior to the adoption of FAS 123R in January 1, 2006, the Company applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and the related

(dollars in millions, except per share amounts)

interpretations in accounting for nonqualified stock options and performance shares granted under the Company's Stock Incentive Plan ("SIP") and the pro forma disclosure requirements of FAS 123, "Accounting for Stock-Based Compensation" and related pronouncements. Accordingly, no compensation expense was recognized for nonqualified stock options or performance shares granted for periods prior to January 1, 2006. Compensation costs related to restricted stock awards granted under its SIP are charged against income during their vesting period. In 2007 and 2006, the Company recognized compensation costs of $9.3 and $5.2, respectively, under FAS 123R for stock options, performance shares and restricted stock. In 2005, the Company recognized compensation costs of $3.1 under APB 25. Had compensation cost for the Company's stock option plans and performance shares been determined based on fair value consistent with the methodology of FAS 123, the Company's net loss and loss per share for 2005 would have been adjusted to the pro forma amounts indicated below:

	2005
Net loss as reported	$ (2.3)
Performance shares	0.2
Additional compensation cost based on fair value recognition, net of tax	1.4
Pro forma net loss	$ (3.9)
Basic loss per share as reported	$(0.02)
Additional compensation cost based on fair value recognition, net of tax	0.02
Pro forma basic loss per share	$(0.04)
Diluted loss per share as reported	$(0.02)
Additional compensation cost based on fair value recognition, net of tax	0.02
Pro forma diluted loss per share	$(0.04)

Effective for the fiscal year beginning January 1, 2006, the Company adopted the fair value recognition provisions of FAS 123R and Securities and Exchange Commission Staff Accounting Bulletin No. 107 ("SAB 107"), using the modified-prospective transition method. Under the modified-prospective transition method, the recognized compensation cost during fiscal 2006 includes compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of FAS 123 and compensation cost for all share-based payments granted subsequent to January 1, 2006, based on grant-date fair value estimated in accordance with the provisions of FAS 123R.

Stock Options: On July 21, 2005, the Board of Directors of AK Holding, upon recommendation of its Compensation Committee, approved the acceleration of the vesting of "underwater" unvested options held by employees of the Company, including executive officers. A stock option was deemed to be "underwater" if the option exercise price was greater than $8.91, the closing price of the Company's stock on July 21, 2005. The decision to accelerate the vesting of these stock options was made primarily to reduce compensation expense that otherwise likely would be recorded in future periods following the Company's adoption in the first quarter of 2006 of FAS 123R. In addition, the Company believed that underwater stock options may not have been providing the affected current employees a sufficient retention incentive when compared to the potential future compensation expense that would have been attributable to such stock options under FAS 123R. As a result of the Board's action, unvested stock options to purchase 180,000 shares of the Company's common stock became exercisable effective July 22, 2005, rather than the later dates when they would have vested in the normal course. The Company typically issues options to its executive officers and other key managers that vest over a three-year period.

(dollars in millions, except per share amounts)

Stock Ownership: On July 21, 2005, the Board of Directors of AK Holding, upon the joint recommendation of its Nominating and Governance Committee and its Compensation Committee, adopted stock ownership guidelines for directors and executive officers of the Company. Directors are expected to own shares of Company stock equal in market value to five times the cash portion of the Board's annual retainer. Current directors are expected to attain the minimum level of target ownership within a period of five years from the adoption of this policy. A new director will be expected to attain the minimum level of target ownership within a period of five years from the date he or she is first elected to the Board. The Company's President and Chief Executive Officer is expected to own shares of Company stock equal in market value to three times his annual base salary. Other executive officers have varying ownership targets of up to one-and-one-half times their annual base salary. All current executive officers are expected to attain their minimum level of target ownership within a period of three years from the adoption of this policy. New executive officers will be expected to attain a specified minimum level of target ownership approved by the Board within a period of three years from the date he or she is first elected an executive officer of the Company.

Research and Development Costs: The Company conducts a broad range of research and development activities aimed at improving existing products and manufacturing processes and developing new products and processes. Research and development costs, which are recorded as expense when incurred, totaled $8.0, $6.6 and $6.7 in 2007, 2006 and 2005, respectively.

Concentrations of Credit Risk: The Company operates in a single business segment and is primarily a producer of carbon, stainless and electrical steels and steel products, which are sold to a number of markets, including automotive, industrial machinery and equipment, construction, power distribution and appliances. The following presents net sales by product line:

	2007	2006	2005
Stainless and electrical	$3,074.9	$2,476.5	$1,968.5
Carbon	3,684.6	3,356.9	3,434.7
Tubular	243.4	235.6	240.8
Other, primarily conversion services	0.1	—	3.4
Total	$7,003.0	$6,069.0	$5,647.4

The following sets forth the percentage of the Company's net sales attributable to various markets:

	Years Ended December 31,		
	2007	2006	2005
Automotive	40%	41%	45%
Appliance, Industrial Machinery and Equipment, and Construction	26%	29%	25%
Distributors, Service Centers and Converters	34%	30%	30%

Net sales to General Motors Corporation, the Company's largest customer, accounted for approximately 13% of the total net sales in 2005, and less than 10% in 2007 and 2006. No other customer accounted for more than 10% of net sales of the Company during 2007, 2006 or 2005. The Company sells domestically to customers primarily in the Midwestern and Eastern United States and to foreign customers, primarily in Canada, Mexico and Western Europe. Net sales to customers located outside the United States totaled $915.2, $689.3 and $647.3 for 2007, 2006 and 2005, respectively. Approximately 24% and 28% of trade receivables outstanding at

(dollars in millions, except per share amounts)

December 31, 2007 and 2006, respectively, are due from businesses associated with the U.S. automotive industry. Except in a few situations where the risk warrants it, collateral is not required on trade receivables. While the Company believes its recorded trade receivables will be collected, in the event of default the Company would follow normal collection procedures.

Union Contracts: At December 31, 2007, the Company's operations included approximately 6,900 employees, of which approximately 5,150 are represented by labor unions under various contracts that will expire in the years 2008 through 2013. The labor contract for approximately 380 hourly employees represented by United Auto Workers ("UAW") Local 3462 at Coshocton Works was scheduled to expire on April 1, 2007. In February 2007 the members of that union ratified a new approximately three-year labor agreement which expires on March 31, 2010. The labor contract for approximately 300 hourly employees represented by UAW Local 169 at Mansfield Works was scheduled to expire on February 10, 2007. In November 2006, the members of that union ratified a new 51-month labor agreement which expires on March 31, 2011. In March 2007, the members of the International Association of Machinists and Aerospace Workers (IAM) Local Lodge 1943 ratified a new 54-month agreement covering about 1,700 hourly employees at the Company's Middletown Works after a one-year lockout. The new agreement expires on September 15, 2011. In addition, in July 2007 members of the UAW Local 3044 ratified a new six-year agreement covering about 190 hourly production employees at the Company's Rockport Works. The new agreement took effect August 1, 2007 and expires September 30, 2013.

The labor agreement to which the Company is a party at the Company's Ashland Works Coke Plant is set to expire October 31, 2008 and will be re-negotiated in 2008. The expiring agreement covers approximately 250 employees. The USW represents the hourly workers at Ashland Works, including the Coke Plant. While management is seeking to reach a new agreement with the union without a work stoppage, the Company cannot predict the outcome of the contract negotiations. There is the potential of a work stoppage at the Ashland Works Coke Plant if the Company and the union cannot reach a timely agreement in contract negotiations. The Company expects to operate the facility in the event of a labor dispute, but there is a risk that such a labor dispute, if it occurs, could have a material impact on the Company's operations and financial results.

Financial Instruments: Investments in debt securities are classified as held-to-maturity because the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Investments in equity securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported in other comprehensive income. Realized gains and losses on sales of available-for-sale securities are computed based upon initial cost adjusted for any other than temporary declines in fair value. The Company has no investments that are considered to be trading securities.

Debt and equity securities are subject to a review for impairment, if and when, circumstances indicate that a loss in value is other than temporary. Under these circumstances, the Company would write down a held-to-maturity security to its fair value, which would then become its new carrying amount or, in the case of an available-for-sale security, would record a realized loss to reduce the value from which unrealized gains or losses are computed. At December 31, 2007, total unrealized losses on securities in an unrealized loss position were immaterial, and the Company does not believe those losses are other than temporary.

The carrying value of the Company's financial instruments does not differ materially from their estimated fair value at the end of 2007 and 2006 with the exception of the Company's long-term debt. At December 31, 2007, the fair value of the Company's long-term debt, including current maturities, was approximately $680.2. The fair value estimate was based on financial market information available to management as of December 31, 2007. Management is not aware of any significant factors that would materially alter this estimate since that date. The fair value of the Company's long-term debt, including current maturities, at December 31, 2006 was approximately $1,125.8.

(dollars in millions, except per share amounts)

The Company is a party to derivative instruments that are designated and qualify as hedges under FAS 133, "Accounting for Derivative Instruments and Hedging Activities" and related pronouncements. In limited circumstances the Company may also enter into derivative instruments that do not qualify for hedge accounting treatment. The Company's objective in using these instruments is to protect its earnings and cash flows from fluctuations in the fair value of selected commodities and currencies.

In the ordinary course of business, the Company's income and cash flows may be affected by fluctuations in the price of certain commodities used in its production processes. The Company has implemented raw material and energy surcharges for its spot market customers and some of its contract customers. For certain commodities where such exposure exists, the Company uses cash settled commodity price swaps, collars and purchased options, with a duration of up to three years, to hedge the price of a portion of its natural gas, nickel, aluminum and zinc requirements. The Company designates these instruments as cash flow hedges and the resulting changes in their fair value are recorded in other comprehensive income. Subsequent gains and losses are recognized into cost of products sold in the same period as the underlying physical transaction. The pre-tax net loss recognized in earnings during 2007 representing the component of the derivative instruments excluded from the assessment of hedge effectiveness was $5.0 and was recorded in cost of products sold. At December 31, 2007, currently valued outstanding commodity hedges would result in the reclassification into earnings of $2.5 in net-of-tax gains within the next twelve months. At December 31, 2006, currently valued outstanding commodity hedges would have resulted in the reclassification into earnings of $0.2 in net-of-tax gains within the next twelve months.

In addition, in the ordinary course of business, the Company is subject to risks associated with exchange rate fluctuations on monies received from its European subsidiaries and other customers invoiced in European currencies. In order to mitigate this risk, the Company has entered into a series of agreements for the forward sale of euros at fixed dollar rates. The forward contracts are entered into with durations of up to a year. A typical contract is used as a cash flow hedge for the period from when an order is taken to when a sale is recognized, at which time it converts into a fair value hedge of a euro-denominated receivable. The Company does not classify these hedges as derivatives and the hedges are marked to market on a quarterly basis with the expense or income recorded in other income. At December 31, 2007 and 2006, the Company had outstanding forward currency contracts with a total value of $27.4 and $9.0, respectively, for the sale of euros.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions. In this documentation, the Company specifically identifies the asset, liability, firm commitment or forecasted transaction that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to that item. The Company formally measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis. The Company discontinues hedge accounting prospectively when it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; when the derivative expires or is sold, terminated or exercised; when it is probable that the forecasted transaction will not occur; when a hedged firm commitment no longer meets the definition of a firm commitment; or when management determines that designation of the derivative as a hedge instrument is no longer appropriate.

Ashland Works Outage: The Company experienced an unplanned outage at its Ashland Works blast furnace late in the third quarter of 2007 that continued into the fourth quarter 2007. For 2007, the Company recorded as a reduction to cost of sales and a corresponding accounts receivable an estimated insurance recovery of $34.0 related to this blast furnace outage for direct costs associated with the outage. Of this amount, $15.0 was received during the fourth quarter of 2007, reducing the amount of the account receivable to $19.0. This amount is expected to be recovered during 2008.

(dollars in millions, except per share amounts)

Asset Impairment Charges: In the fourth quarter of 2005, AK-ISG Steel Coating Company ("AK-ISG"), a joint venture that operates an electrogalvanizing line in Cleveland, OH made the decision to indefinitely idle that facility effective March 31, 2006. The Company determined that it was able to fully satisfy its electrogalvanizing requirements, under prevailing market conditions, solely through its own facilities and would no longer need to utilize the AK-ISG electrogalvanizing line. As a result, the Company fully impaired its investment in AK-ISG, resulting in a charge of $33.9 in 2005. In August 2006, the Company entered into an agreement with the other party to the joint venture whereby that party assumed the Company's portion of the venture's assets and liabilities, including the lease guarantee, and agreed to indemnify the Company from any liabilities related to the joint venture. The Company also recorded an impairment charge of $31.7 related to certain previously-idled stainless processing equipment at its Butler Works and Mansfield Works. The Company determined that it was able to support its stainless markets through operating efficiencies at its other processing facilities. These actions have helped better position the Company for the future by further consolidating and rationalizing its operations, allowing it to be more cost effective and enabling it to maximize the productivity of its other operations.

Curtailment Charge: In 2007, the Company recognized a curtailment charge of $15.1 as a result of the new labor contract at the Company's Mansfield Works and $24.7 as a result of the new labor contract at the Company's Middletown Works. In 2006, the Company recognized a curtailment charge and other labor contract charges in the aggregate amount of $15.8 related to new labor agreements negotiated in 2006 with the represented employees at the Company's Butler Works and Zanesville Works. Under these agreements, the existing defined benefit pension plan at each facility was "locked and frozen" in 2006, with subsequent Company contributions being made to Company-provided 401(k) plans. As a result, the Company was required to recognize in 2006 the past service pension expense that previously would have been amortized. On balance, the Company expects the future benefits associated with these new labor agreements, including the locking and freezing of the defined benefit plans, will outweigh the $15.8 one-time curtailment and other charges noted above, as well as the Company's ongoing contributions to the new 401(k) plans. The Company recognized a curtailment charge in 2005 of $12.9 related to the new labor contract negotiated with the represented employees at the Company's Ashland Works. Under that agreement, the existing defined benefit pension plan was "locked and frozen" as of January 1, 2006, with subsequent Company pension contributions being made to the Steelworkers Pension Trust. As a result, the Company was required to recognize in 2005 the past service pension expense that previously would have been amortized.

Asbestos and Environmental Insurance Settlements: The Company is, and has been for a number of years, in the process of remediating sites where hazardous material may have been released, including sites no longer owned by the Company. In addition, a number of lawsuits alleging asbestos exposure have been filed and continue to be filed against the Company. The Company has established reserves for estimated probable costs related to asbestos claim settlements and environmental investigation, monitoring and remediation. If the reserves are not adequate to meet future claims, operating results and cash flows may be negatively impacted. The reserves do not consider the potential for insurance recoveries. The Company previously entered into insurance settlements with certain of its insurance carriers relating to its environmental and asbestos liabilities. As a result of these settlements, several insurance policies have been commuted. Coverage for environmental and asbestos liabilities under those policies was disputed and the settlement amount represented a negotiated dollar value the Company accepted for reimbursement of past environmental and asbestos expenditures and, to a lesser extent, to release the insurance companies from a responsibility to reimburse the Company for future covered expenditures under the policies. However, under the terms of the settlements, the Company does have partial insurance coverage for some future asbestos claims. In addition, other existing insurance policies covering asbestos and environmental contingencies may serve to mitigate future covered expenditures.

(dollars in millions, except per share amounts)

New Accounting Pronouncements: In December 2007, the FASB issued FAS 160, "Noncontrolling Interests in Consolidated Financial Statements". FAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This Statement is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating the impact of the adoption of FAS 160 on its financial position and results of operations.

In December 2007, the FASB revised FAS 141(R), "Business Combinations". FAS 141(R) applies to all transactions in which an entity obtains control of one or more businesses, including mergers and combinations achieved without the transfer of consideration. This Statement applies to all business entities, including mutual entities that previously used the pooling-of-interests method of accounting for some business combinations. This Statement is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating the impact of the adoption of FAS 141(R) on its financial position and results of operations.

In February 2007, the FASB issued FAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities". FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement is effective no later than fiscal years beginning on or after November 15, 2007. The Company adopted FAS 159 on January 1, 2008 and elected not to apply fair value measurement to any additional assets or liabilities not already required to be measured at fair value.

In September 2006, the FASB issued FAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R)", which requires the Company to fully recognize and disclose an asset or liability for the overfunded or underfunded status of its benefit plans in financial statements as of December 31, 2006. The adoption of FAS 158 resulted in a reduction of $32.9 in intangible assets, a decrease in pension and other postretirement benefit liabilities of $159.8 and an increase to equity of $142.7, net of tax. FAS 158 requires the Company to change its measurement date from October 31 to the Company's December 31 fiscal year-end date, by December 31, 2008.

In September 2006, the FASB issued FAS 157, "Fair Value Measurements". This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement does not require any new fair value measurements in accounting pronouncements where fair value is the relevant measurement attribute. However, for some entities, the application of this statement will change current practice for financial statements issued for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued a FASB Staff Position ("FSP") No. FAS 157-2 "Effective Date of FASB Statement No. 157", delaying the effective date of FAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The FSP deferred the effective date of FAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. The Company adopted the applicable portion of FAS 157 on January 1, 2008 and does not anticipate a significant impact on the disclosures within its financial statements for the year ended December 31, 2008. The Company is currently evaluating the impact of the adoption of FAS 157 for nonfinancial assets and nonfinancial liabilities on its financial position and results of operation.

(dollars in millions, except per share amounts)

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." This interpretation establishes a "more-likely-than-not" recognition threshold that must be met before a tax benefit can be recognized in the financial statements. FIN 48 also offers guidelines to determine how much of a tax benefit to recognize in the financial statements. Under FIN 48, the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the taxing authority should be recognized. This recognition requirement under FIN 48 is applied on an individual tax position basis, with the cumulative total tax benefit of all tax positions being reflected in the financial statements. The provisions of FIN 48 became effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 which resulted in a cumulative effect adjustment of $6.7 to retained earnings as of January 1, 2007 to increase reserves for uncertain tax positions.

Comprehensive Income and Accumulated Other Comprehensive Income (Loss): Comprehensive income in the Statement of Comprehensive Income is presented net of an approximate 39% tax rate. The components of accumulated other comprehensive income (loss) at December 31 are as follows:

	2007	2006	2005
Foreign currency translation	$ 7.3	$ 3.7	$ 0.8
Derivative instrument hedges	2.0	1.7	1.2
Unrealized gain on investments	0.2	0.2	—
Employee benefit liability	38.3	(10.7)	(183.1)
Total	$47.8	$ (5.1)	$(181.1)

(dollars in millions, except per share amounts)

2. Pension and Other Postretirement Benefits

The Company provides noncontributory pension and various healthcare and life insurance benefits to most employees and retirees. The major pension plans are not fully funded and, based on current assumptions, $150.0 in contributions to the qualified pension plan trusts are required in 2008. Of this total of $150.0 in required contributions, $75.0 was made in the first quarter of 2008, leaving $75.0 to be made during the remainder of 2008. The Company made $250.0 in contributions during 2007. As of December 31, 2007, the Company expects approximately $175.3 in other postretirement benefit payments in 2008. These payments will be offset by an estimate of $12.2 in Medicare Part D Employer Subsidy. The schedules below include amounts calculated based on a benefit obligation and asset valuation measurement date of October 31.

	Pension Benefits		Other Benefits	
	2007	2006	2007	2006
Change in benefit obligations:				
Benefit obligations at beginning of year	$3,743.6	$ 3,738.0	$ 2,103.6	$ 2,243.9
Service cost	10.2	24.2	4.9	15.2
Interest cost	207.9	208.7	116.8	124.1
Plan participants' contributions	—	—	27.9	28.6
Actuarial loss (gain)	43.4	99.1	(149.4)	132.6
Amendments	50.7	12.2	19.0	(254.8)
Curtailments	4.6	(2.4)	—	—
Benefits paid	(343.6)	(336.2)	(181.6)	(186.0)
Benefit obligations at end of year	$3,716.8	$ 3,743.6	$ 1,941.2	$ 2,103.6
Change in plan assets:				
Fair value of plan assets at beginning of year	$2,738.0	$ 2,519.4	$ 24.6	$ 25.0
Actual gain on plan assets	292.6	343.8	—	—
Employer contributions	252.1	211.0	152.8	157.0
Plan participants' contributions	—	—	27.9	28.6
Benefits paid	(343.6)	(336.2)	(181.6)	(186.0)
Fair value of plan assets at end of year	$2,939.1	$ 2,738.0	$ 23.7	$ 24.6
Funded status	$ (777.7)	$(1,005.6)	$(1,917.5)	$(2,079.0)
Amounts recognized in the consolidated balance sheets as of December 31:				
Current liabilities	$ (2.0)	$ (2.1)	$ (156.0)	$ (154.9)
Noncurrent liabilities	(775.7)	(1,003.5)	(1,761.5)	(1,924.1)
Net amount recognized	$ (777.7)	$(1,005.6)	$(1,917.5)	$(2,079.0)
Amounts recognized in accumulated other comprehensive income as of December 31:				
Actuarial loss	$ 244.9	$ 282.1	$ 46.4	$ 210.4
Prior service cost (credit)	53.2	36.4	(330.6)	(401.2)
Net amount recognized	$ 298.1	$ 318.5	$ (284.2)	$ (190.8)
Other changes in plan assets and benefit obligations recognized in other comprehensive income:				
Net actuarial (gain) loss	$ (22.1)		$ (151.2)	
Recognized actuarial gain (loss)	(15.1)		(12.8)	
Prior service cost (credit)	50.7		19.0	
Recognized prior service (cost) credit	(33.9)		51.6	
Total recognized in other comprehensive income	$ (20.4)		$ (93.4)	

(dollars in millions, except per share amounts)

In September 2006, the FASB issued FAS 158 which required the Company to fully recognize and disclose an asset or liability for the overfunded or underfunded status of its benefit plans in financial statements as of December 31, 2006. The adoption of FAS 158 resulted in a reduction of $32.9 in intangible assets, a decrease in pension and other postretirement benefit liabilities of $159.8 and an increase to equity of $142.7, net of tax. FAS 158 requires the Company to change its measurement date from October 31 to the Company's December 31 fiscal year-end date, by December 31, 2008.

The following table presents the incremental effect of applying FAS 158 on individual line items in the consolidated statement of financial position at December 31, 2006:

	Before Application of FAS 158	Adjustments	After Application of FAS 158
Deferred tax asset	$ 421.6	$ 15.8	$ 437.4
Other intangible assets	33.2	(32.9)	0.3
Total assets	5,534.7	(17.1)	5,517.6
Pension and other postretirement benefit obligations	3,087.4	(159.8)	2,927.6
Total liabilities	5,260.4	(159.8)	5,100.6
Accumulated other comprehensive income	(147.8)	142.7	(5.1)
Total stockholders' equity	274.3	142.7	417.0

The accumulated benefit obligation for all defined benefit pension plans was $3,655.2 and $3,698.6 at December 31, 2007 and 2006, respectively.

The curtailment in 2007 relates to the new labor contract negotiated with the United Steelworkers' represented employees at the Company's Mansfield Works in November 2006 and the International Association of Machinists and Aerospace Workers represented employees at the Company's Middletown Works in February 2007. Under these agreements, the existing defined benefit pension was "locked and frozen" as of February 28, 2007 and May 26, 2007, respectively, with subsequent Company pension contributions being made to the Steelworkers Pension Trust and the IAM National Pension Fund. The curtailment in 2006 relates to the labor contract negotiated with the UAW represented employees at the Company's Zanesville and Butler Works. Under those agreements, the existing defined benefit pension was "locked and frozen" as of July 31, 2006 and November 30, 2006, respectively, with subsequent Company pension contributions being made to defined contribution plans.

The following table presents estimated future benefit payments to beneficiaries:

	Pension Plans	Other Benefits(1)	Medicare Subsidy(1)
2008	$ 341.8	$120.0	$ (9.9)
2009	333.3	108.3	(9.9)
2010	325.0	103.5	(10.2)
2011	317.3	99.6	(10.0)
2012	321.3	95.3	(8.8)
2013 through 2017	1,489.0	417.3	(38.8)
Total	$3,127.7	$944.0	$(87.6)

(1) These figures reflect the benefit of the Settlement with the Middletown Works retirees (see Note 9), but exclude the initial $468.0 contribution in the first quarter of 2008 and the three subsequent annual $65.0 payments by the Company related to that Settlement.

(dollars in millions, except per share amounts)

Year-end assumptions used to value current year assets and liabilities and determine subsequent year expenses are as follows:

	Pension Benefits			Other Benefits		
	2007	2006	2005	2007	2006	2005
Discount rate	6.00%	5.75%	5.75%	6.00%	5.75%	5.75%
Expected return on plan assets	8.50%	8.50%	8.50%	(a)	(a)	(a)
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%
Subsequent year healthcare cost trend rate	—	—	—	8.00%	9.00%	9.00%
Ultimate healthcare cost trend rate	—	—	—	4.50%	4.50%	4.50%
Year ultimate healthcare cost trend rate begins	—	—	—	2012	2012	2011

(a) Historically, the Company has only pre-funded Other Benefits to a limited extent. To the extent there has been such pre-funding to date, the funding has been in a trust account on a relatively short-term basis and the assets have not been invested with the expectation long-term investment returns.

For measurement purposes, healthcare costs are assumed to increase 8% during 2008, after which this rate decreases 1% per year until reaching the ultimate trend rate of 4.5% in 2012.

The discount rate was determined by projecting the plan's expected future benefit payments, as defined for the projected benefit obligation, discounting those expected payments using a theoretical zero-coupon spot yield curve derived from a universe of high-quality bonds as of the measurement date, and solving for the single equivalent discount rate that resulted in the same projected benefit obligation. The fixed-income data as of the measurement date was obtained from Bloomberg. Constraints were applied with respect to callability (callable bonds with explicit call schedules were excluded; bonds with "make-whole" call provisions were included) and credit quality (rated Aa or better by Moody's Investor Service).

The following relates to pension plans with an accumulated benefit obligation in excess of plan assets.

	2007	2006
Projected benefit obligation	$3,716.8	$3,743.6
Accumulated benefit obligation	3,655.2	3,698.6
Fair value of plan assets	2,939.1	2,738.0

Pension and other postretirement benefit plan assets are invested in master trusts comprised primarily of investments in indexed and enhanced index funds. A fiduciary committee establishes the target asset mix and monitors asset performance. The expected rate of return on assets includes the determination of a real rate of return for equity and fixed income investments applied to the portfolio based on their relative weighting, increased by an underlying inflation rate. In 2007 and 2006, other postretirement benefit plan assets included 100% fixed income securities.

The current target and actual allocation of pension plan assets by major investment category as of the end of 2007 and 2006 were as follows:

		Actual at October 31,	
	Target	2007	2006
Domestic and international equities	60%	57%	59%
Fixed income securities	39%	37%	36%
Other	1%	6%	5%
Total	100%	100%	100%

(dollars in millions, except per share amounts)

The components of net periodic benefit costs for the years 2007, 2006 and 2005 are as follows:

	Pension Benefits			Other Benefits		
	2007	2006	2005	2007	2006	2005
Components of net periodic benefit cost:						
Service cost	$ 10.2	$ 24.2	$ 28.8	$ 4.9	$ 15.2	$ 18.2
Interest cost	207.9	208.7	210.6	116.8	124.1	129.4
Expected return on plan assets	(232.4)	(207.4)	(207.6)	—	(0.1)	—
Amortization of prior service cost	4.1	5.3	8.9	(51.6)	(36.5)	(12.3)
Recognized net actuarial loss						
Annual amortization	15.1	22.9	30.3	12.8	13.2	15.0
Corridor charges	—	—	—	—	133.2	54.2
Settlement/curtailment loss	39.8	10.8	12.9	—	—	—
Net periodic benefit cost	$ 44.7	$ 64.5	$ 83.9	$ 82.9	$249.1	$204.5

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $16.9 and $3.8, respectively. The estimated net loss and prior service credit for the other defined benefit postretirement plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $2.8 and $46.6, respectively.

The corridor charges were recorded to recognize net actuarial losses outside the 10% corridor under the Company's method of accounting for pensions and other postretirement benefits as described in Note 1.

Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare plans. As of December 31, 2007, a one-percentage-point change in the assumed healthcare cost trend rates would have the following effects:

	One Percentage Point:	
	Increase	Decrease
Effect on total service cost and interest cost components	$ 9.7	$ (8.2)
Effect on postretirement benefit obligation	153.4	(130.6)

The Company also contributes to several multiemployer pension plans. The expense for these plans was $7.7 in 2007, $4.2 in 2006 and $0.6 in 2005. Actual contributions to these plans for the same periods were $7.2, $3.9 and $0.6, respectively.

In addition to defined benefit pension plans, most employees are eligible to participate in various defined contribution plans. Total expense related to these plans was $23.2 in 2007, $5.0 in 2006 and $6.6 in 2005.

On December 8, 2003, the United States government enacted the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Medicare Act"). Among other provisions, the Medicare Act provides a federal subsidy to sponsors of retiree healthcare benefit plans that include a qualified prescription drug benefit. The Company sponsors such a plan. The Company recognized a reduction in net periodic benefit costs related to these savings of approximately $15.7, $35.6 and $23.0 in 2007, 2006 and 2005, respectively.

(dollars in millions, except per share amounts)

On March 14, 2007, members of the International Association of Machinists and Aerospace Workers ("IAM") ratified a new 54-month labor agreement covering about 1,700 hourly production and maintenance employees at the Company's Middletown Works. Under the agreement, the existing defined benefit pension plan was "locked and frozen" as of May 26, 2007 with subsequent contributions to the IAM National Pension Fund. As a result, the Company was required to recognize the past service pension expense that previously would have been amortized. A $24.7 pre-tax charge related to this past service expense was recognized in 2007. In addition to the pension changes above, the contract negotiated cost sharing for active and retiree healthcare, a reduction in job classes from approximately 1,000 to seven, complete workforce restructuring, elimination of minimum base workforce guarantees, and competitive wage increases. The new contract expires on September 15, 2011.

On November 20, 2006, members of the United Steelworkers ("USW") ratified a new 51-month labor agreement covering approximately 300 hourly production and maintenance employees at the Company's Mansfield Works. Under the agreement, the existing defined benefit pension plan was "locked and frozen" as of February 28, 2007 with subsequent contributions to the Steelworker's Pension Trust fund. As a result, the Company was required to recognize the past service pension expense that previously would have been amortized. A $15.1 pre-tax charge related to this past service pension expense was recognized in 2007. The new contract expires on March 31, 2011.

On July 21, 2006, members of the United Auto Workers ("UAW") ratified a new six-year labor agreement covering approximately 1,400 hourly production and maintenance employees at its Butler Works. The new agreement provides workforce flexibility, no minimum workforce guarantee, current and future retiree healthcare cost sharing, competitive wage increases and a "lock and freeze" of the traditional defined benefit plan, which will be replaced by a per-hour contribution to a defined contribution plan. As a result of the pension plan change, the Company was required to recognize the past service pension expense that previously would have been amortized.

On May 9, 2006, members of the UAW ratified a new six-year labor agreement covering approximately 200 hourly production and maintenance employees at its Zanesville Works. The new agreement provides workforce flexibility, no minimum workforce guarantee, current and future retiree healthcare cost sharing, competitive wage increases and a "lock and freeze" of the traditional defined benefit plan, which will be replaced by a per-hour contribution to a defined contribution plan. As a result of the pension plan change, the Company was required to recognize the past service pension expense that previously would have been amortized.

As a result of the ratification of the new labor contracts at Zanesville Works and Butler Works, the Company incurred one-time charges in the third quarter of 2006 of $15.8. The principal component of these charges was a non-cash curtailment charge of $10.8 resulting from the "lock and freeze" of the traditional defined benefit plan at Butler Works and Zanesville Works.

On September 26, 2005, members of USW Local 1865 ratified a five-year labor agreement covering about 750 hourly production and maintenance employees at the Company's Ashland Works. The 2005 results were negatively affected by approximately $7.0 in charges associated with the implementation of this new collective bargaining agreement. These charges related primarily to the establishment of a voluntary employees' beneficiary association. Under the agreement, the Company's contribution for retiree health care is capped at the 2008 amount. Also, under that agreement, the existing defined benefit pension plan was "locked and frozen" as of January 1, 2006, with subsequent Company pension contributions being made to the Steelworkers Pension Trust. As a result, the Company is required to recognize the past service pension expense that previously would have been amortized. The pre-tax charge related to this past service pension expense was $12.9. Also included in the agreement is a provision for increased active and retiree healthcare cost-sharing.

(dollars in millions, except per share amounts)

3. Share Based Compensation

AK Steel Holding Corporation's Stock Incentive Plan (the "SIP") permits the granting of nonqualified stock option, restricted stock, and performance share awards to directors, officers and key management employees of the Company. These nonqualified option, restricted stock and performance share awards may be granted with respect to an aggregate maximum of 16 million shares through the period ending December 31, 2011. The shares that are issued as the result of these grants are newly issued shares. The exercise price of each option may not be less than the market price of the Company's common stock on the date of the grant. Stock options have a maximum term of 10 years and may not be exercised earlier than six months following the date of grant or such other term as may be specified in the award agreement. For option grants to officers and key management employees, the award agreements provide that the options vest and become exercisable at the rate of one-third per year over three years. Stock options granted to directors vest and become exercisable after one year. Restricted stock issued to directors vests at the end of their full tenure on the Board. For restricted stock awards granted to employees on or prior to December 31, 2006, typically 25% of the shares covered by a restricted stock award vest two years after the date of the award and an additional 25% vest on the third, fourth and fifth anniversaries of the date of the award. However, in 2005, the Board of Directors of the Company approved the grant of special restricted stock awards to the executive officers and selected key managers relating to the Company's performance in 2004 which vest ratably on the first, second, and third anniversaries of the grant. Restricted stock awards granted to employees after December 31, 2006 also will vest ratably on the first, second and third anniversaries of the grant. Performance shares vest after a three-year period. The total amount of performance shares issued will be based on the Company's share performance compared to a prescribed compounded annual growth rate and the total share return compared to Standard and Poor's 400 Mid Cap Index.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of FAS 123R and Securities and Exchange Commission Staff Accounting Bulletin No. 107 ("SAB 107"), using the modified-prospective transition method. Under the modified-prospective transition method, the recognized compensation cost during fiscal 2006 includes compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of FAS 123 and compensation cost for all share-based payments granted subsequent to January 1, 2006, based on grant-date fair value estimated in accordance with the provisions of FAS 123R. The Company's policy for amortizing the value of the share-based payments is a straight-line method.

The Company uses the Black-Scholes option valuation model to value the nonqualified stock options which is consistent with the provisions of FAS 123R and SAB 107. Historical data regarding stock option exercise behaviors was used to estimate the expected life of options granted based on the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the Daily Treasury Yield Curve published by the U.S. Treasury on the date of grant. The expected volatility is determined by using a blend of historical and implied volatility. For all grants through December 31, 2007, no assumptions were included regarding the expected dividend yield since the Company has not distributed dividends to its common shareholders within the last five years due to restrictions under the Company's financial covenants. On January 22, 2008, the Company announced that its Board of Directors declared a quarterly cash dividend of $0.05 per share of common stock payable on March 10, 2008, to shareholders of record on February 15, 2008. Assumptions for grants in 2008 will include the dividend declared in 2008.

(dollars in millions, except per share amounts)

The Company's calculation of fair value of the options is estimated on the grant date using a Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006	2005
Expected volatility	45.0% – 48.8%	50.8% – 55.2%	42.0% – 42.5%
Weighted-average volatility	46.8%	54.4%	42.0%
Expected term (in years)	2.90 – 7.30	5.50 – 6.15	7.11 – 7.12
Risk-free interest rate	4.50% – 4.91%	4.32% – 4.99%	4.03% – 4.29%

Certain directors were issued stock options in December 2006. The assumptions for the valuation of these options were 51.85% volatility, 4.53% risk free interest rate and expected life of 5.5 years. These assumptions are included in the chart above. The Company used a simplified method allowed by SAB 107 to arrive at the expected life assumption for the nonqualified stock options issued to the directors. The simplified method is equal to the vesting term plus original contractual term divided by two.

The performance shares were valued using the Monte Carlo simulation method. This method is consistent with the provisions of FAS 123R and SAB 107. The weighted-average risk free rate of return for performance shares used was 4.80% for the Company and was 4.71% for the Standard and Poor's 400 Midcap Index.

Stock-based compensation expense recognized under FAS 123R in the consolidated statement of operations for fiscal year 2007 related to stock options was $1.9 and for performance shares was $3.2.

A summary of option activity under the SIP as of December 31, 2007, and changes during the year ended is presented below:

Stock Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at December 31, 2006	1,899,290	$ 8.46		
Granted	275,750	$ 17.65		
Exercised	(1,010,164)	$ 9.08		
Forfeited or expired	(12,779)	$ 15.21		
Outstanding at December 31, 2007	1,152,097	$ 10.04	7.1 yrs	$28.2
Options Exercisable at December 31, 2007	730,852	$ 7.59	6.1 yrs	$19.7

The weighted average fair value per share of options granted during 2007, 2006 and 2005 were $8.32, $5.41 and $7.04, respectively. The total intrinsic value of options exercised during the 2007, 2006 and 2005 were $17.3, $1.7 and $2.5, respectively.

(dollars in millions, except per share amounts)

The following table summarizes information about stock options outstanding at December 31, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Exercisable	Weighted Average Exercise Price
$ 2.74 to $ 5.49	389,665	5.7 yrs.	$ 3.37	389,665	$ 3.37
$ 5.50 to $ 8.23	259,215	7.3 yrs.	7.81	115,585	7.72
$ 8.24 to $10.98	23,000	2.5 yrs.	9.69	23,000	9.69
$10.99 to $16.46	107,467	6.7 yrs.	13.48	103,602	13.46
$16.47 to $38.49	372,750	8.4 yrs.	17.60	99,000	17.43

During 2007, 2006 and 2005, the Company issued to certain employees 265,823, 260,698 and 378,971 shares of common stock, subject to restrictions, with weighted average grant-date fair values of $17.69, $8.65 and $12.95 per share, respectively. During 2007, 2006 and 2005, 371,500, 353,850 and 207,278 performance shares were issued, respectively.

The pre-tax expense associated with share-based compensation for options and performance shares for 2007 and 2006 is $5.1 and $2.2, respectively. The share-based compensation expense resulted in a decrease in net income in 2007 and 2006 of $3.3 and $1.4, respectively, and a reduction in basic and diluted earnings per share in 2007 and 2006 of $0.03 and $0.01 per share, respectively. The share-based compensation expense taken includes expense for both nonqualified stock options and performance shares granted from the SIP.

A summary of the activity associated with non-vested restricted stock awards under the SIP during the year ended December 31, 2007 is presented below:

Restricted Stock Awards	Shares	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2006	1,035,018	$ 9.04
Granted	265,823	17.69
Vested	(313,603)	9.24
Forfeited or expired	(7,250)	11.26
Outstanding at December 31, 2007	979,998	$11.31

Stock compensation expense related to restricted stock awards granted under the Company's SIP for 2007, 2006 and 2005 was $4.2 ($2.7 after-tax), $3.0 ($1.9 after tax) and $3.1 ($2.0 after tax), respectively.

As of December 31, 2007, there were $4.9 of total unrecognized compensation costs related to non-vested share-based compensation awards granted under the SIP, which costs are expected to be recognized over a weighted average period of 1.9 years. The total fair value of shares vested during the years ended December 31, 2007, 2006 and 2005 was $2.9, $3.2 and $1.9, respectively.

4. Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. This return includes all domestic companies 80% or more owned by the Company and the proportionate share of the Company's interest in partnership investments. State tax returns are filed on a consolidated, combined or separate basis depending on the applicable laws relating to the Company and its domestic subsidiaries.

(dollars in millions, except per share amounts)

The United States and foreign components of income (loss) from continuing operations before income taxes consist of the following:

	2007	2006	2005
United States	$571.5	$(14.4)	$26.6
Foreign	19.8	11.3	11.4
Total	$591.3	$ (3.1)	$38.0

Significant components of the Company's deferred tax assets and liabilities at December 31, 2007 and 2006 are as follows:

	2007	2006
Deferred tax assets:		
Net operating loss and tax credit carryforwards	$ 40.3	$ 151.6
Postretirement benefit reserves	818.8	892.6
Pension reserves	224.1	299.6
Other reserves	104.4	74.6
Inventories	245.4	236.3
Valuation allowance	(18.1)	(35.5)
Total deferred assets	1,414.9	1,619.2
Deferred tax liabilities:		
Depreciable assets	(507.8)	(534.7)
Total deferred liabilities	(507.8)	(534.7)
Net asset	$ 907.1	$1,084.5

The deferred taxes outlined above are the income tax impact of temporary differences. Temporary differences represent the cumulative taxable or deductible amounts recorded in the consolidated financial statements in different years than recognized in the tax returns. The postretirement benefit difference includes amounts expensed in the consolidated financial statements for healthcare, life insurance and other postretirement benefits, which become deductible in the tax return upon payment or funding in qualified trusts. Other temporary differences represent principally various expenses accrued for financial reporting purposes which are not deductible for tax reporting purposes until paid. The inventory difference relates primarily to differences in the LIFO reserve and tax overhead capitalized in excess of book amounts. The depreciable assets temporary difference represents generally tax depreciation in excess of financial statement depreciation.

At December 31, 2007, the Company had $3.4 in regular tax net operating loss carryforwards for federal tax purposes expiring in 2008. The Company has fully utilized its unrestricted net operating loss carryforwards. As a result of limitations under Section 382, the Company can only claim an annual deduction of approximately $0.5 for the losses expiring in 2008, with the remainder expiring unused. A valuation reserve has been established in prior years for the estimated unused portion of the net operating loss carryforwards expiring in 2008.

At December 31, 2007 the Company had Alternative Minimum Tax ("AMT") net operating loss carryforwards of $3.3 which will expire in 2008 unless utilized. These losses are subject to the same $0.5 annual Section 382 limit that applies to the corresponding regular tax loss carryovers. In addition, at December 31, 2007, the Company had unused AMT credit carryforwards of $17.9, which may be used to offset future regular income tax liabilities. These unused AMT credits can be carried forward indefinitely.

(dollars in millions, except per share amounts)

In 2007, Michigan, New York, Maryland and Texas enacted new tax legislation. As a result, in accordance with FAS 109, the Company was required to recognize a non-cash tax credit of $11.4 as part of its income tax provision. In 2006, Indiana, Texas and Pennsylvania enacted new tax legislation which required that the Company recognize a non-cash tax charge of $5.7 as part of its income tax provision. Also, during the first half of 2005, the states of New York, Georgia, Kentucky and Ohio enacted new tax legislation requiring recognition of a non-cash tax charge of $32.6 as part of its income tax provision. These non-cash tax credits/charges represent the net increase or decrease in the value of the Company's state deferred tax assets attributable to higher or lower future effective state income tax rates resulting from the law changes.

Significant components of the provision (benefit) for income taxes are as follows:

	2007	2006	2005
Continuing operations:			
Current:			
Federal	$ 51.8	$ (9.0)	$ 9.6
State	12.4	0.7	5.4
Foreign	6.3	3.8	4.2
Deferred:			
Federal	135.4	(11.7)	(10.3)
State	(2.3)	1.1	29.6
Foreign	—	—	0.3
Total tax provision (benefit) on continuing operations	203.6	(15.1)	38.8
Cumulative effect of accounting change	—	—	(0.9)
Total tax provision (benefit)	$203.6	$(15.1)	$37.9

The reconciliation of income tax on continuing operations computed at the U.S. federal statutory tax rates to actual income tax expense (benefit) is as follows:

	2007	2006	2005
Income (loss) at statutory rate	$207.0	$ (1.1)	$13.3
State and foreign tax expense (benefit)	19.3	—	6.9
Effect of state law changes to deferred tax asset	(11.4)	5.7	32.6
Decrease in federal deferred tax asset valuation allowance	(5.2)	(4.6)	(1.1)
Expired net operating loss carryovers	5.2	0.6	1.0
Medicare Part D Drug Reimbursement	(5.5)	(12.5)	(8.0)
Other permanent differences	(5.8)	(3.2)	(5.9)
Total tax expense (benefit) on continuing operations	$203.6	$(15.1)	$38.8

The reconciliation of income tax on cumulative effect of accounting change computed at the U.S. federal statutory tax rates to actual income tax benefit is as follows:

	2007	2006	2005
Loss at statutory rate	$ —	$ —	$(0.8)
State tax benefit	—	—	(0.1)
Total tax benefit on cumulative effect of accounting change	$ —	$ —	$(0.9)

(dollars in millions, except per share amounts)

The Internal Revenue Service ("IRS") has concluded its examination of federal income tax returns filed for the years 1994 through 2001. During 2003, the Company appealed certain findings in the examination reports for the years 1999 through 2001. In the fourth quarter of 2007, the Company and the IRS reached a settlement for the unagreed audit issues resulting in $0.3 payment of federal income tax. In July 2006, the IRS began its examination of the 2004 tax year. In the second quarter of 2007, the Company and the IRS finalized the 2004 examination, resulting in a $0.3 payment of federal income tax. In addition, in the normal course of business, the state and local tax returns of the Company and its subsidiaries are routinely subjected to examination by various taxing jurisdictions. Currently none of the Company's federal income tax returns are under examination by the IRS. The Company believes that the outcomes of future federal examinations as well as ongoing and future state and local examinations will not have a material adverse impact on the Company's financial position, results of operations or cash flows.

The Company has undistributed earnings of foreign subsidiaries of approximately $24.7 at December 31, 2007. Deferred taxes have been provided on $6.2 of these earnings, with the balance considered to be permanently invested in the Company's foreign subsidiaries. If such undistributed earnings were repatriated, it is estimated that the additional tax expense to be provided would be approximately $8.7.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with FAS 109, "Accounting for Income Taxes" and prescribes a recognition threshold and measurement attributes for financial statement recognition and measurement of tax positions taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company adopted the provisions of FIN 48 on January 1, 2007. The total amount of unrecognized tax benefits as of the date of adoption was $34.6. As a result of the adoption of FIN 48 the Company recorded $30.8 of unrecognized tax benefits. The implementation of FIN 48 resulted in an unfavorable impact to retained earnings of $6.7. As of the date of adoption, the balance of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $6.2, of which $3.0 was added as a result of the implementation of FIN 48.

A reconciliation of the change in unrecognized tax benefits from January 1, 2007 to December 31, 2007 is as follows:

	Unrecognized Tax Benefits
Balance at January 1, 2007	$34.6
Increases/(decreases) for prior year tax positions	(8.3)
Increases/(decreases) for current year tax positions	33.0
Increases/(decreases) related to settlements	(8.3)
Increases/(decreases) related to statute lapse	(0.1)
Balance at December 31, 2007	$50.9

Included in the balance of unrecognized tax benefits at December 31, 2007, are $35.6 of tax benefits that, if recognized, would affect the effective tax rate. Also included in the balance of unrecognized tax benefits at December 31, 2007, are $15.3 of tax benefits that, if recognized, would result in adjustments to other tax accounts, primarily deferred taxes.

(dollars in millions, except per share amounts)

The Company recognizes interest and penalties accrued related to uncertain tax positions as a component of the income tax expense. Accrued interest and penalties are included in the related tax liability line in the consolidated balance sheet. Upon adoption of FIN 48, the Company had total accrued interest and penalties of $5.5. The Company accrued additional interest of $0.1 and reduced its penalty accrual by $0.7 during 2007, and in total, as of December 31, 2007, has recognized a liability for interest of $2.8 and penalties of $2.1.

Certain tax positions exist for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change within twelve months of December 31, 2007. The Company has filed an appeal with taxing authorities to resolve a state tax issue related to the Company's filing position for tax years prior to 2002. The resolution of this issue, if concluded in the Company's favor, is estimated to reduce related unrecognized tax benefits within the next twelve months by approximately $0.3 to $0.9.

The Company is subject to taxation by the United States and by various state and foreign jurisdictions. The Company's tax years for 2005 and forward are subject to examination by the tax authorities. Net operating losses carried forward from prior years are subject to examination by tax authorities. However, with a few exceptions, the Company is no longer subject to federal, state, local or foreign examinations by tax authorities for years before 2005.

5. Long-Term Debt and Other Financing

At December 31, 2007 and 2006, the Company's long-term debt balances were as follows:

	2007	2006
7-7/8% Senior Notes Due 2009	$ —	$ 450.0
7-3/4% Senior Notes Due 2012	550.0	550.0
Tax Exempt Financing Due 2008 through 2029 (variable rates of 0.8% to 6.0% in 2007)	116.4	116.4
Unamortized discount	(1.0)	(1.2)
Total debt	$665.4	$1,115.2

At December 31, 2007, the maturities of long-term debt (excluding unamortized discount) are as follows:

2008	$ 12.7
2009	0.7
2010	0.7
2011	0.7
2012	550.7
2013 and thereafter	100.9
Total maturities	$666.4

In 1997, in conjunction with construction of Rockport Works, the Spencer County (IN) Redevelopment District (the "District") issued $23.0 in taxable tax increment revenue bonds. Proceeds from the bond issue were used by the Company for the acquisition of land and site improvements at the facility. The source of the District's scheduled principal and interest payments through maturity in 2017 is a designated portion of the Company's real and personal property tax payments. The Company is obligated to pay any deficiency in the event its annual tax payments are insufficient to enable the District to make principal and interest payments when

(dollars in millions, except per share amounts)

due. In 2007, the Company made deficiency payments totaling $1.9. At December 31, 2007, the remaining semiannual payments of principal and interest due through the year 2017 total $59.7. The Company includes potential payments due in the coming year under this agreement in its annual property tax accrual.

At December 31, 2007, the Company had $683.7 of availability under the Company's $850.0 five-year revolving credit facility. At December 31, 2007, there were no outstanding borrowings under the credit facility; however, availability was reduced by $166.3 due to outstanding letters of credit. Availability under the credit facility fluctuates monthly with the varying levels of eligible collateral. The Company entered into a new credit facility in February 2007. It is secured by the Company's inventory and accounts receivable and the new credit facility replaced two existing separate credit facilities totaling $700.0. The Company has minimal debt payments due until 2012 when its $550.0 Senior Notes are due. During 2007, the Company redeemed the entire $450.0 of outstanding 7 7/8% senior notes due in 2009 in the amounts of $225.0, $75.0 and $150.0 in March, May and August, respectively. In connection with these early redemptions, the Company incurred non-cash, pre-tax charges of approximately $2.3 in 2007 for the write-off of unamortized debt expense. The redemptions were funded from the Company's existing cash balances.

At December 31, 2006, the Company had $174.7 of availability under a $300.0 accounts receivable purchase credit facility and $369.6 of availability under a $400.0 inventory credit facility. At December 31, 2006, there were no outstanding borrowings under either credit facility; however, availability under the facilities was reduced by $140.7 due to outstanding letters of credit and reduced pools of eligible accounts receivable and inventories.

The indentures governing the Company's outstanding $550.0 senior notes as well as the agreement governing its new revolving credit facility, contain restrictions and covenants that can limit the Company's operating flexibility. The senior note indentures include restrictive covenants regarding sale/leaseback transactions, transactions by subsidiaries and with affiliates, the use of proceeds from asset sales and some investments, and the maintenance of a minimum interest coverage ratio of 2.5 to 1. At December 31, 2007, the ratio was 10.0 to 1. This number is calculated by dividing the interest expense, including capitalized interest and fees on letters of credit, into EBITDA which is defined as (i) income before interest, income taxes, depreciation, amortization of intangible assets and restricted stock, extraordinary items and purchase accounting and asset distributions, (ii) adjusted for income before income taxes for discontinued operations, and (iii) reduced for the charges related to impairment of goodwill and OPEB corridor charges. These corridor charges are then amortized over a 10-year period for this calculation. In addition, there is a limitation on restricted payments, which consist primarily of dividends and share repurchases, to $25.0 plus 50% of cumulative net income (or minus 100% of cumulative net loss) from April 1, 2002. The Company's new $850.0 five-year revolving credit facility secured by the Company's product inventory and accounts receivable contains restrictions on, among other things, distributions and dividends, acquisitions and investments, indebtedness, liens and affiliate transactions. In addition, the facility requires maintenance of a minimum fixed charge coverage ratio of 1.0 to 1 if availability is less than $125.0.

6. Operating Leases

Rental expense in net income was $31.2, $23.0 and $19.4 for 2007, 2006 and 2005, respectively.

At December 31, 2007, obligations to make future minimum lease payments were as follows:

2008	$ 4.3
2009	3.6
2010	3.1
2011	2.8
2012	2.1
2013 and thereafter	12.8

(dollars in millions, except per share amounts)

In February 2007, the Company entered into an operating lease for a new corporate headquarters building and has an option to purchase the building beginning April 1, 2009. The initial term of the lease for the building is twelve years (subject to the purchase option), with two five-year options to extend the lease.

7. Stockholders' Equity

Preferred Stock: There are 25,000,000 shares authorized; no shares are issued or outstanding.

Common Stock: The holders of common stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available for distribution. The holders have one vote per share in respect of all matters and are not entitled to preemptive rights.

Dividends: The payment of cash dividends is subject to a restrictive covenant contained in the instruments governing most of the Company's outstanding senior debt. The covenant allows the payment of dividends, if declared by the Board of Directors, and the redemption or purchase of shares of its outstanding capital stock, subject to a formula that reflects cumulative net earnings. Prior to 2007 and since 2001, as a result of cumulative losses recorded over several years, the Company was not permitted under thee formula to pay a cash dividend on its common stock. During the third quarter 2007, the cumulative losses calculated under the formula were eliminated due to the improved financial performance of the Company. Accordingly, a cash dividend is now permissible under the senior debt covenants. Restrictive covenants also are contained in the instruments governing the Company's $850.0 asset-based revolving credit facility. Under the credit facility covenants, dividends are not restricted unless availability falls below $150.0, at which point dividends would be limited to $12.0 annually. Currently, the availability under the credit facility significantly exceeds $150.0. Accordingly, there currently are no covenant restrictions on the Company's ability to declare and pay a dividend to its shareholders. On January 22, 2008, the Company announced that its Board of Directors declared a quarterly cash dividend of $0.05 per share of common stock, payable on March 10, 2008, to shareholders of record on February 15, 2008. No common stock dividends were paid in 2007, 2006 or 2005.

Stockholder Rights Plan: On January 23, 1996, the Board of Directors adopted a Stockholder Rights Plan pursuant to which it issued one Preferred Share Purchase Right (collectively, the "Rights") for each share of common stock outstanding. The Rights had an expiration date of January 23, 2006. No rights were redeemed prior to their expiration on that date and the Board has not acted to renew the previous, or adopt a new, Stockholder Rights Plan.

8. Commitments

The principal raw materials required for the Company's steel manufacturing operations are iron ore, coal, coke, chrome, nickel, silicon, molybdenum, zinc, limestone, carbon and stainless steel scrap. The Company also uses large volumes of natural gas, electricity and oxygen in its steel manufacturing operations. In addition, the Company routinely purchases approximately 500,000 to 700,000 tons of carbon steel slabs from other steel producers to supplement the production from its own steelmaking facilities. The Company makes most of its purchases of coal, iron ore, coke and limestone at negotiated prices under annual and multi-year agreements. The Company typically makes purchases of carbon steel slabs, carbon and stainless steel scrap, natural gas and other raw materials at prevailing market prices, which are subject to price fluctuations in accordance with supply and demand. The Company believes that it currently has adequate sources of supply for its raw material and energy requirements for 2008. The Company has secured adequate sources of iron ore supply through the contracts referred to below for all of its anticipated iron ore needs through 2012. To the extent that multi-year contracts are

(dollars in millions, except per share amounts)

available in the marketplace, the Company has secured adequate sources of supply to satisfy other key raw materials needs for the next three to five years. Where multi-year contracts are not available, the Company continues to seek to secure the remainder of its raw materials needs through annual contracts or spot purchases. In 2007, market conditions affecting certain key raw materials such as carbon, scrap, nickel, chrome, zinc, and iron ore substantially increased the costs of these raw materials.

The Company continues to attempt to reduce the risk of supply shortages by entering into multi-year supply contracts like those discussed above and by evaluating alternative sources and substitute materials. The potential exists, however, for production disruptions due to shortages of raw materials in the future. If such a disruption was to occur, it could have a material impact on the Company's financial condition, operations and cash flow.

The Company has entered into derivative transactions to hedge the price of natural gas and certain raw materials. As of December 31, 2007, the consolidated balance sheets included current assets of $0.6 for the fair value of these derivatives. The effect on cash of settling these amounts is expected to be offset by differences in the prices paid for the commodities being hedged.

At December 31, 2007, commitments for future capital investments totaled approximately $3.9, all of which will be funded in 2007.

9. Environmental and Legal Contingencies

Environmental Contingencies: Domestic steel producers, including AK Steel, are subject to stringent federal, state and local laws and regulations relating to the protection of human health and the environment. The Company has expended the following for environmental-related capital investments and environmental compliance:

	2007	2006	2005
Environmental related capital investments	$ 2.4	$ 9.6	$ 33.3
Environmental compliance costs	122.8	125.5	109.0

AK Steel and its predecessors have been conducting steel manufacturing and related operations for more than 107 years. Although the Company believes its operating practices have been consistent with prevailing industry standards during this time, hazardous materials may have been released in the past at one or more operating sites, including sites that the Company no longer owns. The Company has estimated potential remediation expenditures for those sites where future remediation efforts are probable based on identified conditions, regulatory requirements or contractual obligations arising from the sale of a business or facility. At December 31, 2007, the Company had recorded $11.1 in current accrued liabilities and $40.6 in non-current other liabilities on its consolidated balance sheets for estimated probable costs relating to environmental matters. In general, the material components of these accruals include the costs associated with investigations, delineations, risk assessments, remedial work, governmental response and oversight costs, site monitoring, and preparation of reports to the appropriate environmental agencies. The ultimate costs to AK Steel with respect to each site cannot be predicted with certainty because of the evolving nature of the investigation and remediation process. Rather, to develop the estimates of the probable costs, AK Steel must make certain assumptions. The most significant of these assumptions relate to the nature and scope of the work which will be necessary to investigate and remediate a particular site and the cost of that work. Other significant assumptions include the cleanup technology which will be used, whether and to what extent any other parties will participate in paying the investigation and remediation costs, reimbursement of governmental agency past response and future

(dollars in millions, except per share amounts)

oversight costs, and the reaction of the governing environmental agencies to the proposed work plans submitted by AK Steel. Costs of future expenditures are not discounted to their present value. The Company does not believe that there is a reasonable possibility that a loss or losses exceeding the amounts accrued will be incurred in connection with the environmental matters discussed below that would, either individually or in the aggregate, have a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows. However, since amounts recognized in the financial statements in accordance with accounting principles generally accepted in the United States exclude costs that are not probable or that may not be currently estimable, the ultimate costs of these environmental proceedings may be higher than those currently recorded in the Company's consolidated financial statements.

As previously reported, the United States Environmental Protection Agency ("EPA") published its final "MACT" (maximum achievable control technology) rules for integrated iron and steel manufacturing facilities in the Federal Register on May 20, 2003. Pursuant to these rules, any existing affected source was required to have pollution control equipment necessary to comply with the MACT rules installed and operating by May 22, 2006. The blast furnace and basic oxygen furnaces at the Company's Middletown Works are affected sources subject to the new MACT rules. The Company timely completed the installation and start-up of the first phase of this project in May 2005 at its blast furnace and the second phase in April 2006 at its basic oxygen furnaces. Testing to demonstrate compliance with the MACT requirements was completed during 2007. The result of that testing confirmed compliance with the MACT rules. The three-year capital cost (2004-2006) of such compliance was approximately $65.0. Prior to successful completion of the Company's compliance testing, the Hamilton County Department of Environmental Services issued two Notices of Violation ("NOV"s) alleging failure of one of the basic oxygen furnaces to achieve compliance with the MACT rules.

Pursuant to the Resource Conservation and Recovery Act ("RCRA"), which governs the treatment, handling and disposal of hazardous waste, the EPA and authorized state environmental agencies may conduct inspections of RCRA regulated facilities to identify areas where there have been releases of hazardous waste or hazardous constituents into the environment and may order the facilities to take corrective action to remediate such releases. AK Steel's major steelmaking facilities are subject to RCRA inspections by environmental regulators. While the Company cannot predict the future actions of these regulators, it is possible that they may identify conditions in future inspections of these facilities which they believe require corrective action.

Under authority conferred by the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), the EPA and state environmental authorities have conducted site investigations at certain of AK Steel's facilities and other third-party facilities, portions of which previously may have been used for disposal of materials that are currently subject to regulation. The results of these investigations are still pending, and AK Steel could be directed to expend funds for remedial activities at the former disposal areas. Because of the uncertain status of these investigations, however, the Company cannot reliably predict whether or when such expenditures might be required, their magnitude or the timeframe during which these potential costs would be incurred.

As previously reported, on July 27, 2001, AK Steel received a Special Notice Letter from the EPA requesting that AK Steel agree to conduct a Remedial Investigation/Feasibility Study ("RI/FS") and enter into an administrative order on consent pursuant to Section 122 of CERCLA regarding the former Hamilton Plant located in New Miami, Ohio. The Hamilton Plant no longer exists. It ceased operations in 1990, and all of its former structures have been demolished and removed. Although AK Steel did not believe that a site-wide RI/FS was necessary or appropriate, in April 2002, it entered into a mutually agreed-upon administrative order on consent to perform such an investigation and study of the Hamilton Plant site. The site-wide RI/FS is underway

(dollars in millions, except per share amounts)

and is projected to be completed this year. AK Steel currently has accrued $0.8 for the remaining cost of the RI/FS. Until the RI/FS is completed, AK Steel cannot reliably estimate the additional costs, if any, associated with any potentially required remediation of the site or the timeframe during which these potential costs would be incurred.

On September 30, 1998, AK Steel received an order from the EPA under Section 3013 of RCRA requiring it to develop a plan for investigation of eight areas of Mansfield Works that allegedly could be sources of contamination. A site investigation began in November 2000 and is continuing. AK Steel cannot reliably estimate at this time how long it will take to complete this site investigation. AK Steel currently has accrued approximately $2.1 for the projected cost of the study at Mansfield Works. Until the site investigation is completed, AK Steel cannot reliably estimate the additional costs, if any, associated with any potentially required remediation of the site or the timeframe during which these potential costs would be incurred.

On October 9, 2002, AK Steel received an order from the EPA under Section 3013 of RCRA requiring it to develop a plan for investigation of several areas of Zanesville Works that allegedly could be sources of contamination. A site investigation began in early 2003 and is continuing. AK Steel estimates that it will take approximately two more years to complete this site investigation. AK Steel currently has accrued approximately $1.0 for the projected cost of the study and remediation at Zanesville Works. Until the site investigation is completed, AK Steel cannot reliably estimate the additional costs, if any, associated with any potentially required remediation of the site or the timeframe during which these potential costs would be incurred.

On November 26, 2004, Ohio EPA issued an NOV for alleged waste violations associated with an acid leak at AK Steel's Coshocton Works. In November 2007, Ohio EPA and AK Steel reached an agreement to resolve this NOV. Pursuant to that agreement, AK Steel will implement an inspection program, conduct an investigation of the area where the acid leak occurred, submit a closure plan, and, upon approval from Ohio EPA, implement that closure plan. Also, AK Steel has agreed to pay a civil penalty of twenty-eight thousand dollars and to fund a supplemental environmental project in the amount of seven thousand dollars. Until the investigation is completed and a closure plan is approved, AK Steel cannot reliably estimate the costs associated with closure or the timeframe during which the closure costs will be incurred.

On December 20, 2006, Ohio EPA issued an NOV with respect to two electric arc furnaces at AK Steel's Mansfield Works alleging failure of the Title V stack tests with respect to several air pollutants. The Company is investigating this claim and is working with Ohio EPA to attempt to resolve it. AK Steel believes it will reach a settlement in this matter that will not have a material financial impact on AK Steel, but cannot be certain that a settlement will be reached. If a settlement is reached, the Company cannot reliably estimate at this time how long it will take to reach such a settlement or what its terms might be. AK Steel will vigorously contest any claims which cannot be resolved through a settlement. Until it has reached a settlement with Ohio EPA or the claims that are the subject of the NOV are otherwise resolved, AK Steel cannot reliably estimate the costs, if any, associated with any potentially required operational changes at the furnaces or the timeframe over which any potential costs would be incurred.

The Hamilton County Department of Environmental Services ("HCDES") issued two NOVs, one on June 19, 2007 and one on June 27, 2007, each alleging that one of the basic oxygen furnaces at the Company's Middletown Works failed to meet the MACT requirements. AK Steel is investigating these claims and is working with HCDES to attempt to resolve them. AK Steel believes it will reach a settlement in this matter that will not have a material financial impact on the Company, but cannot be certain that a settlement will be reached. If a settlement is reached, the Company cannot reliably estimate at this time how long it will take to reach such a

(dollars in millions, except per share amounts)

settlement or what its terms might be. AK Steel will vigorously contest any claims which cannot be resolved through a settlement. Until it has reached a settlement with HCDES or the claims that are the subject of the NOVs are otherwise resolved, AK Steel cannot reliably estimate the costs, if any, associated with any potentially required operational changes at the furnace or the timeframe over which any potential costs would be incurred.

On July 23, 2007, the EPA issued an NOV with respect to the Coke Plant at AK Steel's Ashland Works alleging violations of pushing and combustion stack limits. The Company is investigating this claim and is working with the EPA to attempt to resolve it. AK Steel believes it will reach a settlement in this matter that will not have a material financial impact on AK Steel, but cannot be certain that a settlement will be reached. If a settlement is reached, the Company cannot reliably estimate at this time how long it will take to reach such a settlement or what its terms might be. AK Steel will vigorously contest any claims which cannot be resolved through a settlement. Until it has reached a settlement with the EPA or the claims that are the subject of the NOV are otherwise resolved, AK Steel cannot reliably estimate the costs, if any, associated with any potentially required operational changes at the batteries or the timeframe over which any potential costs would be incurred.

In addition to the foregoing matters, AK Steel is or may be involved in proceedings with various regulatory authorities that may require AK Steel to pay fines, comply with more rigorous standards or other requirements or incur capital and operating expenses for environmental compliance. Management believes that the ultimate disposition of the foregoing proceedings will not have, individually or in the aggregate, a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows.

Legal Contingencies: In addition to these environmental matters, and the items discussed below, there are various claims pending against AK Steel and its subsidiaries involving product liability, commercial, employee benefits and other matters arising in the ordinary course of business. Unless otherwise noted, in management's opinion, the ultimate liability resulting from all of these claims, individually and in the aggregate, should not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

As previously reported, on June 29, 2000, the United States filed a complaint on behalf of the EPA against AK Steel in the U.S. District Court for the Southern District of Ohio (the "Court"), Case No. C-1-00530, for alleged violations of the Clean Air Act, the Clean Water Act and the RCRA at Middletown Works. Subsequently, the State of Ohio, the Sierra Club and the National Resources Defense Council intervened. On April 3, 2006, a proposed Consent Decree in Partial Resolution of Pending Claims (the "Consent Decree"), executed by all parties, was lodged with the Court. After a 30-day notice period, the Consent Decree was entered by the Court on May 15, 2006. Under the Consent Decree, the Company will implement certain RCRA corrective action interim measures to address polychlorinated biphenyls ("PCBs") in sediments and soils relating to Dicks Creek and certain other specified surface waters, adjacent floodplain areas, and other previously identified geographic areas. The Company also will undertake a comprehensive RCRA facility investigation at its Middletown Works and, as appropriate, complete a corrective measures study. Under the Consent Decree, the Company paid a civil penalty of \$0.46 and will perform a supplemental environmental project that will remove ozone-depleting refrigerants from certain equipment at an estimated cost of \$0.85. The Company currently anticipates that the cost of the remaining work required under the Consent Decree will be approximately \$15.6, consisting of approximately \$3.2 in capital investments and \$12.4 in expenses. The Company has accrued the \$12.4 for anticipated expenses associated with this project. The Company is in the process of completing work to more definitively delineate the soils and sediments which will need to be removed under the Consent Decree. Until that process is completed, the Company cannot reliably determine whether the actual cost of the work required under the Consent Decree will exceed the amount presently accrued. If there are additional costs, the Company does not anticipate at this time that they will have a material financial impact on the Company. The Company cannot reliably estimate at this time the timeframe during which the accrued or potential additional costs would be incurred.

(dollars in millions, except per share amounts)

On June 26, 2002, seventeen individuals filed a purported class action against AK Steel in the United States District Court for the Southern District of Ohio, Case No. C-1-02-467. As subsequently amended, the complaint alleges that AK Steel discriminates against African-Americans in its hiring practices and that AK Steel discriminates against all of its employees by preventing its employees from working in a racially integrated environment free from racial discrimination. The named plaintiffs seek various forms of declaratory, injunctive and unspecified monetary relief (including back pay, front pay, lost benefits, lost seniority and punitive damages) for themselves and unsuccessful African-American candidates for employment at AK Steel. AK Steel has answered the complaint and discovery is ongoing. On January 19, 2007, the Court conditionally certified two subclasses of unsuccessful African-American candidates. On June 15, 2007, AK Steel filed a motion to decertify one of those subclasses. That motion remains pending. The trial of this matter has been scheduled for June 2008. AK Steel continues to contest this matter vigorously.

Since 1990, AK Steel (or its predecessor, Armco Inc.) has been named as a defendant in numerous lawsuits alleging personal injury as a result of exposure to asbestos. As of December 31, 2006, there were approximately 426 such lawsuits pending against AK Steel. The great majority of these lawsuits have been filed on behalf of people who claim to have been exposed to asbestos while visiting the premises of a current or former AK Steel facility. Approximately 40% of these premises suits arise out of claims of exposure at a facility in Houston, Texas that has been closed since 1984. When such an asbestos lawsuit initially is filed, the complaint typically does not include a specific dollar claim for damages. Only 135 of the 426 cases pending at December 31, 2007 in which AK Steel is a defendant include specific dollar claims for damages in the filed complaints. Those 135 cases involve a total of 2,600 plaintiffs and 17,317 defendants. In each, the complaint typically includes a monetary claim for compensatory damages and a separate monetary claim in an equal amount for punitive damages, and does not attempt to allocate the total monetary claim among the various defendants. For example, 120 of the 135 cases involve claims of $0.2 or less, seven involve claims of between $0.2 and $5.0, five involve claims of between $5.0 and $15.0, and three involve claims of $20.0. In each case, the amount described is per plaintiff against all of the defendants collectively. Thus, it usually is not possible at the outset of a case to determine the specific dollar amount of a claim against AK Steel. In fact, it usually is not even possible at the outset to determine which of the plaintiffs actually will pursue a claim against AK Steel. Typically, that can only be determined through written interrogatories or other discovery after a case has been filed. Thus, in a case involving multiple plaintiffs and multiple defendants, AK Steel initially only accounts for the lawsuit as one claim against it. After AK Steel has determined through discovery whether a particular plaintiff will pursue a claim against it, it makes an appropriate adjustment to statistically account for that specific claim. It has been AK Steel's experience to date that only a small percentage of asbestos plaintiffs ultimately identify AK Steel as a target defendant from whom they actually seek damages and most of these claims ultimately are either dismissed or settled for a small fraction of the damages initially claimed. Set forth below is a chart showing the number of new claims filed (accounted for as described above), the number of pending claims disposed of (*i.e.* settled or otherwise dismissed), and the approximate net amount of dollars paid on behalf of AK Steel in settlement of asbestos-related claims in 2007 and 2006.

	2007	2006
New Claims Filed	71	60
Claims Disposed Of	138	65
Total Amount Paid in Settlements	$ 0.4	$0.4

Since the onset of asbestos claims against AK Steel in 1990, five asbestos claims against it have proceeded to trial in four separate cases. All five concluded with a verdict in favor of AK Steel. AK Steel intends to continue its practice of vigorously defending the asbestos claims asserted against it. Based upon its present

(dollars in millions, except per share amounts)

knowledge, and the factors set forth above, AK Steel believes it is unlikely that the resolution in the aggregate of the asbestos claims against AK Steel will have a material adverse effect on the Company's consolidated results of operations, cash flows or financial condition. However, predictions as to the outcome of pending litigation, particularly claims alleging asbestos exposure, are subject to substantial uncertainties. These uncertainties include (1) the significantly variable rate at which new claims may be filed, (2) the impact of bankruptcies of other companies currently or historically defending asbestos claims, (3) the uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, (4) the type and severity of the disease alleged to be suffered by each claimant, and (5) the potential for enactment of legislation affecting asbestos litigation.

As previously reported, on January 2, 2002, John D. West, a former employee, filed a purported class action in the United States District Court for the Southern District of Ohio against the AK Steel Corporation Retirement Accumulation Pension Plan, or AK RAPP, and the AK Steel Corporation Benefit Plans Administrative Committee. Mr. West claims that the method used under the AK RAPP to determine lump sum distributions does not comply with the Employment Retirement Income Security Act of 1974 ("ERISA") and resulted in underpayment of benefits to him and the other class members. The District Court ruled in favor of the plaintiff class and on March 29, 2006 entered an amended final judgment against the defendants in the amount of $37.6 in damages and $7.3 in prejudgment interest, for a total of approximately $44.9, with post judgment interest accruing at the rate of 4.7% per annum until paid. The defendants appealed to the United States Court of Appeals for the Sixth Circuit. On April 20, 2007, a panel of the Court of Appeals issued an opinion in which it affirmed the decision of the District Court. On May 4, 2007, the defendants filed a petition seeking a rehearing by that panel or the full Court of Appeals for the Sixth Circuit. The petition was not granted. On August 15, 2007, the defendants filed a motion to stay the issuance of a mandate pending the filing of a petition for certiorari. On August 28, 2007, the Court of Appeals granted the motion. On November 16, 2007, defendants filed a petition for certiorari with the Supreme Court of the United States. That petition remains pending. The defendants intend to continue to contest this matter vigorously. In the event the plaintiffs ultimately prevail in this litigation, the funds for the payments to class members pursuant to the judgment will come from the AK Steel Master Pension Trust. The Company's pension liability was re-measured as of April 30, 2007 to include the amount of this liability as of that date. The Company's current estimates of its future funding obligations for its pension liabilities thus include a $47.4 liability associated with this case. As of December 31, 2007, the amount of the judgment plus total accrued interest was approximately $48.8. See discussion of future pension funding obligations in Part I, Item 2, **Liquidity and Capital Resources**.

On December 12, 2007, two individuals filed a purported class action against AK Holding, AK Steel, Anthem Insurance Companies, Inc. ("Anthem"), and others in the United States District Court for the Southern District of Ohio, Case No. 1:07-cv-01002. The complaint alleges that the plaintiffs are entitled to compensation arising from the demutualization of Anthem in 2001. A response to the complaint has not yet been filed in the case. No trial date has been set. AK Holding and AK Steel intend to contest this matter vigorously.

Middletown Works Retiree Healthcare Benefits Litigation

On June 1, 2006, AK Steel notified approximately 4,600 of its current retirees (or their surviving spouses) who formerly were hourly and salaried members of the Armco Employees Independent Federation ("AEIF") that AK Steel was terminating their existing healthcare insurance benefits plan and implementing a new plan more consistent with current steel industry practices which would require the retirees to contribute to the cost of their healthcare benefits, effective October 1, 2006. On July 18, 2006, a group of nine former hourly and salaried members of the AEIF filed a purported class action (the "Retiree Action") in the United States District Court for the Southern District of Ohio (the "Court"), Case No. 1-06CV0468, alleging that AK Steel did not have a right to

(dollars in millions, except per share amounts)

make changes to their healthcare benefits. The named plaintiffs in the Retiree Action sought, among other things, injunctive relief (including an order retroactively rescinding the changes) for themselves and the other members of the putative class. On August 4, 2006, the plaintiffs in the Retiree Action filed a motion for a preliminary injunction seeking to prevent AK Steel from implementing the previously announced changes to healthcare benefits with respect to the AEIF-represented hourly employees. AK Steel opposed that motion, but on September 22, 2006 the trial court issued an order granting the motion. On that same day, AK Steel filed a notice of appeal to the United States Court of Appeals for the Sixth Circuit seeking a reversal of the decision to grant the preliminary injunction. While the appeal was pending, however, the Company announced on October 8, 2007 that it had reached a tentative settlement (the "Settlement") of the claims of the retirees in the Retiree Action. Accordingly, on October 18, 2007, the pending appeal from the preliminary injunction was dismissed at the request of the parties.

The Settlement was subject to approval by the Court. On October 25, 2007, the parties filed a joint motion asking the Court to approve the Settlement. On November 1, 2007, an order was issued by the Court granting the plaintiffs' renewed motion for class certification. On November 2, 2007, the Court issued an order giving preliminary approval of the Settlement and scheduled a hearing (the "Fairness Hearing") on final approval of the Settlement beginning on February 12, 2008. In November 2007, notice of the Settlement was sent to all retirees or their surviving spouses who would be covered by the terms of the Settlement (hereinafter referred to collectively as the "Class Members"). Between the time the original notification of the benefit changes was sent on June 1, 2006 and the time that membership in the class was determined, the number of Class Members had increased to approximately 4,870. With dependents of the Class Members, the total number of persons covered by the Settlement is approximately 8,300. The Class Members were given the opportunity to object to the Settlement in writing and, if they so objected in writing, to oppose it orally at the Fairness Hearing. A group of retirees did file objections. The Fairness Hearing was conducted on February 12-13, 2008. The objecting retirees were represented by counsel at the Fairness Hearing and did oppose the Settlement. On February 21, 2008, the Court issued a written decision approving the Settlement. The final judgment (the "Judgment") formally approving the Settlement is expected to be entered soon. The Settlement will become effective on the date the Judgment is entered. The Class Members who opposed the Settlement will have a right to file an appeal from the Judgment within thirty days of the date the Judgment is entered.

Under terms of the Settlement, AK Steel will transfer to a Voluntary Employees Beneficiary Association trust (the "VEBA Trust") all post retirement benefit obligations (the "OPEB Obligations") owed to the Class Members under the Company's applicable health and welfare plans and will have no further liability for any future claims incurred by the Class Members relating to their OPEB Obligations. The VEBA Trust will be utilized to fund the future OPEB Obligations to the Class Members. Under the terms of the Settlement, AK Steel is obligated in initially fund the VEBA Trust with a contribution of $468.0 in cash within two days of the effective date of the Settlement. AK Steel further is obligated to make three subsequent annual cash contributions of $65.0 each, for a total contribution of $663.0.

As noted above, Class Members who objected to the Settlement have a right to appeal the Judgment. The Settlement includes terms which contemplate that possibility. If an appeal is filed and during its pendency, the VEBA Trust will continue to be responsible for the OPEB Obligations to the Class Members. If such an appeal is filed and is still pending at the time the next payment is due from AK Steel to the VEBA Trust under the terms of the Settlement, the funds which otherwise would have been paid to the VEBA Trust will be placed into an escrow account to be invested by the Trustees of the VEBA Trust. If the Judgment is affirmed on appeal, the funds placed into the escrow account, including interest or other earnings or losses, will be paid to the VEBA Trust. If, however, the Judgment is reversed, modified or vacated as a result of the appeal in such a way as to

(dollars in millions, except per share amounts)

place the responsibility on AK Steel for payment of all of the OPEB Obligations to Class Members, then all of the monies placed into the escrow account, including interest or other earnings or losses, will revert to AK Steel. In addition, under those circumstances, the Company will be immediately designated as the sole fiduciary controlling the VEBA Trust and all assets of the VEBA Trust will be subject to, and payable in connection with, any health or welfare plans maintained and controlled by AK Steel for the benefit of any of its employees or retirees, not just the Class Members. In the event of a reversal, modification or vacation of the Judgment that results in only part of the OPEB Obligations returning to the responsibility of AK Steel, then AK Steel will be designated as the sole fiduciary with respect to an appropriate pro-rata share of the VEBA Trust assets relative to the portion of the OPEB Obligations for which AK Steel has resumed responsibility.

Once the Settlement becomes final and no longer subject to appeal, the Company's only remaining liability with respect to the OPEB Obligations to the Class Members will be to contribute whatever portion of the $663.0 due to the VEBA that has not yet been paid at that time. At the time of the Fairness Hearing, the Company's total OPEB liability for all of its retirees was approximately $2.0 billion. Of that amount, approximately $1.0 billion was attributable to the Class Members. Immediately following the Judgment approving the Settlement, the Company's total OPEB liability was reduced by approximately $0.34 billion. This reduction in the Company's OPEB liability will be treated as a negative plan amendment and amortized as a reduction to net periodic benefit cost over approximately eleven years. This negative plan amendment will result in an annual net periodic benefit cost reduction of approximately $30.0 in addition to the lower interest costs associated with the lower OPEB liability. Upon payment of the initial $468.0 contribution by the Company to the VEBA Trust in accordance with the terms of the Settlement, the Company's total OPEB liability will be reduced further to approximately $1.1 billion. After payment of this initial contribution, the Company's total OPEB liability will be further reduced by the amount of each subsequent annual $65.0 payment. In total, it is expected that the $663.0 Settlement with the Class Members, if the Judgment is upheld on appeal, ultimately will reduce the Company's total OPEB liability by approximately $1.0 billion.

Other than as described above under the terms of the Settlement, the Company will have no other liability or responsibility with respect to OPEB Obligations to the Class Members.

As noted above, if an appeal is filed and the Judgment approving the Settlement is not affirmed on appeal, the result will be that the Company resumes responsibility, in whole or in part (depending upon the terms of the judicial decision reversing, vacating or modifying the Judgment) for the OPEB Obligations to some or all of the Class Members. Under such circumstances, the Company's total OPEB liability would increase accordingly, but the Company cannot reliably project at this time the amount of that increase because it is dependent upon the specific terms of the judicial decision. At that point, as to any such OPEB Obligations for which the Company has resumed responsibility as a result of the judicial decision, AK Steel would restart the retiree litigation and seek to judicially enforce what it continues to believe is its contractual right to unilaterally reduce, or even completely eliminate, OPEB benefits provided to any Class Members as to whom the Settlement no longer applies.

For accounting purposes, a settlement of the Company's OPEB Obligations related to the Class Members will be deemed to have occurred when the Company makes the last $65.0 payment called for under the Agreement, assuming that there are no legal appeals pending at that time.

10. Asset Retirement Obligations

On December 31, 2005, the date of adoption of FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations", the Company recorded asset retirement obligations ("AROs") of $2.4 which included accumulated depreciation of $0.4 associated with the recorded long-lived asset at the time of adoption. The resulting cumulative effect of adopting this statement in 2005 was $1.5, net of tax of $0.9.

(dollars in millions, except per share amounts)

The following table reflects changes in the carrying values of AROs for the years ended December 31, 2007, 2006 and 2005.

	2007	2006	2005
Balance at beginning of year	$ 3.7	$ 2.4	$—
Cumulative effect of adoption	—	—	2.4
Additional expense due to revision of cash flow	—	1.1	—
Accretion expense	0.4	0.2	—
Balance at end of year	$ 4.1	$ 3.7	$ 2.4

11. Consolidated Quarterly Sales and Earnings (Losses) (Unaudited)

Earnings per share for each quarter and the year are calculated individually and may not add to the total for the year.

	2007				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Net sales	$1,719.9	$1,869.5	$1,721.7	$1,691.9	$7,003.0
Operating profit	120.0	187.4	163.5	153.5	624.4
Net income	62.7	109.9	108.4	106.7	387.7
Basic earnings per share	0.57	0.99	0.98	0.96	3.50
Diluted earnings per share	0.56	0.98	0.97	0.95	3.46

	2006				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter (a)	Year
Net sales	$1,435.9	$1,497.3	$1,553.6	$1,582.2	$6,069.0
Operating profit (loss)	29.4	63.0	55.1	(81.9)	65.6
Net income (loss)	6.2	29.1	26.0	(49.3)	12.0
Basic earnings (loss) per share	0.06	0.27	0.24	(0.45)	0.11
Diluted earnings (loss) per share	0.06	0.26	0.23	(0.45)	0.11

(a) Fourth quarter 2006 includes the OPEB corridor charge of $133.2.

12. Supplementary Guarantor Information

AK Holding, along with AK Tube, LLC and AKS Investments Inc. (the "Guarantor Subsidiaries") fully and unconditionally, jointly and severally guarantee the payment of interest, principal and premium, if any, on AK Steel's 7-3/4% Senior Notes Due 2012. AK Tube, LLC is owned 100% by AKS Investments Inc. and AKS Investments Inc. is 100% owned by AK Steel. AK Steel is 100% owned by AK Holding. The Company has determined that full financial statements and other disclosures concerning AK Holding and the Guarantor Subsidiaries would not be material to investors and, accordingly, those financial statements are not presented. The presentation of the supplemental guarantor information reflects all investments in subsidiaries under the equity method. Net income (loss) of the subsidiaries accounted for under the equity method is therefore reflected in their parents' investment accounts. The principal elimination entries eliminate investments in subsidiaries and inter-company balances and transactions. The following supplemental condensed consolidating financial statements present information about AK Holding, AK Steel, the Guarantor Subsidiaries and the Other Subsidiaries. The Other Subsidiaries are not guarantors of the above notes.

(dollars in millions, except per share amounts)

Condensed Statements of Operations
For the Year Ended December 31, 2007

	AK Holding	AK Steel	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Company
Net sales	$ —	$6,536.6	$243.5	$424.6	$(201.7)	$7,003.0
Cost of products sold	0.1	5,515.6	210.7	321.8	(129.2)	5,919.0
Selling and administrative expenses	2.5	245.5	11.7	16.7	(52.9)	223.5
Depreciation	—	189.4	6.4	0.5	—	196.3
Other operating items	—	39.8	—	—	—	39.8
Total operating costs	2.6	5,990.3	228.8	339.0	(182.1)	6,378.6
Operating profit (loss)	(2.6)	546.3	14.7	85.6	(19.6)	624.4
Interest expense	—	67.7	—	1.4	(0.8)	68.3
Interest and other income	—	18.5	21.3	41.0	(45.6)	35.2
Income (loss) before income taxes	(2.6)	497.1	36.0	125.2	(64.4)	591.3
Income tax provision (benefit)	(0.9)	174.5	12.6	42.9	(25.5)	203.6
Income (loss) from continuing operations	(1.7)	322.6	23.4	82.3	(38.9)	387.7
Equity in net income of subsidiaries	389.4	66.8	—	—	(456.2)	—
Net income	$387.7	$ 389.4	$ 23.4	$ 82.3	$(495.1)	$ 387.7

Condensed Statements of Operations
For the Year Ended December 31, 2006

	AK Holding	AK Steel	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Company
Net sales	$ —	$5,692.5	$235.6	$367.2	$(226.3)	$6,069.0
Cost of products sold	0.1	5,123.0	204.1	227.8	(102.3)	5,452.7
Selling and administrative expenses	2.0	226.1	11.3	13.7	(45.4)	207.7
Depreciation	—	186.7	6.6	0.7	—	194.0
Other operating items	—	149.0	—	—	—	149.0
Total operating costs	2.1	5,684.8	222.0	242.2	(147.7)	6,003.4
Operating profit (loss)	(2.1)	7.7	13.6	125.0	(78.6)	65.6
Interest expense	—	87.2	—	4.3	(2.4)	89.1
Interest and other income	—	(72.6)	2.0	33.0	58.0	20.4
Income (loss) before income taxes	(2.1)	(152.1)	15.6	153.7	(18.2)	(3.1)
Income tax provision (benefit)	—	(18.9)	—	3.8	—	(15.1)
Income (loss) from continuing operations	(2.1)	(133.2)	15.6	149.9	(18.2)	12.0
Equity in net income of subsidiaries	14.1	147.3	—	—	(161.4)	—
Net income	$12.0	$ 14.1	$ 15.6	$149.9	$(179.6)	$ 12.0

(dollars in millions, except per share amounts)

Condensed Statements of Operations
For the Year Ended December 31, 2005

	AK Holding	AK Steel	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Company
Net sales	$—	$5,284.6	$240.8	$341.9	$(219.9)	$5,647.4
Cost of products sold	0.1	4,649.7	204.6	231.0	(88.6)	4,996.8
Selling and administrative expenses	2.4	224.1	10.2	14.4	(42.7)	208.4
Depreciation	—	189.0	6.7	0.7	—	196.4
Other operating items	—	132.7	—	—	—	132.7
Total operating costs	2.5	5,195.5	221.5	246.1	(131.3)	5,534.3
Operating profit (loss)	(2.5)	89.1	19.3	95.8	(88.6)	113.1
Interest expense	—	84.5	—	8.6	(6.3)	86.8
Interest and other income	—	(63.0)	3.3	25.5	45.9	11.7
Income (loss) before income taxes	(2.5)	(58.4)	22.6	112.7	(36.4)	38.0
Income tax provision	—	34.3	—	4.5	—	38.8
Income (loss) from continuing operations	(2.5)	(92.7)	22.6	108.2	(36.4)	(0.8)
Equity in net income of subsidiaries	0.2	94.4	—	—	(94.6)	—
Cumulative effect of accounting change	—	1.5	—	—	—	1.5
Net income (loss)	$(2.3)	$ 0.2	$ 22.6	$108.2	$(131.0)	$ (2.3)

(dollars in millions, except per share amounts)

Condensed Balance Sheets
As of December 31, 2007

	AK Holding	AK Steel	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Company
ASSETS						
Current Assets:						
Cash and cash equivalents	$ —	$ 699.0	$ —	$ 14.6	$ —	$ 713.6
Accounts receivable, net	—	582.2	25.3	69.0	(1.5)	675.0
Inventories, net	—	597.7	19.6	68.4	(38.9)	646.8
Deferred tax asset	—	357.6	—	—	—	357.6
Other current assets	0.2	32.9	0.3	0.4	—	33.8
Total Current Assets	0.2	2,269.4	45.2	152.4	(40.4)	2,426.8
Property, Plant and Equipment	—	5,031.5	87.2	12.4	—	5,131.1
Less accumulated depreciation	—	(3,021.8)	(34.3)	(9.1)	—	(3,065.2)
Property, plant and equipment, net	—	2,009.7	52.9	3.3	—	2,065.9
Other Assets:						
Investment in AFSG Holdings, Inc.	—	—	55.6	—	—	55.6
Investment in affiliates	(930.6)	930.6	40.1	879.4	(919.5)	—
Inter-company accounts	1,805.1	(2,446.6)	(54.9)	(284.2)	980.6	—
Other investments	—	21.1	—	21.8	—	42.9
Goodwill	—	—	32.9	4.2	—	37.1
Other intangible assets	—	—	0.3	—	—	0.3
Deferred tax asset	—	549.5	—	—	—	549.5
Other assets	—	19.1	—	0.2	—	19.3
TOTAL ASSETS	$ 874.7	$ 3,352.8	$172.1	$ 777.1	$ 20.7	$ 5,197.4
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)						
Current Liabilities:						
Accounts payable	$ —	$ 570.2	$ 6.3	$ 13.2	$ (1.5)	$ 588.2
Accrued liabilities	—	199.1	3.3	11.6	—	214.0
Current portion of long-term debt	—	12.7	—	—	—	12.7
Pension and other postretirement benefit obligations	—	158.0	—	—	—	158.0
Total Current Liabilities	—	940.0	9.6	24.8	(1.5)	972.9
Non-current Liabilities:						
Long-term debt	—	652.7	—	—	—	652.7
Pension and other postretirement benefit obligations	—	2,536.2	1.0	—	—	2,537.2
Other liabilities	—	154.5	—	3.0	2.4	159.9
Total Non-current Liabilities	—	3,343.4	1.0	3.0	2.4	3,349.8
TOTAL LIABILITIES	—	4,283.4	10.6	27.8	0.9	4,322.7
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	874.7	(930.6)	161.5	749.3	19.8	874.7
TOTAL LIABILITIES AND EQUITY	$ 874.7	$ 3,352.8	$172.1	$ 777.1	$ 20.7	$ 5,197.4

(dollars in millions, except per share amounts)

Condensed Balance Sheets
As of December 31, 2006

	AK Holding	AK Steel	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Company
ASSETS						
Current Assets:						
Cash and cash equivalents	$ —	$ 510.5	$ —	$ 8.9	$ —	$ 519.4
Accounts receivable, net	—	22.5	25.6	650.2	(1.5)	696.8
Inventories, net	—	816.0	15.8	38.4	(12.6)	857.6
Deferred tax asset	—	437.4	—	—	—	437.4
Other current assets	0.2	35.3	0.1	0.7	—	36.3
Total Current Assets	0.2	1,821.7	41.5	698.2	(14.1)	2,547.5
Property, Plant and Equipment	—	4,924.9	84.8	11.8	—	5,021.5
Less accumulated depreciation	—	(2,851.4)	(28.0)	(8.7)	—	(2,888.1)
Property, plant and equipment, net	—	2,073.5	56.8	3.1	—	2,133.4
Other Assets:						
Investment in AFSG Holdings, Inc.	—	—	55.6	—	—	55.6
Investment in affiliates	14.3	(145.1)	67.5	796.3	(733.0)	—
Inter-company accounts	1,098.2	(681.7)	(59.4)	(352.8)	(4.3)	—
Other investments	—	23.9	—	46.5	—	70.4
Goodwill	—	—	32.8	4.3	—	37.1
Other intangible assets	—	—	0.3	—	—	0.3
Deferred tax asset	—	647.1	—	—	—	647.1
Other assets	—	24.6	—	1.6	—	26.2
TOTAL ASSETS	$1,112.7	$ 3,764.0	$195.1	$1,197.2	$(751.4)	$ 5,517.6
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)						
Current Liabilities:						
Accounts payable	$ —	$ 553.3	$ 3.1	$ 12.2	$ (1.5)	$ 567.1
Accrued liabilities	—	198.5	3.0	5.9	—	207.4
Pension and other postretirement benefit obligations	—	157.0	—	—	—	157.0
Total Current Liabilities	—	908.8	6.1	18.1	(1.5)	931.5
Non-current Liabilities:						
Long-term debt	—	1,115.2	—	—	—	1,115.2
Pension and other postretirement benefit obligations	—	2,926.6	1.0	—	—	2,927.6
Other liabilities	—	120.8	—	2.9	2.6	126.3
Total Non-current Liabilities	—	4,162.6	1.0	2.9	2.6	4,169.1
TOTAL LIABILITIES	—	5,071.4	7.1	21.0	1.1	5,100.6
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	1,112.7	(1,307.4)	188.0	1,176.2	(752.5)	417.0
TOTAL LIABILITIES AND EQUITY	$1,112.7	$ 3,764.0	$195.1	$1,197.2	$(751.4)	$ 5,517.6

(dollars in millions, except per share amounts)

Consolidated Statements of Cash Flows
For the Year Ended December 31, 2007

	AK Holding	AK Steel	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Company
Cash flows from operating activities:						
Net cash flows from operating activities	$(1.3)	$ 51.7	$ 29.3	$ 636.0	$(12.8)	$ 702.9
Cash flows from investing activities:						
Capital investments	—	(101.7)	(2.3)	(0.4)	—	(104.4)
Purchase of investment	—	(12.3)	—	—	—	(12.3)
Proceeds from the sale of investments and property, plant and equipment	—	0.3	—	—	—	0.3
Proceeds for draw on restricted funds for emission control expenditures	—	2.5	—	—	—	2.5
Proceeds from equity investment	—	—	27.4	27.4	(27.4)	27.4
Restricted cash to collateralize LOC	—	12.6	—	—	—	12.6
Other items, net	—	1.4	—	(0.5)	—	0.9
Net cash flows from investing activities		(97.2)	25.1	26.5	(27.4)	(73.0)
Cash flows from financing activities:						
Principal payments on long-term debt	—	(450.0)	—	—	—	(450.0)
Proceeds from stock options	9.2	—	—	—	—	9.2
Purchase of treasury stock	(2.4)	—	—	—	—	(2.4)
Common stock dividends paid	—	—	(48.7)	(50.1)	98.8	—
Intercompany activity	(5.5)	676.5	(5.7)	(606.7)	(58.6)	—
Tax benefits from stock-based transactions	—	6.5	—	—	—	6.5
Fees related to new credit facility	—	(2.6)	—	—	—	(2.6)
Other items, net	—	3.6	—	—	—	3.6
Net cash flows from financing activities	1.3	234.0	(54.4)	(656.8)	40.2	(435.7)
Net increase in cash and cash equivalents	—	188.5	—	5.7	—	194.2
Cash and cash equivalents, beginning of year	—	510.5	—	8.9	—	519.4
Cash and cash equivalents, end of year	$—	$ 699.0	$ —	$ 14.6	$ —	$ 713.6

(dollars in millions, except per share amounts)

Consolidated Statements of Cash Flows
For the Year Ended December 31, 2006

	AK Holding	AK Steel	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Company
Cash flows from operating activities:						
Net cash flows from operating activities	$(1.9)	$ 42.3	$ 18.1	$ 18.1	$(8.4)	$ 68.2
Cash flows from investing activities:						
Capital investments	—	(65.6)	(10.1)	(0.5)	—	(76.2)
Proceeds from the sale of investments and property, plant and equipment	—	6.5	—	—	—	6.5
Proceeds for draw on restricted funds for emission control expenditures	—	8.5	—	—	—	8.5
Restricted cash to collateralize LOC	—	(12.6)	—	—	—	(12.6)
Other items, net	—	(0.1)	—	0.3	—	0.2
Net cash flows from investing activities		(63.3)	(10.1)	(0.2)	—	(73.6)
Cash flows from financing activities:						
Proceeds from stock options	3.3	—	—	—	—	3.3
Purchase of treasury stock	(0.9)	—	—	—	—	(0.9)
Common stock dividends paid	—	—	(2.0)	(3.8)	5.8	—
Intercompany activity	(0.5)	16.8	(6.0)	(12.9)	2.6	—
Other items, net	—	(0.1)	—	2.9	—	2.8
Net cash flows from financing activities	1.9	16.7	(8.0)	(13.8)	8.4	5.2
Net increase (decrease) in cash and cash equivalents	—	(4.3)	—	4.1	—	(0.2)
Cash and cash equivalents, beginning of year	—	514.8	—	4.8	—	519.6
Cash and cash equivalents, end of year	$—	$510.5	$ —	$ 8.9	$—	$519.4

(dollars in millions, except per share amounts)

Consolidated Statements of Cash Flows
For the Year Ended December 31, 2005

	AK Holding	AK Steel	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Company
Cash flows from operating activities:						
Net cash flows from operating activities	$(2.2)	$ 117.8	$ 35.9	$ 187.7	$(59.2)	$ 280.0
Cash flows from investing activities:						
Capital investments	—	(171.6)	(1.9)	(0.3)	—	(173.8)
Proceeds from the sale of investments and property, plant and equipment	—	1.2	—	—	—	1.2
Proceeds for draw on restricted funds for emission control expenditures	—	33.6	—	—	—	33.6
Other items, net	—	(0.3)	—	1.5	—	1.2
Net cash flows from investing activities		(137.1)	(1.9)	1.2	—	(137.8)
Cash flows from financing activities:						
Redemption of long-term debt	—	—	—	—	—	—
Conversion of stock options	3.1	—	—	—	—	3.1
Purchase of treasury stock	(0.7)	0.1	—	—	—	(0.6)
Common stock dividends paid	—	—	(3.3)	(4.9)	8.2	—
Intercompany activity	(0.2)	174.0	(30.7)	(194.1)	51.0	—
Other items, net	—	0.1	—	(2.3)	—	(2.2)
Net cash flows from financing activities	2.2	174.2	(34.0)	(201.3)	59.2	0.3
Net increase (decrease) in cash and cash equivalents	—	154.9	—	(12.4)	—	142.5
Cash and cash equivalents, beginning of year	—	359.9	—	17.2	—	377.1
Cash and cash equivalents, end of year	$—	$ 514.8	$ —	$ 4.8	$ —	$ 519.6

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures.

None.

Item 9A. Controls and Procedures.

With the participation of management, the Company's chief executive officer and its chief financial officer evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2007. Based upon this evaluation, the chief executive officer and chief financial officer concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) were effective as of December 31, 2007.

There has been no change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the Company's fourth quarter ended December 31, 2007, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm are presented on the following pages.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934. Those rules define internal control over financial reporting as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals and include those policies and procedures that:

a) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

b) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

c) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, the Company's management used the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our assessment and those criteria, management has determined that, as of December 31, 2007, the Company's internal control over financial reporting was effective.

The Company's independent registered public accounting firm has issued an attestation report on management's assessment of the Company's internal control over financial reporting, which appears on the following page.

Dated: February 26, 2008

/s/ JAMES L. WAINSCOTT

James L. Wainscott
Chairman of the Board, President
and Chief Executive Officer

Dated: February 26, 2008

/s/ ALBERT E. FERRARA, JR.

Albert E. Ferrara, Jr.
Vice President, Finance and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
AK Steel Holding Corporation
West Chester, Ohio

We have audited the internal control over financial reporting of AK Steel Holding Corporation and subsidiaries (the "Company") as of December 31, 2007 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2007 of the Company and our report dated February 25, 2008 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph relating to the adoption by the Company of the provisions of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*, on January 1, 2006, the recognition and related disclosure provisions of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans*, on December 31, 2006, and the provisions of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007.

DELOITTE & TOUCHE LLP

Cincinnati, Ohio
February 25, 2008

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The Chief Executive Officer ("CEO") of the Company previously submitted to the New York Stock Exchange the annual Section 303A.12(a) CEO Certification required by the New York Stock Exchange.

The CEO of the Company is filing herewith, as Exhibit 31.1, the Sarbanes-Oxley Act Section 302 Certification of Chief Executive Officer as required by the New York Stock Exchange.

Information with respect to the Company's Executive Officers is set forth in Part I of this Annual Report pursuant to General Instruction G of Form 10-K. The information required to be furnished pursuant to this item with respect to Directors of the Company will be set forth under the caption "Election of Directors" in the Company's proxy statement (the "2008 Proxy Statement") to be furnished to stockholders in connection with the solicitation of proxies by the Company's Board of Directors for use at the Annual Meeting of Stockholders, and is incorporated herein by reference.

The information required to be furnished pursuant to this item with respect to compliance with Section 16(a) of the Exchange Act will be set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2008 Proxy Statement, and is incorporated herein by reference.

The information required to be furnished pursuant to this item with respect to the Audit Committee and the Audit Committee financial expert will be set forth under the caption "Committees of the Board of Directors" in the 2008 Proxy Statement, and is incorporated herein by reference.

The Company has adopted: a Code of Ethics covering its Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and other persons performing a similar function; a Code of Business Conduct and Ethics for Directors, Officers and Employees; and Corporate Governance Guidelines. These documents, along with charters of its Audit, Compensation, and Nominating and Governance Committees, are posted on the Company's website at www.aksteel.com. These documents are also available in print by mailing a request to: Corporate Secretary, c/o AK Steel, 9227 Centre Pointe Drive, West Chester, OH 45069.

Item 11. Executive Compensation.

The information required to be furnished pursuant to this item will be set forth under the caption "Executive Compensation" and in the Director Compensation Table and its accompanying narrative in the 2008 Proxy Statement, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required to be furnished pursuant to this item with respect to compensation plans under which equity securities of the Company are authorized for issuance will be set forth under the caption "Equity Compensation Plan Information" in the 2008 Proxy Statement, and is incorporated herein by reference.

Other information required to be furnished pursuant to this item will be set forth under the caption "Stock Ownership" in the 2008 Proxy Statement, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

None.

Item 14. Principal Accounting Fees and Services.

The information required to be furnished pursuant to this item will be set forth under the caption "Principal Accounting Firm Fees" in the 2008 Proxy Statement, and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) The list of exhibits and financial statements filed as part of this report is submitted as a separate section, the index to which is located on the following page. One financial statement schedule (Exhibit 99.1) is included.

(b) Exhibits:

List of exhibits begins on next page.

INDEX TO EXHIBITS

Exhibit Number	Description
3.1	Certificate of Incorporation of AK Steel Holding Corporation, filed with the Secretary of State of the State of Delaware on December 20, 1993, as amended (incorporated herein by reference to Exhibit 3.1.1 to AK Steel Holding Corporation's Current Report on Form 8-K, as filed with the Commission on May 27, 1998).
3.2	By-laws of AK Steel Holding Corporation (incorporated herein by reference to Exhibit 3.2 to AK Steel Holding Corporation's Registration Statement on Form S-1 (Registration No. 33-74432), as filed with the Commission on January 26, 1994).
3.3	Certificate of Designations, Preferences, Rights and Limitations of Series A Junior Preferred Stock (incorporated herein by reference to Exhibit 10.1 to AK Steel Holding Corporation's Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the Commission on March 8, 2005).
4.8	Indenture, dated as of June 11, 2002, among AK Steel Corporation, AK Steel Holding Corporation, as Guarantor, Douglas Dynamics, LLC, as Guarantor, and Fifth Third Bank ("2002 Indenture") (incorporated herein by reference to Exhibit 4.1 to AK Steel Holding Corporation's Registration Statement on Form S-4 (Registration No. 333-98409), as filed with the Commission on December 5, 2002).
4.9	First Supplemental Indenture, dated as of August 8, 2003, to the 2002 Indenture (incorporated herein by reference to Exhibit 4.3 to AK Steel Holding Corporation's Current Report on Form 8-K, as filed with the Commission on August 18, 2003).
10.1	Executive Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.9 to AK Steel Holding Corporation's Registration Statement on Form S-4 (Registration No. 333-98409), as filed with the Commission on December 5, 2002).
10.1(a)	Executive Deferred Compensation Plan (as amended and restated as of October 18, 2007), (incorporated herein by reference to Exhibit 10.2 to AK Steel Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the Commission on November 6, 2007).
10.2	Directors' Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.10 to AK Steel Holding Corporation's Registration Statement on Form S-4 (Registration No. 333-98409), as filed with the Commission on December 5, 2002).
10.2(a)	Directors' Deferred Compensation Plan (as amended and restated as of October 18, 2007), (incorporated herein by reference to Exhibit 10.3 to AK Steel Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the Commission on November 6, 2007).
10.3	Credit Agreement dated as of July 24, 2003, among AK Steel Holding Corporation, as Guarantor, AK Steel Corporation, as Borrower, The Lenders Listed Therein, as Lenders, Credit Suisse First Boston, acting through its Cayman Islands branch, as Administrative Agent, General Electric Capital Corporation, as Syndication Agent and Collateral Agent, and The CIT Group/Business Credit, Inc., Bank One, NA, and Congress Financial Corporation as Co-Documentation Agents (incorporated herein by reference to Exhibit 4.1 to AK Steel Holding Corporation's Current Report on Form 8-K as filed with the Commission on July 30, 2003).

Exhibit Number	Description
10.4	Intercreditor Agreement dated as of July 24, 2003 among PNC Bank, National Association, as Purchaser Agent, Credit Suisse First Boston, acting through its Cayman Islands branch, as Lender Administrative Agent, General Electric Capital Corporation, as Lender Collateral Agent, AK Steel Receivables LTD, as Transferor, and AK Steel Corporation, as Servicer and Originator, and as Company (incorporated herein by reference to Exhibit 4.2 to AK Steel Holding Corporation's Current Report on Form 8-K as filed with the Commission on July 30, 2003).
10.5	Security Agreement dated as of July 24, 2003, among AK Steel Corporation, Credit Suisse First Boston, acting through its Cayman Islands branch, as Administrative Agent, and General Electric Capital Corporation, as Collateral Agent (incorporated herein by reference to Exhibit 4.3 to AK Steel Holding Corporation's Current Report on Form 8-K as filed with the Commission on July 30, 2003).
10.6	Policy Concerning Severance Agreements with Senior Executives (incorporated herein by reference to Exhibit 99.3 to AK Steel Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, as filed with the Commission on November 14, 2003).
10.7	Annual Management Incentive Plan as amended and restated as of January 16, 2003 (incorporated herein by reference to Exhibit 10.3 to AK Steel Holding Corporation's Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the Commission on March 4, 2004)
*10.7(a)	First Amendment to the Annual Management Incentive Plan (as amended and restated as of January 16, 2003).
10.8	Supplemental Thrift Plan (as amended and restated as of October 18, 2007), (incorporated herein by reference to Exhibit 10.5 to AK Steel Holding Corporation's Quarterly Report of Form 10-Q for the quarter ended September 30, 2007, as filed with the Commission on November 6, 2007).
10.9	Executive Minimum and Supplemental Retirement Plan (as amended and restated as of October 18, 2007), (incorporated herein by reference to Exhibit 10.1 to AK Steel Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the Commission on November 6, 2007).
10.10	Receivables Sale Agreement dated as of May 27, 2004 by and among Each of the Entities Party Thereto from Time to Time as Originators, AKS Receivables, LLC and AK Steel Corporation (incorporated herein by reference to Exhibit 4.1 to AK Steel Holding Corporation's Current Report on Form 8-K as filed with the Commission on June 1, 2004).
10.11	Receivables Funding Agreement Dated as of May 27, 2004 by and among AKS Receivables, LLC, as Borrower, AK Steel Corporation, as Servicer, the Financial Institutions Signatory Thereto from Time to Time, as Lenders and General Electric Capital Corporation, as Lender, as Swing Line Lender and as Administrative Agent (incorporated herein by reference to Exhibit 4.2 to AK Steel Holding Corporation's Current Report on Form 8-K as filed with the Commission on June 1, 2004).
10.12	Annex X to Receivables Sale Agreement and Receivables Funding Agreement, setting forth definitions of key terms (incorporated herein by reference to Exhibit 4.3 to AK Steel Holding Corporation's Current Report on Form 8-K as filed with the Commission on June 1, 2004).
10.13	Form of Executive Officer Severance Agreement as approved by the Board of Directors on July 14, 2004—Version 1 (incorporated herein by reference to Exhibit 10.1 to AK Steel Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, as filed with the Commission on November 4, 2004).
10.14	Form of Executive Officer Severance Agreement as approved by the Board of Directors on July 14, 2004—Version 2 (incorporated herein by reference to Exhibit 10.2 to AK Steel Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, as filed with the Commission on November 4, 2004).

Exhibit Number	Description
10.15	Form of First Amendment to the AK Steel Holding Corporation Executive Officer Severance Agreement (incorporated herein by reference to Exhibit 10.7 to AK Steel Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the Commission on November 6, 2007).
10.16	Form of Executive Officer Change of Control Agreement as approved by the Board of Directors on July 14, 2004—Version 1 (incorporated herein by reference to Exhibit 10.3 to AK Steel Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, as filed with the Commission on November 4, 2004).
10.17	Form of Executive Officer Change of Control Agreement as approved by the Board of Directors on July 14, 2004—Version 2 (incorporated herein by reference to Exhibit 10.4 to AK Steel Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, as filed with the Commission on November 4, 2004).
10.18	Form of Executive Officer Change of Control Agreement as approved by the Board of Directors on July 14, 2004—Version 3 (incorporated herein by reference to Exhibit 10.5 to AK Steel Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, as filed with the Commission on November 4, 2004).
10.19	Form of Executive Officer Change of Control Agreement as approved by the Board of Directors on July 14, 2004—Version 4 (incorporated herein by reference to Exhibit 10.6 to AK Steel Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, as filed with the Commission on November 4, 2004).
10.20	Form of First Amendment to the AK Steel Holding Corporation Executive Officer Change of Control Agreement (incorporated herein by reference to Exhibit 10.8 to AK Steel Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the Commission on November 6, 2007).
10.21	Form of Restricted Stock Award for special bonus grants approved by the Board of Directors on January 20, 2005 to executive officers and selected key managers of the Company (incorporated herein by reference to Exhibit 10.25 to AK Steel Holding Corporation's Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the Commission on March 8, 2005).
10.22	Form of the Performance Share Award Agreement for performance-based equity awards approved by the Board of Directors on January 20, 2005, subject to shareholder approval, to executive officers and key managers of the Company pursuant to the Company Stock Incentive Plan, as proposed to be amended and restated (incorporated herein by reference to Exhibit 10.26 to AK Steel Holding Corporation's Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the Commission on March 8, 2005).
10.23	Stock Incentive Plan as amended and restated as of January 20, 2005 (incorporated herein by reference to Exhibit 10.22 to AK Steel Holding Corporation's Annual Report on Form 10-K for the year ended December 31, 2005, as filed with the Commission on March 2, 2006).
10.23(a)	First Amendment to the Stock Incentive Plan as amended and restated as of January 20, 2005 (incorporated herein by reference to Exhibit 10.22 to AK Steel Corporation's Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the Commission on February 27, 2007).
10.23(b)	Second Amendment to the AK Steel Holding Corporation Stock Incentive Plan (as amended and restated as of January 20, 2005), (incorporated herein by reference to Exhibit 10.4 to AK Steel Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the Commission on November 6, 2007).

Exhibit Number	Description
10.24	Long Term Performance Plan as amended and restated as of March 17, 2005 (incorporated herein by reference to Exhibit 10.23 to AK Steel Holding Corporation's Annual Report on Form 10-K for the year ended December 31, 2005, as filed with the Commission on March 2, 2006).
10.24(a)	First Amendment to the AK Steel Corporation Long-Term Performance Plan (as amended and restated as of March 17, 2005), (incorporated herein by reference to Exhibit 10.6 to AK Steel Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the Commission on November 6, 2007).
10.25	Loan and Security Agreement dated as of February 20, 2007, among AK Steel Corporation, as Borrower, Certain Financial Institutions, as Lenders, Bank of America, N.A., as Administrative and Collateral Agent, Wachovia Capital Finance Corporation (Central), as Syndication Agent, General Electric Capital Corporation, JPMorgan Chase Bank, N.A., and Fifth Third Bank, as Co-Documentation Agents, and Banc of America Securities LLC, as Sole Lead Arranger and Sole Book (incorporated herein by reference to Exhibit 10.1 to AK Steel Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, as filed with the Commission on May 7, 2007).
*11.1	Statement re: Computation of Per Share Earnings.
*12.1	Statement re: Computation of Ratio of Earnings to Combined Fixed Charges.
*12.2	Statement re: Computation of Ratio of Earnings to Fixed Charges.
*21.1	Subsidiaries of AK Steel Holding Corporation.
*23.1	Consent of Independent Registered Public Accounting Firm.
*31.1	Section 302 Certification of Chief Executive Officer.
*31.2	Section 302 Certification of Chief Financial Officer.
*32.1	Section 906 Certification of Chief Executive Officer.
*32.2	Section 906 Certification of Chief Financial Officer.
*99.1	Valuation and qualifying accounts for the years ended December 31, 2007, 2006 and 2005.

* Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized in West Chester, Ohio, on February 26, 2008.

AK Steel Holding Corporation
(Registrant)

Dated: February 26, 2008

/s/ ALBERT E. FERRARA, JR

Albert E. Ferrara, Jr.
Vice President, Finance and Chief Financial Officer

Dated: February 26, 2008

/s/ ROGER K. NEWPORT

Roger K. Newport
Controller and Chief Accounting Officer

Pursuant to the requirements of the Securities Act of 1934, this Report has been signed below by the following persons on behalf of the Company in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JAMES L. WAINSCOTT **James L. Wainscott**	Chairman of the Board, President and Chief Executive Officer	February 26, 2008
/s/ ROBERT H. JENKINS **Robert H. Jenkins**	Lead Director	February 26, 2008
/s/ RICHARD A. ABDOO **Richard A. Abdoo**	Director	February 26, 2008
/s/ JOHN S. BRINZO **John S. Brinzo**	Director	February 26, 2008
/s/ DENNIS C. CUNEO **Dennis C. Cuneo**	Director	February 26, 2008
/s/ WILLIAM K. GERBER **William K. Gerber**	Director	February 26, 2008
/s/ DR. BONNIE G. HILL **Dr. Bonnie G. Hill**	Director	February 26, 2008
/s/ DANIEL J. MEYER **Daniel J. Meyer**	Director	February 26, 2008
/s/ RALPH S. MICHAEL III **Ralph S. Michael III**	Director	February 26, 2008
/s/ SHIRLEY D. PETERSON **Shirley D. Peterson**	Director	February 26, 2008
/s/ DR. JAMES A. THOMSON **Dr. James A. Thomson**	Director	February 26, 2008

EXHIBIT 31.1

SECTION 302 CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, James L. Wainscott, certify that:

1. I have reviewed this annual report on Form 10-K of AK Steel Holding Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 26, 2008

/s/ JAMES L. WAINSCOTT

James L. Wainscott
Chairman of the Board,
President and Chief Executive Officer

EXHIBIT 31.2

SECTION 302 CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Albert E. Ferrara, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of AK Steel Holding Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 26, 2008

/s/ ALBERT E. FERRARA, JR.

Albert E. Ferrara, Jr.
Vice President, Finance and Chief Financial Officer

EXHIBIT 32.1

SECTION 906 CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, James L. Wainscott, Chairman of the Board, President and Chief Executive Officer of AK Steel Holding Corporation (the "Company"), do hereby certify in accordance with 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge this Annual Report of the Company:

(1) fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, 15 U.S.C. 78 m or 78o(d), and,

(2) the information contained in this periodic report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 26, 2008

/s/ JAMES L. WAINSCOTT

James L. Wainscott
Chairman of the Board,
President and Chief Executive Officer

EXHIBIT 32.2

SECTION 906 CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Albert E. Ferrara, Jr., Vice President, Finance and Chief Financial Officer of AK Steel Holding Corporation (the "Company"), do hereby certify in accordance with 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge this Annual Report of the Company:

(1) fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, 15 U.S.C. 78 m or 78o(d), and,

(2) the information contained in this periodic report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 26, 2008

/s/ ALBERT E. FERRARA, JR.

Albert E. Ferrara, Jr.
Vice President, Finance and Chief Financial Officer

Long-Term, Sustained Profitability

When given a level playing field, we believe AK Steel can compete with any steelmaker in the world. Although challenged by increased raw material and energy costs, as well as foreign competition, AK Steel continued to move steadily in the direction of long-term, sustained profitability in 2007.

We took, and continue to take, the steps necessary to achieve our potential. We negotiated competitive labor contracts, enabling AK Steel to operate more efficiently and cost-effectively. We worked with our suppliers to find innovative ways to lower our costs. And, together with many of our contract customers, we established agreements that take into account our escalating steelmaking input costs. Most importantly, all of this was accomplished without sacrificing our key values—safety, quality and productivity.

Safety First, First in Safety

Safety is our highest priority at AK Steel, and we experienced our best-ever safety performance in 2007. Nearly every plant turned in record safety results, with employees at our Mansfield, Rockport and Zanesville operations working the entire year without a single OSHA recordable incident.

Employees at our Ashland coke plant also went injury-free in 2007, earning the Max Eward Safety Award from the American Coke and Coal Chemicals Institute (ACCCI) for the third consecutive year. The award marks the 10th time in the past 11 years that an AK Steel coke plant has received the ACCCI's highest safety honor.

In addition, our Zanesville and Coshocton Works received multiple awards for safety from the Ohio Bureau of Workers' Compensation division of Safety and Hygiene. And, our tube plant in Columbus, Indiana received the "Safety Award of Merit" from the Fabricators & Manufacturers Association International for its safety performance. AK Steel also joined the OSHA Strategic Partnership Program in 2007 to help strengthen our safety and health efforts at our company's Mansfield Works.

With a total recordable incident rate of 0.22 for the entire year of 2007, AK Steel's company-wide safety performance was 12 times better than the steel industry average.

EMPLOYEES

AMERICAN COKE AND COAL CHEMICALS INSTITUTE

Max Eward Safety Award Winner

For the 10th time in the past 11 years, an AK Steel coke plant earned the industry's highest award for safety.

Relentless Pursuit of Quality

We relentlessly pursue quality in everything we do at AK Steel, and our 2007 performance shined in the eyes of our customers. Our low level of customer claims in 2007 reflects our proven ability to provide top-quality products and world-class customer service on a consistent basis—two of our greatest competitive advantages.

Furthermore, our carbon, stainless and electrical steel customers gave us their highest possible honor for 2007—a number one rating in product quality. That is an outstanding accomplishment, and it speaks volumes about our quality control processes at all of our steelmaking and steel finishing facilities. By putting the customer first, AK Steel earned supplier-excellence awards from both Moen, Inc. and Magic Steel Corporation in 2007.

In addition to providing quality products and customer service, AK Steel operates in a manner that protects the quality of the environment. In 2007, AK Steel spent $2.4 million on environmental-related capital projects. From 2003 through the end of 2007, AK Steel spent a total of $75.2 million on environmental-related capital projects and $556.3 million to operate and maintain our environmental controls.

Record-Setting Productivity

Thanks to the tremendous work of our employees, each of our plants achieved new levels of excellence in areas such as maintenance, coating, casting and other productivity metrics in 2007. Total shipments for the year were a record 6,478,700 tons, and demand for our electrical steel products was especially strong.

We are also excited about the productivity gains we anticipate seeing as a result of our Butler Works expansion project. Total steel production at our Butler Works is expected to increase by approximately 40% annually following the completion of the project in 2009.

CUSTOMERS

Consistently rated
#1
in quality
by our customers

Carbon, stainless and electrical steel customers rated AK Steel number one in quality, according to independent surveys by Jacobson & Associates.

A Solid Foundation, a Stronger Future

There is much to be proud of at AK Steel, but I firmly believe that our best years are yet to come. It took a lot of hard work, and the dedication of many, to get AK Steel back on the path toward long-term, sustained profitability. I can enthusiastically say we've made significant progress in turning around one of America's premier steel companies, and that is a testament to the character of our company and the resiliency of our employees.

Following AK Steel's break-through year, I would like to take this opportunity to thank our outstanding Board of Directors for their strong support and leadership, including: Robert H. Jenkins, Richard A. Abdoo, William K. Gerber, Dr. Bonnie G. Hill, Daniel J. Meyer, Shirley D. Peterson and Dr. James A. Thomson. I am also pleased to welcome three new members to our Board, John S. Brinzo, Dennis C. Cuneo and Ralph S. (Mike) Michael III. Their experience is a tremendous asset to AK Steel, and I look forward to their continued contributions to our company's success.

We put the "PEDAL to the Metal" in 2007, and we'll be striving to "FORGE Ahead" in 2008 by focusing on improving our Fundamentals, Optimizing our margins, Rewarding our shareholders, Growing our profits and Executing as world-class managers do.



AK Steel

CORPORATE OFFICE

AK Steel Corporation
9227 Centre Pointe Drive
West Chester, OH 45069
1-513-425-5000

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services, LLC is the company's stock transfer agent and registrar, and maintains the stockholder accounting records. Please address inquiries to:

Corporate Trust Services
Computershare Investor Services, LLC
250 Royall Street, Mail Stop 1A
Canton, MA 02021
Telephone: 1-888-294-8217
Facsimile: 1-312-601-4346
Homepage: www.computershare.com
E-mail: web.queries@computershare.com

DIVIDEND REINVESTMENT

Terms and conditions of the company's dividend reinvestment and cash payment plan agreement, along with enrollment cards, may be obtained by writing to the aforementioned address at Computershare Investor Services, LLC.

AK STEEL HOLDING CORPORATION CONTACTS

Investors and Analysts
Albert E. Ferrara, Jr.
Vice President, Finance & Chief Financial Officer
1-513-425-2888

Douglas O. Mitterholzer
Corporate Manager, Investor Relations and Investment Administration
1-513-425-5595

Media, Government and Public Relations
Alan H. McCoy
Vice President, Government & Public Relations
1-513-425-2826

AK Steel Holding Corporation
9227 CENTRE POINTE DRIVE
WEST CHESTER, OHIO 45069

James L. Wainscott
CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER

April 17, 2008

To our Stockholders:

It is my pleasure to invite you to the 2008 Annual Meeting of Stockholders of AK Steel Holding Corporation. The meeting will be held at 1:30 p.m. Central Daylight Saving Time on Thursday, May 29, 2008 at the Ritz Carlton Hotel Chicago, located at 160 E. Pearson Street, Chicago, Illinois 60611.

Attendance at the Annual Meeting is limited to stockholders of record as of the close of business on April 1, 2008, or their duly appointed proxies, and to guests of management. If you cannot attend the meeting in person, I urge you to participate by voting your proxy in one of the methods explained in the Notice that you received in the mail. You may also listen to the annual meeting via the Internet. To listen to the live webcast, log on at http://www.aksteel.com and select the link on the homepage for the webcast of the 2008 Annual Meeting of Stockholders. The webcast will begin at 1:30 p.m. and will remain on the Company's website for one year. Please note that you cannot record your vote on this website.

Your vote is important, and the management of AK Steel appreciates your cooperation in directing proxies to vote at the meeting.

We have elected to take advantage of new Securities and Exchange Commission rules that allow issuers to furnish proxy materials to their stockholders on the Internet. We believe that the new rules will allow us to provide our stockholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of our annual meeting. Please review the instructions with respect to each of your voting options as described in the Proxy Statement and the Notice.

Your continuing interest in our company is greatly appreciated. I look forward to seeing you at the Annual Meeting.

Sincerely,

James L. Wainscott

James L. Wainscott

AK STEEL HOLDING CORPORATION
9227 Centre Pointe Drive
West Chester, Ohio 45069

NOTICE OF 2008 ANNUAL MEETING OF STOCKHOLDERS
OF AK STEEL HOLDING CORPORATION (THE "COMPANY")

Date:	Thursday, May 29, 2008
Time:	1:30 p.m., Central Daylight Saving Time
Place:	Ritz Carlton Hotel Chicago 160 E. Pearson Street Chicago, Illinois 60611
Purposes:	1. To elect eleven directors of the Company; 2. To ratify the Audit Committee's appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2008; 3. To re-approve the performance goals of the Company's Annual Management Incentive Plan; 4. To transact such other business as properly may come before the meeting.
Who Can Vote:	AK Steel Stockholders as recorded in our stock register as of the close of business on April 1, 2008.
How You Can Vote in Advance of the Meeting:	You can vote in advance of the meeting via the internet, by telephone, or, if you order a paper copy of the proxy materials, by using the proxy card that will be enclosed with those materials. If you intend to use the proxy card, please mark, date and sign it, and then return it promptly in the postage-paid envelope that comes with the card. If you intend to vote over the telephone or via the Internet, please follow the instructions on the Notice of Internet Availability that you received. Those instructions are also available on the Company's website. **Please vote regardless of whether you plan to attend the annual meeting.**
Right to Revoke Your Proxy:	You may revoke your proxy at any time before it is voted. To revoke your proxy, you must send written notice of revocation to the Company by submitting a new proxy card with a later date or by submitting a subsequent vote via the internet or by telephone. If you are a stockholder of record, you also may attend the annual meeting and revoke your proxy in person.
Who May Attend:	Attendance at the Annual Meeting is limited to stockholders of record as of the close of business on April 1, 2008, or their duly appointed proxies, and to guests of management. Stockholders will need to present personal photo identification to attend. If your shares are not registered in your name, you must bring personal photo identification and proof of stock ownership to the meeting to be admitted. We will accept as proof of stock ownership either a copy of your account statement or a letter from your broker, bank or other institution reflecting the number of shares of common stock you owned as of April 1, 2008.
Cameras and Recording Devices Prohibited:	Please note that no cameras, recording devices or other electronic devices will be permitted at the meeting. For your safety, we reserve the right to inspect all packages prior to admission at the Annual Meeting.

By Authorization of the Board of Directors,

David C. Horn, *Secretary*

West Chester, Ohio
April 17, 2008

PROXY STATEMENT

TABLE OF CONTENTS

	Page
Proxy Statement	1
Proposal 1—Election of Directors	5
Corporate Governance	10
Director Compensation	16
Director Compensation Table	17
Stock Ownership	18
Executive Compensation	21
Compensation Discussion and Analysis	21
Compensation Committee Report	39
Summary Compensation Table	40
Grants of Plan-Based Awards Table	42
Outstanding Equity Awards at Fiscal Year-End Table	43
Option Exercises and Stock Vested Table	44
Pension Benefits Table	45
Nonqualified Deferred Compensation Table	47
Potential Payments Upon Termination or Change-in-Control	48
Audit Committee Report	53
Principal Accounting Firm Fees	54
Proposal 2—Ratification of Appointment of Independent Registered Public Accounting Firm	54
Proposal 3—Re-approval of the Annual Management Incentive Plan	55
Stockholder Proposals for the 2009 Annual Meeting and Nominations of Directors	56
Other Matters	57

AK STEEL HOLDING CORPORATION
9227 Centre Pointe Drive
West Chester, Ohio 45069

PROXY STATEMENT

This Proxy Statement is being furnished in connection with the solicitation by the Board of Directors of AK Steel Holding Corporation (the "Company") of proxies to be voted at the Annual Meeting of Stockholders of the Company to be held on May 29, 2008, and at any and all adjournments thereof.

We are pleased to be able to take advantage of the new Securities and Exchange Commission rule allowing companies to furnish proxy materials to their stockholders over the Internet. We believe that this new "e-proxy" process will expedite stockholders' receipt of proxy materials and lower the costs and reduce the environmental impact of our annual meeting. On April 17, 2008, we mailed to stockholders a notice containing instructions on how to access our 2008 Proxy Statement and Annual Report on the Internet and to vote online. That notice also contains instructions on how you can receive a paper copy of the Proxy Statement and Annual Report via the United States mail or an electronic copy via e-mail if you prefer either of those alternatives.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

Q. Why did I receive a notice in the mail regarding the Internet availability of proxy materials this year instead of a full set of proxy materials?

A. In accordance with rules and regulations recently adopted by the Securities and Exchange Commission (the "SEC"), instead of mailing a printed copy of our proxy materials to each stockholder of record, we may now furnish proxy materials, including this Proxy Statement and the AK Steel Holding Corporation 2007 Annual Report to Stockholders, by providing access to such documents on the Internet. Stockholders will not receive printed copies of the proxy materials unless they request them. Instead, a Notice of Internet availability (the "Notice") was mailed to our stockholders which provides instruction to you as to how you may access and review all of the proxy materials on the Internet. The Notice also instructs you as to how you may submit your proxy on the Internet. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions for requesting such materials that are provided in the Notice.

Q. What is a "proxy?"

A. A proxy is a person authorized to act for another person. Giving the Proxy Committee your proxy means that you authorize the Proxy Committee to vote on your behalf at the annual meeting of stockholders.

Q. Whom am I appointing as my proxy?

A. The Board of Directors appointed a Proxy Committee to vote the shares as indicated on the proxy forms timely returned to the Company. The Proxy Committee consists of James L. Wainscott, David C. Horn and Albert E. Ferrara, Jr.

Q. What is a Proxy Statement?

A. The document you are reading is a Proxy Statement. It is intended to provide you and other stockholders of the Company with information necessary to vote in an informed manner on matters to be presented at the annual meeting of stockholders. It is sent in conjunction with a solicitation of your proxy.

Q. Why is the Company soliciting my proxy?

A. The Board of Directors is soliciting your proxy to vote at the annual meeting because you were a stockholder at the close of business on April 1, 2008, the record date, and are entitled to vote at the meeting. It is important that as many stockholders as possible vote on the issues to be decided at the annual meeting of stockholders. The process of soliciting proxies is intended to increase the number of stockholders who vote on those issues.

Q. Why did I receive more than one Notice?

A. You may receive more than one Notice if you hold AK Steel stock in different ways (e.g., joint tenancy, in trust, or in a custodial account) or in multiple accounts.

Q. How do I obtain voting instructions if my stock is held in "street name"?

A. If your stock is held in "street name" (*i.e.*, your stock is actually shown on the Company's records as owned in the name of your bank or brokerage company and that company holds the stock for your benefit), you will receive your Notice from your bank or broker. The Notice provided by your broker will contain instructions regarding how to access the proxy materials and voting instructions.

Q. Who is a "stockholder of record" and what does that term mean?

A. You are a "stockholder of record" and qualified to attend and vote at the annual meeting of stockholders if you are shown on the Company's stock records as the owner of common stock of the Company as of the close of business on April 1, 2008.

Q. Must I use a proxy or may I vote in person at the annual meeting?

A. You may vote in person at the annual meeting of stockholders if you are a stockholder of record and you provide at the meeting the identification required for admission. To be admitted at the meeting, you will need to present personal photo identification. If your shares are not registered in your name, you must (1) bring personal photo identification and proof of stock ownership to the meeting to be admitted, and (2) obtain and bring with you to the meeting a proxy from your broker, bank or other institution in whose name your shares are held in order to vote those shares at the meeting. A copy of your account statement or a letter from your broker, bank or other institution reflecting the number of shares of common stock you own as of April 1, 2008 constitutes adequate proof of stock ownership.

Q. Is there any way for me to vote other than in person or by proxy at the annual meeting?

A. Yes. You may vote over the telephone or via the Internet. The Notice you received in the mail contains instructions for voting by these methods.

Q. Do I vote only once regardless of how many shares I own? If not, how many votes do I get to cast?

A. You are entitled to one vote for each share of common stock in the Company which you held as of the close of business on April 1, 2008.

Q. What are my choices when voting on the election of the directors?

A. You may vote separately for each director. You may vote in favor of his or her election or you may withhold from voting with respect to his or her election.

Q. What does it mean to "WITHHOLD" from voting and what impact does that have?

A. If you indicate on your proxy card that you wish to "withhold" from voting with respect to a particular proposal, your shares will not be voted for or against that proposal. Your shares will be counted, however, to determine whether there is a quorum present at the meeting.

Q. What are my choices when voting on the proposal to ratify the Audit Committee's appointment of Deloitte & Touche, LLP as the Company's independent registered public accounting firm for 2008?

A. You may vote "FOR", "AGAINST" or "ABSTAIN" with respect to the proposal.

Q. What are my choices when voting on the proposal to reapprove the performance goals for the Annual Management Incentive Plan?

A. You may vote "FOR", "AGAINST" or "ABSTAIN" with respect to the proposal.

Q. What does it mean to "ABSTAIN" from voting and what impact does that have?

A. If you indicate on your proxy card that you wish to "ABSTAIN" from voting with respect to a particular proposal, your shares will not be voted for or against that proposal. Your shares will be counted, however, to determine whether there is a quorum present at the meeting.

Q. What are "broker non-votes" and how are they counted for voting purposes?

A. Broker non-votes occur when a broker (or other nominee holder, like a bank) returns a proxy but does not vote the shares represented by that proxy on a particular proposal, usually because the beneficial owners of those shares have not provided direction to the broker on how to vote them. Broker non-votes do not count for voting purposes but are counted to determine whether there is a quorum present at the meeting.

Q. Who will count the votes?

A. The votes will be counted by an inspector of election appointed by the Board. The Board has appointed Michael Lang of Computershare Investor Services, LLC as the inspector of election and Jeanine Simon, also of Computershare Investor Services, LLC, as an alternate inspector of election in the event Mr. Lang is unable to serve.

Q. What is a quorum and why is it important?

A. In the context of the annual meeting, a quorum is the presence at the meeting, either in person or by proxy, of stockholders holding the minimum number of shares of the Company's stock necessary to make the proceedings of that meeting valid under the Company's bylaws and applicable law. More specifically, the presence of stockholders, in person or represented by proxy, holding a majority of the Company's outstanding shares constitutes a quorum. If you submit a properly executed proxy, then your shares will be considered part of the quorum. As of April 1, 2008, there were 111,990,458 issued and outstanding shares of the Company's common stock, which is the only class of stock outstanding.

Q. How many votes are needed for the proposals to pass?

A. *Election of Directors.* The affirmative vote of the holders of a plurality of the shares present in person or represented by proxy at the annual meeting is required for election as a director.

Ratification of Independent Registered Accounting Firm. The affirmative vote of the holders of a majority of the votes cast on the issue is required for ratification of the appointment of the independent registered public accounting firm.

Re-approval of the performance goals for the Annual Management Incentive Plan. The affirmative vote of the holders of a majority of the votes cast on the issue is required for approval of the Annual Management Incentive Plan.

Q. What constitutes a "majority of the votes cast" in the context of a vote of the shareholders?

A. A majority means the number of shares voted "for" a proposal must exceed the number of shares voted "against" that proposal. Under this standard, abstentions and broker non-votes do not affect the results of the vote.

Q. What constitutes a "plurality" in the context of a vote of the shareholders?

A. A plurality means having the most votes, even if it is less than half the votes cast.

Q. What happens if I return my proxy card but do not mark how I want my votes to be cast?

A. If you timely return a signed and dated proxy card, but do not mark how your shares are to be voted, those shares will be voted by the Proxy Committee as recommended by the Board of Directors.

Q. What is the recommendation of the Board of Directors with respect to the election of directors?

A. The Board of Directors recommends a vote **FOR** the election of each of the nominee directors.

Q. What is the recommendation of the Board of Directors with respect to the ratification of the appointment of the independent registered public accounting firm?

A. The Board of Directors recommends a vote **FOR** the ratification of the appointment of the independent registered public accounting firm.

Q. What is the recommendation of the Board of Directors with respect to the re-approval of the performance goals for the Annual Management Incentive Plan?

A. The Board of Directors recommends a vote **FOR** the re-approval of the performance goals for the Annual Management Incentive Plan.

ELECTION OF DIRECTORS
(Proposal 1 on the proxy card)

In accordance with the Company's by-laws, the Board of Directors has fixed the number of directors at eleven, effective as of the date of the Annual Meeting. Eleven incumbent nominees will stand for election at the Annual Meeting. If elected, each nominee will serve as a director of the Company for a term expiring on the date of the next succeeding Annual Meeting or until his or her successor is duly elected and qualified. If any nominee is unable to serve, or determines, prior to his or her election, that he or she will be unable to serve, proxies may be voted for another person designated by the Board of Directors. The Company has no reason to believe that any nominee will be unable to serve.

Information Concerning Nominees for Directors

Set forth below is information with respect to the eleven nominees for election as directors.



Richard A. Abdoo

Age:	64
Director Since:	April 19, 2001
Committees:	Compensation (Chair), Nominating and Governance
Principal Occupation:	President, R. A. Abdoo & Co., LLC
Prior Positions Held:	Served as Chairman and Chief Executive Officer of Wisconsin Energy from May 1, 1991 to April 30, 2004.
Other Directorships:	RENERGY Corporation
Other Information:	Member of the American Economic Association and is a registered professional engineer in various states.



John S. Brinzo

Age:	66
Director Since:	January 19, 2007
Committees:	Compensation, Nominating and Governance
Principal Occupation:	Retired
Prior Positions Held:	Served as Chairman of the Board of Directors of Cleveland-Cliffs Inc from January 2000 until May, 2007; served as Chief Executive Officer of Cleveland-Cliffs Inc from November 1997 until his retirement from the Company in September 2006; served as President of Cleveland-Cliffs Inc from November 1997 until April 2005.
Other Directorships:	The Brinks Company, Alpha Natural Resources, Delta Air Lines, Inc.
Other Information:	Serves on the Board of Trustees for the Great Lakes Science Center and the Kent State Foundation. Past Chairman of the National Mining Association.



Dennis C. Cuneo

Age:	58
Director Since:	January 21, 2008
Committees:	None at present; Mr. Cuneo's committee appointments will be made at the May 2008 meeting of the Board of Directors.
Principal Occupation:	Attorney, Arent Fox LLP since November 1, 2006.
Prior Positions Held:	Served as Senior Vice President of Toyota Motor North America, Inc. from 2000 to 2006, Corporate Secretary and Chief Environmental Officer of Toyota Motor North America, Inc. from 2004 to 2006, and Senior Vice President of Toyota Motor Manufacturing North America from 2001 to 2006.
Other Directorships:	Loyola University, Kettering University, and the National Stock Exchange, and on the Visiting Committee of the University of Chicago's Physical Sciences Division.
Other Information:	Served as Chairman of the Cincinnati Branch of the Federal Reserve from 2003 to 2004



William K. Gerber

Age:	54
Director Since:	January 1, 2007
Committees:	Audit, Public and Environmental Issues
Principal Occupation:	Managing Director, Cabrillo Point Capital LLC
Prior Positions Held:	Served as Executive Vice President and Chief Financial Officer of Kelly Services, Inc. from 1998 to December 31, 2007.
Other Directorships:	Kaydon Corporation, Wolverine World Wide, Inc.



Dr. Bonnie G. Hill

Age:	65
Director Since:	April 7, 1994
Committees:	Compensation, Public and Environmental Issues
Principal Occupation:	President of B. Hill Enterprises, LLC
Prior Positions Held:	Served as President and Chief Executive Officer of The Times Mirror Foundation and Vice President of The Times Mirror Company from February 1997 to July 2001; served as Senior Vice President Communications and Public Affairs for the Los Angeles Times from August 1998 to July 2001; prior thereto, served as Dean of the McIntire School of Commerce at the University of Virginia.
Other Directorships:	The Home Depot, Inc., YumBrands, Inc. and California Water Service Group
Other Information:	Serves on the boards of Goodwill of Greater Los Angeles, the Los Angeles Urban League and the FINRA Investor Education Foundation



Robert H. Jenkins

Age:	65
Director Since:	January 24, 1996
Committees:	Compensation, Nominating and Governance (Chair)
Principal Occupation:	Retired; has served as Lead Director of the Board of Directors since January 1, 2006.
Prior Positions Held:	Served as the non-executive Chairman of the Board of the Company from October 16, 2003 to December 31, 2005; served as Chairman of the Board of Sundstrand Corporation from April 1997 and as President and Chief Executive Officer of that company from September 1995, in each case until his retirement in August 1999 following the merger of Sundstrand Corporation with and into United Technologies Corporation in June 1999. Employed by Illinois Tool Works as its Executive Vice President and in other senior management positions for more than five years prior to September 1999.
Other Directorships:	Clarcor Inc., Jason, Inc. and ACCO Brands Corporation.



Daniel J. Meyer

Age:	71
Director Since:	January 1, 2000
Committees:	Audit (Chair), Public and Environmental Issues
Principal Occupation:	Retired
Prior Positions Held:	Retired as Chairman and Chief Executive Officer of Milacron Inc. in May 2001.
Other Directorships:	Hubbell Inc., Cincinnati Bell Inc.



Ralph S. Michael, III

Age:	53
Director Since:	July 20, 2007
Committees:	None at present; Mr. Michael's committee appointments will be made at the May 2008 meeting of the Board of Directors.
Principal Occupation and Prior Positions Held:	Former President and Chief Operating Officer of the Ohio Casualty Insurance Company from July 25, 2005 until its sale on August 24, 2007; served as Executive Vice President and Manager of West Commercial Banking for U.S. Bank, National Association, and then as Executive Vice President and Manager of Private Asset Management for U.S. Bank from 2004 through July 2005; served as President of U.S. Bank Oregon from 2003 to 2005; served as Executive Vice President and Group Executive of PNC Financial Services Group, with responsibility for PNC Advisors, PNC Capital Markets and PNC Leasing from 2001 to 2002; served as Executive Vice President and Chief Executive Officer of PNC Corporate Banking from 1996 to 2001.
Other Directorships:	Key Energy Services Inc., The Cincinnati Bengals, Inc., Xavier (OH) University, Friedman Billings Ramsey Group, Inc. and Cincinnati Center City Development Corporation.
Other Information:	Served as a director of Ohio Casualty Corporation from April 2002 until July 2005, Integrated Alarm Services Group from January 2003 until April 2007 and T.H.E. Inc. from 1991 to 2004.



Shirley D. Peterson

Age:	66
Director Since:	January 13, 2004
Committees:	Audit, Nominating and Governance
Principal Occupation:	Retired
Prior Positions Held:	Served as President of Hood College, an independent liberal arts college in Frederick, Maryland from 1995 until 2000; served in the U.S. government, first appointed by President George H.W. Bush as Assistant Attorney General in the Tax Division of the Department of Justice, then as Commissioner of Internal Revenue from 1989 until 1993; partner in the law firm of Steptoe & Johnson from 1969 until 1989 and from 1993 until 1994.
Other Directorships:	Goodyear Tire & Rubber Company, Champion Enterprises, Inc. and Wolverine World Wide, Inc.



Dr. James A. Thomson

Age:	63
Director Since:	March 18, 1996
Committees:	Audit; Public and Environmental Issues
Principal Occupation:	President and Chief Executive Officer of The RAND Corporation, and has served in that capacity since August 1989.
Other Directorships:	Encysive Pharmaceuticals Inc.



James L. Wainscott

Age:	51
Director Since:	October 16, 2003
Committees:	None
Principal Occupation:	Chairman, President and Chief Executive Officer of the Company since January 1, 2006.
Prior Positions Held:	President and Chief Executive Officer of the Company from October 2003 to December 2005; Chief Financial Officer from July 1998 to October 2003; Treasurer of the Company from April 1995 to April 2001; elected Senior Vice President of the Company in January 2000, having previously served as Vice President from April 1995 until that date.
Other Directorships:	American Iron and Steel Institute, Specialty Steel Industry of North America.
Other Information:	Serves on the Board of Trustees for the Good Samaritan Hospital Foundation and the Anthony Munoz Foundation.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF EACH OF THE FOREGOING NOMINEES.

CORPORATE GOVERNANCE

Committees of the Board of Directors

The Board of Directors has an Audit Committee, a Compensation Committee, a Nominating and Governance Committee and a Public and Environmental Issues Committee. The table below shows the current membership for each Board committee.

Director	Audit Committee	Compensation Committee	Nominating and Governance Committee	Public and Environmental Issues Committee
Richard A. Abdoo		✓ (Chair)	✓	
John S. Brinzo		✓	✓	
Dennis C. Cuneo*				
William K. Gerber	✓			✓
Dr. Bonnie G. Hill		✓		✓
Robert H. Jenkins		✓	✓ (Chair)	
Daniel J. Meyer	✓ (Chair)			✓
Ralph S. Michael, III**				
Shirley D. Peterson	✓		✓	
Dr. James A. Thomson	✓			✓ (Chair)
James L. Wainscott				

* Mr. Cuneo became a member of the Board on January 21, 2008 and the Board has not yet appointed him to serve on any committees. The Company anticipates that the Board will appoint him to a committee or committees when it determines committee assignments in the ordinary course at its May 2008 Board meeting.

** Mr. Michael became a member of the Board on July 20, 2007 and the Board has not yet appointed him to serve on any committees. The Company anticipates that the Board will appoint him to a committee or committees when it determines committee assignments in the ordinary course at its May 2008 Board meeting.

Audit Committee

The Audit Committee has four members and met eight times in 2007. The primary purpose of the Audit Committee is to assist the Board of Directors in fulfilling its responsibility to oversee management's conduct of the Company's financial reporting process, including:

- overseeing the integrity of the Company's financial statements;
- monitoring compliance with legal and regulatory requirements;
- assessing the independent registered public accounting firm's qualifications and independence;
- assessing the performance of the independent registered public accounting firm and internal audit function;
- determining annually that one or more of its members meets the definition of "audit committee financial expert" within the meaning of the Sarbanes Oxley Act of 2002; and
- reviewing annually the financial literacy of each of its members, as required by the New York Stock Exchange listing standards.

In fulfilling these responsibilities, the Audit Committee selects and appoints the independent registered public accounting firm that will serve as the independent auditors of the Company's annual financial statements. As a matter of good corporate governance, the Committee seeks ratification by the Company's stockholders of the appointment of that firm as the Company's independent registered public accounting firm. The Committee also meets with representatives of that accounting firm to review the plan, scope and results of the annual audit, the Company's critical accounting policies and estimates and the recommendations of the independent registered public accounting firm regarding the Company's internal accounting systems and controls. A report of the Audit Committee is located on page 53.

In March 2008, the Board of Directors determined that all of the Audit Committee members are financially literate and each of Messrs. Gerber and Meyer is an "audit committee financial expert," as that term is defined in Item 407(d)(5) of Regulation S-K under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Audit Committee satisfies the requirements of the New York Stock Exchange Rules 303A.06 and 303A.07 and Rule 10A-3 of the Exchange Act and each of its members satisfies the independence, financial literacy and other requirements of those provisions and New York Stock Exchange Rule 303A.02.

Compensation Committee

The Compensation Committee has four members and met six times in 2007. The primary purpose of the Compensation Committee is to assist the Board in overseeing the Company's management compensation policies and practices, including:

- determining and approving the compensation of the Company's Chief Executive Officer;
- determining and approving compensation levels for the Company's other executive officers;
- reviewing and approving management incentive compensation policies and programs;
- reviewing and approving equity compensation programs for employees; and
- reviewing and approving for inclusion in the proxy statement management's Compensation Discussion and Analysis.

All members of the Compensation Committee are "outside directors" as that term is defined by the Internal Revenue Code of 1986, as amended (the "Code"), at Section 162(m). The Compensation Committee satisfies the requirements of New York Stock Exchange Rule 303A.05 and each of its members satisfies the independence and other requirements of that rule and New York Stock Exchange Rule 303A.02. For additional information concerning the Compensation Committee and its activities, see "Compensation Discussion and Analysis" beginning on page 21.

Nominating and Governance Committee

The Nominating and Governance Committee has four members and met five times in 2007. The primary purpose of the Nominating and Governance Committee is to assist the Board in:

- identifying, screening and reviewing individuals qualified to serve as directors and recommending to the Board candidates for nomination for election at the annual meeting of stockholders or to fill Board vacancies;
- overseeing the Company's policies and procedures for the receipt of stockholder suggestions regarding Board composition and recommendations of candidates for nomination by the Board;
- developing, recommending to the Board and overseeing implementation of the Company's Corporate Governance Guidelines;
- reviewing on a regular basis the overall corporate governance of the Company and recommending improvements when necessary;

- considering the independence and related qualifying determinations of each director and nominee for director and making a recommendation to the Board with respect to such matters; and
- reviewing the Company's policies and procedures for the review, approval or ratification of reportable transactions with related persons, including reviewing and addressing conflict of interest of directors and executive officers, and making a recommendation to the Board with respect to such matters.

The Nominating and Governance Committee satisfies the requirements of New York Stock Exchange Rule 303A.04 and each of its members satisfies the independence and other requirements of that rule and New York Stock Exchange Rule 303A.02.

In fulfilling its responsibility of identifying, screening and recommending persons for nomination by the Board to serve as a director, the Committee may solicit input and/or recommendations from other members of the Board and/or independent advisors. After the Committee deliberates, it reports its findings and recommendation to the Board. The Board then considers that recommendation and proposes a slate of nominees to the stockholders for election to the Board. In addition to meeting independence requirements, nominees for the Board must not have reached their 72nd birthday at the time of their election.

The principal criteria for selection of nominees are as follows:

- personal qualities and characteristics (e.g., judgment, integrity, reputation in the business community, and record of public service);
- business and/or professional expertise, experience and accomplishments;
- ability and willingness to devote sufficient time to the affairs of the Board and of the Company;
- diversity of viewpoints, backgrounds and experience from those of other nominees;
- the needs of the Company at the time of nomination to the Board; and
- the likely integration of a particular candidate's skills and personality with those of other nominees in building a Board that will be effective and responsive to the needs of the Company.

The Nominating and Governance Committee will give appropriate consideration to candidates for Board membership nominated by stockholders in accordance with the Company's by-laws, or as otherwise recommended and will evaluate such candidates in the same manner as other candidates identified to the Committee. Any such recommendations may be submitted in writing to the Chairman of the Nominating and Governance Committee, c/o Secretary, AK Steel Holding Corporation, 9227 Centre Pointe Drive, West Chester, Ohio 45069 and should contain whatever supporting material the stockholder considers appropriate. The Committee also will consider whether to nominate any person nominated by a stockholder pursuant to the provisions of the Company's by-laws relating to stockholder nominations as described below in "Stockholder Proposals for the 2009 Annual Meeting and Nominations of Directors." No such nominee was recommended by any security holder or security holder group for election at the 2008 Annual Meeting.

Public and Environmental Issues Committee

The Public and Environmental Issues Committee has four members and met five times in 2007. The primary purpose of the Public and Environmental Issues Committee is to review on behalf of the Board, and to advise management with respect to, significant public policy, environmental, legal, health and safety, and trade issues pertinent to the Company and its policies.

Attendance at Meetings

The Board of Directors met eleven times in 2007. The Company does not have a formal written policy regarding director attendance at the Annual Meeting, although directors are encouraged to attend the Annual Meeting. All directors attended the 2007 Annual Meeting in person or (with respect to one director) by telephone.

The Company expects each director to make a diligent effort to attend all Board meetings and meetings of those committees of which he or she is a member. During 2007, no director attended fewer than 75% of the aggregate of the total meetings of the Board and those committees of which he or she was a member.

Director Stock Ownership Guidelines

Effective July 21, 2005, upon the recommendation of the Nominating and Governance Committee, the Board adopted stock ownership guidelines for all non-employee directors. Those guidelines provide that each director should own shares of the Company's common stock equal in market value to five times the cash portion of the Board's annual retainer. By way of example, assuming the cash portion of the Board's annual retainer is $45,000, the target ownership level for a director would be $225,000. Directors who were in office as of the effective date of the guidelines are expected to attain the minimum level of target ownership by July 21, 2010. Under the policy, new directors are expected to attain the minimum level of target ownership within five years of the date on which they are first elected to the Board. All directors are in compliance with the policy, either by already owning shares in excess of the director's minimum target ownership level or by being on track to reach the applicable target ownership level within the compliance timeframe. For purposes of these guidelines, the term "ownership" includes: (a) shares of Company stock held directly by a director, (b) shares of Company stock held by a director's family member living in the same household, and (c) shares of Company restricted stock held directly by a director, whether or not yet vested. The term "ownership" does not include options to purchase stock.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's directors and officers, and persons who own beneficially more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission initial reports of ownership of the equity securities of the Company and reports of changes in that ownership. Exchange Act Rule 16a-3(e) requires officers, directors and greater-than-ten-percent beneficial owners to furnish the Company with copies of all reports that they file pursuant to Section 16(a).

To the Company's knowledge, based upon a review of the copies of the reports furnished to the Company and written representations from its executive officers and directors that no other reports were required, all Section 16(a) filing requirements applicable to the Company's officers and directors were complied with during 2007.

Presiding Director and Communication with the Board of Directors

The Company's Chairman of the Board presides over all Board meetings, except when the Board meets in executive session. The Lead Director presides over all "executive sessions" of the Board, which New York Stock Exchange rule 303A.03 defines as meetings in which the non-management directors of the Company meet without management participation.

Stockholders and interested parties may send communications to the Chairman of the Board, to the Lead Director or to any one or more of the other non-employee directors by addressing such correspondence to the name(s) of any specific director(s) or to the "Board of Directors" as a whole, and mailing it to: Secretary, c/o AK Steel Holding Corporation, 9227 Centre Pointe Drive, West Chester, Ohio 45069.

Board Independence

In March 2008, the Nominating and Governance Committee and the Board of Directors held meetings to review the independence of all current non-employee directors. In advance of the review meetings, each incumbent director was asked to provide the Board with detailed information regarding his or her business and other relationships with the Company and its affiliates, and with executive officers and their affiliates, to enable the Board to evaluate his or her independence.

Upon the recommendation of the Nominating and Governance Committee, and after considering all relevant facts and circumstances, the Board has affirmatively determined that none of the current non-employee incumbent directors (i.e., all of the incumbent directors except Mr. Wainscott) has a material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company) and all such non-employee incumbent directors qualify as "independent" as that term is defined in Rule 10A-3 of the Exchange Act and New York Stock Exchange Rule 303A. Directors have an affirmative obligation to inform the Board of any material changes that might impact their designation by the Board as "independent." This obligation includes all business relationships between the director and/or an immediate family member on the one hand and the Company and/or its affiliates and/or executive officers on the other.

In making its independence determination, the Board of Directors considered certain relationships between directors and companies with which such directors are or were affiliated. More specifically, those directors were Mr. Cuneo and Mr. Brinzo. Their relationships considered by the Board of Directors, the Board's determinations with respect to those relationships, and the principal bases for those determinations are described below.

Mr. Cuneo served as Senior Vice President at Toyota Motor North America, Inc. from 2000 to 2006, Corporate Secretary and Chief Environmental Officer of Toyota Motor North America, Inc. from 2004 to 2006, and Senior Vice President of Toyota Motor Manufacturing North America from 2001 to 2006. Mr. Cuneo currently provides consulting services to Toyota Motor Corporation and its North American subsidiaries, including Toyota Motor Manufacturing North America, with which the Company has a supply agreement. The Board of Directors has determined that Mr. Cuneo's previous service as an officer of the Toyota entities named above and his current service to Toyota as a consultant do not disqualify Mr. Cuneo from being deemed independent nor constitute a material relationship with the Company under the rules of the New York Stock Exchange. In making that determination, the Board principally considered the following: Mr. Cuneo's service as an employee and officer of a Toyota entity ended in 2006, more than a year prior to his becoming a Director of the Company on January 21, 2008; his consulting arrangement with Toyota does not include any compensation or services with respect to any contracts between the Company and any Toyota entity; and he does not have a direct or indirect material interest in any of those contracts.

Mr. Brinzo served as Chief Executive Officer of Cleveland-Cliffs Inc from January 2000 until he retired from the position in September 2006. Mr. Brinzo also served as Chairman of the Board of Cleveland-Cliffs Inc, from January 2000 until the May 2007 annual meeting of Cleveland-Cliffs Inc. The Company purchases a portion of its annual iron ore pellet requirements from Cleveland-Cliffs Inc under a seven-year contract entered into on November 10, 2006. Mr. Brinzo was elected to the Board of Directors of Alpha Natural Resources, Inc. in October 2006 and continues to serve as a member of that Board. At various times over the last several years, the Company has purchased metallurgical coal from Alpha Natural Resources, Inc. The Board of Directors has determined that Mr. Brinzo's previous service as Chief Executive Officer and Chairman of the Board of Cleveland-Cliffs Inc and a member of the Board of Directors of Alpha Natural Resources, Inc., do not disqualify Mr. Brinzo from being deemed independent nor constitute a material relationship with the Company under the rules of the New York Stock Exchange. In making that determination, the Board principally considered the following: Mr. Brinzo became a Director of AK Steel on January 19, 2007 after his employment with Cleveland-Cliffs Inc ended in September 2006 and after the Company entered into the supply contract with Cleveland-Cliffs Inc in November 2006; Mr. Brinzo is not a current or past employee of Alpha Natural Resources, Inc.; and Mr. Brinzo does not have a direct or indirect material interest in any of the contracts entered into between the Company and either Cleveland-Cliffs Inc or Alpha Natural Resources, Inc.

Related Person Transaction Policy

All related person transactions, as such transactions are defined by Item 404(a) of Regulation S-K, must be reviewed and approved or ratified by the Board (or a committee of the Board to whom such responsibility is delegated by the Board) for the purpose of determining whether such transactions are in, or not inconsistent with, the best interests of the Company and its shareholders.

Based on information submitted to the Company by directors and executive officers (on an annual basis) and nominees (prior to their election or appointment to the extent practicable), the Company develops a list of related persons, which it distributes to individuals in the Company who might reasonably be expected to have responsibility for a transaction or proposed transaction between the Company and a related person. Directors and executive officers are expected to timely update the information they submit to the Company in the event of relevant changes or developments.

The recipients of the list must provide prior notice to the Company's general counsel of any plans or intentions for anyone within their respective business units, departments or areas of responsibility to enter into any agreement by or on behalf of the Company with a related person. If the general counsel determines that the proposed transaction is a related person transaction, the transaction will be submitted to the Nominating and Governance Committee for its consideration and approval at its next meeting.

The Nominating and Governance Committee considers all available and relevant facts and circumstances in determining whether to approve a transaction submitted for its review, including if applicable:

- the benefits of the transaction to the Company;
- the impact on a director's independence in the event the related person is a director, an immediate family member of a director, or an entity in which a director is a partner, shareholder or executive officer;
- the availability of other sources for comparable products or services;
- the terms of the transaction; and
- the terms available to unrelated third parties or to employees generally with respect to a comparable transaction.

The Nominating and Governance Committee approves only those related person transactions that it determines are in, or are not inconsistent with, the best interests of the Company and its shareholders.

In the event that the Company enters into a legally binding related person transaction before approval by the Nominating and Governance Committee, then the Nominating and Governance Committee will review the transaction at its next meeting unless it is subject to an exemption. The Nominating and Governance Committee will determine whether to ratify a related person transaction by applying the same procedures and standards that it would have used to determine whether to approve a related person transaction. In the event that the Nominating and Governance Committee determines that it would not be appropriate to ratify the transaction, the Nominating and Governance Committee will identify the options available to the Company, including but not limited to rescission, amendment or termination of the related person transaction.

Documents Available on the Company's Website

The charters of the Audit, Compensation, and Nominating and Governance Committees, as well as the Company's Corporate Governance Guidelines, Code of Business Conduct and Ethics for AK Steel Directors, Officers and Employees and Code of Ethics for Principal Officers of AK Steel, are posted on the Company's website at www.aksteel.com. These documents also are available in print by mailing a request to: Secretary, AK Steel Holding Corporation, 9227 Centre Pointe Drive, West Chester, Ohio 45069.

DIRECTOR COMPENSATION

During 2007, each director who was not an employee of the Company received an annual retainer of $90,000 for service on the Board of Directors. Each non-employee director who chairs a committee of the Board of Directors receives an additional annual retainer. The annual retainer for the chair of the Audit Committee is $15,000. The annual retainer for the chair of the Compensation Committee is $12,500. The annual retainer for each of the chairs of the Nominating and Governance Committee and the Public and Environmental Issues Committee is $5,000. In addition, the Company pays non-employee directors $2,000 for each Board meeting that they attend and for each meeting that they attend of a committee of which they are a member. The Company reimburses all directors for the expenses they incur in attending those meetings.

Each non-employee director receives at least one-half of his or her annual retainer for service in the form of restricted shares of common stock of the Company. The balance of his or her annual retainer for service is paid in cash or, at the director's option, in the form of additional restricted shares of common stock. Director compensation is paid quarterly. The annual retainer portion of a director's compensation is paid prospectively and the attendance fee portion is paid retrospectively. Restricted shares are issued quarterly at the time the cash compensation is paid and are valued at the fair market price on the date of issuance. The restrictions on the restricted shares of common stock lapse on the date the director completes his or her full tenure on the Board due to the director's attainment of mandatory retirement age, the election by the shareholders of a replacement director, or the director's death or disability.

In addition to the above-described annual retainer and meeting fees paid to all non-employee directors, Mr. Jenkins was also paid an annual fee for 2007 in the amount of $60,000 for his service as Lead Director of the Board of Directors.

Under the Director Deferred Compensation Plan, each year a director may elect to defer any portion of his or her annual retainer or other director fees which is not paid in the form of restricted stock.

Upon first being elected to the Board, each non-employee director is granted options under the Company's Stock Incentive Plan to purchase a total of 10,000 shares of the Company's common stock. The option price for each share is the fair market value of the share as defined in the Company's Stock Incentive Plan. Under the terms of the Stock Incentive Plan, fair market value is calculated based on the average of the high and low market price for shares of the Company's common stock traded on the grant date. On the fifth anniversary date of becoming a non-employee director, as provided under Section 6.1(b) of the Company's Stock Incentive plan, each director may receive options in an amount similar to the initial 10,000 options granted when he or she was first elected to the Board. Restrictions on the right to exercise the options lapse on the first anniversary of the date of grant and such options may be exercised at any time thereafter until the tenth anniversary of the grant date or three years after retirement from the Board, whichever is sooner.

An employee of the Company who serves as a director receives no additional compensation for such service.

DIRECTOR COMPENSATION TABLE

The following table summarizes the total compensation paid to each Director who was a member of the Board during the fiscal year ended December 31, 2007.

Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)(4)	Option Awards ($)(5)	Total ($)
Richard A. Abdoo(2)	$ 75,056	$67,444	$81,649	$224,149
John S. Brinzo	$ 72,785	$42,715	$89,412	$204,912
William K. Gerber	$ 87,036	$44,964	$94,400	$226,400
Dr. Bonnie G. Hill	$ 85,036	$44,964	$81,649	$211,649
Robert H. Jenkins	$154,036	$44,964	$81,649	$280,649
Lawrence A. Leser(3)	$ 60,025	$22,475	$74,361	$156,861
Daniel J. Meyer	$102,102	$44,964	$81,649	$228,715
Ralph S. Michael, III	$ 26,305	$20,293	$96,700	$143,298
Shirley D. Peterson	$ 85,036	$44,964	$ 0	$130,000
Dr. James A. Thomson	$ 94,036	$44,964	$81,649	$220,649

(1) Mr. James L. Wainscott, the Company's Chairman, President and Chief Executive Officer, is not included in this table because he is an employee of the Company and thus receives no compensation for his service as a Director. Mr. Wainscott's compensation from the Company is reported in the Summary Compensation Table beginning on page 40. Mr. Dennis C. Cuneo is not included in the table because he did not join the board until January 21, 2008.

(2) Each non-employee director receives at least one-half of his or her annual retainer for service in the form of restricted shares of common stock of the Company, with an opportunity to elect to take a greater portion of such stock. Mr. Abdoo elected to take an additional portion of his compensation in the form of restricted stock during 2007.

(3) Mr. Lawrence A. Leser retired from the Board in May, 2007.

(4) 50% of each Director's annual retainer is automatically paid in the form of quarterly grants of restricted stock of the Company. The average of the high and low selling price of the Company's common stock on the date the retainer is to be paid is used to calculate the number of shares to be issued. As of December 31, 2007 each Director held the following number of restricted shares: Mr. Abdoo, 37,071; Mr. Brinzo, 1,813; Mr. Gerber, 1,940; Dr. Hill, 30,253; Mr. Jenkins, 44,479; Mr. Meyer 29,885; Mr. Michael, 705; Mrs. Peterson, 15,910; and Dr. Thomson, 29,023.

(5) The amounts included in this column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007 in accordance with FAS 123R, "Share-Based Payment". Except for Messrs. Brinzo, Gerber and Michael, the amounts included in the column are those amounts recognized in 2007 for options granted to the directors in December 2006. Options were awarded to Messrs. Brinzo, Gerber and Michael effective with the date each became a member of the Board of Directors. Mr. Brinzo's stock option award was made on January 19, 2007; Mr. Gerber's stock option award was made on January 1, 2007; and Mr. Michael's stock option award was made on July 20, 2007. The fair value for options granted on the grant dates was $93,300 for Mr. Brinzo; $94,400 for Mr. Gerber; and $216,700 for Mr. Michael. Restrictions on the right to exercise options granted to the directors lapse one year from grant date, and therefore ordinarily are expensed over a 12-month period following their grant date. As of December 31, 2007, each director had the following number of options outstanding: Mr. Abdoo, 10,000; Mr. Brinzo, 10,000; Mr. Gerber, 10,000; Dr. Hill, 10,000; Mr. Jenkins, 10,000; Mr. Meyer, 20,000; Mr. Michael, 10,000; and Dr. Thomson, 10,000. Mr. Leser also held 10,000 options on December 31, 2007. A discussion of the assumptions used to calculate the value of the stock options reported in this column is located in Note 3 to the Notes to Consolidated Financial Statements on pages 74-76 of our 2007 Annual Report on Form 10-K.

STOCK OWNERSHIP

Directors and Executive Officers

The table below provides stock ownership information as of April 1, 2008 with respect to the beneficial ownership of the Company's common stock by: (i) each Named Executive listed in the Summary Compensation Table beginning on page 40, (ii) each current director and each nominee for election as a director, and (iii) all current directors, executive officers and Named Executives of the Company as a group.

Directors and Executive Officers	Shares Owned Beneficially(1)	Percentage of Outstanding Shares(2)
Richard A. Abdoo	48,383	*
John S. Brinzo	12,021	*
Dennis C. Cuneo	733	*
Albert E. Ferrara, Jr.	56,107	*
Douglas W. Gant	84,781	*
William K. Gerber	12,148	*
Dr. Bonnie G. Hill	32,411	*
David C. Horn	158,987	*
Robert H. Jenkins	57,637	*
John F. Kaloski	90,722	*
Daniel J. Meyer	53,093	*
Ralph S. Michael, III	1,913	*
Shirley D. Peterson	16,118	*
Dr. James A. Thomson	39,331	*
James L. Wainscott	621,848	*
All current and nominee directors and executive officers as a group (17 persons)	1,372,359	1.23%

(1) The amounts in this column include options to purchase shares of AK Steel Holding Corporation common stock exercisable before May 29, 2008 as follows: Messrs. Abdoo, Brinzo, Gerber, Jenkins, and Thomson 10,000 shares each and Mr. Meyer 20,000 shares; Mr. Wainscott, 283,332 shares; Mr. Horn, 51,666 shares; Mr. Kaloski,10,000 shares; and Mr. Gant, 20,000 shares.

(2) An asterisk indicates ownership of less than 1%.

Other Beneficial Owners

The table below provides information with respect to each person known by the Company to own beneficially more than 5% of the outstanding common stock of the Company as of April 1, 2008:

Name and Address of Beneficial Owner	Shares Owned Beneficially	Percentage of Outstanding Shares
GS Investment Strategies, LLC 1 New York Plaza New York, NY 10004	6,137,100(1)	5.48%(1)
The Tontine Group 55 Railroad Avenue Greenwich, CT 06830	6,920,498(2)	6.18%(2)
Harbinger Capital Partners Master Fund I, Ltd. c/o International Fund Services (Ireland) Limited Third Floor, Bishop's Square Redmond's Hill Dublin 2, Ireland	14,561,045(3)	13.00%(3)
Harbinger Capital Partners Offshore Manager, L.L.C. HMC Investors, L.L.C. Harbert Management Corporation Harbinger Capital Partners Special Situations Fund, L.P. Raymond J. Harbert Michael D. Luce One Riverside Parkway South Birmingham, AL 35244 Philip Falcone 555 Madison Avenue, 16th Floor New York, NY 10022		
JGD Management Corp. c/o York Capital Management 767 Fifth Avenue, 17th Floor New York, NY 10153	14,718,430(4)	13.14%(4)

(1) Based on information contained in a statement on Schedule 13G dated December 31, 2007 and filed February 12, 2008, GS Investment Strategies, LLC has sole investment power and sole voting power over 6,137,100 shares of the outstanding common stock of the Company.

(2) Based on information contained in a statement on Schedule 13G/A, dated December 31, 2007, and filed January 18, 2008, a group consisting of Tontine Partners, L.P., Tontine Management, L.L.C., Tontine Capital Partners, L.P., Tontine Capital Management, L.L.C., Tontine Overseas Associates, L.L.C., Tontine Overseas Fund, Ltd. and Jeffrey L. Gendell (individually and as a managing member of Tontine Management, L.L.C., general manager of Tontine Partners, L.P., and as managing member of Tontine Capital Management, L.L.C., general partner of Tontine Capital Partners, L.P., and as managing member of Tontine Associates, L.L.C.) collectively owned beneficially with shared voting and dispositive power an aggregate of 6,920,498 shares as of the date of that statement.

(3) Based on information contained in a statement on Schedule 13G/A, dated February 29, 2008 and filed March 4, 2008, Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Offshore Manager, L.L.C., and HMC Investors, L.L.C. each had sole voting power over 0 shares, shared voting power over 8,820,697 shares, sole dispositive power over 0 shares and shared dispositive power over 8,820,697 shares. That same filing provided that Harbert Management Corporation, Philip Falcone, Raymond J. Harbert, and Michael D. Luce each had sole voting power over 0 shares, shared voting power

over 13,231,045 shares, sole dispositive power over 0 shares and shared dispositive power over 13,231,045 shares. Subsequently on March 27, 2008, Harbert Management Corporation filed a Form 4 which indicated beneficial ownership of a total of 14,561,045 shares of the outstanding common stock of the Company. The Form 4 stated that 9,824,030 of those shares were owned through Harbinger Capital Partners Master Fund I, Ltd. and 4,737,015 of the shares were owned through Harbinger Capital Special Situations Fund, L.P. The Form 4 also stated that the shares reported in that filing may be deemed to be beneficially owned by Harbert Management Corporation, Philip Falcone, Raymond J. Harbert, and Michael Luce.

(4) Based on information contained in a statement on Schedule 13G/A, dated December 31, 2007 and filed February 14, 2008, JGD Management Corp. has sole investment power and sole voting power over 14,718,430 shares of the outstanding common stock of the Company.

Equity Compensation Plan Information

The table below provides information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by security holders	1,152,097	$10.039	4,827,132

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary and Historical Perspective

In 2003, the Company was facing very serious financial and business challenges. The Board took decisive action to address these challenges, including replacing the then-existing top management of the Company in the fall of 2003. In addition, the Board, through its Compensation Committee, made significant changes to the compensation program for the Company's Executive Officers. Those changes have been described in more detail in the various Proxy Statements which have been filed since the fall of 2003, but they principally included (i) significant reductions in severance benefits, (ii) changes in the calculation of termination benefits in the event of a change in control, (iii) adopting a policy requiring shareholder approval of severance agreements with senior executives providing benefits in excess of a specified amount, (iv) adopting stock ownership guidelines for Executive Officers, (v) changing the metrics used to determine incentive awards under the annual and long-term incentive plans, and (vi) instituting the use of performance-based shares as part of the equity awards to Executive Officers.

All of these changes were intended to reflect prevailing principles of good corporate governance, including emphasizing pay-for-performance in executive compensation, while at the same time creating a strong incentive for the new management team to stay with the Company and work diligently to turn it around financially. Over the course of the past four and one- half years, the new management team has stayed with the Company and has been extraordinarily successful in their turnaround efforts. In 2007, the Company experienced its best-ever year financially, with record performance in all significant metrics used to measure the financial performance of the Company. At the same time, the Company improved what was already the best safety record in the steel industry and re-established itself as having the best quality in the steel industry based upon an independent survey of steel industry customers. Since the top management change in the fall of 2003, the Company went from reporting a net loss of $560.4 million in 2003 to reporting net income of $387.7 million in 2007. The Company's cash position has improved from approximately $55 million at the end of 2003 to over $713 million at the end of 2007. During that same time frame, the Company contributed $609 million to its pension fund and redeemed approximately $663 million in long term debt, including $450 million in senior notes not due until 2009. The result has been that the Company's stockholders have been rewarded with an approximate 3000% increase in the price of the Company's common stock, from a closing price of $1.91 on September 25, 2003 to a recent closing price of $57.91 on April 1, 2008.

The compensation reported for 2007 in this Proxy Statement reflects that outstanding performance, not only in 2007, but also in the preceding years. It was during those years that the management team laid the foundation for the Company's record-breaking performance in 2007. Thus, the 2007 compensation for the management team includes a maximum payout under the Company's annual incentive plan (reflecting the best-ever performance of the Company in 2007) and a near-maximum payout under the Company's long-term incentive plan (reflecting the exceptional performance of the Company during the three-year performance period ending in 2007). It also includes a payout of performance shares at the maximum amount for the three-year performance period ending in 2007, reflecting the extraordinary increase in the price of the Company's common stock during that period. Particularly when viewed in the context of the Company's financial performance in 2007, the Company's financial turnaround since the fall of 2003—including the most recent three-year performance period directly impacting executive compensation—and the Company's stock price performance since the fall of 2003, the Committee believes that the compensation reported for 2007 in this Proxy Statement is appropriate.

The extraordinary increase in the price of the Company's common stock clearly has inured to the benefit of the Company's stockholders. It also appropriately has inured to the benefit of the Company's Executive Officers, who received equity awards in 2004 and other early years of the Company's turnaround when the Company's stock price was less than it is now. Because of the successful turnaround of the Company and consequent increase in stock price, the equity awards granted to the Executive Officers in those early years now have vested and are providing significant value to the Executive Officers. This, too, the Compensation Committee views as being the appropriate result of the excellent job that the Company's management has done for the stockholders over the past several years.

In summary, in 2003 the Board decided to change the top management of the Company and to change the executive compensation program of the Company to focus on retaining the new top management of the Company and providing them with a strong incentive to work diligently and effectively to turn the Company around financially and put it back on a path of sustained profitability. That emphasis on "pay for performance" was successful and has inured to the benefit of all of the Company's stakeholders, including its stockholders, bondholders, and employees, as well as its management, who led the turnaround effort. The Compensation Committee believes that the compensation reported for 2007 in this Proxy Statement appropriately reflects that success. The Compensation Committee further believes that it is appropriate to continue this program given the highly competitive nature of the steel industry, the need to encourage and incent the top management of the Company to continue to improve the financial performance of the Company, and the benefits of retaining the existing top management in light of its strong track record of improving the performance of the Company.

Compensation Committee

The Compensation Committee (the "Committee") of the Board of Directors is responsible for determining the compensation of the Company's Executive Officers. When the Committee deems it appropriate, it may, at its discretion, seek ratification of its determinations by the Board. For purposes of this discussion, the term "Executive Officers," when capitalized, includes the following in reference to 2007:

James L. Wainscott—Chairman of the Board, President and Chief Executive Officer

David C. Horn—Sr. Vice President, General Counsel and Secretary

John F. Kaloski—Sr. Vice President, Operations

Albert E. Ferrara, Jr.—Vice President, Finance and Chief Financial Officer

Douglas W. Gant—Vice President, Sales and Customer Service

Alan H. McCoy—Vice President, Government and Public Relations

Thomas F. McKenna—Vice President, Labor Relations

Lawrence F. Zizzo—Vice President, Human Resources

Committee Membership and Meetings

The Committee is comprised entirely of Directors who are not current or former employees or officers of the Company and who have been determined by the Board of Directors to meet the independence standards of the Securities and Exchange Commission ("SEC") and the New York Stock Exchange. Each member of the Committee is also an "outside" Director for purposes of Section 162(m) of the Internal Revenue Code (the "Code"). There currently are four members of the Committee. They are Richard A. Abdoo, John S. Brinzo, Dr. Bonnie G. Hill and Robert H. Jenkins. Mr. Abdoo is the Chair of the Committee. The Committee has five regularly scheduled meetings each year and holds other meetings as necessary. Agendas for the meetings generally are developed based upon the Committee's responsibilities under its Charter and collectively are intended to ensure that the Committee satisfies all of those responsibilities, with such additions to the agendas as Mr. Abdoo determines are appropriate in consultation with other members of the Committee and with Mr. Wainscott, Mr. Zizzo and/or Mr. Horn. Members of management, typically including Messrs. Wainscott, Horn and Zizzo, ordinarily are present at the start of each meeting, but the Committee typically also meets in executive session without any members of management present prior to the conclusion of each meeting. Mr. Claude E. Johnston of Frederic W. Cook & Co., Inc., the Committee's consultant for executive compensation matters, also typically attends each meeting including, as appropriate, a portion of the executive sessions.

Committee Charter and Responsibilities

The general function of the Committee is to oversee the Company's management compensation policies and practices and its policies and programs with respect to succession planning and the development of senior management personnel. The Committee operates under a written charter reviewed and approved by the full Board of Directors of the Company. The Committee's Charter describes its specific responsibilities and is available at www.aksteel.com.

Committee Support and Discharge of its Responsibilities

In discharging its responsibilities, the Committee is empowered to inquire into any matter that it considers appropriate to carry out its responsibilities, with access to all books, records, facilities and personnel of the Company. The Committee has the power to retain outside counsel and compensation consultants or other advisors to assist it in carrying out its responsibilities. The Company is required to, and does, provide adequate resources to support the Committee's activities, including compensation of the Committee's counsel, consultants and other advisors. The Committee has the sole authority to retain, compensate, direct, oversee and terminate such counsel, compensation consultants, and other advisors hired to assist the Committee and all such advisors are ultimately accountable to the Committee. In 2007, the Committee retained an executive compensation consultant (see discussion below), but did not hire any other advisors. The Committee may form, and delegate any of its responsibilities to, a subcommittee so long as the subcommittee is solely comprised of one or more members of the Committee.

Use of Executive Compensation Consultant

In connection with the determination of the compensation packages for 2007 of the Company's Named Executive Officers—*i.e.*, Messrs. Wainscott, Ferrara, Gant, Horn and Kaloski (the "NEOs")—identified in the Summary Compensation Table beginning on page 40 of this Proxy Statement, the Committee retained Mr. Claude Johnston, through his employer Frederic W. Cook & Co., as its consultant for executive compensation matters. Mr. Johnston has provided executive compensation consulting services to the Committee since 2003. Mr. Johnston reports directly to the Committee, but works with management on behalf of the Committee, in particular the Company's Vice President, Human Resources and its Secretary, to develop internal compensation data and to implement compensation policies, plans and programs. Mr. Johnston also works with Mr. Wainscott to assist him in developing his recommendations to the Committee for non-CEO Executive Officer compensation packages. Mr. Johnston provides analytical assistance and data to the Committee with respect to the design, implementation and evaluation of the Company's compensation program for Executive Officers. This includes providing assistance to the Committee in identifying similarly-situated companies to be included in a peer group used to develop competitive data to use in the determination annually of base salary, annual and long-term incentives, and equity grants, as well as periodically compiling survey data from that peer group and, if appropriate, other companies. Mr. Johnston also assists the Committee in developing, evaluating and administering incentive plans, agreements addressing post-termination benefits, and other ongoing compensation-related arrangements or benefits. On request, Mr. Johnston also provides consulting services to the Board with respect to Director compensation matters. Neither Mr. Johnston nor his employer, Frederic W. Cook & Co., Inc., provides any other services to the Company.

Company Compensation Philosophy

The Company's compensation philosophy, as determined by the Committee and approved by the Board, is that a compensation program should strengthen the commonality of interests between management and the Company's stockholders, while at the same time enabling the Company to attract, motivate and retain executives of high caliber and ability who will drive the Company's success. Consistent with the objective of strengthening the commonality of interests between management and the Company's stockholders, the Committee believes that a significant portion of the overall compensation package for each of the Company's Executive Officers should include components that link the executive's compensation to the Company's performance, including performance-based vesting provisions for a portion of the equity incentives awarded to each Executive Officer. The Committee further believes that the Company's compensation program should be designed to reward superior performance and to provide financial consequences for below-market performance. Consistent with that design objective, and the goal of attracting, motivating and retaining executives of high caliber and ability who will drive the Company's success, the Committee attempts to establish a fair and reasonable compensation package for each Executive Officer that reflects not only the relative performance of the Company against its peers, but also is competitive relative to the Executive Officer's peers, both inside and outside the Company. The percentage of total compensation that is performance-based generally will increase with the level of seniority and/or responsibility of the executive. There is no set formula or policy, however, with respect to the allocation between performance-based and non-performance based compensation. Nor is there any set formula or policy with respect to the allocation between cash and non-cash compensation.

The Committee periodically reviews the effectiveness and competitiveness of the Company's executive compensation philosophy and program with the assistance of an independent consultant. Since 2003, the independent consultant has been Mr. Johnston. Typically that review occurs during the Committee's October meeting, in anticipation of and preparation for the determination of executive compensation packages at its following January meeting. If the Committee decides that changes to the compensation philosophy and program are appropriate, they are recommended to the full Board for approval. If approved, the changes are applied prospectively.

Specific Compensation Policies

Shareholder Approval of Severance Agreements with Senior Executives

The Board has a policy concerning shareholder approval of certain severance agreements with the Company's senior executives. That policy provides that the Board should seek shareholder approval or ratification of severance agreements with the Company's senior executives entered into on or after May 13, 2003 if such agreements require payment of benefits attributable to severance in an amount exceeding 2.99 times the sum of the senior executive's annual base salary plus annual and long term incentive bonuses payable for the then-current calendar year. For purposes of this policy, the term "severance agreement" means an employment agreement, retirement agreement or change-in-control agreement which contains a provision for payment of benefits upon severance of employment with the Company, as well as renewals, modifications or extensions of such agreements. The term "senior executive" means the Chief Executive Officer, President, principal financial officer, principal accounting officer and any elected Vice President of the Company. The term "benefits" means lump-sum cash payments (including cash payments in lieu of medical benefits and excluding gross up payments to cover excise taxes) and the estimated present value of future periodic cash payments to be paid to a senior executive in excess of what he or she otherwise would be entitled to receive under the terms of any qualified or non-qualified company pension or employee benefit plan.

Stock Ownership Guidelines for Executive Officers

The Board also has a policy concerning stock ownership guidelines for Executive Officers. The principal objective of the policy is to enhance the linkage between the interests of shareholders and executive management through a minimum level of stock ownership. In addition, the policy's guidelines are intended to provide Executive Officers with direction as to when they may sell shares. The policy establishes a "target ownership" guideline for the Company's common stock for each Executive Officer. The guideline typically is expressed as a number of shares equal in market value to a multiple of the Executive Officer's annual base salary. The target ownership guideline set for each Executive Officer varies in amount based upon that person's relative level of seniority and responsibility. Among the NEOs, the target ownership guideline for Mr. Wainscott is a number of shares equal in market value to three times his annual base salary at the time the guidelines were established. The ratio for Messrs. Horn and Kaloski is one-and-one-half times their then-annual base salary. For Messrs. Ferrara and Gant, the ratio is one times their then-annual base salary. Once established, an Executive Officer's target ownership guideline does not re-adjust automatically as a result of changes in his or her base salary or changes in the price of the Company's stock. However, the Committee may, from time to time, reevaluate and revise a particular Executive Officer's target ownership guideline in light of such changes. For purposes of the policy, "ownership" includes (i) shares of Company stock held directly by an Executive Officer, (ii) shares of Company stock held by an Executive Officer's family member living in the same household, and (iii) shares of Company restricted stock held directly by an Executive Officer, whether or not yet vested. "Ownership" does not include options, whether vested or unvested, to purchase stock. Executive Officers are expected to attain the minimum level of target ownership within a period of three years from the effective date of the policy or from the date he or she is first elected as an Executive Officer, whichever is later. Currently, each of the Executive Officers is in compliance with the stock ownership guidelines.

2007 Compensation Process and Program Overview

Compensation Determination Timing

Although the Committee receives and considers data, reports, and other information throughout the year in the course of performing its responsibility to oversee the Company's management compensation policies and practices, the Committee typically determines the annual compensation package for each of the Executive Officers, including equity grants and participation in any annual or long-term incentive programs, at its January meeting each year. The 2007 compensation determinations for each of the Company's Executive Officers were made at the Committee's January 2007 meeting.

Use of Competitive Data in the Compensation Determination Process

The Committee engaged Mr. Johnston, through his employer Frederic W. Cook & Co., Inc., as its executive compensation consultant to provide assistance to the Committee in determining appropriate annual compensation packages for 2007. The Committee directed Mr. Johnston to develop competitive compensation data based upon publicly available information from the Company's peer group as well as general industry surveys for similarly-sized companies. (See the discussion below for a list of who is in this peer group and the criteria used to establish it.) In making its compensation determinations for 2007, the Committee relied upon and considered this data as a factor in its determination, but it does not have a policy or practice of utilizing a particular compensation percentile as a benchmark for purposes of determining initial or subsequent salary levels. Rather it uses this competitive data principally in two respects. First, it provides one measure for assessing the reasonableness of any compensation package the Committee is considering for an Executive Officer. Second, it assists the Committee in implementing its goal of retaining executives of high caliber by enabling the Committee to better understand what competitors may pay to attract away an existing Executive Officer and what the Company must pay to attract to the Company a candidate for an Executive Officer position.

Peer Companies

The competitive surveys include compensation data from various industrial companies with sales, size and scope reasonably comparable to those of the Company, as well as other large publicly-owned, United States-based companies in the steel industry. For purposes of determining the 2007 compensation of the Company's Executive Officers, that peer group consisted of the following companies:

- Allegheny Technologies, Inc.
- American Axle & Manufacturing Holdings
- ArvinMeritor, Inc.
- Commercial Metals Company
- Eaton Corporation
- MeadWestvaco Corporation
- Nucor Corporation
- Precision Castparts Corp.
- Rohm and Hass Company
- Smurfit-Stone Container Corporation
- Tenneco Automotive Inc.
- The Timken Company
- United States Steel Corporation
- Worthington Industries, Inc.

The Committee periodically reviews this peer group to evaluate whether it remains reasonable and appropriate. The Committee reviewed the peer group in January of 2008. At that time, the Committee concluded that the then-existing peer group continues to be reasonable and appropriate and determined not to make any changes to it.

Use of Tally Sheets

The Committee utilizes tally sheets to review the amounts payable under each element of an NEO's compensation, as well as the aggregate value, in the event of a circumstance which would trigger payment of post-termination compensation. Those tally sheets are prepared by Mr. Johnston, with the assistance of the Company's independent outside actuary, and are reviewed by him with the Committee. The Committee used the tally sheets, in conjunction with the competitive data noted above, as a measure for assessing the reasonableness of the compensation packages approved by the Committee for an Executive Officer, including the NEOs. This assessment of reasonableness included a comparison of the compensation packages of each Executive Officer for internal equity between and among the Executive Officers, as well as a comparison of the compensation packages of each Executive Officer to relevant executive positions in the Company's peer group.

2007 Compensation Process

With respect to all of the Company's Executive Officers, including its NEOs, the Committee followed its stated process for determining 2007 compensation packages. In accordance with that process, the Committee considered the following factors in establishing base salaries and target performance award opportunities of, and determining awards of restricted stock, performance shares and stock options to, individual Executive Officers, including the NEOs:

- Frederic W. Cook & Co., Inc.'s competitive data report;
- the Company's safety, quality and financial performance in 2007 and the trends associated with these performance metrics over the last few years;
- the Board's evaluation of each Executive Officer's relative contribution to the Company's performance during those periods;
- the performance of the Company's publicly traded securities during those periods;
- the highly competitive nature of the steel industry; and
- the need to retain and motivate the management team to continue the Company's financial improvement and compete effectively in the highly competitive steel industry, especially given the disadvantages the Company has in competing against steel companies which either have shed or never had significant retiree pension and healthcare obligations.

The Committee also met with Mr. Wainscott as CEO and President of the Company with respect to each of the other Executive Officers, including the other NEOs. Mr. Wainscott provided his evaluation of the NEOs' performance for the Committee's consideration in its determination of their respective compensation packages. Mr. Wainscott also made a recommendation to the Committee for its consideration with respect to what he believed would be an appropriate compensation package for each Executive Officer (other than himself), including each of the other NEOs.

The Committee generally follows the same compensation process described above with respect to Mr. Wainscott (except that he does not make any recommendations with respect to his own compensation). However, the Committee also employs additional procedures in connection with its determination of Mr. Wainscott's compensation. These additional procedures, which were part of the process used to determine his 2007 base salary and target incentive compensation, include conducting and considering an annual performance evaluation of Mr. Wainscott as the CEO and President of the Company. More specifically, in connection with the determination of Mr. Wainscott's 2007 base salary and target incentive compensation, the Committee evaluated his 2006 performance as CEO and President of the Company. For that purpose, the Committee approved prior to its January 2007 meeting a written performance evaluation form to be completed by all members of the Board. Mr. Wainscott completed a self-evaluation using the same evaluation form. All of these completed forms were returned to the Chairman of the Committee and were then summarized and presented by the Chairman to the full Board. In addition, each year Mr. Wainscott prepares a list of proposed annual goals and objectives for himself and the Company and provides that list to the Committee. Mr. Wainscott prepared such a list for 2006 and the Committee approved his proposed 2006 goals and objectives at its January 2006 meeting. The Board considered that approved list of 2006 goals and objectives in connection with its January 2007 evaluation of Mr. Wainscott's 2006 performance. Those goals and objectives addressed the following subjects: customer needs, total employment costs, raw materials strategies, increasing electrical steel production, major capital projects, improving financial performance, cash utilization, resolution of certain pending environmental matters, improving fundamental operating measures, and management team development.

Management Role in the Compensation Process

Mr. Wainscott makes recommendations to the Committee, in consultation with Mr. Johnston as the Committee's executive Compensation Consultant, with respect to the annual compensation packages for all of the Executive Officers other than himself. See the discussion above of the *2007 Compensation Process*. In addition, as part of a special recognition program for all employees and subject to the ratification of the Committee and the Board when applied to Executive Officers, Mr. Wainscott may grant special recognition cash awards to Executive Officers for extraordinary performance in an amount up to one month of base salary. See the discussion below of *2007 Special Recognition Awards*. Other than Mr. Wainscott, the only member of management who provides a recommendation to the Committee with respect to the annual executive compensation program is Mr. Zizzo in his capacity as Vice President, Human Resources. Mr. Zizzo makes a recommendation to the Committee each year with respect to the goals used for purposes of determining performance awards in the next performance cycle under the Company's Annual Management Incentive Plan (the "Annual Incentive Plan") and Long Term Performance Plan (the "Long Term Plan"). This includes goals for safety, quality and net income for performance under the Annual Incentive Plan and cumulative earnings-before-interest-taxes-depreciation-and-amortization, or "EBITDA," for performance under the Long Term Plan. Mr. Zizzo's recommendation with respect to such goals takes into consideration the Company's performance against the goals of the prior performance cycle, consultation with Mr. Wainscott and other management personnel concerning the anticipated performance of the Company in the next performance cycle with respect to those goals, and an evaluation of what would be a realistic, but appropriately demanding, performance level for each specific goal. Mr. Zizzo also evaluates and recommends to the Committee on an annual basis, after consulting with Mr. Wainscott and other management personnel, appropriate metrics for measuring the safety and quality performance factors under the Annual Incentive Plan, as well as an appropriate weighting of those factors and the net income factor for purposes of determining a performance award up to the target level under the Annual Incentive Plan. (See discussion below for more information with regard to the structure and operation of the Annual Incentive Plan). Mr. Zizzo further evaluates and makes recommendations to the Committee with respect to the design and implementation of the various incentive plans, retirement plans, and other ongoing compensation-related arrangements and benefits for the Executive Officers.

Committee Conclusion and Action with respect to 2007 Compensation Packages

After following its stated compensation process, and discussing the factors set forth above, the Committee concluded at its January 2007 meeting that the 2007 compensation packages under consideration for each of the Company's Executive Officers, including the NEOs, were consistent with the Company's compensation philosophy and were reasonable, competitive and appropriate, both individually and taken as a whole. The Committee further concluded that these packages reflected current conditions at the Company and in the industry, and would provide adequate and appropriate incentives to the Executive Officers to stay with the Company and to work diligently and effectively to improve its performance, not only in 2007 but for a longer term.

The Committee therefore approved the compensation packages for 2007 that are reflected in the Summary Compensation Table beginning on page 40 of this Proxy Statement. The Committee then reported its action to the Board and recommended that the Board ratify the compensation packages approved by the Committee. After consideration and discussion by the Board as a whole, the Board ratified those packages at its January 2007 meeting.

Executive Compensation Program Elements

The key elements of the Company's executive compensation program for its NEOs are:

- base salary;
- annual performance awards under the Company's Annual Incentive Plan;
- long-term performance awards under the Company's Long Term Plan;
- awards of stock options, restricted stock and performance-based equities under the Company's Stock Incentive Plan (the "Stock Plan"); and
- certain employee benefits, perquisites and post-employment benefits.

Each of these elements is addressed separately below.

Base Salary

The salary level for an NEO is assigned initially based upon experience, expertise, job responsibilities and competitive data, including a review of the salary levels for comparable positions at other similarly-situated major corporations as disclosed in competitive data presented by Mr. Johnston. As noted above, the individual performance of each NEO other than Mr. Wainscott is reviewed by the Committee with Mr. Wainscott. Mr. Wainscott's individual performance is reviewed by the Committee based upon a written evaluation by the Board of Mr. Wainscott's performance against various goals and objectives. The Committee also reviews the base salary levels of the NEOs for internal consistency and equity relative to each other. The principal factors in determining whether to increase, maintain, or decrease an annual base salary for an NEO are individual performance, Company performance, changes in job responsibility, and competitive market compensation data and trends. The Committee does not rely on any specific formula, nor does it assign specific weights to the various factors used in determining base salaries. Strong individual performance and strong Company performance would generally result in above-market increases. Below-market increases, no increases or, potentially, decreases would generally occur in years when both individual performance and Company performance are below expectations.

Annual Incentive Awards

The Company provides annual cash performance awards to its employees, including its NEOs, pursuant to its Annual Incentive Plan. This component of an NEO's compensation is intended to motivate the NEO to focus on both financial and non-financial annual performance-based goals that directly impact shareholders. Under the terms of the Annual Incentive Plan, a participant can earn a performance award based upon the annual performance of the Company against goals established for three different performance factors: safety, quality and net income. The Committee assigns an annual threshold goal and target goal for each of these performance factors at the start of the year. The Committee also assigns an annual goal for the net income factor which, if achieved, would result in payment of the maximum performance award under the Annual Incentive Plan. No performance awards are paid under the Annual Incentive Plan for performance below the threshold goal absent exceptional circumstances and action by the Committee. An example of the type of exceptional circumstance necessary for the Committee to exercise its discretion to approve a performance award despite below threshold performance occurred with respect to 2006. For 2006, the Company performed at the target level with respect to the customer claims metric of the quality component of the Annual Incentive Plan, but not with respect to the other two metrics for quality. The Committee exercised its discretion to approve the payment of performance awards at the target level for the quality component of the Annual Incentive Plan based exclusively upon the Company's outstanding performance with respect to customer claims. The Committee did so because in 2006 the Company not only achieved its target goal, but also had its best ever performance with respect to customer claims despite the fact that the Company operated its largest plant at Middletown, Ohio with temporary replacement workers and salaried employees for the last ten months of 2006 due to a labor dispute. The Committee recognized that, ultimately, the most critical component of the Company's quality performance is the extent to which it delivers high quality, defect-free steel to its customers and that the Company's quality performance in that regard in 2006 was best reflected by its record-low incidence of customer claims. The Committee also believed that it was important to reward the Company's Annual Incentive Plan participants who worked diligently and successfully in 2006 to ensure that the quality of the steel delivered to the Company's customers was not negatively impacted by the labor dispute at the Middletown Works.

Through 2007, a performance award at the target level would be paid under the Annual Incentive Plan to the CEO in an amount equal to base salary and a performance award at the maximum level would be paid in an amount equal to two times base salary. For the other NEOs, a performance award at the target level would be paid in an amount equal to one-half of base salary and a performance award at the maximum level would be paid in an amount equal to base salary. At its January 2008 meeting, however, the Committee modified the percentage of base salary which an Executive Officer could be awarded under the Annual Incentive Plan. These changes were made as part of the determination of 2008 compensation packages for the Executive Officers and were intended to increase the portion of an Executive Officer's total compensation which is performance-based. Thus, beginning in 2008, a performance award at the target level would be paid under the Annual Incentive Plan to the CEO in an amount equal to 110% of base salary and a performance award at the maximum level would be paid in an amount equal to 220% of base salary. For the other NEOs, and depending upon the NEO's position, a performance award at the target level would be paid in an amount equal to either 60% or 65% of base salary and a performance award at the maximum level would be paid in an amount equal to either 120% or 130% of base salary. Performance awards between the threshold and the target level are determined by a straight-line interpolation between those two levels, starting from a base of zero at the threshold level. By way of example, assuming that a potential award at the target level for a particular performance factor was $10,000, then annual performance by the Company at halfway between the threshold and target goals would result in payment of a performance award with respect to that particular factor in the amount of $5,000. Similarly, performance at three quarters of the way between the threshold and target goals would result in payment of a performance award with respect to that particular factor in the amount of $7,500.

Under the terms of the Annual Incentive Plan, the Committee weights each performance factor as a percentage of the whole. For 2007, the Committee approved the weighting of the three performance factors at 20% for safety, 20% for quality and 60% for financial performance for purposes of determining the portion of a performance award paid up to the target level. Payment of a performance award, if any, beyond the target level is based solely upon financial performance. Since payment beyond the target level is predicated solely on financial performance, this has the effect of reducing the percentage of the whole award attributable to safety and quality. For example, if a performance award is earned at the maximum level, the relative weightings would be 10% for safety, 10% for quality and 80% for financial performance. With respect to the safety performance factor, the metric selected by the Committee to measure performance was the number of OSHA recordable cases. That metric was selected because it is a standard metric reported to a federal government agency and is commonly used in the industry as a measure of safety performance. In addition, there is no higher priority at the Company than the safety of its employees. For 2007, the Committee established a target level goal for the safety component of the Annual Incentive Plan of no more than 40 OSHA recordable injuries company-wide. For all of 2007, the Company had a total of 18 recordable injuries, its best-ever performance. In 2007, the Company thus exceeded the target level performance goal for safety under the Annual Incentive Plan.

With respect to the quality performance factor, the Committee selected three metrics: internal rejections, internal retreats and external customer claims. Those metrics were selected because they also are commonly used in the industry to measure quality performance. In addition, there is a direct relationship between the Company's performance with respect to each of those metrics and the Company's costs attributable to quality. For 2007, the Committee established a target level goal of no more than 0.79 for the internal rejection rate (*i.e.*, the percentage of tons produced which were rejected), 1.21 for the internal retreat rate (*i.e.*, the percentage of tons produced which were retreated internally), and 0.17 for the customer claim rate (*i.e.*, the percentage of sales for which we paid customer claims). For all of 2007, the Company had a rejection rate of 0.66, a retreat rate of 0.91 and a customer claims rate of 0.16. In 2007, the Company thus performed at better than the target level performance goals with respect to each of the three quality metrics used to measure its performance under the Annual Incentive Plan. Many individual plants and operational units had their best-ever performance with respect to quality in 2007. Company-wide, it was one of the best performances in the history of the Company.

The 2007 target goals established by the Committee for safety and quality were intended and expected to reflect industry-leading performance. The threshold goals were set at 125% of the target goal (in these instances, due to the nature of the metrics, a higher number reflects less successful performance).

With respect to the financial performance factor, the Annual Incentive Plan establishes net income (excluding special, unusual and extraordinary items) as the performance metric and that was the performance metric used for 2007. The net income threshold goal typically is set at a level which would represent a minimum acceptable performance by the Company. The target goal typically is set at a level which would represent performance which is more demanding, but still reasonably attainable. The maximum goal is set at a level which would represent extraordinary performance. More specifically, for 2007 the Committee established the threshold goal for net income at $150 million, the target goal at $225 million and the maximum goal at $300 million. For all of 2007, the Company reported net income of $387.7 million, a record performance for the Company. In 2007, the Company thus exceeded the goal for payment of an award at the maximum level under the Annual Incentive Plan.

On January 17, 2008, the Company's Board of Directors, upon the recommendation of the Committee, approved the payment of performance awards for the 2007 performance period under the Annual Incentive Plan, including performance awards to the Company's NEOs. More specifically, the Board approved, upon the recommendation of the Committee, the payment of performance awards at the maximum level available under the Annual Incentive Plan for 2007.

The amounts of the Annual Incentive Plan performance awards to the NEOs for 2007 are included in the Summary Compensation Table beginning on page 40 of this Proxy Statement.

Long Term Incentive Awards

The Company also provides cash performance awards to its employees, including its NEOs, pursuant to its Long Term Plan. The fundamental purposes of the Company's Long Term Plan are to:

- align the interests of management more closely with the interests of the shareholders;
- assist the Company in recruiting, retaining and motivating a highly talented group of managers who will successfully manage the Company in a way which benefits all of its stakeholders;
- link a portion of management's compensation to the performance of the Company; and
- increase the focus of management on the Company's long-term performance by establishing performance goals that support long-term strategies.

Under the terms of the Long Term Plan, a participant can earn a performance award based upon the three-year performance of the Company against a goal established by the Committee at the start of that three-year period. Since 2005, the Committee has used cumulative EBITDA as the performance metric for the Long Term

Plan. The Committee selected this metric because the Committee believes it creates a strong incentive for management to achieve the Company's objective of sustainable profitability. In addition, the Committee believes the use of this metric will more closely align the interests of management with the interests of the Company's shareholders.

Pursuant to the terms of the Long Term Plan, the Committee establishes cumulative EBITDA threshold, target and maximum payout goals at the start of each three-year performance period. In determining the Long Term Plan goals, the Committee attempts to establish a target goal which will be challenging to achieve and that is not likely to be satisfied with respect to every three-year performance period. As with respect to the Annual Incentive Plan goals, the threshold goal would be set at a level which would represent a minimum acceptable performance by the Company and the maximum goal would be set at a level which represents extraordinary performance. The threshold must be met before any payout is made.

Through 2007, a performance award at the target level would be paid under the Long Term Plan to the CEO in an amount equal to base salary and a performance award at the maximum level would be paid in an amount equal to two times base salary. For the other NEOs, a performance award at the target level would be paid in an amount equal to one-half of base salary and a performance award at the maximum level would be paid in an amount equal to base salary. At its January 2008 meeting, however, the Committee modified the percentage of base salary which an Executive Officer could be awarded under the Long Term Plan. These changes were made as part of the determination of 2008 compensation packages for the Executive Officers and were intended to increase the portion of an Executive Officer's total compensation which is performance-based. Thus, for the three-year performance period beginning in 2008, a performance award at the target level would be paid under the Long Term Plan to the CEO in an amount equal to 110% of base salary and a performance award at the maximum level would be paid in an amount equal to 220% of base salary. For the other NEOs, and depending upon the NEO's position, a performance award at the target level would be paid in an amount equal to either 60% or 65% of base salary and a performance award at the maximum level would be paid in an amount equal to either 120% or 130% of base salary. There is a linear progression of the payout for achievement of cumulative EBITDA between the threshold, target and maximum payout goals. All payouts, if any are earned, are paid in cash. For the three-year period ending in 2007 (*i.e.*, 2005 to 2007), the Committee established a threshold cumulative EBITDA goal of $1 billion, a target goal of $1.4 billion and a maximum goal of $1.8 billion. For the three-year period ending in 2007, the Company had actual cumulative EBITDA in accordance with the plan of $1.772 billion, the best-ever three-year EBITDA performance in the history of the Company. The participants in the Long Term Plan eligible for an incentive award with respect to that three-year period thus earned an award at slightly less than the maximum level available under the Long Term Plan. The amounts of such performance awards to the NEOs are included in the Summary Compensation Table beginning on page 40 of this Proxy Statement.

2007 Special Recognition Awards

On July 19, 2007, the Company's Board of Directors, upon the recommendation of the Committee, ratified the grant of special recognition awards to certain officers of the Company relating to the outstanding performance of the Company. Each award consisted of cash in an amount equal to one month of base salary for the recipient.

The awards were made pursuant to a special recognition program for all employees by which the Chief Executive Officer of the Company rewards extraordinary performance in the form of a cash award. Such awards typically are in the amount of one month of base salary. In accordance with the terms of the program, Mr. Wainscott decided to recognize various officers (excluding himself) for their contribution to the record-breaking financial performance of the Company. Because the intended recipients included the Executive Officers of the Company (excluding Mr. Wainscott himself), Mr. Wainscott requested and received the ratification of the Compensation Committee and the Board before making the awards to those individuals.

In making these special recognition awards, Mr. Wainscott stated that the purpose was to reward the members of senior management who most contributed to the success of the Company's financial turnaround since the Board acted in the fall of 2003 to replace both the Chief Executive Officer and the President of the Company. Mr. Wainscott observed at the time of the special recognition awards that, under the new management team, the Company had significantly increased its shipments and gross revenues, substantially reduced its controllable costs, significantly increased its cash position and overall liquidity, reduced its net debt by approximately 75%, and returned to sustainable profitability. Since the fall of 2003, the Company also has negotiated 12 new era labor agreements, including a new industry standard contract earlier this year at the Company's Middletown Works following a year-long lockout during which the Company continued to operate the plant so that it could honor its customer commitments.

Mr. Wainscott noted that the triggering event for the special recognition awards in July 2007, and the culmination of senior management's nearly four-year turnaround effort, was the record-breaking performance of the Company during the second quarter of 2007. For the second quarter of 2007, the Company reported quarterly records for its performance with respect to safety, quality, productivity, shipments, revenues, revenues per ton, operating profit and operating profit per ton. During the nearly four-year period leading up to those quarterly record results, the price of the Company's common stock has increased by more than 2000% from an intraday trading low of $1.74 per share on September 26, 2003 to a close on July 19, 2007 (the date of the Board ratification of the awards) of $38.94 per share.

The amounts of the Special Recognition Awards to the NEOs are included in the Summary Compensation Table beginning on page 40 of this Proxy Statement.

Equity Awards

Another key component of an NEO's annual compensation package is the grant of equity awards under the Company's Stock Plan. Such grants may be in the form of stock option awards, restricted stock awards and/or performance-based equity awards in the form of performance shares.

A principal purpose of equity grants under the Company's Stock Plan is to enhance the commonality of interests between management and the Company's stockholders by linking executive compensation to the Company's performance and to appreciation in the market price of the Company's common stock. Equity grants also are intended to encourage executives to remain in the employ of the Company, as discussed below.

Stock option awards

Stock options serve the purposes of the Stock Plan because they generally have a value for an Executive Officer only if the officer remains in the Company's employment for the period required for the option to become exercisable, and then only if the market price of the Company's stock increases above its price on the date the option was granted. This provides an incentive for the officer to remain employed by the Company and to take actions which, over time, are intended to enhance the value of the Company's stock. The Company grants options only to key management employees, including the NEOs. The Committee typically determines and approves equity awards, including stock options, each year at its regularly-scheduled January meeting. For each NEO, this is part of the determination of the NEO's overall compensation package for that year. All options granted to employees under the Stock Plan, including the NEOs, vest in three equal installments on the first, second and third anniversary of the grant date. Each option must be exercised within a ten-year period of its grant date. The Company has not had, and does not have, a policy or a practice of reloading options granted to its NEOs which have expired or been exercised.

Under the terms of the Stock Plan, the exercise price for a share of the Company's common stock underlying an option may not be less than the fair market value of the Company's stock on the date on which such option was granted. It has been the uniform practice of the Committee to establish an option exercise price equal to the fair market value of the underlying common stock. Under the terms of the Stock Plan, that fair market value is the average of the highest and lowest sales price for the Company's common stock on the grant date (or if there were no sales of the Company's common stock on the grant date, then the weighted average of the mean between the highest and lowest sales price for the Company's common stock on the nearest preceding trading day during which there were sales of such stock). It is both the policy and practice of the Committee to only grant options to its employees, including its NEOs, as of the date of the meeting at which the grants were made. As noted above, this typically occurs at the regularly-scheduled January Committee meeting. Generally, the Committee only grants options at a meeting other than the January meeting in a situation in which an employee is being promoted (*e.g.*, to a new or higher key management position) or is first hired. Under those circumstances, the grant may occur at a meeting other than the regularly-scheduled January Committee meeting, but the grant date for the options still would be the date of the meeting at which the grant was approved. The exercise price for such options also still would be the fair market value of the Company's common stock determined as described above under the terms of the Stock Plan. The Company has not had, and does not have, a policy or practice of backdating stock options. Neither the selection of Committee meeting dates nor option grant dates is timed in any way to try to maximize gain or manipulate the price of an option. Management does not have a role in determining the timing of option grants.

Restricted stock awards

The Committee typically determines and approves restricted stock grants each year at its regularly-scheduled January meeting. As in the case of options noted above, the exception to this standard award schedule would involve grants of restricted stock to someone promoted or hired during the year. Restricted stock historically has had a value for an NEO only if the NEO remains in the Company's employment for the period required for the stock to vest, thus providing an incentive for the NEO to remain in the Company's employment. Restrictions on grants of common stock to the Company's employees made during 2007 will lapse with respect to one-third of the shares on the first anniversary of the date of the award, and with respect to an additional one-third of the shares on each of the second and third anniversaries of the date of the award.

Performance share awards

Performance share grants also are an important element of an NEO's annual compensation package because they closely align the interests of the NEOs and the Company's stockholders by directly linking how many shares, if any, ultimately are earned by an NEO to the performance of the Company over a three-year performance period (the "Performance Period"). Each grant of a performance share award is expressed as a target number of shares of the Company's common stock. The number of shares of common stock, if any, actually earned by and issued to the NEO under a performance share award will be based upon the performance of the Company over the Performance Period. By way of example, the Performance Period applicable to the performance share awards granted in January 2005 started on January 1, 2005 and ended on December 31, 2007. Depending upon the Company's performance with reference to the performance categories described below, an NEO ultimately may earn from 0% to 150% of the target number of shares granted. The performance categories used to determine how many performance shares ultimately will be earned and issued are:

- the Company's total shareholder return, defined as price appreciation plus reinvested dividends, if any, during the Performance Period relative to the total shareholder return during that same period of the companies in the Standard & Poor's 400 Midcap Index, and
- the compounded annual growth rate (the "Growth Rate") of the price of the Company's common stock over the Performance Period, using as the base the average closing price of the Company's common stock for the last twenty trading days during the month of December.

One-half of the total target number of shares awarded may be earned based on the relative total shareholder return performance and the other half may be earned based on the Growth Rate performance. For each performance category, levels have been established to provide threshold, target and maximum payouts as follows:

Payout (stated as a % of Category's target shares):	Total Shareholder Return:	Stock Price Growth Rate:
Threshold (50%)	25th percentile	5.0%
Target (100%)	Median	7.5%
Maximum (150%)	75th percentile	10%

If the threshold performance level is not achieved in a performance category as of the end of the Performance Period, then none of the target shares related to that category will be earned or issued. If at least the threshold is achieved in a performance category, then shares will be earned and issued in an amount equal to the number of the award's target shares related to that category, multiplied by a percentage determined by a straight-line interpolation between the actual level of the Company's performance and the above-stated payout percentages.

2007 Equity Grants to NEOs

The specific grants of stock options, restricted stock and performance shares made during 2007 to each of the NEOs are set forth in the Grants of Plan-Based Award Table beginning on page 42 of this Proxy Statement. While there is no express policy with respect to the allocation of each type of equity award, the total fair value at the grant date of the 2007 equity grants to the NEOs was allocated approximately as follows: 16% stock options, 34% restricted stock, and 50% performance shares at target.

Post-termination benefits

Severance and Change-in-Control Agreements

The Company has entered into severance agreements and change-in-control agreements with each of the NEOs that provide post-termination benefits. The current forms of these agreements were attached as exhibits to the Company's Quarterly Report on Form 10-Q for the quarter ended September 20, 2004. These forms were recommended by the Committee and approved by the Board in 2004 after the Committee undertook an evaluation of its then-existing Executive Officer severance agreements and concluded, with the assistance of competitive data provided by Mr. Johnston, that (1) the benefits provided under those agreements were in excess of what was then competitive and appropriate, and (2) the form of the agreement should be separated into two different agreements: one to address severance benefits in the event of involuntary termination without cause unrelated to any change-in-control of the Company, and one to address severance benefits in the event of termination after a change-in-control of the Company. The level of benefits provided under each form of agreement was reduced from the corresponding benefit levels provided in the previous severance agreements. In addition, in both forms of the new agreement the definition of "cause" for purposes of termination was revised to make it broader and more clearly consistent with contemporary good governance principles. After consulting with Mr. Johnston, and considering the competitive data he provided, the Committee concluded that these agreements in their revised form provide an appropriate and competitive level of post-termination benefits and promote the interests of the Company, its NEOs, and the Company's stakeholders.

The severance agreements promote the interests of the Company and its stakeholders by, among other things:

- securing a release of claims from the terminated NEO and thereby avoiding the risk and financial exposure of employment litigation;
- ensuring that for one year after termination of employment the NEO will not compete against the Company;

- ensuring that for one year after termination of employment the NEO will not solicit any employee of the Company for employment by any entity which is engaged in melting, hot rolling, cold rolling or coating of carbon, electrical or stainless steel;
- ensuring that after termination of employment the NEO will not disparage the Company;
- ensuring that for one-year after termination of employment the NEO will cooperate with respect to various Company matters in which the NEO was personally involved prior to the NEO's employment termination; and
- securing an agreement by the NEO to arbitrate all legally arbitrable claims arising not only from the severance agreement, but also from the NEO's employment relationship with the Company.

The change-in-control agreements promote the interests of the Company and its stakeholders by, among other things:

- obtaining the same covenants and commitments as described above with respect to severance agreements; and
- mitigating an NEO's concerns about personal job security and financial well-being in the event of a change-in-control, thereby eliminating consequences which might prevent the NEO from providing objective guidance to the Board and shareholders with respect to a proposed change-in-control, and helping to ensure that the management team stays intact before and during a proposed change-in-control transaction.

The Committee annually reviews the form and terms of the Company's severance and change-in-control agreements to evaluate whether they continue to promote the interests of the Company as noted above and are appropriate and competitive under the then-existing circumstances.

Severance Agreements Terms Overview

Under the terms of the existing form of severance agreement with the Company's NEOs, an NEO who voluntarily terminates employment or whose employment is terminated involuntarily for cause would not receive any severance benefits associated with such termination. An NEO who is terminated involuntarily without cause would receive at a minimum a lump sum payment equal to the NEO's base salary for a period of six months. In addition, if the NEO executes an agreement releasing the Company from any liability for claims relating to the NEO's employment with the Company, the NEO also is entitled to receive:

- an additional lump sum severance payment (ranging from twelve to eighteen months of base salary);
- a lump sum payment based upon the NEO's assigned target amount under the Company's Annual Incentive Plan (ranging from one and one-half to two times the target amount, reduced in each instance by any amount otherwise paid or payable under the Annual Incentive Plan with respect to such calendar year); and
- continuing coverage under the Company's benefit plans, including life, health and other insurance benefits, for a specified period of time (ranging from eighteen months to two years).

Change-in-Control Agreements Terms Overview

An NEO typically is entitled to severance payments and other benefits under the NEO's change-in-control agreement if, within twenty four months following a change-in-control of the Company, the NEO's employment with the Company is involuntarily terminated without cause or the NEO voluntarily terminates employment with the Company for "good reason." Under one version of the termination section, however, the Committee believed it would be in the best interests of both the Company and the individuals for two of the NEOs to be entitled to benefits upon voluntary termination for any reason within six months after a change-in-control.

There also are different versions of the change-in-control agreement with respect to the level of benefit payments made in the event of a change-in-control. Generally, the highest level of benefits is provided for Mr. Wainscott. For each NEO, the base severance benefit is a lump sum payment equal to the NEO's base salary for a period of six months. In addition, if the NEO executes an agreement releasing the Company from any liability for claims relating to employment with the Company, the NEO would be entitled to receive:

- an additional lump sum severance payment (ranging between eighteen and thirty months of base salary);
- a lump sum payment based upon the NEO's awards under the Company's Annual Incentive Plan (equal to two and a half to three times the greater of (1) the NEO's assigned Annual Incentive Plan target amount for the calendar year in which the termination occurs, (2) the actual Annual Incentive Plan payout for the calendar year immediately preceding the calendar year in which the termination occurs, or (3) the average of the Annual Incentive Plan payouts for the three calendar years immediately preceding the calendar year of termination, reduced in each instance by any amount otherwise paid or payable under the Annual Incentive Plan with respect to the preceding calendar year, plus a prorated Annual Incentive Plan payout at the maximum level for the portion of the then-current calendar year prior to date of termination);
- a pro-rated Long Term Plan payment at the target level for all incomplete performance periods as of the date of termination;
- continuing coverage under the Company's benefit plans, including life, health and other insurance benefits, for a specified period (ranging from twenty-four to thirty-six months);
- additional service credits toward retiree medical coverage (ranging from two to three years);
- the immediate vesting of all restricted stock awards to the NEO under the Company's Stock Plan and the lapse of all restrictions on such awards;
- the right, for a period of three years, to exercise all stock options awarded to the NEO under the Stock Plan; and
- if any portion of the required payments to the NEO becomes subject to the federal excise tax on "parachute payments," a "gross-up" payment so that the net amount retained by the NEO after deduction of the excise tax and any applicable taxes on the "gross-up" payment is not reduced as a consequence of such excise tax.

Specific Payments and Benefits under Agreements

The specific circumstances that would trigger the payments and other benefits under the severance agreements, the estimated payments and benefits that would be provided in each covered circumstance for each NEO, how the payments and benefits are determined under such circumstances and all material conditions and obligations applicable to the receipt of the payments and benefits are set forth in the Potential Payments Upon Termination or Change-in-Control discussion beginning on page 48 of this Proxy Statement.

Pension and other retirement benefits

Non-Contributory Pension Plan

The Company's full-time, non-represented salaried employees, including its NEOs, are eligible for retirement benefits under a qualified benefit plan known as the Non-Contributory Pension Plan. Retirement benefits are calculated under the Non-Contributory Pension Plan using one of two formulas: (1) a cash balance formula, or (2) a final average pay formula. Eligibility for coverage under a particular formula is typically determined by the date on which a participant commenced employment with the Company. Participants generally are vested under the Non-Contributory Pension Plan after five years of service regardless of which formula is used to calculate benefits. The compensation taken into account in determining benefits under either formula is subject to the compensation limits imposed by the Internal Revenue Code. A description of the terms of the Non-Contributory Pension Plan, including the formulas used to calculate a participant's retirement benefits, is set forth in this Proxy Statement at pages 45 and 46. The number of years of credited service and the present value of accumulated benefits for each of the NEOs under the Non-Contributory Pension Plan are set forth in the Pension Benefit Table for Fiscal Year 2007 beginning on page 45 of this Proxy Statement.

Executive Minimum and Supplemental Retirement Plan

In addition, the Company's officers, including its NEOs, are eligible to participate in an unfunded nonqualified deferred compensation plan called the Executive Minimum and Supplemental Retirement Plan, also known as a supplemental executive retirement plan, or "SERP." Each of the NEOs is a participant in the Company's SERP. The Company's SERP provides (1) a "make up" of qualified plan benefits that were denied as a result of limitations imposed by the Internal Revenue Code, and (2) supplemental benefits to vested participants. The Compensation Committee has determined that the retirement benefit provided to Executive Officers by the SERP is a key element of a competitive compensation package and, therefore, important to recruiting and retaining key management members.

Prior to October 18, 2007, vesting occurred when a participant completed a minimum of ten years of creditable service with the Company, including at least five years of service as an officer. On October 18, 2007, however, the Board of Directors of the Company, upon the recommendation of the Committee, approved amendments to various Company-sponsored non-qualified deferred compensation plans and agreements, including the SERP. The principal reason for the changes to these plans was to achieve compliance with Section 409A ("Section 409A") of the Internal Revenue Code of 1986, as amended. In addition to the changes made for Section 409A compliance reasons, the Board also amended the SERP to change from the ten-year "cliff vesting" described above to a form of "graded vesting." Under graded vesting, a participant will vest in 50% of his or her accrued benefit after a minimum requirement of five years of service as an officer of the Company and as a participant in the SERP, and in an additional 10% of such benefit for each year of service as an employee of the Company in addition to such five years, up to 100% vesting after ten years of total service. As was the case prior to October 18, 2007, vesting also would occur upon the effective date of a Change of Control (as defined in the SERP).

Also, prior to October 18, 2007, the basic form of payment of a participant's benefit under the SERP was a single life annuity payment in equal monthly installments commencing on the later of the first day of the month following the participant's 60th birthday or his or her employment termination date. The SERP also provided the Committee, however, with the discretion to change the form of payment. Such discretion was not permissible under Section 409A. In order to comply with Section 409A, on October 18, 2007 the Board, upon the recommendation of the Committee, amended the SERP to provide that the sole form of payment is a lump sum payment to be made within thirty days after the later of attainment of age 55 and termination of employment, subject to a six-month delay for specified employees, including the NEOs. A participant whose employment with the Company terminates after his or her benefit has vested, but before the participant reaches the age of 60, is entitled to an early retirement benefit, reduced to its actuarial equivalent based on the participant's age.

Benefits paid under the SERP are subject to an offset for any benefit received under either of the Company's qualified plans or any qualified plan provided by another employer. A participant's benefit under the SERP, prior to giving effect to such offset, is equal to the greater of: (1) 50% of his or her average covered compensation (base salary and bonus under the Annual Incentive Plan) during the employee's highest consecutive three-year period of eligible earnings over the participant's last ten years of consecutive service, or (2) the participant's benefit under the applicable qualified plan in which he or she participates without regard to the limitations imposed by the Internal Revenue Code. The present value of accumulated benefits for each of the NEOs under the SERP is set forth in the Pension Benefit Table for Fiscal Year 2007 beginning on page 45 of this Proxy Statement.

Thrift Plan and Supplemental Thrift Plan

The Thrift Plan is a qualified retirement plan under Section 401(k) of the Internal Revenue Code. It provides for Company matching contributions with respect to employee contributions up to 5% of base salary, a portion of which is guaranteed and a portion of which is dependent upon the Company's net income. It further provides for additional supplemental contributions by the Company if the Company's net income exceeds $150 million. All such contributions are subject to the compensation limits imposed by the Code. The Supplemental Thrift Plan is an unfunded nonqualified retirement plan. It provides for Company matching contributions with respect to base salary that may not be taken into account under the Thrift Plan due to limits on earnings imposed by the Code. The Supplemental Thrift Plan thus provides a vehicle to maximize Company matching contributions that otherwise would not be eligible for the Thrift Plan due to the Code's compensation limits. The Compensation Committee has determined that, like the SERP, the Supplemental Thrift Plan provides a retirement benefit that is a key competitive element of the overall compensation package and, therefore, important to recruiting and retaining key management members. Any member of management of the Company, including the NEOs, is eligible for participation under the Thrift Plan, but participants in the Supplemental Thrift Plan must be selected by the Committee. For 2007, all of the NEOs were selected to participate in the Supplemental Thrift Plan. The contributions by the NEOs and the Company under these plans for 2007 are set forth in the Nonqualified Deferred Compensation Table for Fiscal Year 2007 on page 47 of this Proxy Statement.

Executive Deferred Compensation Plan

The Company has an Executive Deferred Compensation Plan (the "Deferred Plan"). The Deferred Plan is an unfunded deferred compensation arrangement which is intended to provide supplemental retirement benefits for a select group of management or highly compensated employees within the meaning of sections 201(2), 301(a)(3) and 401(a)(1) of the Employment Retirement Income Security Act of 1974, as amended. Participants are always fully vested in their accounts under this plan. Participants direct the investment of their accounts among available investment options (generally the same investment options available under the Company's qualified thrift plan) at market rates. Any elected officer of the Company, including the NEOs, and any member of management may be elected by the Chairman of the Board and approved by the Compensation Committee of the Board to participate in the Deferred Plan. Although they may do so, none of the NEOs currently have elected to participate in the Deferred Plan.

Death and disability benefits

NEOs are covered by the normal and customary programs generally available to all employees on the same terms and conditions of other similarly situated employees. No other death and disability benefits are provided to the NEOs.

Perquisites and Other Personal Benefits

Each of the NEOs receives various perquisites and other personal benefits which the Committee believes are customary for executive officers of a company the size and stature of the Company and appropriate to provide a competitive overall compensation package to the Company's NEOs. These include reimbursement for tax planning services, financial planning services, mandatory annual physical evaluations, and, for certain NEOs, reimbursement for some country club and/or dining club dues not used exclusively for business entertainment purposes. While the value of these perquisites and other personal benefits are not considered by the Committee to be a material component of the overall compensation package of an NEO, to the extent that their aggregate amount is greater than $10,000 for any NEO, the perquisites and personal benefits provided to NEOs are disclosed in the All Other Compensation column of the Summary Compensation Table beginning on page 40 of this Proxy Statement.

Employee Benefits

Each of the NEOs also participates in various employee benefit plans generally available to all employees on the same terms and conditions as with respect to other similarly situated employees. These include normal and customary programs for life insurance, health insurance, prescription drug insurance, dental insurance, vision insurance, pre-tax flexible spending accounts, short and long term disability insurance, pension benefits, thrift plan, educational assistance and matching gifts for charitable contributions. While these benefits are considered to be an important and appropriate employment benefit for all employees of the Company, they are not considered to be a material component of an NEO's annual compensation program. Because the NEOs receive these benefits on the same basis as other employees, these benefits are not established or determined by the Committee separately for each NEO as part of the NEO's annual compensation package.

Policy with Respect to Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code generally places a $1,000,000 limit on the deductibility for federal income tax purposes of the annual compensation paid to a company's chief executive officer and each of its other four most highly compensated executive officers (excluding the Chief Financial Officer). However, "qualified performance-based compensation" is exempt from this deductibility limitation. Qualified performance-based compensation is compensation paid based solely upon the achievement of objective performance goals, the material terms of which are approved by the shareholders of the paying corporation. Historically, compensation attributable to the exercise of stock options and performance shares granted under the Stock Plan, as well as incentive awards paid under the Annual Incentive Plan and the Long Term Plan, have been deemed to be qualified performance-based compensation and thus excluded from the $1,000,000 deductibility limit imposed by Section 162(m). A recent revenue ruling (IRS Rev. Rul. 2008-13, dated February 21, 2008) by the Internal Revenue Service ("IRS") has altered the historical definition of qualified performance-based compensation used by the IRS. The new IRS ruling has prospective application only and by its terms will not adversely affect the deductibility of the compensation of any of the NEOs for 2008 or for any prior year. The Committee is continuing to evaluate this ruling and its application by the IRS and will timely consider whether revisions to any of the Company's incentive plans or agreements are appropriate in light of the ruling.

The Committee considers the anticipated tax treatment to the Company when determining executive compensation and routinely seeks to structure its executive compensation program in a way which preserves the deductibility of compensation payments and benefits. It should be noted, however, that there are many factors which are considered by the Committee in determining executive compensation and, similarly; there are many factors which may affect the deductibility of executive compensation. In order to maintain the flexibility to be able to compensate NEOs in a manner designed to promote varying corporate goals, the Committee has not adopted a strict policy that all executive compensation must be deductible under Section 162(m).

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based upon such review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

THE COMPENSATION COMMITTEE
Richard A. Abdoo, *Chair*
John S. Brinzo
Dr. Bonnie G. Hill
Robert H. Jenkins

SUMMARY COMPENSATION TABLE FOR 2007

The table below summarizes the total compensation paid or earned by each NEO for the fiscal years ended December 31, 2006 and December 31, 2007.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
James L. Wainscott	2007	$1,000,000	$ 0	$2,123,088	$342,191	$3,931,000	$3,160,306	$116,486	$10,673,071
Chairman of the Board, President and CEO	2006	$ 900,000	$ 0	$ 955,514	$256,393	$2,453,400	$ 667,336	$ 31,791	$ 5,264,434
Albert E. Ferrara, Jr.	2007	$ 430,000	$35,833	$ 323,328	$ 48,121	$ 845,165	$ 965,078	$ 47,650	$ 2,695,175
Vice President, Finance and CFO	2006	$ 390,000	$ 0	$ 158,007	$ 48,387	$ 531,570	$ 271,973	$ 11,073	$ 1,411,010
David C. Horn	2007	$ 550,000	$45,833	$ 484,317	$ 66,908	$1,081,025	$1,319,705	$ 64,820	$ 3,612,608
Sr. Vice President, General Counsel and Secretary	2006	$ 515,000	$ 0	$ 291,039	$ 82,375	$ 701,945	$ 289,942	$ 10,821	$ 1,891,122
John F. Kaloski	2007	$ 480,000	$40,000	$ 421,310	$ 66,908	$ 943,440	$1,162,749	$ 59,740	$ 3,174,147
Sr. Vice President, Operations	2006	$ 435,000	$ 0	$ 201,708	$ 81,268	$ 592,905	$ 536,997	$ 19,159	$ 1,867,037
Douglas W. Gant	2007	$ 365,000	$30,417	$ 315,249	$ 49,494	$ 717,407	$ 719,146	$ 44,443	$ 2,241,156
Vice President, Sales and Customer Service	2006	$ 330,000	$ 0	$ 154,811	$ 44,693	$ 449,790	$ 238,494	$ 4,506	$ 1,222,294

(1) The amounts in this column reflect special recognition awards granted to the NEOs in 2007. Each award consisted of cash in an amount equal to one month of base salary for the recipient. The awards were made under a special recognition program for all employees pursuant to which the Chief Executive Officer of the Company may reward extraordinary performance in the form of a cash award. Such awards typically are in the amount of one month of base salary. In 2007, Mr. Wainscott elected to recognize certain officers of the Company who he believed had most contributed to the record-breaking financial performance of the Company in 2007 and its financial turnaround since the Board acted to change senior management in the fall of 2003. Because the intended recipients of the special recognition awards included the NEOs (other than Mr. Wainscott himself), Mr. Wainscott requested and received ratification of the Compensation Committee before making the awards to those individuals.

(2) The amounts in this column reflect the dollar amount recognized for financial statement reporting purposes, in accordance with FAS 123R, with respect to the fiscal years ending December 31, 2006 and 2007 for awards of Restricted Stock and Performance Stock Awards pursuant to the Stock Incentive Plan and, therefore, include amounts from awards granted in and prior to 2006. The stock awards amount reported for 2006 represents the aggregate dollar amount recognized in 2006 for stock awards made during 2001, 2002, 2003, 2004, 2005 and 2006. The stock awards amount reported for 2007 represents the aggregate dollar amount recognized in 2007 for stock awards made during 2002, 2003, 2004, 2005, 2006 and 2007. A discussion of the assumptions used to calculate the value of the stock awards reported in this column is located in Note 3 to the Notes to Consolidated Financial Statements on pages 74-76 of our 2007 Annual Report on Form 10-K.

(3) The amounts in this column reflect the dollar amount recognized for financial statement reporting purposes, in accordance with FAS 123R, with respect to the fiscal years ending December 31, 2006 and 2007 for awards of Stock Options pursuant to the Stock Incentive Plan and, therefore, include amounts from awards granted in and prior to 2006. The stock option awards amount reported for 2006 represents the aggregate dollar amount recognized in 2006 for stock option awards made during 2003, 2004, 2005 and 2006. The stock option awards amount reported for 2007 represents the aggregate dollar amount recognized in 2007 for stock option awards made during, 2004, 2005, 2006 and 2007. A discussion of the assumptions used to calculate the value of the stock options reported in this column is located in Note 3 to the Notes to Consolidated Financial Statements on pages 74-76 of our 2007 Annual Report on Form 10-K.

(4) The amounts shown in this column reflect payments to each NEO under the Company's Annual Incentive Plan and Long Term Plan.

Payments reported in this column for calendar year 2007: The following payments made in January 2008 for the 2007 performance period under the Annual Incentive Plan are reported in this column: Mr. Wainscott, $2,000,000; Mr. Ferrara, $430,000; Mr. Horn, $550,000; Mr. Kaloski, $480,000 and Mr. Gant, $365,000. The following payments made in February 2008 for the three-year performance period under the Long Term Plan ending in 2007 are reported in this column: Mr. Wainscott $1,931,000; Mr. Ferrara, $415,165; Mr. Horn, $531,025; Mr. Kaloski, $463,440; and Mr. Gant, $352,407.

Payments reported in this column for calendar year 2006: The following payments made in February 2007 for the 2006 performance period under the Annual Incentive Plan are reported in this column: Mr. Wainscott, $1,800,000; Mr. Ferrara, $390,000; Mr. Horn, $515,000; Mr. Kaloski, $435,000 and Mr. Gant, $330,000. The following payments made in February 2007 for the two-year performance period under the Long Term Plan ending in 2006 are reported in this column: Mr. Wainscott $653,400; Mr. Ferrara, $141,570; Mr. Horn, $186,945; Mr. Kaloski, $157,905; and Mr. Gant, $119,790.

Additional explanation: Annual Incentive Plan. Awards under the Annual Incentive Plan are based upon three performance factors: safety, quality and financial performance. The payments to the NEOs in January 2008 were made in accordance with the original goals established by the Compensation Committee for the 2007 performance period with respect to safety, quality and financial performance. The payments to the NEOs in February 2007 were made in accordance with the original goals established by the Compensation Committee for the 2006 performance period with respect to the safety and financial performance factors. With respect to the quality performance factor, however, the payments were made in accordance with new parameters established by the Compensation Committee and approved by the Board in January 2007 to reflect extraordinary circumstances and performance by the Company during 2006. More specifically, on January 18, 2007 the Board approved, upon the recommendation of its Compensation Committee, the payment of performance awards at the target level for the quality component of the Annual Incentive Plan to plan participants, including the five NEOs, based exclusively upon the Company's outstanding performance with respect to customer claims. As a result of this change in the quality parameter, the annual incentive awards to the NEOs for the 2006 performance period included a payment with respect to quality which they otherwise would not have received as follows: Mr. Wainscott: $120,000, Mr. Ferrara, $26,000; Mr. Horn, $34,333; Mr. Kaloski, $29,000 and Mr. Gant, $22,000. These amounts are included in the payments for the Annual Incentive Plan awards disclosed above in this footnote and in the payments disclosed in the Summary Compensation Table above. *Long Term Plan.* At the Company's annual meeting held on May 17, 2005, the Company's shareholders approved a change in the metric used for determining incentive awards under the Long Term Plan. Because of the establishment of this new metric (cumulative EBITDA), a transitional two-year period was used for the performance period under the Long Term Plan ending in 2006 rather than the normal three-year period. That is why there is a difference in the length of the performance periods shown above under the Long Term Plan for 2007 and 2006.

(5) The amounts reported in this column represent the change in pension value for each NEO. No NEO received preferential or above-market earnings on deferred compensation.

(6) The compensation shown in this column includes matching contributions made by the Company to a qualified defined contribution plan and a nonqualified supplemental thrift plan, imputed income on company sponsored life insurance, and perquisites. A summary of the amounts included in this column is provided in the table below. Perquisites included in this column and provided to the NEOs include: the cost of personal financial planning and tax preparation services paid for by the Company, club memberships and company-owned tickets to athletic events, and the cost paid by the Company for a mandatory annual physical. In 2006, they also included limited personal use of the corporate aircraft. No such personal use occurred in 2007.

Summary of All Other Compensation:

Name	Year	Company Match to the Qualified Plan	Company Match to the Non Qualified Plan	Imputed Interest on Life Insurance	Perquisites	Total
James L. Wainscott	2007	$20,250	$69,750	$5,379	$21,107	$116,486
	2006	$ 0	$ 0	$3,148	$28,643	$ 31,791
Albert J. Ferrara, Jr.	2007	$20,250	$18,450	$4,174	$ 4,776	$ 47,650
	2006	$ 0	$ 0	$3,762	$ 7,311	$ 11,073
David C. Horn	2007	$20,250	$29,250	$5,413	$ 9,907	$ 64,820
	2006	$ 0	$ 0	$2,702	$ 8,119	$ 10,821
John F. Kaloski	2007	$20,250	$22,950	$4,690	$11,850	$ 59,740
	2006	$ 0	$ 0	$4,226	$14,933	$ 19,159
Douglas W. Gant	2007	$20,250	$12,600	$1,222	$10,371	$ 44,443
	2006	$ 0	$ 0	$1,096	$ 3,410	$ 4,506

GRANTS OF PLAN-BASED AWARDS TABLE

The table below summarizes equity and non-equity grants to the NEOs during the fiscal year ended December 31, 2007:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards(3) Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (4) (#)	All Other Option Awards: Number of Securities Underlying Options (5) (#)	Exercise or Base Price of Option Awards ($/Sh) (6)	Full Grant Date Fair Value of Awards
James L. Wainscott . . .	(1)	$ 0	$1,000,000	$2,000,000	—	—	—	—	—	—	—
	(2)	$500,000	$1,000,000	$2,000,000	—	—	—	—	—	—	—
	01/18/07	—	—	—	60,000	120,000	180,000	—	—	—	$2,205,600
	01/18/07	—	—	—	—	—	—	80,000	—	—	$1,340,400
	01/18/07	—	—	—	—	—	—	—	80,000	$16.755	$ 656,000
Albert E. Ferrara, Jr. . .	(1)	$ 0	$ 215,000	$ 430,000	—	—	—	—	—	—	—
	(2)	$107,500	$ 215,000	$ 430,000	—	—	—	—	—	—	—
	01/18/07	—	—	—	8,438	16,875	25,313	—	—	—	$ 310,163
	01/18/07	—	—	—	—	—	—	11,250	—	—	$ 188,494
	01/18/07	—	—	—	—	—	—	—	11,250	$16.755	$ 92,250
David C. Horn	(1)	$ 0	$ 275,000	$ 550,000	—	—	—	—	—	—	—
	(2)	$137,500	$ 275,000	$ 550,000	—	—	—	—	—	—	—
	01/18/07	—	—	—	11,250	22,500	33,750	—	—	—	$ 413,550
	01/18/07	—	—	—	—	—	—	15,000	—	—	$ 251,325
	01/18/07	—	—	—	—	—	—	—	15,000	$16.755	$ 123,000
John F. Kaloski	(1)	$ 0	$ 240,000	$ 480,000	—	—	—	—	—	—	—
	(2)	$120,000	$ 240,000	$ 480,000	—	—	—	—	—	—	—
	01/18/07	—	—	—	11,250	22,500	33,750	—	—	—	$ 413,550
	01/18/07	—	—	—	—	—	—	15,000	—	—	$ 251,325
	01/18/07	—	—	—	—	—	—	—	15,000	$16.755	$ 123,000
Douglas W. Gant	(1)	$ 0	$ 182,500	$ 365,000	—	—	—	—	—	—	—
	(2)	$91,250	$ 182,500	$ 365,000	—	—	—	—	—	—	—
	01/18/07	—	—	—	8,438	16,875	25,313	—	—	—	$ 310,163
	01/18/07	—	—	—	—	—	—	11,250	—	—	$ 188,494
	01/18/07	—	—	—	—	—	—	—	11,250	$16.755	$ 92,250

(1) The amounts reported in this row represent the range of potential awards under the threshold, target and maximum performance objectives established in January 2007 for the 2007 performance period under the Annual Incentive Plan as described in the "Annual Incentive Awards" section of the Compensation Discussion and Analysis. The amounts actually paid to each NEO for 2007 are set forth in the Summary Compensation Table.

(2) The amounts reported in this row represent the range of potential awards under the threshold, target and maximum performance objectives established in January 2007 for the 2007-2009 performance period under the Long Term Plan as described in the "Long Term Incentive Awards" section of the Compensation Discussion and Analysis. The amounts actually paid to each NEO for 2007 are set forth in the Summary Compensation Table.

(3) The amounts reported in this column represent the range of the potential number of restricted performance shares of the Company's common stock that may be issued to each NEO for the 2007-2009 performance period under the Stock Plan. Terms applicable to the performance share grants reported in this column are described in the "Equity Awards" section of the Compensation Discussion and Analysis.

(4) The amounts reported in this column represent the number of shares of restricted stock granted under the Stock Plan to each NEO in 2007. The restrictions on the transfer of the restricted stock grants reported in this column will lapse over a three-year period as follows: one-third on January 18, 2008, one-third on January 18, 2009 and one-third on January 18, 2010. Other terms applicable to the restricted stock grants reported in this column are described in the "Equity Awards" section of the Compensation Discussion and Analysis.

(5) The amounts reported in this column represent the number of shares of the Company's common stock underlying the stock options granted to each NEO under the Stock Plan in 2007. The stock options reported in this column vest in three equal installments on January 18, 2008, 2009 and 2010. Other terms applicable to the stock options granted under the Stock Plan are described in the "Equity Awards" section of the Compensation Discussion and Analysis.

(6) The exercise price for options granted under the Stock Plan equals the average of the highest and lowest sales price for the Company's common stock on the grant date (or if there were no sales of the Company's common stock on the grant date, then the exercise price equals the weighted average of the mean between the highest and lowest sales price for the Company's common stock on the nearest preceding trading day on which there were sales of the Company's common stock).

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The table below provides information as to all outstanding option awards and restricted stock awards held by the NEOs as of December 31, 2007.

	Option Awards					Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(3)	Market Value of Shares or Units of Stock That Have Not Vested ($)(4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(5)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
James L. Wainscott	01/16/03	30,000	0	$ 7.895	01/16/13	241,599	$11,171,538	300,000	$13,872,000
	11/06/03	266,666	0	$ 2.825	11/06/13				
	01/20/05	40,000	0	$ 13.70	01/20/15				
	01/19/06	26,666	53,334(1)	$ 7.885	01/19/16				
	01/18/07	0	80,000(2)	$16.755	01/18/17				
Albert E. Ferrara, Jr.	01/19/06	3,750	7,500(1)	$ 7.885	01/19/16	38,025	$ 1,758,276	45,000	$ 2,080,800
	01/18/07	0	11,250(2)	$16.755	01/18/17				
David C. Horn	01/14/04	53,333	0	$ 4.565	01/14/14	60,609	$ 2,802,560	60,000	$ 2,774,400
	01/20/05	10,000	0	$ 13.70	01/20/15				
	01/19/06	5,000	10,000(1)	$ 7.885	01/19/16				
	01/18/07	0	15,000(2)	$16.755	01/18/17				
John F. Kaloski	10/14/02	5,000	0	$ 6.690	10/14/12	51,515	$ 2,382,054	60,000	$ 2,774,400
	01/20/05	10,000	0	$ 13.70	01/20/15				
	01/19/06	5,000	10,000(1)	$ 7.885	01/19/16				
	01/18/07	0	15,000(2)	$16.755	01/18/17				
Douglas W. Gant	01/14/04	10,000	0	$ 4.565	01/14/14	37,362	$ 1,727,619	45,000	$ 2,080,800
	01/20/05	2,500	0	$ 13.70	01/20/15				
	01/19/06	0	7,500(1)	$ 7.885	01/19/16				
	01/18/07	0	11,250(2)	$16.755	01/18/17				

(1) These options became, or will become, exercisable as follows: one-half on January 19, 2008 and one-half on January 19, 2009.

(2) These options became, or will become, exercisable as follows: one-third on January 18, 2008, one-third on January 18, 2009 and one-third on January 18, 2010.

(3) The Stock Awards that had not vested as of December 31, 2007 have vesting dates as follows:

	Mr. Wainscott	Mr. Ferrara	Mr. Horn	Mr. Kaloski	Mr. Gant
01/14/2008	0	0	5,000	5,000	2,500
01/16/2008	12,000	0	8,000	0	1,500
01/18/2008	26,667	3,750	5,000	5,000	3,750
01/19/2008	20,000	2,812	3,750	3,750	2,812
01/20/2008	24,599	5,525	7,609	6,515	4,612
06/01/2008	0	1,250	0	0	0
11/06/2008	25,000	0	0	0	0
11/25/2008	0	5,000	0	0	0
01/14/2009	0	0	5,000	5,000	2,500
01/18/2009	26,666	3,750	5,000	5,000	3,750
01/19/2009	20,000	2,813	3,750	3,750	2,813
01/20/2009	10,000	1,875	2,500	2,500	1,875
01/18/2010	26,667	3,750	5,000	5,000	3,750
01/19/2010	20,000	2,812	3,750	3,750	2,812
01/20/2010	10,000	1,875	2,500	2,500	1,875
01/19/2011	20,000	2,813	3,750	3,750	2,813
Total:	241,599	38,025	60,609	51,515	37,362

(4) The dollar value shown in the column is calculated by multiplying the closing market price ($46.24) of the Company's common stock as of December 31, 2007 by the number shown in the preceding column.

(5) The performance period ending dates for the Unearned Shares are as follows:

Performance Period Ending Dates	Mr. Wainscott	Mr. Ferrara	Mr. Horn	Mr. Kaloski	Mr. Gant
12/31/2007	60,000	11,250	15,000	15,000	11,250
12/31/2008	120,000	16,875	22,500	22,500	16,875
12/31/2009	120,000	16,875	22,500	22,500	16,875
Total:	300,000	45,000	60,000	60,000	45,000

OPTION EXERCISES AND STOCK VESTED TABLE

The table below provides information as to amounts realized by each NEO for each option exercised and each stock grant which vested during the fiscal year ended December 31, 2007.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise(#)	Value Realized on Exercise($) (1)	Number of Shares Acquired on Vesting(#)	Value Realized on Vesting($) (2)
James L. Wainscott	280,000	$4,870,568	66,598	$1,900,332
Albert E. Ferrara, Jr.	35,832	$ 612,269	11,774	$ 349,741
David C. Horn	81,667	$1,285,435	23,109	$ 394,423
John F. Kaloski	80,000	$1,616,794	12,139	$ 227,824
Douglas W. Gant	53,750	$1,007,287	9,112	$ 155,684

(1) Value realized on exercise is calculated by multiplying the number of shares acquired upon exercise by the difference between the average of the high and low stock price and the exercise price on the exercise date.

(2) Value realized on vesting is calculated by multiplying the number of shares acquired upon vest by the average of the high and low stock price on the vesting date.

PENSION BENEFITS TABLE

The table below provides, as of December 31, 2007, the benefit plan name, the number of years of creditable service, the present value of accumulated benefits, and the payments, if any, made to the NEO during the last fiscal year.

Name	Plan Name	Number of Years of Credited Service(#)	Present Value of Accumulated Benefit($)(4)	Payments During Last Fiscal Year($)
James L. Wainscott	AK Steel Corporation Non Contributory Pension Plan(1)	12.75	$ 64,421	$0
	AK Steel Corporation Executive Minimum and Supplemental Retirement Plan	(2)	$6,998,764	$0
Albert E. Ferrara, Jr.	AK Steel Corporation Non Contributory Pension Plan(1)	4.58	$ 21,614	$0
	AK Steel Corporation Executive Minimum and Supplemental Retirement Plan	(2)	$2,542,333	$0
David C. Horn	AK Steel Corporation Non Contributory Pension Plan(1)	7.08	$ 33,829	$0
	AK Steel Corporation Executive Minimum and Supplemental Retirement Plan	(2)	$4,388,451	$0
John F. Kaloski	AK Steel Corporation Non Contributory Pension Plan(1)	5.21	$ 23,171	$0
	AK Steel Corporation Executive Minimum and Supplemental Retirement Plan	(2)	$3,132,690	$0
Douglas W. Gant(3)	AK Steel Corporation Non Contributory Pension Plan(1)	27.41	$ 862,756	$0
	AK Steel Corporation Executive Minimum and Supplemental Retirement Plan	(2)	$1,371,382	$0

(1) The Company's full-time, non-represented salaried employees, including its NEOs, are eligible for retirement benefits under a qualified benefit plan known as the Non-Contributory Pension Plan (the "NCPP"). Retirement benefits are calculated under the NCPP using one of two formulas: (i) a cash balance formula (the "Cash Balance Formula") or (ii) a final average pay formula (the "Final Average Pay Formula"). Eligibility for coverage under a particular formula is typically determined by the date on which a participant commenced employment with the Company. Participants generally are vested under the NCPP after five years of service regardless of which formula is used to calculate benefits. The compensation taken into account in determining benefits under either formula is subject to the compensation limits imposed by the Internal Revenue Code.

Under the Cash Balance Formula, a participant's account is credited monthly with (i) a service credit based on the participant's years of service and eligible compensation for that month, and (ii) an interest credit based on the participant's account balance as of the beginning of the year and an interest rate as determined and defined in the Cash Balance Formula. For purposes of the Cash Balance Formula, eligible compensation generally includes the participant's base salary and incentive compensation. NCPP benefits for four of the NEOs (Messrs. Wainscott, Horn, Kaloski and Ferrara) are determined under the Cash Balance Formula. The estimated annual benefits payment to each of these four NEOs under the Cash Balance Formula upon retirement at age 65 is: $24,353 for Mr. Wainscott, $10,708 for Mr. Horn, $7,187 for Mr. Kaloski and $5,754 for Mr. Ferrara. These estimates assume that each NEO continues working for the Company until age 65, the Cash Balance Formula continues unchanged until the projected retirement date, and regulatory limits on compensation and benefits remain constant at 2007 levels. These estimates make no assumptions of any future increases to the eligible compensation of the NEOs.

Under the Final Average Pay Formula, a participant's retirement benefits are calculated on the basis of his or her (i) number of years of credited service and (ii) average annual earnings—which include base pay, annual bonus, long term incentives, and overtime—during the 60 consecutive months out of the last 120 months of service that yield the highest annual compensation. NCPP benefits for one NEO (Mr. Gant) are determined under the Final Average Pay Formula. For information on Mr. Gant's estimated annual benefit at retirement, see footnote 3, below.

The above estimates of benefits provided under the Cash Balance Formula and Final Average Pay Formula to each NEO are computed on a single life annuity basis and do not reflect any reduction resulting from a Social Security offset.

(2) Credited service is not a component of the calculation of benefits under the Executive Minimum and Supplemental Retirement Plan. It is, however, a component of vesting. Prior to October 18, 2007, in order to be vested in the Executive Minimum and Supplemental Retirement Plan as an officer, a participant had to have ten years of credited service with the Company, of which at least five had to be as an officer. Mr. Wainscott is the only NEO who satisfies these criteria. On October 18, 2007, however, the Board of Directors of the Company, upon the recommendation of its Compensation Committee, approved amendments to the Executive Minimum and Supplemental Retirement Plan to change from the ten-year "cliff vesting" described above to a form of "graded vesting" pursuant to which a participant will vest in 50% of his or her accrued benefit after a minimum requirement of five years of service as an officer of the Company and as a participant in the Executive Minimum and Supplemental Retirement Plan, and in an additional 10% of such benefit for each year of service as an employee of the Company in addition to such five years, up to 100% vesting after ten years of total service. Under these criteria, Mr. Horn is 70% vested and Mr. Kaloski is 50% vested in the Executive Minimum and Supplemental Retirement Plan. The other NEOs are not yet vested. A discussion of the Executive Minimum and Supplemental Retirement Plan is included in the Compensation Discussion and Analysis, above, at page 37.

(3) Under a prior version of the Company's Supplemental Plan, Mr. Gant has a vested annual benefit of $67,465 payable from age 60 to age 62 and $60,412 payable at age 62 and older. Mr. Gant's Supplemental Plan benefit at retirement will be the greater of his vested benefits under (i) the previous version of the Supplemental Plan or (ii) the existing version of the Supplemental Plan, either of which will exceed his benefit under the Final Average Pay Formula.

(4) The calculation of the present value of accumulated benefits first involves the calculation of the lump sum that would be payable upon the later of age 60 or the vesting date. This lump sum has been based on a discount rate of 4.0% and the 1984 Unisex mortality table. The lump sum determined on these assumptions is then discounted back to December 31, 2007 at a discount rate of 6.0%. Since Mr. Ferrara and Mr. Kaloski will not fully vest until after age 60, it is assumed that their normal retirement date is the date on which they fully vest. The valuation method and all material assumptions applied in quantifying the present value of the current accrued benefit can be found in Note 2 to the Notes to Consolidated Financial Statements on pages 69-73 of our 2007 Annual Report on Form 10-K.

NONQUALIFIED DEFERRED COMPENSATION TABLE

The Company has an Executive Deferred Compensation Plan. Currently, however, none of the NEOs participate in that Plan. The Company also has a nonqualified retirement plan referred to as a Supplemental Thrift Plan which provides for Company matching contributions with respect to base salary that is not permitted to be taken into account under the Company's Thrift Plan due to limits on earnings imposed by the Internal Revenue Code. The table below provides information regarding the aggregate earnings and the total account balance for each NEO as of December 31, 2007 in the Company's Supplemental Thrift Plan. The Supplemental Thrift Plan and the Executive Deferred Compensation Plan are described in more detail in the "Pension and other retirement benefits" section of the Compensation Discussion and Analysis.

Name	Registrant Contributions in Last FY($)	Aggregate Earnings in Last Fiscal Year($)(1)	Aggregate Balance at Last Fiscal Year End($)
James L. Wainscott	$19,375	$1,223	$42,422
Albert E. Ferrara, Jr.	$ 5,125	$ 262	$10,337
David C. Horn	$ 8,125	$ 540	$18,897
John F. Kaloski	$ 6,375	$ 354	$13,362
Douglas W. Gant	$ 3,500	$ 113	$ 5,650

(1) The amount shown in this column is calculated based on assumed earnings on each NEO's account balance using an investment option within the Company-sponsored Thrift Plan known as the Fixed Income Fund.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

The potential payments and benefits provided to an NEO upon his termination from, or a change-in-control of, the Company will vary depending upon the circumstances and the bases for the benefits. The various bases for benefits and circumstances which will impact the determination of post-termination or change-in-control benefits are described below.

Bases for Determination of Payments upon Termination or Change-In-Control

The Company has entered into severance and change-in-control agreements with each of the NEOs that provide post-termination and/or change-in-control benefits. The benefits provided under each of these agreements and the material terms of each, including the material conditions and obligations applicable to the receipt of payments and benefits under the agreements, are described in the Compensation Discussion and Analysis, above, at pages 21-39. In addition, the termination of an NEO's employment and/or a change-in-control may trigger payments or benefits under the Company's Annual Incentive Plan, Long Term Plan, Stock Plan and Executive Minimum and Supplemental Retirement Plan.

Circumstances Impacting the Determination of Payments upon Termination or Change-In-Control

There are various scenarios under which payments upon termination of employment or change-in-control are made. For purposes of the tables which follow, these scenarios are assumed to be as follows:

Normal Retirement

This scenario assumes that the NEO has terminated his employment with the Company as of December 31, 2007 and would qualify for normal retirement under the terms of the Company's NCPP. The payments and benefits listed in the table below with respect to "Normal Retirement" represent payments and benefits beyond those which the NEO would be entitled to if he qualified for and elected retirement under the terms of the NCPP. Payments to the NEOs under the NCPP that have vested as of December 31, 2007 are set forth above in the Pension Benefits Table, at page 45.

Involuntary Termination without Cause (No Change-in-Control)

This scenario assumes that the Company has involuntarily terminated the employment of the NEO without cause as of December 31, 2007. It also assumes that there has been no change-in-control of the Company.

Disability

This scenario assumes that the NEO became permanently and totally disabled under the Company's long-term disability plan as of December 31, 2007.

Death

This scenario assumes that the NEO died on December 31, 2007 while actively employed by the Company.

Change-in-Control

This scenario assumes that there has been a change-in-control of the Company and that within 24 months following the change-in-control (a) the Company involuntarily terminates the employment of the NEO without cause or (b) the NEO voluntarily terminates his employment with the Company for good reason. For Mr. Wainscott and Mr. Horn, the payments and benefits available under this scenario also would apply in the event there has been a change-in-control of the Company and within six months thereafter the eligible NEO voluntarily terminates his employment with the Company for any reason. Under the terms of the change-in-control agreements entered into between the Company and each of the NEOs, "good reason" includes the assignment of duties inconsistent with the NEO's qualifications, a demotion or diminution in job responsibilities, a reduction in annual base salary, a requirement that the NEO be based anywhere other than the principal executive offices of the Company as they existed prior to the change-in-control, a failure to pay compensation due to the NEO, a failure of the Company to continue in effect any compensation plan in which the NEO participated at the time of the change-in-control, a material reduction in benefits under the Executive Minimum and Supplemental Retirement Plan, the failure of the Company to obtain the agreement of any successor corporation to assume and agree to perform the change-in-control agreements, and a failure by the Company to give proper notice or otherwise comply with the procedural requirements for involuntary termination without cause.

The table below summarizes the potential payments resulting from termination or a change-in-control of the Company for each of the NEOs.

Event	James L. Wainscott	Albert E. Ferrara, Jr.	David C. Horn	John F. Kaloski	Douglas W. Gant
Normal Retirement					
Unvested Stock Options(1)	$ 4,404,425	$ 619,369	$ 825,825	$ 825,825	$ 619,369
Prorated Annual Incentive Plan(2)	0	0	0	0	0
Long Term Plan(3)	653,400	141,570	186,945	157,905	119,790
Prorated Performance Shares at Target(4)	5,548,800	780,300	1,040,400	1,040,400	780,300
Total	$10,606,625	$ 1,541,239	$ 2,053,170	$ 2,024,130	$1,519,459
Involuntary Termination Without Cause (No Change-in-Control)					
Unvested Stock Options(1)	$ 4,404,425	$ 619,369	$ 825,825	$ 825,825	$ 619,369
Annual Incentive Plan(5)	2,000,000	322,500	412,500	360,000	273,750
Long Term Plan(3)	653,400	141,570	186,945	157,905	119,790
Health and Welfare Benefits(6)	61,653	30,523	39,074	41,476	38,573
Cash Severance(7)	2,000,000	645,000	825,000	720,000	547,500
Total	$ 9,119,478	$ 1,758,962	$ 2,289,344	$ 2,105,206	$1,598,982
Death or Disability					
Unvested Stock Options(1)	$ 4,404,425	$ 619,369	$ 825,825	$ 825,825	$ 619,369
Unvested Stock Awards(8)	11,171,538	1,758,276	2,802,560	2,382,054	1,727,619
Prorated Annual Incentive Plan(2)	0	0	0	0	0
Long Term Plan(3)	653,400	141,570	186,945	157,905	119,790
Prorated Performance Shares at Target(4)	5,548,800	780,300	1,040,400	1,040,400	780,300
Total	$21,778,163	$ 3,299,515	$ 4,855,730	$ 4,406,184	$3,247,078
Change-in-Control					
Unvested Stock Options(1)(16)	$ 4,404,425	$ 619,369	$ 825,825	$ 825,825	$ 619,369
Unvested Stock Awards(8)(16)	11,171,538	1,758,276	2,802,560	2,382,054	1,727,619
Prorated Annual Incentive Plan(9)	3,600,000	585,000	1,030,000	870,000	495,000
Prorated Performance Shares at Target(10)(16)	5,548,800	780,300	1,040,400	1,040,400	780,300
Prorated Long Term Plan at Target(11)	1,000,000	215,000	275,000	240,000	182,500
Incremental SERP(12)	5,330,084	4,366,796	2,673,984	4,888,366	2,226,762
Health and Welfare Benefits(13)	92,480	50,872	78,148	82,952	64,289
Excise Tax Gross Up(14)	10,020,330	3,470,635	3,222,672	4,392,635	2,345,112
Cash Severance(15)	3,000,000	1,075,000	1,650,000	1,440,000	912,500
Total	$44,167,657	$12,921,248	$13,598,589	$16,162,232	$9,353,451

(1) Under the terms of the Stock Plan, the amounts reported in this row represent the value as of December 31, 2007 of the unvested stock options granted to each NEO. These amounts were calculated based on the closing market price of the Company's common stock ($46.24) on the last day that stock traded (December 31, 2007) during the Company's 2007 fiscal year less the option exercise price per share.

(2) Under the terms of the Annual Incentive Plan, if a participant dies, becomes disabled, or retires during a performance period, the participant is entitled to receive a prorated Annual Incentive Award for that performance period based upon the portion of his or her participation during the period. For purposes of calculating the amounts reported in this row, the effective date of retirement, disability or death was assumed to have occurred on December 31, 2007. As a result, to the extent that a performance award was earned under the Annual Incentive Plan, the NEO would be entitled to the full amount of that award and no prorated calculation would be necessary. A discussion of the Annual Incentive Plan, and how performance awards are determined under that plan, is described in the Annual Incentive Awards section of the Compensation Discussion and Analysis, above, at pages 28-30. In this instance, a performance award was earned by and paid to each NEO for the 2007 performance period. The amount of the Annual Incentive Plan award paid to each NEO in February 2008 for the 2007 performance period is reported in the Summary Compensation Table, above, beginning at page 40.

(3) Under the terms of the Long Term Plan, if a participant dies, becomes disabled, retires or is involuntarily terminated without cause during a performance period, the participant is entitled to receive an amount equal to twice the amount already paid or to be paid to the participant on the performance award date occurring within that calendar year, less the amount of any performance award actually paid to the participant on the performance award date. Because the triggering event for purposes of this table is deemed to have occurred on December 31, 2007, the amount reported is equal to twice the amount of the Long Term Award paid to the NEO for the 2005-2006 performance period, less the amount of the Long Term Award for that period actually paid to the NEO in February 2007. A discussion of the Long Term Plan, and how performance awards are determined under that plan, is described in the Long Term Incentive Awards section of the Compensation Discussion and Analysis, above, at pages 30 and 31.

(4) Under the terms of the Stock Plan, if a participant dies, becomes disabled, or retires while holding performance shares, each performance share held by the participant is deemed to be earned on a prorated basis. The shares will be issued to the NEO at the conclusion of the applicable performance period at the same time as shares are issued to other participants whose employment did not terminate before the end of the period and will be prorated on the basis of the number of months of service by the NEO during the performance period, with the normal adjustment based upon the achievement of the performance goals during the entire performance period. For purposes of calculating the amounts reported in this row, it was assumed that the effective date of retirement, disability or death occurred on December 31, 2007 and the Company will achieve the target performance level for both performance categories under the 2006-2008 performance period and the 2007-2009 performance period. Under these assumptions, each NEO would be entitled to receive a prorated portion (two-thirds for the 2006-2008 performance period and one-third for the 2007-2009 performance period) of the target payout for both performance periods. The performance level assumptions used to calculate the amounts reported in this row were selected merely to demonstrate the potential compensation that the NEOs could earn with respect to performance shares following certain triggering events and are not intended to provide any indication regarding future Company performance. A discussion of the Stock Plan and how performance shares are determined under that plan are described in the "Performance shares awards" section of the Compensation Discussion and Analysis, above, at page 33.

(5) Under the terms of the severance agreements entered into between the Company and each NEO, in the event an NEO's employment is terminated without cause, that NEO is entitled to receive a lump sum payment equal to one and one-half times (except for Mr. Wainscott, who receives two times) his assigned target amount under the Annual Incentive Plan for the calendar year in which his date of termination occurs, less any amount otherwise paid or payable to the NEO under the Annual Incentive Plan with respect to such calendar year. The target amount assigned to each NEO under the Annual Incentive Plan for 2007 is reported in the Grants of Plan Based Awards Table, above, beginning at page 42. Assuming a termination date of December 31, 2007, Mr. Wainscott would be entitled under his severance agreement to a lump sum payment equal to two times his assigned target amount under the Annual Incentive Plan for the 2007 performance period and each of the other NEOs would be entitled under their respective severance agreements to a lump sum payment equal to one and one-half times the amount of their assigned target amounts under the Annual Incentive Plan for the 2007 performance period. Since these lump sum payments assume a termination date of December 31, 2007, no amount would yet have been paid or become payable under the Annual Incentive Plan for calendar year 2007. Accordingly, these payments would not be reduced under the terms of the Annual Incentive Plan for amounts paid or payable with respect to

calendar year 2007. Absent the application of the severance agreements, an NEO would not be entitled to any payment under the Annual Incentive Plan for the performance period in which he is terminated.

(6) Under the terms of the severance agreements entered into between the Company and each NEO, in the event an NEO's employment is terminated without cause the NEO is entitled to continue to receive certain employment benefits for the duration of his "severance period." The term "severance period" is either six or twenty-four months for Mr. Wainscott and either six or eighteen months for the other NEOs, depending upon whether they execute releases of all claims relating to their employment in favor of the Company. The employee benefits reported in this row include an annual executive physical, tax preparation and financial planning, life insurance and annual cost of health insurance for the applicable severance period. For purposes of this table, the severance period is assumed to be the maximum period available to each NEO.

(7) Under the terms of the severance agreements entered into between the Company and each NEO, an NEO who is involuntarily terminated without cause is entitled to receive cash severance benefits in an amount equal to the NEO's base salary for a period of six months in a single, undiscounted lump sum. If the NEO executes an agreement releasing the Company from any liability for claims relating to the NEO's employment with the Company, the NEO is also entitled to receive an additional lump sum severance payment in an amount equal to 18 months of base salary (in the case of Mr. Wainscott) or 12 months of base salary (in the case of the other NEOs). The amounts calculated for this row assume that the termination occurred on December 31, 2007.

(8) Under the terms of the Stock Plan, if a participant dies or becomes disabled, then all outstanding restrictions on his or her unvested restricted stock automatically lapse. The amounts reported in this row represent the value of the unvested restricted stock granted to each NEO under the Stock Plan assuming death or disability occurred on December 31, 2007. Amounts were calculated based on the closing market price of the Company' common stock ($46.24) on the last day that stock traded during the Company's 2007 fiscal year (December 31, 2007).

(9) Under the terms of the change-in-control agreements entered into between the Company and each NEO, upon a triggering event the NEO is entitled to receive a lump sum payment equal to (a) between two and one-half and three times the greatest of (i) the NEO's assigned target amount under the Annual Incentive Plan for the calendar year in which the termination occurs, (ii) the amount paid to the NEO under the Annual Incentive Plan for the calendar year immediately preceding the calendar year in which the date of termination occurs, or (iii) the average of the amounts paid or payable to the NEO under the Annual Incentive Plan for each of the three calendar years immediately preceding the calendar year in which the date of termination occurs, (b) less any amounts otherwise paid or payable to the NEO under the Annual Incentive Plan with respect to the calendar year immediately preceding the calendar year in which the date of termination occurs, (c) plus the NEO's assigned maximum amount under the Annual Incentive Plan for the year in which the date of termination occurs, prorated based upon the employment period during such year. For Messrs. Wainscott, Horn and Kaloski, the multiple to be used is three. For Messrs. Ferrara and Gant, the multiple to be used is two and one-half. The amounts reported in this row assume that the termination occurred on December 31, 2007.

(10) Under the terms of the Stock Plan, if a change-in-control occurs and a participant has outstanding grants for performance shares, each grant held by the participant is deemed to be earned at the target amount assigned to the participant on a prorated basis based upon the number of full months of the performance period with respect to each award that have elapsed as of the effective date of the change-in-control. The prorated payment will be made to the NEO as soon as administratively feasible following the effective date of the change-in-control. The amounts reported in this row assume that the effective date of change-in-control occurred on December 31, 2007.

(11) Under the terms of the change-in-control agreements entered into between the Company and each NEO, upon a triggering event the NEO is entitled to receive a lump sum payment equal to the incentive payment with respect to any completed performance period under the Long Term Plan that has not been paid as of the date of the NEO's termination (which amount shall not be less than it would be if calculated at the NEO's assigned target amount under the Long Term Plan), plus a prorated amount of the incentive award with respect to any incomplete performance period calculated at the NEO's assigned target amount under the Long Term Plan for each such performance period. The amounts reported in this row assume that the effective date of the change-in-control occurred on December 31, 2007 effective date of the change-in-control.

(12) The amounts reported in this row represent the incremental value of the SERP calculated under each NEO's change-in-control agreement in excess of the vested amount as of December 31, 2007. In other words, this row excludes any amounts to which the NEO would be entitled if he retired on December 31, 2007 regardless of whether a change-in-control had occurred on or before that date, which amounts are based on the benefits underlying the present values in the Pension Benefits Table beginning on page 45, adjusted to reflect commencement at the earliest possible

date on or after December 31, 2007. These adjustments include a payment date of December 31, 2007 or age 55, if later, a reduction in benefits to reflect commencement prior to age 60, and a 3.08% discount rate used to calculate the lump sum present value. Under the SERP, if a participant elects to commence payments early following his or her 55th birthday instead of after his or her 60th birthday, the payments will be reduced to the actuarial equivalent of the regular payments based upon the participant's age and certain actuarial assumptions. However, in the event of a change-in-control, there would be no such actuarial reduction for commencement of a participant's benefit before age 60. The amounts reported in this row assume that the effective date of the change-in-control occurred on December 31, 2007.

(13) Under the terms of the severance agreements entered into between the Company and each NEO, in the event of a change-in-control the NEO is entitled to continue to receive certain employment benefits for the duration of his "severance period." The term "severance period" is either six or thirty months for Messrs. Wainscott, Horn and Kaloski and either six or twenty-four months for Messrs. Ferrara and Gant. The shorter term applies if the NEO does not execute a release of all claims in favor of the Company relating to his employment and the longer term applies if he does execute such a release. The employee benefits reported in this row include an annual executive physical, tax preparation and financial planning, life insurance and annual cost of health insurance for the applicable severance period. For purposes of this table, the severance period is assumed to be the maximum period available to each NEO.

(14) Estimated excise tax gross-up amounts reported in this row have been calculated in accordance with Internal Revenue Code Section 280G and assume that the effective date of the change-in-control occurred on December 31, 2007. For this purpose, an NEO's "base amount" has been calculated using W-2 Box 1 earnings for 2002-2006, stock options have been assumed to be cashed-out upon a change-in-control, each NEO is assumed to have a combined personal tax rate of 41% and a 20% excise tax, and no specific value has been ascribed to restrictive covenants. These amounts were calculated based on the closing market price of the Company's common stock ($46.24) on the last day that stock traded (December 31, 2007) on or before December 31, 2007.

(15) Under the terms of the change-in-control agreements entered into between the Company and each NEO, upon a triggering event the NEO is entitled to receive cash severance benefits in an amount equal to six months of the NEO's base salary in a single, undiscounted lump sum payment. If the NEO executes a full release of claims relating to his employment in favor of the Company, the NEO is entitled to receive additional cash severance in a single, undiscounted lump sum in an amount equal to either 24 or 30 months of the NEO's base salary. For Messrs. Wainscott, Horn and Kaloski, the period to be used is 30 months. For Messrs. Ferrara and Gant, the period to be used is 24 months. The amounts calculated for this row assume that the effective date of the change-in-control and termination occurred on December 31, 2007.

(16) Under the terms of the change-in-control agreements entered into between the Company and each NEO, upon a triggering event and the execution of a full release of claims in favor of the Company, the NEO is entitled immediately to (a) exercise all stock options awarded to the NEO under the Stock Plan from the effective date of the release until the third anniversary of the date of termination, or the date the option expires under its own terms, and (b) absolute ownership of all shares of restricted stock granted to the NEO under the Stock Plan. Under the terms of the Stock Plan, as of the effective date of a change-in-control of the Company all outstanding stock options become immediately exercisable, all restrictions on the transfer of unvested restricted stock lapse, and all performance shares are deemed earned at the target amount assigned to each award and payment is prorated based on the number of full months of the performance period with respect to each award that has lapsed as of the effective date of the change-in-control.

AUDIT COMMITTEE REPORT

In accordance with its written charter adopted by the Board of Directors, the Audit Committee (the "Committee") of the Board assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and financial reporting practices of the Company. During 2007, the Committee met eight times and discussed the interim quarterly financial results with the Company's Chief Financial Officer and its independent registered public accounting firm, Deloitte & Touche LLP, (the "independent auditors") prior to public release.

In discharging its oversight responsibility as to the audit process, the Committee obtained from the independent auditors a formal written statement describing all relationships between the independent auditors and the Company that might bear on the independent auditors' independence consistent with Independence Standard Board Standard No. 1, "Independence Discussion with Audit Committees," discussed with the independent auditors any relationships that may impact their objectivity and independence and satisfied itself as to the auditors' independence. In addition, the Committee has received written material addressing Deloitte & Touche LLP's internal quality control procedures and other matters, as required by the New York Stock Exchange listing standards. The Committee also discussed with management, the internal auditors and the independent auditors the quality and adequacy of the Company's internal controls and the organization, responsibilities and staffing of the internal audit function. The Committee reviewed with the Company's independent auditors and its internal auditors their respective audit plans, audit scope and identification of audit risks. The Committee has implemented a formal pre-approval process for non-audit fee spending and it seeks to limit this spending to a level that keeps the core relationship with the independent auditors focused on financial statement review and evaluation.

The Committee discussed and reviewed with the Company's independent auditors all communications required by auditing standards generally accepted in the United States of America, including those described in Statement of Auditing Standards No. 61 "Communication with Audit Committees" as amended and, with and without management present, discussed and reviewed the results of the independent auditors' examination of the financial statements. In addition, the Committee has discussed various matters with the independent auditors related to the Company's consolidated financial statements, including all critical accounting policies and practices used, all alternative treatments for material items that have been discussed with Company management, and all other material written communications between the independent auditors and management.

The Committee has discussed and reviewed with management and the Company's independent auditors the Company's audited consolidated financial statements as of and for the year ended December 31, 2007, managements' assessment of the effectiveness of the Company's internal control over financial reporting, and the independent auditors' evaluation of the effectiveness of the Company's internal control over financial reporting. Management has the responsibility for the preparation of the Company's financial statements and for establishing and maintaining adequate internal control over financial reporting and the independent auditors have the responsibility for expressing opinions on the conformity of the Company's audited consolidated financial statements with accounting principles generally accepted in the United States of America and on the effectiveness of the Company's internal control over financial reporting.

Based on the above-mentioned review and discussions with management and the Company's independent auditors, the Committee recommended to the Board that the Company's audited consolidated financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2007, for filing with the Securities and Exchange Commission. The Committee also retained Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2008. As a matter of good corporate governance, the Committee is seeking ratification by the Company's stockholders of that appointment.

THE AUDIT COMMITTEE
Daniel J. Meyer, *Chair*
William K. Gerber
Shirley D. Peterson
Dr. James A. Thomson

PRINCIPAL ACCOUNTING FIRM FEES

The table below provides the aggregate fees paid or accrued by the Company to its principal accounting firm, Deloitte & Touche LLP, for the years ended December 31, 2006 and 2007, respectively:

	2006	2007
Audit Fees(1)	$2,485,900	$2,647,000
Audit-Related Fees(2)	355,500	566,000
Total Audit and Audit Related Fees	2,841,400	3,213,000
Tax Fees(3)	1,375,000	1,420,000
Total(4)	$4,216,400	$4,633,000

(1) Includes fees for the integrated audit of annual consolidated financial statements and reviews of unaudited quarterly consolidated financial statements, audits of internal controls over financial reporting, fees for audits required for regulatory reporting by the Company's insurance subsidiaries and consents related to filings with the Securities and Exchange Commission.

(2) Includes audit-related fees for audits of employee benefit plans and agreed-upon procedure engagements.

(3) Primarily fees for tax compliance, tax planning and tax audits. In 2007, the Company paid $930,000 for tax compliance, $190,000 for tax planning and $300,000 for tax audits.

(4) During 2007, no services were provided by persons other than the principal accountant's full-time, permanent employees.

The Audit Committee annually approves the scope and fees payable for the year-end audit, statutory audits and employee benefit plan audits to be performed by the independent registered public accounting firm for the next fiscal year. Management also defines and presents to the Audit Committee specific projects and categories of service, together with the corresponding fee estimates related to the services requested. The Audit Committee reviews these requests and, if acceptable, pre-approves the engagement of the independent registered public accounting firm. The Audit Committee authorizes its Chair to pre-approve all non-audit services on behalf of the Audit Committee during periods between regularly scheduled meetings, subject to ratification by the Audit Committee at its next meeting. The company's Chief Financial Officer summarizes on an annual basis the external auditor services and fees paid for pre-approved services and reports on a quarterly basis if there are any new services being requested requiring pre-approval by the Audit Committee.

All of the services provided by Deloitte & Touche LLP have been approved in accordance with the foregoing policies and procedures.

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Proposal 2 on the proxy card)

The Audit Committee of the Board of Directors appointed Deloitte & Touche LLP, as the Company's independent registered public accountant for the current fiscal year. The Audit Committee and the Board of Directors seek to have the stockholders ratify this appointment. Representatives of Deloitte & Touche LLP, are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they so desire and will respond to appropriate questions.

Although shareholder ratification is not required under the laws of the State of Delaware, the Audit Committee and the Board are submitting the appointment of Deloitte & Touche LLP to the Company's stockholders for ratification at the annual meeting as a matter of good corporate governance in order to provide a means by which stockholders may communicate their opinion with respect to this matter. If the appointment of Deloitte & Touche LLP is not ratified by the stockholders, the Audit Committee may replace Deloitte & Touch LLP with another independent registered public accounting firm for the balance of the year or may decide to maintain its appointment of Deloitte & Touche LLP, whichever it deems to be in the best interests of the Company given the circumstances at that time.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF THE AUDIT COMMITTEE'S APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2008.

RE-APPROVAL OF THE PERFORMANCE GOALS OF THE COMPANY'S ANNUAL MANAGEMENT INCENTIVE PLAN (Proposal 3 on the proxy card)

Introduction

Prior Approval and Amendments; Identification of Exhibit

The Company's Annual Management Incentive Plan (the "Annual Incentive Plan") was originally adopted in January 1993. The Annual Incentive Plan was restated in March 1998 to reflect certain amendments, and was amended and restated in January 2003 to conform to the requirements of Section 162(m) of the Internal Revenue Code ("the Code").

On October 18, 2007, the Annual Incentive Plan was amended to conform to certain requirements of Section 409A of the Code. For ease of reference and presentation, the amendments approved on October 18, 2007 have been incorporated into the Annual Incentive Plan and it has been restated as of that date. A copy of the amended and restated Annual Incentive Plan as of October 18, 2007 is attached as Exhibit A to this Proxy Statement.

Reason for Seeking Shareholder Approval and Explanation of Approval Sought

Section 162(m) generally places a $1,000,000 limit on the deductibility for federal income tax purposes of the annual compensation paid to a company's chief executive officer and each of its other four most highly compensated executive officers (other than the Chief Financial Officer). However, "qualified performance-based compensation" is exempt from this deductibility limitation. Qualified performance-based compensation is compensation paid based solely upon the achievement of objective performance goals, the material terms of which are approved by the shareholders of the paying corporation.

The Company's Annual Incentive Plan, including its performance goals, was approved by the Company's shareholders in 2003 and grants of performance awards under the plan currently qualify as performance-based compensation under Section 162(m). Under Section 162(m), however, in order for performance awards under the Annual Incentive Plan to continue to qualify as performance-based compensation, the material terms of the plan's performance goals must be approved by the shareholders no later than the first shareholder meeting that occurs in the fifth year following the year in which the goals last received shareholder approval. Since the last such shareholder approval was received in 2003, we are now asking the shareholders to reapprove the Annual Incentive Plan performance goals in order to preserve the tax status of performance awards as performance-based, and thereby allow the Company to continue to fully deduct the compensation expense related to the awards. We are not amending or altering the Annual Incentive Plan. If this proposal is not adopted, the Compensation Committee may continue to grant performance awards under the Annual Incentive Plan, but if it does so, certain awards to executive officers would no longer be fully tax deductible by the Company.

Summary of the Annual Incentive Plan

Set forth below is a summary of certain important features of the Annual Incentive Plan, as currently amended and restated, including the material terms of the performance goals under which compensation is to be paid to the participants in the Annual Incentive Plan. The summary is qualified in its entirety by reference to the full text of the amended and restated Annual Incentive Plan, a copy of which is appended to this Proxy Statement as Exhibit A. All capitalized terms not defined in the summary are defined in the text of the Annual Incentive Plan.

Eligibility. Eligibility for participation in the Annual Incentive Plan is set forth in Section 2 of the plan. All elected officers and other nonrepresented salaried employees of the Company are eligible to be selected for participation in the Annual Incentive Plan.

Business Criteria for Performance Awards. The business criteria for determining performance awards under the Annual Incentive Plan are set forth in Section 3 of the plan. They are net income (excluding special, unusual and extraordinary items), safety and quality.

Performance Award Determination; Maximum Award Amount. How a performance award is determined and the maximum amount of a performance award under the Annual Incentive Plan are set forth in Sections 3 and 6 of the plan. In general, the process for determining a performance award is as follows: For each Executive Officer who participates in the Annual Incentive Plan (referred to as a "Covered Employee" in the Annual Incentive Plan), the Compensation Committee assigns the officer a Target Percentage and a Maximum Percentage. The Executive Management Committee assigns each other Plan Member a Target Percentage and a Maximum Percentage. A Plan Member's Target Percentage is multiplied by the Plan Member's annual base compensation for the Performance period to arrive at the Plan Member's target award if the Company achieves certain goals with respect to safety, quality and net income that are established by the Compensation Committee and approved by the Board of Directors at the start of a performance period. A Plan Member's Maximum Percentage, which is two times his or her Target Percentage, is multiplied by his or her annual base compensation to determine his or her maximum award if the Company, in addition to meeting the goals for safety and quality, exceeds the established net income goal by a certain level as determined by the Compensation Committee. If only the goal for safety is attained for a Performance Period, the Compensation Committee nevertheless would grant a Performance Award for safety only. The Compensation Committee may also identify one or more Covered Employees to participate in a Special Award. If an individual is selected to participate in the Special Award grant, the Compensation Committee establishes an objective formula based on net income that, if attained, would entitle such individual to a Special Award. At the conclusion of each Performance Period, the Compensation Committee, with respect to Covered Employees, and the Executive Management Committee, with respect to other Plan Members, determines the extent to which the performance goals have been met. The Compensation Committee and the Executive Management Committee, respectively, will then determine the target award or maximum award, and any Special Award, earned by each Plan Member. A Plan Member's Performance Award for a Performance Period consists of the target award or maximum award, as the case may be, plus any Special Award, to which he or she may be entitled in respect of that Performance Period. No Performance Award may be paid to a Covered Executive except upon written certification by the Compensation Committee that the applicable performance goals have been satisfied. No Covered Executive may receive a Performance Award in excess of $5,000,000. Each Performance Award is paid in cash in a single lump-sum.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RE-APPROVAL OF THE PERFORMANCE GOALS OF THE ANNUAL MANAGEMENT INCENTIVE PLAN.

STOCKHOLDER PROPOSALS FOR THE 2009 ANNUAL MEETING AND NOMINATIONS OF DIRECTORS

The Company's by-laws establish an advance notice procedure with regard to certain matters, including stockholder proposals and nominations of individuals for election to the Board of Directors. Notice of a stockholder proposal or director nomination for the 2009 Annual Meeting must be received by the Company no later than March 30, 2009 and no earlier than February 28, 2009, and must contain certain information and conform to certain requirements specified in the by-laws. If the Chairman determines at the Annual Meeting that a stockholder proposal or director nomination was not made in accordance with the by-laws, the Company may disregard the proposal or nomination. In addition, if a stockholder submits a proposal outside of Rule 14a-8 for the 2009 Annual Meeting, but the proposal complies with the advance notice procedure prescribed by the by-laws, then the Company's proxy may confer discretionary authority on the persons being appointed as proxies on behalf of the Board of Directors to vote on the proposal.

If a stockholder intends to present a proposal at the 2009 Annual Meeting of Stockholders and seeks to have the proposal included in the Company's proxy materials in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, the proposal must be submitted in writing and received by the Secretary of the Company no later than December 18, 2008. The proposal must also satisfy the other requirements of the rules of the Securities and Exchange Commission relating to stockholder proposals.

Any proposals, as well as any related questions, should be directed to: Secretary, AK Steel Holding Corporation, 9227 Centre Pointe Drive, West Chester, Ohio 45069.

OTHER MATTERS

The Company's audited financial statements as of and for the year ended December 31, 2007, together with the report thereon of Deloitte & Touche LLP, the Company's independent registered public accounting firm, are included in the Company's Annual Report on Form 10-K under the Securities Exchange Act of 1934. A copy of the 2007 Annual Report on Form 10-K is included in the Company's 2007 Annual Report to Stockholders and is being furnished on the Internet to stockholders together with this Proxy Statement.

This Proxy Statement and the accompanying form of proxy will be furnished on the Internet to stockholders on or about April 17, 2008, together with the 2007 Annual Report to Stockholders. In addition, the Company is requesting banks, brokers and other custodians, nominees and fiduciaries to forward the Notice to the beneficial owners of shares of the Company's common stock held by them of record and will reimburse them for the reasonable out-of-pocket expenses they incur in complying with this request. The Company retained Georgeson Inc. to assist in the solicitation of proxies for a fee estimated to be $7,500 plus out-of-pocket expenses. Solicitation of proxies also may be made by officers and employees of the Company. The cost of soliciting proxies will be borne by the Company.

The Board of Directors does not know of any matters to be presented at the meeting other than those set forth in the accompanying Notice of Meeting. However, if any other matters properly come before the meeting, it is intended that the holders of proxies will vote on the matter in their discretion.

By order of the Board of Directors,
David C. Horn
Secretary

West Chester, Ohio
April 17, 2008

EXHIBIT A

AK STEEL CORPORATION
ANNUAL MANAGEMENT INCENTIVE PLAN
(as amended and restated as of October 18, 2007)

Introduction

The name of this plan is the AK Steel Corporation Annual Management Incentive Plan (the "Plan"). AK Steel Corporation (the "Company") adopted the Plan in 1994 to enhance the Company's focus on specific performance goals with respect to net income, safety, and quality. The Plan is hereby amended and restated as set forth in this document.

The Plan is a payroll practice intended to motivate selected employees to meet certain performance goals. The Plan is not intended to be an employee benefit plan within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, and the Plan shall be interpreted, administered and enforced to the extent possible in a manner consistent with that intent. Any obligations under the Plan shall be the joint and several obligations of AK Steel Holding Corporation, the Company, and each of their respective subsidiaries and affiliates. The Plan is designed to comply with the performance-based compensation exception under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

1. Administration of the Plan.

This Plan shall be administered by the Compensation Committee (the "Committee") of the Board of Directors of the Company (the "Board"). The Committee shall consist of not less than two members of the Board who shall be appointed from time to time by, and shall serve at the discretion of, the Board. Each member of the Committee shall be an "outside director" within the meaning of Section 162(m) of the Code and related regulations, an "independent director" as defined in the rules and regulations of the New York Stock Exchange, and a "non-employee director" as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended. The Human Resources Department of the Company shall maintain records of authorized participants for each period described in paragraph 4 below (the "Performance Period").

2. Participation.

Certain nonrepresented salaried employees of the Company ("Plan Member" or "Plan Members") shall be eligible to participate in this Plan upon selection by the Chairman of the Board or his delegate, the Executive Management Committee (the "EMC"), subject to the approval and/or review from time to time by the Committee. The EMC shall consist of the Company's Chief Executive Officer, President, Vice President—Human Resources, and such other individuals as may be designated from time to time by the Chief Executive Officer. Notwithstanding the foregoing, any covered employee as defined in Section 162(m)(3) of the Code ("Covered Employee"), shall be designated to participate in the Plan by the Committee in writing within the time period prescribed by Section 162(m) of the Code and related regulations.

3. Bonus Opportunity Targets.

Each Plan Member shall be assigned a Bonus Opportunity Target Percentage ("Target Percentage") and a Bonus Opportunity Maximum Percentage ("Maximum Percentage") at the time he is selected for participation in this Plan based on his position in the Company and/or his overall contribution to the Company. A Plan Member's Target Percentage and/or Maximum Percentage may be changed from time to time at the discretion of the Committee or the EMC. Notwithstanding the foregoing, the Committee shall assign or change, in writing, the Target Percentage and Maximum Percentage for any Covered Employee for a particular Performance Period within the time period prescribed by Section 162(m) of the Code and related regulations.

A Plan Member's Target Percentage with respect to any Performance Period is the percentage of his annual base compensation (as defined below) that may be awarded to him by the Company as additional compensation if the Company achieves certain goals as determined by the Committee and approved by the Board with respect to net income (excluding special, unusual and extraordinary items), safety, and quality. A Plan Member's Maximum Percentage, which is two times his Target Percentage, is the percentage of his annual base compensation that may be awarded if the Company achieves for the Performance Period not only the established safety and quality goals, but exceeds the established net income goal by a certain level as determined by the Committee. A Plan Member's annual base compensation for purposes of this Plan shall be his actual base salary paid during the relevant Performance Period.

Any amount awarded to a Plan Member under this Plan shall be referred to herein as a "Performance Award." If a Plan Member is designated to participate in the Plan after the commencement of a Performance Period, such individual's Performance Award will be prorated based on his period of participation in the Plan during such Performance Period.

4. Performance Periods.

Each Performance Period shall be the twelve-month period commencing on January 1 and ending on the following December 31.

5. Performance Award Payment Date.

The Performance Award Payment Date is the date on which any Performance Awards are paid to Plan Members, which date shall not be later than March 15 immediately following the last day of each Performance Period. Before any Performance Award is paid to a Covered Employee, the Committee shall certify in writing that the criteria for receiving a Performance Award pursuant to the terms of the Plan have been satisfied.

6. Performance Award Determination.

For each Performance Period, the Committee shall assign, in writing, with respect to each of the performance factors of net income, safety, and quality, a threshold goal, a target goal, and, with respect to the net income factor, the level which if exceeded will result in the maximum Performance Awards being made. If the threshold goals are not met, no Performance Awards shall be made. Achievement of performance between the threshold and target goals shall result in Performance Awards being made. The threshold and target goals, and the level of net income required to achieve the maximum Performance Awards, shall be communicated in writing to Covered Employees no later than the time period prescribed by Section 162(m) of the Code and related regulations. Different threshold and target goals may apply with respect to a specific plant, department, or area of the Company. Notwithstanding the foregoing, Performance Awards may be granted with respect to achievement of the threshold goal for safety even if the threshold goal for net income for the Performance Period is not achieved.

The Committee may establish such other parameters and procedures for determining Performance Awards as it deems appropriate with respect to any Performance Period. The maximum Performance Award (including any special Performance Award pursuant to paragraph 7 below) that may be paid to any Covered Employee with respect to any Performance Period shall be $5 million. The Committee may delegate the calculation of Performance Awards to the Company's Chief Financial Officer, subject to the Committee's supervision.

7. Special Awards to Covered Employees.

Subject to the provisions of paragraph 6 above, the Committee may grant with respect to any Performance Period a special Performance Award to any Covered Employee if a specified level of net income (excluding special, unusual and extraordinary items) is achieved by the Company. The level of net income required to achieve any such award and the amount of any such award shall be established by the Committee in writing within the time period prescribed by Section 162(m) of the Code and related regulations.

8. Form of Payment.

All Performance Awards will be paid in a single lump-sum payment in cash. The Company will withhold such payroll or other taxes as it determines to be necessary or appropriate.

9. Occurrence of Events During Performance Period.

a. Termination of Employment.

If during a Performance Period a Plan Member dies, becomes totally and permanently disabled, or retires, the Plan Member (or his estate in the case of death) shall be entitled under this Plan to a prorated Performance Award, if any, based on his period of participation during such Performance Period. If during a Performance Period a Plan Member's employment with the Company involuntarily terminates for any reason other than for cause, the Plan Member may receive, in the sole discretion of the Committee or the EMC, a prorated Performance Award, if any, based on his period of participation during such Performance Period. If a Plan Member is terminated for cause, as cause may be defined by the Committee or the EMC, or if a Plan Member voluntarily terminates before any Performance Award Payment Date, no Performance Award shall be paid under this Plan.

b. Removal from the Plan.

A Plan Member may be removed from further participation in this Plan by the Committee or the EMC and such removal shall be effective as of the date determined by the Committee or the EMC. In such a case, the Plan Member may receive, in the sole discretion of the Committee or the EMC, a prorated Performance Award, if any, based on his period of participation during the Performance Period in which his removal occurs.

c. Leave of Absence.

If during a Performance Period, a Plan Member is absent from employment with the Company for a period of more than ninety (90) consecutive calendar days for any reason, the Plan Member's participation in the Plan will be suspended for the period of such absence exceeding ninety (90) days, and he may receive, in the sole discretion of the Committee or the EMC, a prorated Performance Award, if any, based on his period of participation during such Performance Period.

10. Source of Benefits.

The Company shall make any cash payments due under the terms of this Plan directly from its assets. Nothing contained in this Plan shall give or be deemed to give any Plan Member or any other person any interest in any property of the Company, nor shall any Plan Member or any other person have any right under this Plan not expressly provided by the terms hereof, as such terms may be interpreted and applied by the Committee in its discretion.

11. Liability of Officers and Plan Members.

No current or former employee, officer, director or agent of AK Steel Holding Corporation or of the Company shall be personally liable to any Plan Member or other person to pay any benefit payable under any provision of this Plan or for any action taken by any such person in the administration or interpretation of this Plan.

12. Unsecured General Creditor.

The rights of a Plan Member (or his beneficiary in the event of his death) under this Plan shall only be the rights of a general unsecured creditor of the Company, and the Plan Member (or his designated beneficiary) shall not have any legal or equitable right, interest, or other claim in any property or assets of the Company by reason of the establishment of this Plan.

13. Arbitration.

Any dispute under this Plan shall be submitted to binding arbitration subject to the rules of the American Arbitration Association before an arbitrator selected by the Company and acceptable to the Plan Member. If the Plan Member objects to the appointment of the arbitrator selected by the Company, and the Company does not appoint an arbitrator acceptable to the Plan Member, then the Company and the Plan Member shall each select an arbitrator and those two arbitrators shall collectively appoint a third arbitrator who shall alone hear and resolve the dispute. The Company and the Plan Member shall share equally the costs of arbitration. No Company agreement of indemnity, whether under its Articles of Incorporation, the bylaws or otherwise, and no insurance by the Company, shall apply to pay or reimburse any Plan member's costs of arbitration.

14. Amendment or Termination of Plan.

The Board expressly reserves for itself and for the Committee the right and the power to amend or terminate the Plan at any time. In such a case, unless the Committee otherwise expressly provides at the time the action is taken, no Performance Awards shall be paid to any Plan Member on or after the date of such action.

15. Miscellaneous.

a. Assignability.

Plan Members shall not alienate, assign, sell, transfer, pledge, encumber, attach, mortgage, or otherwise hypothecate or convey in advance of actual receipt the amounts, if any, payable hereunder. No part of the amounts payable hereunder shall, prior to actual payment, be subject to seizure or sequestration for the payment of any debts, judgments, alimony, or separate maintenance, nor shall any person have any other claim to any benefit payable under this Plan as a result of a divorce or the Plan Member's, or any other person's bankruptcy or insolvency.

b. Obligations to the Company.

If a Plan Member becomes entitled to payment of any amounts under this Plan, and if at such time the Plan Member has any outstanding debt, obligation, or other liability representing an amount owed to the Company, then the Company may offset such amounts against the amounts otherwise payable under this Plan. Such determination shall be made by the Committee or the Board.

c. No Promise of Continued Employment.

Nothing in this Plan or in any materials describing or relating to this Plan grants, nor should it be deemed to grant, any person any employment right, nor does participation in this Plan imply that any person has been employed for any specific term or duration or that any person has any right to remain in the employ of the Company. Subject to the provisions of paragraph 9 hereof, the Company retains the right to change or terminate any condition of employment of any Plan Member without regard to any effect any such change has or may have on such person's rights hereunder.

d. Captions.

The captions to the paragraphs of this Plan are for convenience only and shall not control or affect the meaning or construction of any of its provisions.

e. Pronouns.

Masculine pronouns and other words of masculine gender shall refer to both men and women.

f. Validity.

In the event any provision of this Plan is found by a court of competent jurisdiction to be invalid, void, or unenforceable, such provision shall be stricken and the remaining provisions shall continue in full force and effect.

g. Applicable Law.

This Plan is subject to interpretation under federal law and, to the extent applicable, the law of the State of Ohio.

Adopted: 1994
Amended and Restated: March 19, 1998
Amended and Restated: January 16, 2003
Amended and Restated: October 18, 2007

AK Steel

C 1234567890

MR ANDREW SAMPLE
1234 AMERICA DRIVE
ANYWHERE, IL 60661

IMPORTANT ANNUAL STOCKHOLDERS' MEETING INFORMATION — YOUR VOTE COUNTS!

Stockholder Meeting Notice

123456 C0123456789 12345

Important Notice Regarding the Availability of Proxy Materials for the AK Steel Holding Corporation Stockholder Meeting to be Held on Thursday, May 29, 2008

Under new Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the annual stockholders' meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual meeting are on the reverse side. Your vote is important!

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The Notice and Proxy Statement, Annual Report on Form 10-K and Letter to Stockholders are available at:

www.envisionreports.com/AKS

Easy Online Access — A Convenient Way to View Proxy Materials and Vote

When you go online to view materials, you can also vote your shares.

Step 1: Go to **www.envisionreports.com/AKS** to view the materials.
Step 2: Click on **Cast Your Vote or Request Materials.**
Step 3: Follow the instructions on the screen to log in.
Step 4: Make your selection as instructed on each screen to select delivery preferences and vote.

When you go online, you can also help the environment by consenting to receive electronic delivery of future materials.

Obtaining a Copy of the Proxy Materials – If you want to receive a paper or e-mail copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed on the reverse side on or before May 15, 2008 to facilitate timely delivery.

C O Y

Stockholder Meeting Notice

AK Steel Holding Corporation's Annual Meeting of Stockholders will be held on May 29, 2008 at The Ritz Carlton Hotel Chicago, 160 E. Pearson Street, Chicago, Illinois 60611, at 1:30 p.m., Central Daylight Saving Time.

Proposals to be voted on at the meeting are listed below along with the Board of Directors' recommendations.

The Board of Directors recommends that you vote FOR the following proposals:

1. To elect eleven directors of the Company; and
2. To ratify the Audit Committee's appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2008; and
3. To re-approve the performance goals for the Company's Annual Management Incentive Plan; and
4. To transact such other business as properly may come before the meeting.

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must vote online or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you.

Directions to AK Steel Holding Corporation's 2008 Annual Meeting of Stockholders:

The Ritz Carlton Hotel Chicago
160 E. Pearson Street
Chicago, Illinois 60611

Directions from Midway Airport

- From the airport, turn right (north) onto Cicero Avenue
- Take I-55 North (Stevenson Expressway)
- Take I-90/94 West (Kennedy Expressway)
- Exit onto Ohio Street
- Follow Ohio Street to Michigan Avenue
- Turn left (north) onto Michigan Avenue and follow for six blocks
- Turn right onto Pearson Street
- The Ritz Carlton Hotel Chicago is a half block down Pearson Street on the left-hand side

From North and Northwest:

- Take I-90/94 East (Kennedy Expressway/Edens Expressway) to Ohio Street (Ohio is a one-way street going east)
- Follow Ohio Street 1 mile (1.6 kilometers) to Michigan Avenue
- Turn left onto Michigan Avenue (heading north) for six blocks to Pearson Street
- Turn right on Pearson (heading east), half a block to the Hotel entrance
- The Hotel will be on your left-hand side

From South and East:

- Take I-90/94 West (Dan Ryan Expressway) to Ohio Street (Ohio is a one-way street going east)
- Follow Ohio Street 1 mile (1.6 kilometers) to Michigan Avenue
- Turn left on Michigan Avenue and drive six blocks to Pearson Street
- Turn right on Pearson, half a block to the Hotel entrance
- The Hotel will be on your left-hand side

Here's how to order a copy of the proxy materials and select a future delivery preference:

Paper copies: Current and future paper delivery requests can be submitted via the telephone, Internet or email options below.

Email copies: Current and future email delivery requests must be submitted via the Internet following the instructions below. If you request an email copy of current materials you will receive an email with a link to the materials.

PLEASE NOTE: You must use the numbers in the shaded bar on the reverse side when requesting a set of proxy materials.

→ **Internet** – Go to **www.envisionreports.com/AKS**. Click Cast Your Vote or Request Materials. Follow the instructions to log in and order a paper or email copy of the current meeting materials and submit your preference for email or paper delivery of future meeting materials.

→ **Telephone** – Call us free of charge at 1-866-641-4276 using a touch-tone phone and follow the instructions to log in and order a paper copy of the materials by mail for the current meeting. You can also submit a preference to receive a paper copy for future meetings.

→ **Email** – Send email to investorvote@computershare.com with "Proxy Materials AK Steel Holding Corporation" in the subject line. Include in the message your full name and address, plus the three numbers located in the shaded bar on the reverse, and state in the email that you want a paper copy of current meeting materials. You can also state your preference to receive a paper copy for future meetings.

To facilitate timely delivery, all requests for a paper copy of the proxy materials must be received by May 15, 2008.

AK Steel

☐ Mark this box with an X if you have made changes to your name or address details above.

Annual Meeting Proxy Card

A. Election of Directors

1. The Board of Directors recommends a vote FOR the listed nominees.

	For	Withhold		For	Withhold
01 – Richard A. Abdoo	☐	☐	07 – Daniel J. Meyer	☐	☐
02 – John S. Brinzo	☐	☐	08 – Ralph S. Michael, III	☐	☐
03 – Dennis C. Cuneo	☐	☐	09 – Shirley D. Peterson	☐	☐
04 – William K. Gerber	☐	☐	10 – Dr. James A. Thomson	☐	☐
05 – Dr. Bonnie G. Hill	☐	☐	11 – James L. Wainscott	☐	☐
06 – Robert H. Jenkins	☐	☐			

B. Ratification of the Audit Committee's appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2008.

1. The Board of Directors recommends a vote FOR the ratification of the Audit Committee's appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2008.

☐ For ☐ Against ☐ Abstain

C. Re-approval of the performance goals for the Company's Annual Management Incentive Plan.

1. The Board of Directors recommends a vote FOR the re-approval of the performance goals for the Company's Annual Management Incentive Plan.

☐ For ☐ Against ☐ Abstain

D. Authorized Signatures – Sign Here – This section must be completed for your instructions to be executed.

NOTE: Please sign your name(s) EXACTLY as your name(s) appear(s) on this proxy. All joint holders must sign. When signing as attorney, trustee, executor, administrator, guardian or corporate officer, please provide your FULL title.

Signature 1 – Please keep signature within the box ________________

Signature 2 – Please keep signature within the box ________________

Date (mm/dd/yyyy) ________________

Title: ________________ Title: ________________

Proxy - AK Steel Holding Corporation

Annual Meeting of Stockholders
Proxy Solicited on behalf of the Board of Directors of the Company for the Annual Meeting May 29, 2008

The undersigned stockholder of AK Steel Holding Corporation (the "Company") hereby appoints James L. Wainscott, David C. Horn and Albert E. Ferrara, Jr., and each of them, as attorneys-in-fact and proxies, each with full power of substitution, to represent the undersigned at the Annual Meeting of Stockholders of the Company to be held on May 29, 2008, and at any adjournment thereof, with authority to vote at such meeting all shares of Common Stock of the Company owned by the undersigned on April 1, 2008, in accordance with the directions indicated herein:

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. UNLESS OTHERWISE SPECIFIED, THIS PROXY WILL BE VOTED "FOR" THE ELECTION AS A DIRECTOR OF EACH OF THE ELEVEN NOMINEES NAMED ON THE REVERSE SIDE and "FOR" THE RATIFICATION OF THE AUDIT COMMITTEE'S APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2008 and "FOR" THE RE-APPROVAL OF THE PERFORMANCE GOALS FOR THE COMPANY'S ANNUAL MANAGEMENT INCENTIVE PLAN.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE ELEVEN NOMINEES NAMED FOR ELECTION AS A DIRECTOR.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE AUDIT COMMITTEE'S APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2008.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RE-APPROVAL OF THE PERFORMANCE GOALS FOR THE COMPANY'S ANNUAL MANAGEMENT INCENTIVE PLAN.

Please sign, date and return this proxy card promptly using the enclosed envelope.

(Continued and to be voted on reverse side.)

END